2025 ANNUAL REPORT



Corporate Profile

F.N.B. Corporation (FNB), headquartered in Pittsburgh, is the holding company for First National Bank of Pennsylvania. Established in 1864, the Company is known for a passion for doing what's right and a commitment to its customers and communities that starts at the top of the house. Experienced bankers, executive leaders and a dedicated team of highly qualified business, financial, risk management and audit professionals all contribute to the continued success of one of the 50 largest bank holding companies based in the U.S. by total assets.

- FNB offers a broad array of products and services to provide customers with comprehensive solutions in consumer banking, commercial banking, wealth management, treasury management, capital markets, public finance and insurance, enabling the Company to serve consumers and businesses throughout all stages of their financial journey.

- A publicly traded company on the New York Stock Exchange (NYSE: FNB), FNB had a market capitalization of approximately $6.1 billion as of December 31, 2025.

- FNB's inclusion in Standard & Poor's MidCap 400 Index and the Russell 1000 Index reinforces that the Company is characterized by stability and poised for continued growth.



- FNB Branch/ATM
- ★ FNB Planned Expansion Branch/ATM

- FNB has a growing commercial and consumer presence spanning seven states and the District of Columbia, with market coverage in several major metropolitan areas, including Pittsburgh, PA; Cleveland, OH; Baltimore, MD; Washington, D.C.; Charlotte, Raleigh, Durham and the Piedmont Triad (Winston-Salem, Greensboro and High Point) in NC; and Charleston, SC.

- FNB is recognized for its exceptional customer service, commitment to innovation and differentiated culture:
  - A highly rated, award-winning mobile app and eStore® omnichannel banking platform
  - Winner of approximately 130 prestigious Best Bank awards from Crisil Coalition Greenwich since 2011
  - Nationally recognized as a 2025 Top Workplace USA, bringing FNB to a total of more than 80 honors as a leading workplace based on employee feedback
  - Winner of the prestigious President's "E" Award for Export Service

MORE THAN
$50
BILLION
IN ASSETS

MORE THAN
4,550
TOTAL
EMPLOYMENT

APPROX.
1,800
ATMs

NEARLY
$39
BILLION
IN DEPOSITS

APPROX.
350
BRANCHES

SERVING
7
STATES
AND
WASHINGTON,
D.C.

LINES OF BUSINESS

Commercial Banking

- Asset-Based Lending
- Builder Financing
- Capital Markets
- Commodity Hedging
- Corporate and Business Banking
- Government Banking
- International Banking
- Investment Banking
- Investment Real Estate
- Lease Financing
- Mezzanine Financing
- Public Finance
- Small Business Administration (SBA) Lending
- Treasury Management

Consumer Banking

- Consumer Lending
- Deposit Products
- eStore Digital Banking Platform
- Mobile and Online Banking
- Mortgage Banking
- Small Business Banking

Insurance

- Employee Benefits
- Personal
- Property and Casualty
- Title

Wealth Management

- Brokerage
- Investment Advisory
- Private Banking
- Retirement Services
- Trust and Fiduciary

STRATEGIC PRIORITIES



Drive Organic Growth

Continually pursuing opportunities to grow revenue by expanding the customer base, deposit base and assets in tailored ways that are innovative, sustainable and align with the Company's risk appetite.

Maintain Efficiency and Expense Control

Striving to perform efficiently for the benefit of customers, employees and investors through investments in technology, automation and streamlining operations.

Optimize the Balance Sheet

Generating strong profitability and enhancing returns through the efficient use of capital and proactive risk management.

Build a Scalable Infrastructure Through Data and AI Utilization

Developing the processes and investing in the modern tools that support the organization today and prepare it for the future.

Build a Strong, Differentiated Brand

Distinguishing the Company as a diversified financial institution with experienced leadership and a comprehensive array of products and capabilities.

Promote Core Values

Instilling in each employee the values that guide FNB's strategic vision: Integrity and Honor, Excellence and Passion, Teamwork and Collaboration, Innovation and Creativity, and Leadership and Recognition.

2025 Awards

Concurrent with FNB's significant growth over the past two decades, the Company also has become highly acclaimed for its performance, innovation, customer experience, workplace culture and leadership. In 2025, FNB received further recognition and awards from major media outlets, third-party research organizations and industry experts. Each honor affirms that FNB is successfully executing its strategic goals and living up to its values.



Performance and Innovation

- *Forbes* — America's Best Companies and Global 2000
- *USA Today* — America's Best Loyalty & Rewards Programs
- *Crisil Coalition Greenwich* — 15 Best Bank Awards (Approximately 130 total since 2011, formerly Excellence and Best Brand Awards)
- *Global Finance* — Best SME Bank (Mid-Atlantic Region)
- *GoBankingRates* — Best Regional Banks (2022-2025)
- *PA Business Central* — Top 100 Organizations in Central Pennsylvania – (2014-2019, 2021-2025)





Corporate Social Responsibility

- *Forbes* — America's Most Trusted Companies
- DiversityJobs.com — Top Employer (2020-2025)
- *WomenCertified* — Women's Choice Award® – Best Companies to Work For:
  Best Companies for Women and Best Companies for Millennial Women (2022-2025)
- *Newsweek* — America's Greatest Workplaces
  (Overall, Pennsylvania, Gen Z, LGBTQ+, Financial Services)
- *Newsweek* — America's Most Admired Workplaces (2025-2026)
- *Ragan* — Top Places to Work in Communications
- *U.S. Veterans Magazine* — Top Veteran-Friendly Employer (2024-2025)
- *Energage* — Top Workplaces USA (2021-2025), Financial Services (2021-2025),
  National Culture Excellence: Innovation, Leadership and Work-Life Flexibility
  (2022-2025), Purpose & Values (2025), Employee Well-Being, Employee
  Appreciation and Professional Development (2023-2025), Pittsburgh
  (2011-2025), Northeast Ohio (2015-2025), Charlotte (2022-2025)
  and Baltimore (2022-2025) (80+ total Top Workplaces awards)





CEO Awards

- Brand Finance — Top 50 CEOs in the United States and a top 5 U.S.-based
  leader on Global Bank CEO ranking
- Committee for Economic Development — Distinguished Leadership Awards
- *CEO Magazine* — CEO of the Year
- Downtown Neighbors Alliance — Corporate Person of the Year
- *Pittsburgh Business Times* — Power 100
- *PA Business Central* — Top 100 People in Central Pennsylvania
- *Central PA Business Journal* — Power List for Banking, Finance, Accounting and Wealth Management



The Digital Banker — CEO of the Year – USA, Vincent J. Delie, Jr.

FNB's Chairman, President and CEO is one of the most recognized and awarded leaders in the banking industry. He received a CEO of the Year honor as part of *The Digital Banker's* Global Retail Banking Innovation Awards. In a release, the outlet's managing director said Delie "continues to set a new standard for leadership for both his institution and the banking industry, at large."

2025 Financial Performance

$50 BILLION TOTAL ASSETS

14.4% ROATCE[1]

54.8% EFFICIENCY RATIO[1,2]
Peer-leading

11.4% CET1 CAPITAL RATIO

$35 BILLION TOTAL LOANS
2.5% year-over-year growth

$11.87 TANGIBLE BOOK VALUE/SHARE[1]
13% year-over-year growth

$39 BILLION TOTAL DEPOSITS
4.5% year-over-year growth with stable non-interest-bearing deposits to total deposit mix

0.20% NET CHARGE-OFFS TOTAL LOANS
Stable asset quality that has outperformed peers through various economic cycles

$224 MILLION CAPITAL RETURNED TO SHAREHOLDERS
$2.3 billion returned since 2009

[1] A non-GAAP measure
[2] FTE basis
FNB record



Earnings per Share Growth

	2021	2022	2023	2024	2025
Reported EPS	$1.23	$1.22	$1.31	$1.27	$1.56
Operating EPS[1]	$1.24	$1.40	$1.57	$1.39	$1.59

■ Reported EPS ■ Operating EPS[1]



Significant Internal Capital Generation[1]

12% CAGR (2021-2025)

	2021	2022	2023	2024	2025
TBV	$8.59	$8.27	$9.47	$10.49	$11.87
Cumulative Dividend	$0.48	$0.96	$1.44	$1.92	$2.40
Total	$9.07	$9.23	$10.91	$12.41	$14.27

■ TBV ■ Cumulative Dividend

Superior Industry-Leading Total Shareholder Return

	1-Year	3-Year	5-Year	12/31/2009
FNB	19.4%	45.3%	115.6%	382.8%
KBW Regional Banking Index	3.3%	8.7%	31.1%	173.2%



Vincent J. Delie, Jr.

Chairman, President and Chief Executive Officer
F.N.B. Corporation and First National Bank

Letter to Our Shareholders

As we reflect on 2025, FNB continued to deliver on our promise of sustainable growth and innovation to provide value to all our stakeholders — customers, communities, employees and shareholders alike. We have differentiated ourselves through our investments in digital tools and data analytics, offering a streamlined, omnichannel client experience. Those efforts enable our teams to better engage clients, collaborate on strategic initiatives and generate quality leads that accelerate sales and grow revenue. Since 2009, FNB has organically grown loans and deposits by 9 percent per year.

The ever-changing macroeconomic environment further emphasized the importance of executing our long-term strategy: diversifying revenue streams, optimizing our balance sheet, deploying capital thoughtfully, enhancing risk management processing and serving as the primary bank for our clients.

Benefitting from our resilient business model, talented employees and digital-forward investments, FNB achieved multiple records for the full-year 2025, including all-time revenue highs for seven of our fee-based businesses, total revenue of $1.8 billion, operating net income available to common shareholders (non-GAAP) of $577 million and operating earnings per diluted common share (non-GAAP) of $1.59. Pre-provision net revenue increased double-digits benefitting from 9 percent growth in net interest income.

Our ever-growing suite of digital solutions enables us to stay ahead of the industry and anticipate what is coming next."

Tangible book value per common share of $11.87, a 13 percent year-over-year increase, and a peer-leading operating return on average tangible common equity of 14.7 percent demonstrate our strong profitability levels and commitment to peer-leading internal capital generation. FNB's capital remained at record levels with a CET1 ratio of 11.4 percent and tangible common equity ratio of 8.9 percent, providing flexibility to optimally deploy capital to increase shareholder value, including returning over $224 million to shareholders in 2025 through dividends and our active share repurchase program. Over the past 15 years, FNB has returned $2.3 billion in capital to shareholders.

Our balance sheet has surpassed $50 billion in assets for the first time in Company history. We also remained focused on positioning the balance sheet for continued future success, including improving the loan-to-deposit ratio to 89.7 percent with an emphasis on growing low-cost deposits and strategically decreasing our commercial real estate (CRE) concentration organically to 197 percent of Tier 1 capital and allowance. This provides FNB a meaningful opportunity to participate in an economic environment with more favorable loan growth prospects across our portfolio, including CRE, with ample capacity to achieve historical growth rates, liquidity and capital.

FNB's performance is supported by our technology, consistent underwriting standards and proactive credit risk management program, which led to solid credit results. This past year, our credit team developed an internal performance monitoring tool that provides a complete view of our commercial clients. By using internal and external data aggregation through our Enterprise Data Warehouse (EDW), we are able to evaluate the real-time risk profile of our customers and monitor changes that impact it.

Our comprehensive digital strategy, including the development of eStore and the Common app and the use of Artificial Intelligence (AI), is designed to drive client engagement, retention, acquisition, convenience and primacy, along with being a major force behind our success gaining share throughout our footprint. Insights from our analytics team indicate we are on the right path, as engaged households have eight times higher median deposit balances and three times greater likelihood of getting a consumer loan product compared to unengaged households.

In the following sections, we will elaborate on our overall corporate strategy, how innovation drove success throughout 2025 and how it will continue to do so in the years to come.

A DECADE OF DIGITAL TRANSFORMATION

As CEO, I always have ensured that our teams embrace innovation as a core value. More than 10 years ago, I helped one of my children open a bank account. I found the process to be unnecessarily complicated, with far too many paper forms for someone who lived on their phone. I encouraged my colleagues, "We can and should do this better," and I became committed to leading changes in how we engage our customers.

That was the day our Clicks-to-Bricks strategy was born. The goal then, as it is now, was to create a singular client experience — one that uses digital innovation to seamlessly integrate our online, mobile and physical delivery channels.

While FNB was always an early adopter of technology, the launch of Clicks-to-Bricks in 2016 kicked off a new era of transformation for our Company. We have since deployed groundbreaking proprietary solutions, such as eStore and the Common app, and have been at the forefront of leveraging AI and data analytics to enhance our customer experience and financial performance. Supported by expert teams across all our business lines, our digital investments have propelled us to remarkable growth, a global reputation for excellence and continually increasing value for shareholders.

FNB's digital branch at FNB Financial Center blends the Bank's award-winning eStore digital banking platform and the services of an in-person banker in one space.


EXIT

Client Primacy Through Technology

If there has been a constant in banking over the previous decade of Clicks-to-Bricks, it is the pace of change. Technology development, payment processing, data collection — it's all getting faster and more important than ever. Our ever-growing suite of digital solutions enables us to stay ahead of the industry and anticipate what is coming next.

Our advanced features are not only about keeping up with the latest trends — they are geared toward promoting client engagement and primacy, establishing FNB as an account holder's primary bank for all financial services. To that end, we foster greater adoption of our products and services by tailoring them to meet our clients' changing needs and using technology to increase convenience and accessibility. That intent can be seen in the digital enhancements we added throughout 2025. Among the highlights:

- eStore offerings grew yet again, with business deposit products added to the Common app, which enables consumers and businesses to now apply for more than 50 banking products simultaneously using one universal application process. Business loans were added in March 2026. The Common app is a success, with a 45 percent increase in average monthly loan applications and a 31 percent increase in average monthly deposit applications since it was launched (consumer loan products in June 2023; consumer deposit products in December 2023).


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With Direct Deposit Switch, customers can move their direct deposit to FNB in just a few simple steps.


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- We implemented seamless Direct Deposit Switch, a service that allows clients to instantaneously move their direct deposits to an FNB account within our Mobile and Online Banking services. The service is also incorporated into our account opening process.

- A similar addition, Payment Switch, assists clients in updating merchant payment information — with an FNB debit card or checking account, for example — in a few simple steps using the FNB Direct Mobile Banking app. With this service and Direct Deposit Switch, we have eliminated two common barriers for customers moving their primary banking relationship to FNB.

Digital Engagement in 2025

- Driven by the in-branch eStore rollout, total eStore interactions increased **131 percent** year over year.

- Online Banking's login volumes increased nearly **61 percent** and 180-day active user base increased more than **3 percent** year over year.

- Mobile Banking's monthly logins increased more than **6 percent** and 180-day active user base increased **6 percent** year over year.

- Since introduction in April, more than **$2.4 million** in initial deposits have been transferred via Direct Deposit Switch.

- Website page views consistently average **2.1 million** per month and totaled nearly **25.7 million**.

- Further emphasizing payment enhancements, we enabled all customers with an FNB deposit account to receive instant payments. The ability to send instant payments will arrive in a future update.



Our prototype eStore Connect with TellerChat unit draws together eStore functionality, cash services and the ability to communicate with a teller via video chat.

Every addition and iteration, big or small, advances the mission of Clicks-to-Bricks, creating a convenient digital ecosystem that complements our physical channels, makes customers and employees more efficient and builds value for shareholders. We have come a long way in the past decade through perseverance, discipline and dedication to our clients — and the most impactful changes are yet to come.

10 Years of Clicks-to-Bricks

Notable Milestones from FNB's Digital Transformation

2016

- FNB launches **Clicks-to-Bricks**, an omnichannel strategy that integrates in-branch, online and mobile channels to deliver a consistent banking experience across all channels.
- Proprietary **Solutions Center** kiosks, featuring QR code-enabled product boxes, are installed in branches.
- **ATMs with TellerChat** (which include the ability to video chat with representatives during extended hours) are deployed.
- The first tech-forward concept branch design is introduced in State College, PA.
- **CardGuard**™ is introduced, making FNB one of the first banks in the U.S. to integrate debit card controls into its app.





ATM with TellerChat

2017-2019

- The **Data Science Team** is formed and **EDW** is launched, enabling data-driven lead generation.
- FNB announces it will be among the first banks nationwide to join the **Zelle**® network, allowing funds to be transferred directly from one U.S. bank account to another, typically within minutes.



2020

First National Bank

- FNB unveils a redesigned website, **fnb-online.com**, delivering a modern online shopping platform with innovative features such as shopping cart functionality, personalized consultation and digital appointment-setting.

2021

- **eStore** is introduced, a digital platform where customers can shop for products and services, open accounts, apply for loans, schedule an appointment with an FNB expert and access financial education.
- A revamped **FNB Direct Mobile Banking app** is launched with an integrated mobile eStore, Customer Service Chat and free credit score information.
- **Opportunity IQ**, which leverages customer data to identify quality leads and personalized solutions, is launched.

2022

- **Interactive eStore kiosks** are rolled out at all branches across the Bank's footprint, an upgrade from the original Solutions Centers.





2023

- FNB launches the **eStore Common app**, aiming to be the first bank to offer a single, universal application for nearly all its products and services, including the ability to apply for multiple products at once.
- FNB is selected as a **Model Bank for Omnichannel Retail Delivery** by Celent, a leading global research and advisory firm.

First National Bank
eStore
Welcome
Log in to get started:
Log In
User ID
Password
Password Help
Log In

2024

- Fintech Futures names the eStore as its **Best Digital Initiative** at its annual awards program, and *The Digital Banker* names FNB as a 2024 Global Retail Banking Innovation Award winner for **Excellence in Digital Innovation** for eStore and the Common app.

2025

- FNB adds business deposit products to the Common app, empowering clients to use one universal application for both business and personal bank accounts. The in-branch **eStore Common app** also launches, meaning branch employees can open multiple consumer products at once.

Let's Get Started

- **Direct Deposit Switch** capabilities are added, enabling a simpler onboarding process for new account holders.
- *The Digital Banker* names Delie its **CEO of the Year** (USA) at the Global Retail Banking Innovation Awards.

2026 AND BEYOND

- Temporary, secure digital debit cards will be issued to customers who have lost a card or recently opened an account to enable transacting before a new physical card is delivered.
- **Insight 360** platform to be released, offering all bankers the same comprehensive, actionable view of the customer's account information, recent interactions and recommendations. Clients will have the total view of their accounts (FNB and non-FNB).







SCALING AI AND DATA

On the Front Line

Data management and analysis have been major components to Clicks-to-Bricks from the start and are key to its ongoing evolution. In recent years, the transformative potential of AI and its impacts to data science have energized our front-line teams, optimized how — and how quickly — we can engage with clients and opened the door to powerful insights.



AI is driving efficiency and customer service gains within our branches, as well as assisting our proprietary technology platforms like eStore.

Today, for example, our EDW is comprised of millions of data points from multiple sources. Our Data Science team makes the information consumable for customer- and client-facing teams, as seen through our Opportunity IQ platform. Machine learning-driven models use collected data to predict customer behavior, populating forms that bankers can use to identify quality leads and product recommendations for existing customers. Additionally, the wealth of data amplifies the efficacy of fraud prevention tools, assists in determining our marketing direction and return on investment and is valuable as developers create more unique product solutions.

Many employees and customers are also positively impacted by our AI investments. In late 2025, we introduced an internal app built on a generative AI platform that is designed to promptly assist branch personnel with nearly all procedures related to day-to-day customer-facing actions or operational decisions. Similar to an app implemented within our Customer Contact Center in recent years, the branch-based version integrates with chat software to make the answers to commonly asked consumer questions instantly available. For example, instead of slowing down the workday with a manual search or a call to an internal resource to find certain product details, onboarding policies or security and compliance information, the system quickly draws on data from a variety of proprietary materials and documented processes, thus saving time for customers and employees.

Early returns are encouraging, with answer quality — a user-sourced measurement of how well the app answers a specific query, accounting for relevancy and accuracy — rating well above the average for comparable systems. As we refine the app, we expect it to generate increases in employee productivity, accuracy and customer satisfaction, as well as serve as a template for future AI assistants within other lines of business.

A Successful Debut

FNB's generative AI-powered chat tool for employees quickly answers questions by providing clickable citations and guided steps. Over the tool's first three months (since deployment in early November 2025):

- **84 percent** of sessions resulted in a user asking a question, continuing a conversation or otherwise engaging, strongly indicating that employees find the tool relevant, helpful and worth using.

- **Nearly 75 percent** of questions were answered successfully. Following refinements, the "answered question" rate for January was **91 percent**.

- More than **95 percent** of answers were rated "good" by users (the top rating), reflecting strong and reliable coverage of FNB operational procedures.

- More than **374 hours** were saved (the equivalent of over nine full-time workweeks), with each session replacing about five minutes of time spent searching for a procedure or contacting branch support.

Behind the Scenes

As our current successes highlight, AI is ushering in a new era of efficiency, complementing our teams' practical work, driving down costs, enhancing risk management and fraud prevention, accelerating revenue growth and improving scalability. When we reduce time spent on manual tasks, our teams have capacity to collaborate on strategic projects and initiatives and generate innovative ideas and solutions. Our Operations team alone managed a significant decrease in costs during 2025 by using AI tools to optimize vendor contracts, workflows and processes. Further AI-guided efforts hold the promise to benefit the Bank through improved deposit pricing, refined fraud prevention and automated regulatory compliance checks, to name just a few examples.

Supplemented by AI, our ever-growing EDW is a crucial resource for a more efficient, transparent and nimble organization. Key leaders throughout our client-facing and support departments now have online and mobile access to analytics dashboards that are regularly updated with insightful metrics relevant to their positions. The dashboards enable executives and managers to quickly identify and respond to current or potential risks and achieve benchmarks. Next, we will implement dashboards that break down data to proactively identify growth opportunities and complement decision-making.

We honed our overall strategy and organizational structure in these areas during 2025, hiring a Director of AI and Innovation and a Director of Data Science, along with developing Company-wide AI frameworks. The new leaders are maintaining our focus on cross-functional collaboration, which mitigates departmental siloing that can hinder growth. Instead, by ensuring alignment on priorities, we are consistently outperforming our peers in operational efficiency and making dynamic leaps in customer engagement across the entire enterprise, all while remaining committed to a resilient risk management framework and controls that ensure our innovation is both responsible and sustainable.

CONSIDERING THE 'BRICKS'

Our Winning Retail Strategy

FNB's deposit market share ranks in the...

TOP 3 IN ~30% OF OUR MARKETS.

TOP 5 IN ~50% OF OUR MARKETS.

TOP 10 IN ~85% OF OUR MARKETS.

With so much emphasis on digital banking and AI adoption throughout the industry, it raises a legitimate question: What is the purpose of a branch today?

As FNB's customer base grows, their branch experience remains a priority, and each of our retail locations highlights the accessibility of our digital solutions. Be it a full-service branch, digital branch or digital center, you will find the full suite of our technology solutions, including interactive eStore kiosks, which prompt customers to explore and compare products and services, begin applications through our integrated Common app service, schedule appointments and review educational resources. This marriage of digital tools with physical delivery channels and knowledgeable, welcoming employees is the essence of Clicks-to-Bricks and will keep traditional branches relevant and thriving.

Evolving the branch is vital, because although the digital ecosystem is rapidly growing, our research finds that customers of all types still appreciate the opportunity to meet in person to address more complex needs. Even commercial clients tell us that they and their employees value in-person services and guidance. In that context, the future of the branch increasingly is as a space for trusted consultation and education, where we can guide customers to financial solutions while encouraging stronger relationships.





Among the new branches we opened in 2025 were locations in Richmond, VA, and Charlotte, NC, which are regions of focus for FNB.

We continue to find value — and success — through expanding our physical presence in key markets. In 2025, our deposit growth outpaced the market in 23 MSAs, including key markets such as Charlotte, Pittsburgh, Raleigh, Washington, D.C. and Cleveland. Since 2016, we have opened 33 de novo branches across the footprint, and in 2025 we announced plans to build on that momentum by constructing nearly 30 new branches during the next five years. The majority will be located in competitive, high-growth markets in North Carolina, South Carolina and our Mid-Atlantic Region, which spans Maryland, Virginia and Washington, D.C. Following our proven branch strategy, we anticipate the expansion to foster new business and brand recognition and build upon our commitment to client service.

$50 Million for Main Streets

Our traditional branches are not only important strategically, but many have historic value to FNB and the places we serve. In 2025, we launched the FNB Main Street Revitalization Program, a nearly $50 million community development initiative to preserve and improve facades, foster commerce and drive economic growth in rural business districts and historic neighborhoods. Components include a small business grant program, a proprietary low-interest loan program for small businesses and planned investments in the rehabilitation of several historic FNB branches to jumpstart local development efforts. The program's initial rollout was in Greenville, PA, where FNB's bank subsidiary was founded in 1864.



FNB's flagship branch in Greenville, PA (depicted here as it appeared in the 1900s), was first up for the Bank's revitalization program.

EXPANDING FEE INCOME STRENGTH

FNB continues to strengthen and diversify its revenue through a comprehensive roster of fee-based products and services, including Capital Markets, Wealth Management, Mortgage Banking and Insurance — all enhanced by our expanding range of digital financial solutions. These offerings grow client relationships and provide stable, recurring non-interest income.



Total Operating Non-Interest Income (non-GAAP)
(in millions)

2015	$162
2016	$202
2017	$249
2018	$275
2019	$300
2020	$310
2021	$330
2022	$323
2023	$322
2024	$350
2025	$369

Legend:
- Mortgage Banking Income
- Capital Markets Income
- Wealth Management Income
- Insurance Revenues
- Service Charges and Interchange Fees
- Other

Our full-service approach, competitive products and services and personal guidance are, ultimately, revealing the full financial picture for clients and positioning them for better outcomes. During a year of continued economic uncertainty, in which tariffs created ongoing concerns and borrowers played the waiting game with interest rate cuts, we guided clients through obstacles toward their goals and grew in exciting ways — particularly, in our Capital Markets group.

SOPHISTICATION IN CAPITAL MARKETS

While we have built out our digital platforms, FNB has similarly emphasized our development into an elite commercial bank with the scale, capability set and talent to compete with institutions of all sizes.

The significant expansion of our Capital Markets group has been key to this growth, and it has evolved into a comprehensive offering. Based on the state-of-the-art trading floor in our corporate headquarters, our cross-functional teams provide our clients with interest rate and commodities derivatives, debt capital markets and loan syndications and mezzanine financing solutions — meaning we can participate in and structure even the largest deals.

In 2025, we expanded our capabilities further with the acquisition of investment banking firm Raptor Partners LLC, adding boutique services to advise on mergers and acquisitions, valuations, corporate finance strategies and the raising of private capital. The addition of this well-established team rounds out our offerings, enabling us to provide clients with advisory services throughout their entire business lifecycle, and contributes to our strategy of growing and diversifying non-interest income.

We also recently launched our dedicated Public Finance group, offered through our broker-dealer subsidiary, FNB America Securities, LLC, which will emphasize bond underwriting for municipalities and public entities and add to our existing Capital Markets offerings. For years, we have been an active player in the municipal space on the depository side — all the while, establishing relationships that have created a demand for greater FNB participation in bond activity. Following FINRA regulatory approval in 2025, we are building out the group's internal operations and strategy and expect our current client roster and emphasis on strengthening communities' financial stability to yield a healthy and receptive pipeline.



FNB's Capital Markets group is based on the Trading Floor at FNB's Pittsburgh-based headquarters.

Moreover, every expansion of our commercial banking umbrella creates new opportunities to promote complementary FNB services or products from our various lines of business and subsidiaries, while members of those teams, in turn, successfully drive business to other areas of the Company.

A WINNING CULTURE

Among my proudest achievements since coming to FNB is building a talented and resilient team that has steered our Company through the economic headwinds of recent years while creatively executing on our strategic initiatives and generating outstanding financial performance. I credit this to our success in recruiting the right people for the right seats, promoting retention through engagement and robust benefits and encouraging a well-defined corporate culture. This includes investments in the next generation through fulfilling internships, mentoring and an emerging leaders program.

Those factors resulted in yet another year in which FNB won multiple national and regional workplace awards, triumphs that remain humbling and remind us of the standard we must uphold. The honors were especially meaningful during our first full year in the Company's new corporate headquarters in Pittsburgh, which hosts our executive leadership team, employees from our various banking teams and subsidiaries and support teams. With more than 800 employees in the same building, the enhanced collaboration and camaraderie has promoted a productive, collegial and energetic environment.

Throughout our footprint, our employees bring the same positive attitude to their communities. Adding to FNB's financial support for impactful projects and programs through investment and direct contribution, our team members are hands on in their communities, be it through volunteering with United Way, serving on nonprofit boards or providing financial education. For more information, visit fnb-online.com/community.







From encouraging students and young professionals, to participating in volunteer events and educating our neighbors about FNB's products, our employees are always making an impact in their communities.




THE FOUNDATION
FOR THE FUTURE IS SET

Looking back on 2025 and the past 10 years since we announced Clicks-to-Bricks, the changes are remarkable. Our capabilities match and even surpass some of the largest Wall Street banks, and our digital approach has received recognition at a global level. Customers engage with the Bank in ways that suit their current needs on their own schedule. By complementing platforms with automation and AI-powered processes, our teams are empowered to expand offerings and cultivate meaningful, lasting relationships with clients.

Moving forward, our strategic plans will continue to balance our commitment to innovation with initiatives that focus on all our stakeholders and build sustainable shareholder value. On behalf of FNB, I thank all shareholders for their continued support.

Vincent J. Delie, Jr.

Chairman, President and
Chief Executive Officer
F.N.B. Corporation
First National Bank

Our teams are empowered to expand offerings and cultivate meaningful, lasting relationships with clients."



FINANCIAL HIGHLIGHTS

Year ended December 31 (Dollars in millions, except per share data)



F.N.B. Corporation

For the Year	2025	2024	2023	2022	2021
Total revenue	$1,765	$1,597	$1,571	$1,443	$1,237
Non-interest expense	1,010	961	915	826	733
Net income	565	465	485	439	405
Net income available to common shareholders	565	459	477	431	397
Operating net income available to common shareholders (non-GAAP)(3)	577	505	569	495	400

Per Common Share					
Earnings per diluted common share	$1.56	$1.27	$1.31	$1.22	$1.23
Operating earnings per diluted common share (non-GAAP)(3)	1.59	1.39	1.57	1.40	1.24
Cash dividends declared	0.48	0.48	0.48	0.48	0.48
Tangible book value (non-GAAP)(3)	11.87	10.49	9.47	8.27	8.59
Average share price	15.13	14.15	12.06	12.52	12.04

Financial Ratios					
Return on average assets	1.15%	0.99%	1.09%	1.05%	1.05%
Return on average tangible assets (non-GAAP)(3)	1.24	1.08	1.19	1.14	1.14
Return on average equity	8.66	7.59	8.29	8.02	8.04
Return on average tangible common equity (non-GAAP)(3)	14.42	13.21	15.45	15.31	15.53
Net interest margin (FTE) (non-GAAP)(3) (4)	3.19	3.09	3.35	3.03	2.68
Efficiency ratio (FTE) (non-GAAP)(3) (4)	54.79	55.61	51.19	52.15	57.23
Tangible common equity/tangible assets (non-GAAP)(3)	8.89	8.18	7.79	7.24	7.36
Common equity tier 1 risk-based capital ratio	11.36	10.58	10.04	9.82	9.92
Tier 1 risk-based capital ratio	11.36	10.58	10.33	10.13	10.29
Total risk-based capital ratio	13.08	12.35	12.16	12.06	12.18
Leverage ratio	9.11	8.75	8.72	8.64	7.99
Dividend payout ratio (common)	30.83	38.03	36.51	39.54	39.20

At December 31					
Total assets	$50,229	$48,625	$46,158	$43,725	$39,513
Earning assets	45,247	43,605	41,104	38,972	35,309
Loans and leases	34,777	33,939	32,323	30,255	24,968
Allowance for credit losses	439	423	406	402	344
Deposits	38,759	37,107	34,711	34,770	31,726
Total shareholders' equity	6,759	6,302	6,050	5,653	5,150
Common shares outstanding (thousands)	357,303	359,616	358,829	360,470	318,933

(3) To supplement our consolidated financial statements presented in accordance with GAAP, we use certain non-GAAP financial measures to provide information useful in understanding our operating performance and trends and to facilitate comparisons with the performance of our peers. These non-GAAP financial measures should be viewed as supplemental in nature, and not as a substitute for, or superior to, our reported results prepared in accordance with GAAP. Non-GAAP financial measures in this Annual Report, including reconciliations to the most directly comparable GAAP financial measures, should be reviewed in conjunction with our corresponding GAAP financial measures disclosed in our 2025 Form 10-K filing as well as other periodic filings with the SEC and on our website at www.fnbcorporation.com.

(4) Fully taxable equivalent basis, adjusted for tax-favored status of income from certain loans and investments.



2025 ANNUAL REPORT

FORM 10-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **Annual Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2025

or

☐ **Transition Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934**

For the transition period from _____ to _____

Commission file number 001-31940

F.N.B. CORPORATION
(Exact name of registrant as specified in its charter)

Pennsylvania	**25-1255406**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
626 Washington Place, Pittsburgh, PA	**15219**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: 800-555-5455

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	**Trading Symbol(s)**	**Name of Exchange on which Registered**
Common Stock, par value $0.01 per share	**FNB**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definition of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the registrant's outstanding voting common stock held by non-affiliates on June 30, 2025, determined using a per share closing price on that date of $14.58, as quoted on the New York Stock Exchange, was $5,043,012,309. In determining this aggregate market value, the registrant has assumed that all of its directors and executive officers are affiliates. Such assumption shall not be deemed to be conclusive for any other purpose.

As of January 31, 2026, the registrant had 357,389,017 shares of common stock outstanding.

<u>DOCUMENTS INCORPORATED BY REFERENCE</u>

Portions of F.N.B. Corporation's definitive proxy statement to be filed in connection with the 2026 Annual Meeting of Shareholders to be held on May 6, 2026 are incorporated by reference into Part III of this Annual Report on Form 10-K.

INDEX

Glossary of Acronyms and Terms

Acronym	Description	Acronym	Description
ACL	Allowance for credit losses	FNTC	First National Trust Company
AFS	Available for sale	FOMC	Federal Open Market Committee
AI	Artificial intelligence	FRB	Board of Governors of the Federal Reserve System
ALCO	Asset/Liability Committee	FTC	Federal Trade Commission
AOCI	Accumulated other comprehensive income	FTE	Fully taxable equivalent
ASC	Accounting Standards Codification	FVO	Fair value option
ASU	Accounting Standards Update	GAAP	U.S. generally accepted accounting principles
AULC	Allowance for unfunded loan commitments	GLB Act	Gramm-Leach Bliley Act of 1999
BHC Act	Bank Holding Company Act of 1956, as amended	GSE	Government-sponsored enterprises
BOLI	Bank owned life insurance	HTM	Held to maturity
BSA	Bank Secrecy Act of 1970	IDI	Insured depository institution
CECL	Current expected credit losses	IRLC	Interest rate lock commitment
CET1	Common equity tier 1	LCR	Liquidity Coverage Ratio
CFPB	Consumer Financial Protection Bureau	LGD	Loss given default
CMO	Collateralized mortgage obligations	LIHTC	Low income housing tax credit
CRA	Community Reinvestment Act of 1977	MBS	Mortgage-backed securities
DIF	Deposit Insurance Fund	MCH	Months of Cash on Hand
Dodd-Frank Act	Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010	MD&A	Management's Discussion and Analysis of Financial Condition and Results of Operations
DOJ	U.S. Department of Justice	MSRs	Mortgage servicing rights
DTA	Deferred tax asset	NYSE	New York Stock Exchange
DTL	Deferred tax liability	OCI	Other comprehensive income
ECOA	Equal Credit Opportunity Act	OCC	Office of the Comptroller of the Currency
ERISA	Employee Retirement Income Security Act of 1974	OREO	Other real estate owned
ERM Framework	Enterprise-wide risk management framework	PCD	Purchase credit deteriorated
EVE	Economic value of equity	Penn-Ohio	Penn-Ohio Life Insurance Company
FASB	Financial Accounting Standards Board	R&S	Reasonable and supportable
FDI Act	Federal Deposit Insurance Act	SBA	Small Business Administration
FDIC	Federal Deposit Insurance Corporation	SEC	Securities and Exchange Commission
FDICIA	Federal Deposit Insurance Corporation Improvement Act of 1991	SOFR	Secured Overnight Financing Rate
FHLB	Federal Home Loan Bank	TPS	Trust preferred securities
FNB	F.N.B. Corporation	U.S.	United States of America
FNBIA	F.N.B. Investment Advisors, Inc.	UST	U.S. Department of the Treasury
FNBPA	First National Bank of Pennsylvania	VIE	Variable interest entity
FNIA	First National Insurance Agency, LLC		

PART I

Forward-Looking Statements: From time to time F.N.B. Corporation has made and may continue to make written or oral forward-looking statements with respect to our outlook or expectations for earnings, revenues, expenses, capital and liquidity levels, asset quality or other future financial or business performance, strategies or expectations, or the impact of legal, regulatory or supervisory matters on our business operations or performance. This Annual Report on Form 10-K (the Report) also includes forward-looking statements. See Cautionary Statement Regarding Forward-Looking Information in Item 7 of this Report.

The terms "FNB," "the Corporation," "we," "us" and "our" throughout this Report mean F.N.B. Corporation and its subsidiaries, when appropriate.

ITEM 1.   BUSINESS

Overview

We are a Pennsylvania corporation, a bank holding company and a financial holding company. We are incorporated under the laws of the Commonwealth of Pennsylvania, and through our subsidiaries, we have been in business since 1864. Our headquarters is located at 626 Washington Place, Pittsburgh, Pennsylvania 15219. As a diversified financial services holding company, FNB, through our subsidiaries, provides a full range of financial services, principally to consumers, corporations, governments and small- to medium-sized businesses in our market areas through our subsidiary network, which is led by our largest subsidiary, FNBPA. Our business strategy focuses primarily on providing quality, consumer- and commercial-based financial services adapted to the needs of each of the markets we serve. We seek to maintain our community orientation by providing local management with certain autonomy in decision making, enabling them to respond to customer requests more quickly and to concentrate on efficiently delivering products and services within their market areas. However, we have centralized operations, support and risk functions (e.g., loan operations, treasury and enterprise risk management). The centralization of these processes enables us to maintain consistent quality of these functions and to achieve certain economies of scale.

As of December 31, 2025, we have three reportable business segments: Community Banking, Wealth Management and Insurance. Our remaining operations are described in *Other*. As of December 31, 2025, we have 355 Community Banking branches in Pennsylvania, Ohio, Maryland, West Virginia, North Carolina, South Carolina, Washington, D.C. and Virginia.

As of December 31, 2025, we had total assets of $50 billion, loans of $35 billion and deposits of $39 billion. See Item 7, MD&A, and Item 8, "Financial Statements and Supplementary Data," of this Report.

Internet Information

Our website is at www.fnbcorporation.com and information regarding FNB and investor relations is located under the heading "About Us." We use our website to distribute company information, including as a means of disclosing material, non-public information and for complying with our disclosure obligations under Regulation FD. We generally post and make accessible before or promptly following the first time we use financially-related press releases, including earnings releases and supplemental financial information, various SEC filings, including annual, quarterly and current reports and proxy statements, presentation materials associated with earnings and other investor calls or events on our corporate website. Under some circumstances, the information may be relevant to investors but be directed to customers, in which case it may be accessed directly through our website's home page rather than "About Us-Investor Information." Investors should monitor the Investor Relations portion of our website, in addition to following our press releases, SEC filings, public conference calls and webcasts. For earnings and other conference calls or events, we generally include in our posted materials a cautionary statement regarding forward-looking and non-GAAP financial information, and we provide GAAP reconciliations when we provide non-GAAP financial information. Such GAAP reconciliations may be in materials for the applicable presentations, in materials for prior presentations or in our annual, quarterly or current reports.

Information on our website is not incorporated by reference into this document and should not be considered part of this Report.

Securities and Exchange Commission Reports and Corporate Governance Information

We are subject to the informational requirements of the Securities Exchange Act of 1934 (Exchange Act) and, in accordance with the Exchange Act, we file annual, quarterly and current reports, proxy statements, and other information with the SEC. The SEC maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are also available on the "About Us" portion of our website under the heading Investor Information (accessible by clicking on the SEC Filings link) as soon as reasonably practicable after we electronically file such reports with, or furnish them to, the SEC and at the SEC's website, www.sec.gov. Also, under the "About Us" portion of our website under the heading "Investor Information" you can click on Corporate Governance to view the following: (i) our Code of Conduct and Code of Ethics; (ii) our Corporate Governance Guidelines; (iii) the charter of each active committee of our Board of Directors; and (iv) our Policy With Respect to Related Person Transactions. We also intend to disclose any amendments to our Code of Conduct and waivers of our Code of Conduct required to be disclosed by the rules of the SEC and the NYSE on the Investor Information portion of our website. All of these corporate governance materials are also available free of charge in print to shareholders who request them in writing to: F.N.B. Corporation, Attention: Office of the Corporate Secretary, 626 Washington Place, Pittsburgh, Pennsylvania, 15219.

Business Segments

In addition to the following information relating to our business segments, more detailed information is contained in Note 24, "Business Segments" in the Notes to Consolidated Financial Statements, which is included in Item 8 of this Report. As of December 31, 2025, we had three reportable business segments, with the largest being the Community Banking segment which consists of a regional bank serving seven states and the District of Columbia. The Wealth Management segment consists of a federally chartered trust company and a subsidiary that offers broker-dealer services through a third-party networking arrangement with a non-affiliated licensed broker-dealer entity. Our former registered investment advisory company, FNBIA, client accounts were transferred to FNTC, and FNBIA was deregistered in the fourth quarter 2025 with the company currently in the process of being dissolved. The Insurance segment consists of an insurance agency and a reinsurer.

Community Banking

Our Community Banking segment consists of FNBPA, which offers commercial and consumer banking services. Commercial banking solutions include corporate banking, treasury management services, small business banking, investment real estate financing, business credit, capital markets and equipment financing. Consumer banking products and services include deposit products, mortgage lending, consumer lending and a complete suite of mobile and online banking services. Additionally, Bank Capital Services, LLC, a subsidiary of FNBPA, offers commercial loans and leases to customers in need of new or used equipment. As of December 31, 2025, our Community Banking segment operated in seven states and the District of Columbia. Our branch network spans several major metropolitan areas, including: Pittsburgh, Pennsylvania; Baltimore, Maryland; Cleveland, Ohio; Washington, D.C.; Charlotte, Raleigh, Durham and the Piedmont Triad (Winston-Salem, Greensboro and High Point) in North Carolina; and Charleston, South Carolina.

The goals of the Community Banking segment are to generate high-quality, profitable revenue growth through increased business with our current customers, attract new customer relationships through FNBPA's current branches and expand into new and existing markets through de novo branch openings and the establishment of loan production offices. We consider the Community Banking segment an important source of revenue opportunity through products and services offered by our other business segments.

The lending philosophy of the Community Banking segment is to establish high-quality customer relationships, while minimizing credit losses by following strict credit approval standards (which include independent analysis of realizable collateral value), diversifying our loan portfolio by industry, geography, product and borrower, and conducting ongoing review and management of the loan portfolio. Commercial loans are generally made to established businesses within the geographic market areas served by the Community Banking segment.

The Community Banking segment maintains formal policies that establish underwriting standards and processes. Our commercial loan policy requires, among other things, that commercial loans be underwritten to document the borrower's financial capacity to support the cash flow required to repay the loan. The commercial loan policy also contains additional guidelines and requirements applicable to specific loan products or lines of business. Consumer loan products are designed to meet the diverse credit needs of consumers in our markets for personal and household purposes. Our consumer loan policies and procedures require prospective borrowers to provide appropriate and accurate financial information that will assist our loan underwriting personnel in making credit decisions. Specific information requirements vary based on loan type, risk profile and secondary investor requirements, where applicable.

No material portion of the loans or deposits of the Community Banking segment has been obtained from a single customer or small group of customers, and the loss of any one customer's loans or deposits or a small group of customers' loans or deposits by the Community Banking segment would not have a material adverse effect on the Community Banking segment specifically or on FNB generally. The substantial majority of the loans and deposits have been generated within the geographic market areas in which the Community Banking segment operates.

Wealth Management

Our Wealth Management segment delivers wealth management services to individuals, corporations and retirement funds, including existing customers of the Community Banking segment, located primarily within our geographic markets.

Our Wealth Management operations are conducted through two subsidiaries of FNBPA. FNTC provides a broad range of personal and corporate fiduciary services, including the administration of decedent and trust estates. As of December 31, 2025, the fair value of trust assets under administration was approximately $14.9 billion. FNTC is required to maintain certain minimum capitalization levels in accordance with regulatory requirements. FNTC periodically measures its capital position to ensure all minimum capitalization levels are maintained.

Our Wealth Management segment also includes another subsidiary, First National Investment Services Company, LLC, which offers a broad array of investment products and services for customers of the Wealth Management segment through a networking relationship with a third-party licensed brokerage firm.

No material portion of the business of the Wealth Management segment has been obtained from a single customer or small group of customers, and the loss of any one customer's business or the business of a small group of customers by the Wealth Management segment would not have a material adverse effect on the Wealth Management segment specifically or on FNB generally.

FNBIA was a subsidiary of FNTC that was registered as an investment adviser with the SEC and subject to the Investment Advisers Act of 1940 (Investment Advisers Act) and applicable state securities laws. FNBIA has ceased operations as an investment adviser and deregistered with the SEC as of December 31, 2025.

Insurance

Our Insurance segment operates principally through FNIA, which is a subsidiary of FNB. FNIA is a full-service insurance brokerage agency offering numerous lines of commercial and personal insurance through major carriers to businesses and individuals primarily within FNB's geographic markets. The goals of FNIA are to grow revenue with existing clients of the Community Banking segment and to gain new clients through its own channels.

Our Insurance segment also includes a reinsurance subsidiary, Penn-Ohio. Penn-Ohio is not actively underwriting new policies. Additionally, FNBPA owns a direct subsidiary, First National Corporation, which offers title insurance products.

No material portion of the business of the Insurance segment has been obtained from a single customer or small group of customers, and the loss of any one customer's business or the business of a small group of customers by the Insurance segment would not have a material adverse effect on the Insurance segment specifically or on FNB generally.

Other

We also operate other non-banking subsidiaries which are not considered to be reportable segments of FNB. F.N.B. Capital Corporation, LLC is a merchant banking subsidiary offering mezzanine financing options for small- to medium-sized businesses that need financial assistance beyond the parameters of typical commercial bank lending products. FNB America Securities LLC is a limited broker-dealer subsidiary, which passively participates in corporate and municipal underwritings as well as offering advice and strategic planning for small businesses regarding mergers and acquisitions and capital structure planning. In addition, we have four companies that issued TPS to third-party investors: F.N.B. Statutory Trust II, Yadkin Valley Statutory Trust I, FNB Financial Services Capital Trust I and Patapsco Statutory Trust I, the last three of which were assumed in acquisitions. FNB Financial Services, Inc. and FNB Consumer Financial Services, Inc. are subsidiaries of FNB and are the general partner and limited partner, respectively, of FNB Financial Services, LP, a company established to issue, administer and repay subordinated notes. The proceeds received from these subordinated note issuances are a general funding source for FNB. Certain financial information concerning these subsidiaries, along with the parent company and intercompany eliminations, are included in the "Parent and Other" category in Note 24, "Business Segments" in the Notes to Consolidated Financial Statements, which is included in Item 8 of this Report.

Market Area and Competition

We operate in seven states and the District of Columbia. Our market coverage spans several major metropolitan areas, including: Pittsburgh, Pennsylvania; Baltimore, Maryland; Cleveland, Ohio; Washington, D.C.; Charlotte, Raleigh, Durham and the Piedmont Triad (Winston-Salem, Greensboro and High Point) in North Carolina; and Charleston, South Carolina.

We compete for loans, deposits and financial services business with a large number of bank and non-bank financial institutions and other lenders engaged in the business of extending credit, including financial technology companies and marketplace lenders. Competition for loans comes principally from commercial banks, savings banks, mortgage banking companies, credit unions, insurance companies and other financial services companies. The most direct competition for deposits comes from commercial banks, savings banks and credit unions. Competition for deposits also comes from non-depository competitors such as financial technology companies, mutual funds, securities and brokerage firms, government financial investments and insurance companies. In providing wealth and asset management services, as well as insurance brokerage services, our subsidiaries compete with many other financial services firms, brokerage firms, mutual fund complexes, investment management firms, trust and fiduciary service providers and insurance agencies. Competition for loans and deposits depends on a number of factors, including, among others, customer service, quality, convenience and range of products and services offered, price, reputation, interest rates on loans and deposits and lending limits. Also, our ability to continue to compete effectively depends in large part on retaining and motivating our employees and attracting new employees, while effectively managing compensation and other expenses, especially given recent inflationary wage pressures.

The ability to deploy and use technology effectively is an important competitive factor in the financial services industry. Technology is not only important with respect to the delivery of financial services, risk management, regulatory compliance and security of customer information, but also in processing information. FNB and each of our subsidiaries continually make technological investments to remain competitive in the financial services industry, including the use of AI. FNBPA has executed several initiatives that have integrated and streamlined its physical branch and e-delivery channels, including a growing fleet of ATMs with video TellerChat capabilities. Our flagship digital technology is eStore®, our proprietary online, mobile and in-branch platform where customers can shop and apply for deposit and loan products, access financial education and schedule appointments. FNBPA has enhanced eStore with our one-of-a-kind, universal eStore Common Application, which customers can use to apply for almost all of our products and services simultaneously. These select examples, coupled with our investment in data science and analytics, contribute to our ability to efficiently grow and expand customer relationships.

Human Capital

We are committed to attracting, retaining and developing exceptional talent who reflect the communities we serve.

FNB's leadership team has made long-standing investments in maintaining a sustainable and resilient work force including providing a competitive compensation and benefits program that promotes work-life balance, financial and mental health, and overall well-being. The comprehensive package includes robust development resources promoting a culture of belonging that encourages and provides opportunity and advancement for all employees at all levels of the company, furthering our strategic focus on building and sustaining a strong workforce. Through our comprehensive approach, we have created a collaborative environment that fosters talent, opportunity, innovation and a passion to win, all of which translate to strong performance and a rewarding and opportunistic experience for all employees.

In 2025, we received more than 80 awards recognizing our financial performance, exceptional workplace, culture, community commitments, strong leadership and innovative banking approach, including national, regional and industry-specific recognition from Energage, an independent research firm, based entirely on feedback from our own team. As part of its award program, Energage highlighted FNB's cultural excellence in categories such as innovation, leadership, work-life flexibility, professional development, and employee appreciation and well-being. Additionally, our commitment to promoting a culture of belonging and fair treatment for our employees was further celebrated by various national media outlets, including an appearance on Newsweek's lists of America's Greatest Workplaces, which recognized companies whose employment practices embody fairness and equality for employees.

As of December 31, 2025, FNB and our subsidiaries had 4,128 full-time and 154 part-time employees.

Recruitment. We are committed to identifying and attracting the best qualified job candidates by cultivating and fostering mutually beneficial partnerships with job and recruiting centers, colleges and universities and other organizations. We use internally created digital marketing-developed algorithms and data tools to increase job posting visibility within a broad range of job boards. We have committed to creating a strong and growing internship program to funnel high potential talent into our

Development Programs within FNB to help with career growth. We continue to build our internal succession planning and are devoted to following the Fair Hiring Practices Act and Fair Chance Act.

Employee Development. We focus resources on programs to develop leaders and promote internal advancement within the organization. This includes mentoring and coaching programs, succession planning reviews, and leadership development programs, administered by our dedicated learning and development team to further develop the talent that our recruitment efforts have attracted. In addition, we offer tuition reimbursement for employees seeking post-secondary education, including college and graduate school.

Engagement. We regularly seek feedback from our employees and in 2025 participated in several regional Top Workplace surveys. Our outstanding scores continue to help us achieve external recognition as an employer of choice.

Compensation. Our compensation philosophy is to maintain a program that supports our mission and values. The compensation program is a management tool that, when aligned with an effective communication plan, is designed to support, reinforce, and align our values, business strategy, and operational and financial needs with our strategic goals.

We believe that compensation programs, through competitive base salary, short-term incentive plans, and long-term incentive plans, are essential for setting performance expectations, improving service quality and productivity, and recognizing contributions to our success, while also avoiding incentivizing undue risk to our financial condition.

Our executive compensation program is overseen by the Compensation Committee of our Board of Directors (composed entirely of independent directors), in collaboration with a leading independent compensation advisory firm. In addition, the oversight and review of our company-wide compensation philosophy and programs are conducted by the Management Compensation Committee. This team, chaired by FNB's Chairman, President and Chief Executive Officer, regularly meets to promote compensation programs that are fair and impartial, to achieve a performance-driven work culture that generates company growth and to reward employees for focusing on customer needs, while avoiding inappropriate conduct regarding our clients, and demonstrating appropriate risk management behaviors.

Values & Training. We strive to maintain sound financial practices and governance processes through a commitment to ethical behavior, a solid reputation and a firm record of compliance and stability that these strengths create, both within our Corporation and for our customers. Employees complete quarterly and annual training, which include regulatory and compliance requirements and ethical standards, to maintain and increase knowledge of standards required of the financial services industry. Additionally, we provide employees various avenues to confidentially and anonymously report perceived unethical behavior without repercussions to them, such as FNB's Ethics Hotline. We encourage employees to report any issues that could result in financial or reputational harm to us.

Wellness. Our commitment to the personal and professional well-being of each employee extends beyond a competitive compensation and benefits package. Innovative employee-friendly programs and policies designed to help team members maintain a healthy, meaningful work/life balance by providing resources to support mental, physical and financial health are offered and regularly expanded. This includes parental and caregiver leave, monetary employer contributions to employee Health Savings Accounts, adoption assistance and back-up child-care programs built to provide employees with the financial support and time away from work that they need to focus on their new family members.

Safety. Employee and customer safety remain paramount concerns for us. We demonstrate this commitment to each group through varying initiatives and procedures to ensure that employees and customers alike experience safe surroundings. We provide our employees detailed information and training explaining the safety features of our locations, evacuation routes and emergency procedures processes. Our new state-of-the-art headquarters building prioritizes employee safety in a facility that is fully ADA compliant, has full security access controls and closely manages and monitors guests and visitors entering our space. As a response to the health and safety risks exposed during the COVID-19 outbreak our headquarters building features HVAC systems that are specifically designed to mitigate risks from airborne pathogens using state-of-the-art filtration, Air Handling and Ionization indoor air systems. In 2024, our headquarters building was certified Leadership in Energy and Environmental Design (LEED) Gold by the U.S. Green Building Council. LEED, the world's most widely used green building rating system, provides a framework for energy-efficient, sustainable design, construction and operations. Projects achieve certification by following prerequisites and earning credits related to green building, with the aim to protect resources and enhance individual human health and community quality of life, among other goals.

Information About Our Executive Officers

The name, age and principal occupation for each of our executive officers as of January 31, 2026 are set forth below:

Name	Age	Principal Occupation
Vincent J. Delie, Jr.	61	Chairman, President and Chief Executive Officer
Vincent J. Calabrese, Jr.	63	Chief Financial Officer
Gary L. Guerrieri	65	Chief Credit Officer
David B. Mitchell, II	68	Chief Wholesale Banking Officer
Alfred D. Cho	48	Chief Consumer Banking Officer
James G. Orie	67	Chief Legal Officer and Corporate Secretary
James L. Dutey	52	Corporate Controller and Principal Accounting Officer

Government Supervision and Regulation

The financial services industry is subject to extensive regulatory oversight and, in particular, bank holding companies, banks and their affiliates (depending upon charter and business activities) are subject to supervision, regulation and examination by the FRB, OCC, FDIC, CFPB, SEC, Financial Industry Regulatory Authority (FINRA) and various state regulatory agencies. Also, FNB is subject to the rules of the NYSE for listed companies. The statutory and regulatory framework that governs FNB and our affiliates is generally intended to protect depositors and customers, the federal DIF, the U.S. banking and financial system, and financial markets as a whole, rather than our shareholders.

This discussion is qualified in its entirety by reference to applicable laws and regulations. Regulations of banks and their holding companies are subject to frequent and ongoing revision, through legislative changes, regulatory revisions and the evolving supervisory objectives of the federal and state banking agency examiners and supervisory staff. Additionally, the current U.S. administration is in the process of implementing a regulatory reform agenda that is significantly different than that of the prior administration, which affects the rulemaking, supervision, examination and enforcement priorities of the federal banking agencies. In particular, the OCC, FRB and FDIC have signaled a desire to remove excessive regulatory, supervisory and examination burdens, while prioritizing efforts to focus supervision on material financial risks. It is not possible to predict the content or timing of changes to the laws and regulations that may impact our business. Changes in such laws and regulations may have a material effect on our business and prospects. Finally, investors should be aware that the regulatory framework governing banks and the financial services industry is intended primarily to protect depositors and the DIF, not FNB, its subsidiaries or our security holders.

Political, economic, and industry events and other factors may influence changes to the banking laws, regulations and policies by the U.S. Congress, state legislatures and federal and state regulatory agencies. In addition to laws and regulations, state and federal bank regulatory agencies may issue policy statements, interpretive letters and similar written guidance, which sometimes materially changes regulatory expectations. Any change in the statutes, regulations or regulatory policies applicable to us, including changes in their interpretation, expectations or implementation, could have a material effect on our business or organization. (See discussion under Risk Factors - caption *"We could be adversely affected by changes in the law, especially changes in the regulation of the banking industry."*)

General

FNB is a legal entity separate and distinct from our subsidiaries. FNB is regulated as a bank holding company under the BHC Act, as amended, which generally restricts bank holding companies from engaging in business activities other than the business of banking and certain closely related activities. FNB elected to become a financial holding company under the BHC Act and, as such, may engage in a broader range of financial and related activities. The ability to elect and maintain status as a financial holding company is subject to certain conditions, including that a bank holding company be "well-capitalized" and "well-managed." As a bank holding company, FNB is subject to regulation, inspection, examination and supervision by the FRB, which is the "umbrella" regulator of a bank holding company's consolidated operations. In addition, a bank holding company's operating entities, including its subsidiary broker-dealers, investment managers, investment advisory companies, insurance companies and banks, as applicable, are subject to the jurisdiction of various federal and state "functional" regulators and self-regulatory organizations, such as FINRA.

Our subsidiary bank, FNBPA, and FNBPA's subsidiary trust company, FNTC, are organized as national banking associations, which are subject to regulation, supervision and examination by the OCC, which is a bureau of the UST. FNBPA is also subject to certain regulatory requirements of the CFPB, the FDIC, the FRB and other federal and state regulatory agencies, including but not limited to, requirements to maintain reserves against deposits, capital requirements, limitations regarding dividends, restrictions on the types and amounts of loans that may be granted and the interest that may be charged on loans, affiliate transactions, CRA, consumer compliance and anti-discrimination laws and unfair, deceptive or abusive acts and practices prohibitions, monitoring obligations under the BSA and anti-money laundering requirements, limitations on the types of investments that may be made, cybersecurity and consumer privacy requirements, activities that may be engaged in and types of services that may be offered. We and our subsidiaries are subject to examination by various federal and state regulators, which involves periodic examinations and supervisory inquiries, the results of which are not publicly available and can impact the conduct and growth of our businesses. These examinations consider not only safety and soundness principles, but also compliance with applicable laws and regulations.

As a regulated banking organization, FNB's relationships and good standing with our regulators are of fundamental importance to the continuation and growth of our businesses. The FRB, OCC, FDIC, CFPB and SEC have broad enforcement powers and authority to approve, deny or refuse to act upon applications or notices of FNB or our subsidiaries to open new or close existing offices, conduct new activities, acquire or divest businesses or assets or reconfigure existing operations. Unsatisfactory examination ratings, capital ratios below well-capitalized levels, and regulatory concerns regarding management, controls, assets, operations or other factors can all potentially result in the loss of financial holding company status, practical limitations on the ability of a bank or bank (or financial) holding company to engage in new activities, grow, acquire new businesses, repurchase its stock or pay dividends or continue to conduct existing activities. In addition, if we or our subsidiaries fail to comply with applicable laws and regulations, we may be subject to civil monetary penalties, imposition of cease and desist orders or other written directives, removal of management and, in certain cases, criminal penalties imposed by our regulators.

The following discussion highlights some of the more significant regulatory requirements that govern our operations, but does not purport to be complete or to describe all of the laws and regulations that apply to us and our subsidiaries.

Capital Adequacy Requirements

The FRB, the OCC, and the FDIC have adopted risk-based and leverage capital requirements that apply to banks and bank holding companies. In general, subject to certain exceptions as discussed further below, minimum capital standards established under the agencies' risk-based capital regulations include a CET1 capital to risk-weighted assets ratio of 4.5%, a Tier 1 capital to risk-weighted assets ratio of 6.0%, a total capital to risk-weighted assets ratio of 8.0%, and a leverage ratio of Tier 1 capital to adjusted average total assets of 4.0%. In determining the amount of risk-weighted assets for purposes of calculating risk-based capital ratios, all assets, including certain off-balance sheet assets (for example, recourse obligations, direct credit substitutes and residual interests) are multiplied by a risk-weight factor assigned by the regulations based on the risks believed inherent in the type of asset. Higher levels of capital are required for asset categories believed to present greater risk. CET1 capital is generally defined as common shareholders' equity and retained earnings. Tier 1 capital is generally defined as CET1 and additional Tier 1 capital, which includes certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries. Total capital is defined as Tier 1 capital and Tier 2 capital, which is comprised of capital instruments and related surplus, meeting specified requirements, and may include cumulative preferred stock and long-term perpetual preferred stock, mandatory convertible securities, intermediate preferred stock and subordinated debt. Also included in Tier 2 capital is the allowance for loan losses limited to a maximum of 1.25% of risk-weighted assets. Calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations.

In addition to establishing the minimum regulatory capital requirements, the capital regulations limit capital distributions and certain discretionary bonus payments to management if the institution does not hold a capital conservation buffer consisting of 2.5% of CET1 capital to risk-weighted assets above the amount necessary to meet its minimum risk-based capital requirements.

In assessing an institution's capital adequacy, the OCC takes into consideration not only these numeric factors, but qualitative factors as well, and has the authority to establish higher capital requirements for individual institutions where deemed necessary.

Management believes that as of December 31, 2025, FNB and FNBPA meet all capital adequacy requirements including the capital conservation buffer.

In August 2020, the federal banking agencies issued a final rule providing banking institutions that had adopted the CECL accounting standard in the 2020 calendar year with the option to delay for two years the estimated impact of CECL on regulatory capital, followed by a three-year transition period to phase out the aggregate amount of the capital benefit provided during the initial two-year delay (i.e., a five-year transition in total). In connection with its adoption of CECL on January 1, 2020, FNB elected to utilize the five-year CECL transition, which concluded as of December 31, 2025.

Prompt Corrective Action

FDICIA, among other things, classifies IDIs into five capital categories (well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) and requires the respective federal regulatory agencies to implement systems for "prompt corrective action" for IDIs that do not meet minimum capital requirements within such categories. FDICIA imposes progressively more restrictive constraints on operations, management and capital distributions, depending on the category in which an institution is classified. Failure to meet the capital guidelines could also subject a banking institution to capital-raising requirements, restrictions on its business and a variety of enforcement remedies, including the termination of deposit insurance by the FDIC, and in certain circumstances the appointment of a conservator or receiver. An "undercapitalized" bank must develop a capital restoration plan and its parent holding company must guarantee that bank's compliance with the plan. The liability of the parent holding company under any such guarantee is limited to the lesser of 5% of the bank's assets at the time it became "undercapitalized" or the amount needed to comply with the plan. Furthermore, in the event of the bankruptcy of the parent holding company, the obligation under such guarantee would take priority over the parent's general unsecured creditors. In addition, FDICIA requires the various regulatory agencies to prescribe certain non-capital standards for safety and soundness relating generally to operations and management, asset quality and executive compensation and permits regulatory action against an IDI that does not meet such standards.

The various regulatory agencies have adopted substantially similar regulations that define the five capital categories identified by FDICIA, using the CET1 capital, Tier 1 risk-based capital, total risk-based capital, and leverage capital ratios as the relevant capital measures. Under the regulations, a "well-capitalized" institution must have a CET1 risk-based capital ratio of at least 6.5%, a Tier 1 risk-based capital ratio of at least 8.0%, a total risk-based capital ratio of at least 10.0% and a leverage ratio of at least 5.0% and not be subject to a capital directive order. Under these guidelines, FNBPA was considered well-capitalized as of December 31, 2025.

Dividend Restrictions

Our primary source of funds for cash distributions to our shareholders, and funds used to pay principal and interest on our indebtedness, is dividends received from FNBPA. FNBPA is subject to federal laws and regulations governing its ability to pay dividends to FNB, including requirements to maintain capital above regulatory minimums. Under federal law, the amount of dividends that a national bank, such as FNBPA, may pay in a calendar year is generally limited to the amount of its net income for the current year combined with its retained net income for the two preceding years. In addition to dividends from FNBPA, other sources of parent company liquidity for FNB include cash, short-term investments and issuance of debt instruments, as well as dividends and loan repayments from other subsidiaries.

In addition, the ability of FNB and FNBPA to pay dividends may be affected by the various minimum capital requirements and prompt corrective action standards previously described in the *"Capital Adequacy Requirements" and "Prompt Corrective Action"* discussions herein. Additionally, the right of FNB, our shareholders and our creditors to participate in any distribution of the assets or earnings of our subsidiaries is further subject to the prior claims of creditors of the respective subsidiaries.

Expansion and Acquisitions

The BHC Act requires a bank or financial holding company to obtain the prior approval of the FRB before:

- the company may acquire direct or indirect ownership or control of any voting shares of any bank, if after such acquisition the bank holding company will directly or indirectly own or control more than 5% of any class of voting securities of the institution;

- any of the company's subsidiaries, other than a bank, may acquire all or substantially all of the assets of any bank; or

- the company may merge or consolidate with any other bank or financial holding company.

The BHC Act further requires the FRB to consider the competitive impact of the transaction, the extent to which the transaction would result in greater or more concentrated risks to the stability of the U.S. banking or financial system, the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served, including the applicant's record of performance under the CRA. The FRB is also required to consider in evaluating such a transaction the effectiveness of the parties in combating money laundering activities. Provisions of the FDI Act known as the Bank Merger Act impose similar approval standards for an IDI to merge with another IDI.

On September 17, 2024, the OCC finalized a Policy Statement Regarding Statutory Factors Under the Bank Merger Act (the Policy Statement), which outlined factors that the OCC would consider when evaluating a proposed bank merger transaction. The Policy Statement included a number of factors that would have resulted in stricter and/or more extended reviews of transactions involving particular features, such as an acquirer with open or pending enforcement actions or a resulting institution with total assets over $50 billion. Also on September 17, 2024, the DOJ withdrew its 1995 Bank Merger Guidelines and announced that it will instead evaluate the competitive impact of bank mergers using its 2023 Merger Guidelines that the DOJ applies to mergers in all industries. Compared to the 1995 Bank Merger Guidelines, the 2023 Merger Guidelines set forth more stringent concentration limits and add several largely qualitative bases on which the DOJ may challenge a merger. However, on May 8, 2025, the OCC rescinded the Policy Statement and reinstated its expedited processing procedures for streamlined business combinations. While the long-term effects of these changes and reversals for particular transactions remains unclear, the OCC has acted expeditiously on merger applications since its withdrawal of the Policy Statement, and the DOJ has not yet brought challenges against bank merger transactions under the 2023 Merger Guidelines.

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (Interstate Banking Act) generally permits bank holding companies to acquire banks in any state and preempts all state laws restricting the ownership by a holding company of banks in more than one state. A bank is subject to any state requirement that the bank has been organized and operating in for a minimum period of time and the requirement that the bank holding company, after the proposed transaction, controls no more than 10% of the total amount of deposits of IDIs in the U.S. and no more than 30% or such lesser or greater amount set by the state law of such deposits in that state. The Interstate Banking Act also permits:

- a bank to merge with an out-of-state bank and convert any offices into branches of the resulting bank;

- a bank to acquire branches from an out-of-state bank; and

- a bank to establish and operate de novo interstate branches whenever the host state permits de novo branching of its own state-chartered banks.

Bank and financial holding companies and banks seeking to engage in mergers authorized by the Interstate Banking Act must be at least adequately capitalized as of the date that the application is filed, and the resulting institution must be well-capitalized and well-managed upon consummation of the transaction.

Pursuant to the Dodd-Frank Act, national and state-chartered banks may open an initial branch in a state other than its home state (e.g., a host state) by establishing a de novo branch at any location in such host state at which a bank chartered in such host state could establish a branch. Applications by a national bank to establish such branches must be filed with the OCC.

The Change in Bank Control Act prohibits a person, entity or group of persons or entities acting in concert, from acquiring "control" of a bank holding company or bank unless the FRB has been given prior notice and has not objected to the transaction. Under current FRB regulations, the acquisition of 10% or more (but less than 25%) of the voting stock of a corporation would, under the circumstances set forth in the regulations, create a rebuttable presumption of acquisition of control of the corporation.

Financial Holding Company Status and Activities

Under the BHC Act, an eligible bank holding company may elect to be a "financial holding company" and thereafter may engage in a range of activities that are financial in nature and that are not otherwise permissible for banks and bank holding companies. FNB is a financial holding company under the BHC Act.

For a bank holding company to be eligible to elect financial holding company status and to engage in additional activities and investments under such authority, all of its subsidiary U.S. depository institutions must be "well-capitalized" and "well-managed" and must have received a "Satisfactory" or better rating on its most recent CRA review. If, after becoming a financial holding company, the company's subsidiary depository institutions fail to remain "well-capitalized" and "well-managed," the company must enter into an agreement with the FRB to comply with all applicable capital and management requirements. If the company does not return to compliance within 180 days, the FRB may order the company to divest its subsidiary banks or the company may discontinue or divest investments in companies engaged in activities permissible only for a bank holding company that has elected to be treated as a financial holding company.

Source of Strength

According to the Dodd-Frank Act and FRB policy, a financial or bank holding company is expected to act as a source of financial strength to each of its subsidiary banks and to commit resources to support each such subsidiary. This support may be required at times when the parent holding company may not be able to provide such support. Consistent with the "source of strength" policy, the FRB has stated that, as a matter of prudent banking, a bank or financial holding company generally should not maintain a rate of cash dividends unless its net income has been sufficient to fully fund the dividends and the prospective rate of earnings retention appears to be consistent with our capital needs, asset quality and overall financial condition.

Dodd-Frank Act

Deposit Insurance. The FDI Act requires FNBPA to pay deposit insurance assessments. The FDIC assessment base against which an IDI's deposit insurance premiums paid to the FDIC's DIF are calculated as the IDI's average consolidated total assets less its average tangible equity. Various other regulatory factors included in an FDIC assessment scorecard also affect an IDI's assessment rate.

Deposit insurance assessments are also affected by the minimum reserve ratio with respect to the DIF. The Dodd-Frank Act increased the DIF's minimum reserve ratio to 1.35% of the estimated amount of total insured deposits.

In addition, the Dodd-Frank Act eliminated the requirement for the FDIC to pay dividends to depository institutions when the reserve ratio exceeds certain thresholds. The FDIC may pay dividends to depository institutions when the reserve ratio exceeds 1.5%, but the FDIC has sole discretion to determine whether to suspend or limit the declaration or payment of dividends from the DIF. The FDIC has set the target designated reserve ratio at 2% since 2010. Assessment rates, which declined for all banks when the reserve ratio first surpassed 1.15% in the third quarter of 2016, increased for all insurance depository institutions by 2 basis points in the first quarter of 2023. Assessment rates will remain in effect unless and until the reserve ratio meets or exceeds 2%. The reserve ratio was 1.42% as of December 31, 2025.

Banks with more than $50 billion in total consolidated assets, such as FNBPA, are not eligible to deduct FDIC deposit insurance premium payments for U.S. federal income tax purposes. For banks with less than $50 billion in total consolidated assets, the premium deduction is phased-out based on the proportion of the bank's assets exceeding $10 billion.

The FDIC issued a final rule in November 2023 to implement a special assessment on banks with over $5 billion in total assets to recover the loss to the DIF associated with protecting uninsured depositors following the closures of Silicon Valley Bank and Signature Bank during the first quarter of 2023. The special assessment rate was 13.44 basis points and will be paid over eight initial quarters beginning in June 2024. FNBPA recognized the entire initial special assessment expense of $29.9 million in the fourth quarter of 2023. The special assessment is not considered an FDIC premium under the Tax Cuts and Jobs Act of 2017 (TCJA) and therefore is tax deductible for federal income tax purposes. The FDIC retained the ability to extend the special assessment collection period or impose a one-time shortfall special assessment if the amount collected by the special assessment does not meet the final loss amounts of Silicon Valley Bank and Signature Bank after the termination of the receiverships. During 2024, the FDIC revised its loss estimate and projected that the special assessment would be collected for an additional two quarters beyond its initial eight-quarter collection period. As a result, FNBPA recognized an additional special assessment charge of $5.2 million in 2024. On December 16, 2025, the FDIC indicated that the special assessment would be fully recovered in the eighth assessment quarter and issued an interim final rule to reduce the special assessment rate for the eighth and final collection quarter, resulting in a $5.6 million reduction to our FDIC special assessment in 2025.

Brokered Deposits. Section 29 of the FDI Act and FDIC regulations issued thereunder limit the ability of an IDI, such as FNBPA, to accept, renew or roll over brokered deposits unless the IDI is well-capitalized under the "prompt corrective action" framework described below, or unless it is adequately capitalized and obtains a waiver from the FDIC. In addition, IDIs that are less than well-capitalized are subject to restrictions on the interest rates that they may pay on deposits. The characterization of deposits as "brokered" may result in the imposition of higher deposit insurance assessments on such deposits. FDIC regulations and guidance define the term "deposit broker" and related terms. For example, FDIC regulations implementing the Economic Growth, Regulatory Relief and Consumer Protection Act include a limited exception to status as brokered deposits for reciprocal deposits for IDIs that are well-managed and well-capitalized (or adequately capitalized and have obtained a waiver from the FDIC, as mentioned above). Under the limited exception, qualified IDIs are able to exclude from treatment as "brokered" deposits up to $5 billion or 20% of the institution's total liabilities in reciprocal deposits (which is defined as deposits received by a financial institution through a deposit placement network with the same maturity (if any) in the same aggregate amount as deposits placed by the institution in other network member banks).

Transactions with Affiliates. Pursuant to Sections 23A and 23B of the Federal Reserve Act, as implemented by Regulation W, banks are subject to restrictions that limit certain types of transactions between banks and their affiliates. In general, banks are subject to quantitative and qualitative limits on extensions of credit, purchases of assets and certain other transactions involving affiliates. Also, transactions between banks and their non-bank affiliates are required to be on arm's-length terms and consistent with safe and sound banking practices.

Transactions with Insiders. Banks are subject to restrictions that limit their lending to insiders. The Dodd-Frank Act also places restrictions on certain asset sales to and from an insider of an IDI, including requirements that such sales be on market terms and, in certain circumstances, receive the approval of the IDI's board of directors.

Lending Limits. Federal banking law limits a national bank's ability to extend credit to one person or group of related persons to an amount that does not exceed certain thresholds.

Volcker Rule. Section 619 of the Dodd-Frank Act (known as the Volcker Rule) generally prohibits, subject to certain exceptions, IDIs and their affiliates from engaging in proprietary trading or having certain ownership interests in and relationships with hedge funds or private equity funds, which are referred to as "covered funds." The Volcker Rule's implementing regulations also require certain regulated entities to establish an internal compliance program that is consistent with the extent to which those entities engage in activities covered by the Volcker Rule.

Debit Card Interchange Fees. The FRB, pursuant to its authority under the Dodd-Frank Act, has implemented rules regarding interchange fees charged for electronic debit transactions by payment card issuers having assets over $10 billion, adopting a per-transaction interchange cap base of $0.21 plus 0.05% of the transaction total (and an additional one cent to account for fraud protection costs). In October 2023, the FRB proposed to lower the base component of regulated debit from 21 cents to 14.4 cents. In addition, the ad valorem component would decline to 4 basis points, from its current rate of 5 basis points. However, the fraud-prevention adjustment would increase from 1.0 cents to 1.3 cents. The maximum permissible interchange fee for a $50 debit card transaction would be 17.7 cents under the proposal, down from 24.5 cents under the current rule. The FRB has also proposed that the interchange rate cap will be automatically updated every two years based on the data collected from issuers. Comments were due in May 2024, and the FRB has not yet finalized the proposal. In August 2025, a Federal District Court in North Dakota vacated the FRB's existing interchange fee limit rules on the grounds that the FRB exceeded its authority when issuing the caps by considering costs to debit card issuers that it was not permitted to consider under the Dodd-Frank Act. The District Court's ruling is stayed pending appeal, and it is not clear what effect, if any, the ruling will have on the FRB's pending proposal.

Resolution Planning

The FDIC requires certain IDIs with more than $50 billion in total consolidated assets to submit to the FDIC periodic plans for resolution in the event of the institution's failure. In June 2024, the FDIC finalized amendments to the resolution planning requirements for IDIs with $50 billion or more in total assets. The amendments require IDIs with between $50 billion and $100 billion in assets, which includes FNBPA, to submit informational filings on a three-year cycle, with an interim supplement updating key information submitted in the off years. The final rule became effective October 1, 2024.

On April 18, 2025, the FDIC announced it was waiving the requirement for covered IDIs to submit content that required speculative analysis or information that was of relatively low value and released Frequently Asked Questions that clarified its approach to reviewing plan submissions under the 2024 rule. Additionally, on December 31, 2025, the FDIC announced that it plans to propose changes to the covered IDI rule in 2026 to codify the content waivers provided in April 2025 and to ensure that the information most critical to supporting the FDIC's ability to execute a rapid, low-cost failed bank resolution under the FDI Act is available to the FDIC in covered IDI plans, while eliminating requirements that might distract from this objective or that otherwise provide relatively low value. The FDIC also stated that institutions that become covered IDIs prior to the issuance of a final rule will not be required to file plans until a final rule is issued. FNBPA is not a covered IDI but may become one if the average of its total assets on its four most recent Consolidated Reports of Condition and Income exceeds $50 billion.

Community Reinvestment Act and Fair Lending

The CRA requires depository institutions to assist in meeting the credit needs of their entire market areas consistent with safe and sound banking practices. Under the CRA, each depository institution is periodically evaluated and rated on its performance meeting the credit needs of its market areas by, among other things, providing credit to and investments in low- and moderate-income individuals and communities. An institution's CRA rating can be reduced if the reviewing agency finds evidence of discriminatory or other illegal credit practices. In order for a financial holding company to commence any new activity permitted by the BHC Act, or to acquire any company engaged in any new activity permitted by the BHC Act, each IDI subsidiary of the financial holding company must have received a rating of at least "Satisfactory" in its most recent examination under the CRA. Furthermore, federal banking regulators take into account CRA ratings when considering acquisitions of control and new activities. The OCC's most recent publication of FNBPA's CRA performance evaluation is an "Outstanding" rating.

In October 2023, the FDIC, FRB and OCC issued a joint final rule to modernize their respective CRA regulations. The revised rules substantially alter the methodology for assessing compliance with the CRA, with material aspects taking effect on January 1, 2026, and revised data reporting requirements taking effect on January 1, 2027. The final rule is currently enjoined while a federal court considers a lawsuit challenging the rule, and in July 2025, the agencies issued a joint notice of proposed rulemaking to rescind the final rule and replace it with regulations substantively identical to those in effect on March 29, 2024.

In October 2021, the DOJ announced an initiative to combat redlining through utilization of its fair lending prosecutorial authority and has announced the settlement of a number of bank investigations concerning redlining and other violations of the fair lending laws, including a February 5, 2024 announcement that Yadkin Bank (Yadkin) and its successor by merger, FNBPA, reached a settlement with the DOJ and the State of North Carolina to resolve their fair lending allegations related to the assessment of mortgage lending activities during a five-year period in the Winston-Salem and Charlotte, North Carolina majority Black and Hispanic census tracts (MBHCTs) that began prior to Yadkin's merger with FNBPA in March 2017. The DOJ investigation encompassed mortgage lending activity by both Yadkin prior to the acquisition and FNBPA in the early years following its entry into the North Carolina markets. Although FNBPA denies the DOJ's allegations, FNBPA cooperated fully to reach a settlement agreement in this inherited matter as a good faith effort to avoid prolonged litigation. FNBPA is required to have a fair lending program that is of sufficient scope to monitor fair lending and that appropriately remediates issues which were identified during the DOJ investigation as well as add additional branches and increase marketing and mortgage and home equity loan subsidies in these MBHCTs. Specifically, leveraging its previously announced and longstanding commitment to underserved communities across its footprint (including Charlotte and Winston Salem North Carolina), FNBPA entered into settlement agreements with the DOJ and the North Carolina DOJ whereby it committed to invest a minimum of $11.75 million in a mortgage loan subsidy fund over a five-year period ending in 2029. Effective January 2026, FNBPA had fully deployed the $11.75 million mortgage subsidy in the Charlotte and Winston Salem MBHCTs. FNBPA has also agreed to spend approximately $1.75 million over the five-year period on community partnerships, advertising, community outreach and consumer education, of which, FNBPA has also agreed to open three new branch offices in predominantly Black and Hispanic neighborhoods, with two in Charlotte and one in Winston Salem, North Carolina (two opened in 2025 and the third branch will soon begin the construction phase). FNBPA believes the terms of the settlement agreement are consistent with its broad focus on promoting equity and economic prosperity in the markets that it serves. The settlement does not include any civil money penalties against FNBPA.

Consumer Protection Statutes and Regulations

FNBPA is subject to various federal consumer protection laws and regulations including the Truth in Lending Act, Truth in Savings Act, ECOA, Fair Housing Act, Real Estate Settlement Procedures Act, Fair Debt Collection Practices Act, Fair Credit Reporting Act, Electronic Fund Transfer Act and Home Mortgage Disclosure Act, and regulations and guidance promulgated thereunder by the CFPB and the federal banking agencies, as well as certain state consumer protection requirements. Among other things, these laws and regulations:

- require banks to disclose credit terms in meaningful and consistent ways;

- prohibit discrimination against an applicant in any consumer or business credit transaction;

- prohibit discrimination in housing-related lending activities;

- require banks to collect and report applicant and borrower data regarding loans for home purchases or improvement projects;

- require lenders to provide borrowers with more detailed information regarding the nature and cost of real estate settlements;

- prohibit certain lending practices and limit escrow account amounts with respect to real estate transactions;

- prescribe possible penalties for violations of the requirements of consumer protection statutes and regulations;

- require prescribed consumer disclosures and the adoption of error resolution procedures and other consumer protection protocols with respect to electronic fund transfers; and

- prohibit unfair, deceptive or abusive acts and practices in connection with consumer loans, the collection of debt, and the provision of other consumer financial products and services, including identifying risks associated with certain overdraft practices.

We have incurred and may in the future incur additional costs in complying with the above-identified consumer requirements. In addition, there is continued uncertainty about the CFPB's priorities under the current U.S. administration. For example, in February 2025, the Acting Director of the CFPB instructed agency staff to pause most activity, including supervision and

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enforcement. While it is presently unclear when and to what extent the CFPB will resume its activities, other governmental authorities, including state attorneys general or banking regulators, may seek to increase their regulation, supervision, and enforcement of providers of consumer financial products and services in response to changes at the CFPB. Moreover, changes at the CFPB may lead to federal legislative efforts to alter the framework for consumer financial services regulation.

Financial Privacy

In accordance with the GLB Act, federal banking regulators adopted rules that limit the ability of banks, financial institutions and third parties that are not financial institutions but that receive non-public personal information from non-affiliated banks and financial institutions to disclose non-public information about consumers to non-affiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a non-affiliated third party. The privacy provisions of the GLB Act affect how consumer information is transmitted through diversified financial companies and conveyed to outside vendors.

Cybersecurity

The federal banking agencies have adopted guidelines for establishing information security standards and cybersecurity programs for implementing safeguards under the supervision of a banking organization's board of directors. These guidelines, along with related regulatory materials, increasingly focus on risk management, processes related to information technology and operational resiliency, and the use of third parties in the provision of financial services. The OCC as part of its bank supervision operational plan has prioritized review of national banks' information security, data protection and third-party risk management, including the extent to which national banks are positioned to assess the evolving cyber-threat environment and maintain resilient defenses against such threats.

Under a November 2021 interagency rule, banking organizations are required to notify their primary federal regulator as soon as possible and no later than 36 hours after the discovery of a "computer security incident" that rises to the level of a "notification incident" within the meaning attributed to those terms. Banks' non-affiliated service providers are required to notify any affected bank to or on behalf of which the service provider provides services "as soon as possible" after determining that it has experienced an incident that materially disrupts or degrades, or is reasonably likely to materially disrupt or degrade, covered services provided to such bank for as much as four hours.

The Strengthening American Cybersecurity Act of 2022 (SACA) requires enhanced disclosures regarding cybersecurity risk management strategy, governance and incident reporting, with the aim of standardizing cybersecurity processes and disclosure requirements. SACA requires critical infrastructure companies, such as financial institutions, to report "substantial cyber-incidents" and all ransom payments to the U.S. Department of Homeland Security's Cybersecurity and Infrastructure Security Agency (CISA). The definition of a "covered cyber-incident" will be determined by CISA rulemaking, but SACA provides that, at a minimum, an incident must be reported if it: (1) leads to "substantial loss of confidentiality, integrity, or availability" of an information system or network or a "serious impact on the safety and resiliency of operational systems and processes"; (2) causes a "disruption of business or industrial operations, including due to a denial of service attack, ransomware attack, or exploitation of a zero day vulnerability" against an information system or network, or an operational technology system or process; or (3) involves "unauthorized access or disruption of business or industrial operations" due to a "compromise of a cloud service provider, managed service provider, or other third-party data hosting provider or by a supply chain compromise". In addition, in July 2023, the SEC issued a final rule that requires prompt disclosure of material cybersecurity incidents, as well as annual disclosures regarding cybersecurity risk management, strategy and governance.

Anti-Money Laundering Initiatives and the USA PATRIOT Act

A major focus of governmental policy on financial institutions in recent years has been aimed at combating money laundering and terrorist financing. The USA PATRIOT Act of 2001 (USA PATRIOT Act), which amended the BSA, substantially broadened the scope of U.S. anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the U.S. The UST and federal banking agencies have issued a number of regulations that apply various requirements of the USA PATRIOT Act to financial institutions such as FNBPA. These regulations require financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identity of their customers. These regulations include express requirements regarding risk-based procedures for conducting ongoing customer due diligence. Such procedures require banks to take appropriate steps to understand the nature and purpose of customer relationships. In addition, absent an applicable exclusion, banks must identify and verify the identity of the beneficial owners of all legal entity customers at the time a new account is established. The failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with all of the relevant laws or regulations, could have serious legal, including criminal law enforcement, and reputational consequences for the institution.

Federal regulators evaluate the effectiveness of an applicant in combating money laundering when determining whether to approve a proposed bank merger, acquisition, restructuring, or other expansionary activity. There have been a number of significant enforcement actions by regulators, as well as state attorneys general and the DOJ, against banks, broker-dealers and non-bank financial institutions with respect to these laws and some have resulted in substantial penalties, including criminal pleas. FNB and its subsidiaries have implemented policies and procedures that it believes comply with these laws.

On January 1, 2021, Congress passed the National Defense Authorization Act, which enacted the most significant overhaul of the BSA and related anti-money laundering laws since the USA PATRIOT Act. Notable amendments include: (i) significant changes to the collection of beneficial ownership information and the establishment of a beneficial ownership registry maintained by the UST's Financial Crime Enforcement Network (FinCEN); (ii) enhanced whistleblower provisions; (iii) increased penalties for violations of the BSA; (iv) improvements to existing information-sharing provisions that permit financial institutions to share information relating to suspicious activity reports with certain foreign branches, subsidiaries, and affiliates; and (v) expanded duties and powers of FinCEN. On March 31, 2025, FinCEN issued an interim final rule that largely eliminated the beneficial ownership collection requirements with respect to U.S. companies and U.S. persons.

Office of Foreign Assets Control Regulation

The U.S. has instituted economic sanctions which affect transactions with designated foreign countries, nationals and others. These are sometimes known as the "OFAC rules" because they are administered by the UST Office of Foreign Assets Control (OFAC). The OFAC-administered sanctions target countries and territories in various ways. Generally, however, they contain one or more of the following elements: (i) restrictions on trade with or investment in a sanctioned country/territory, including prohibitions against direct or indirect imports from and exports to a sanctioned country, and prohibitions on engaging in transactions to or from (including investments in, or providing investment-related advice or assistance to) a sanctioned country/ territory; and (ii) prohibition on dealing with, and a requirement to block assets of, specified individuals, entities, or governments. Blocked assets (such as property and bank deposits) cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC. Failure to comply with these sanctions could have serious legal and reputational consequences.

Incentive Compensation

The Dodd-Frank Act requires the federal bank regulators and the SEC to establish joint regulations or guidelines prohibiting incentive-based payment arrangements at specified regulated entities, including us and FNBPA, having at least $1 billion in total assets that encourage inappropriate risks by providing an executive officer, employee, director or principal shareholder with excessive compensation, fees, or benefits or that could lead to material financial loss to the entity. In addition, these regulators must establish regulations or guidelines requiring enhanced disclosure to regulators of incentive-based compensation arrangements.

The federal banking agencies have issued comprehensive guidance on incentive compensation policies intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of such organizations by encouraging excessive risk-taking. This guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon the key principles that a banking organization's incentive compensation arrangements should (i) provide incentives that appropriately balance risk and financial results in a manner that does not encourage employees to expose their organizations to imprudent risk, (ii) be compatible with effective controls and risk management, and (iii) be supported by strong corporate governance, including active and effective oversight by the organization's board of directors.

During the second quarter of 2016, the U.S. financial regulators, including the FRB and the SEC, proposed revised rules on incentive-based payment arrangements at specified regulated entities having at least $1 billion in total assets. In May 2024, certain of these U.S. financial regulators re-proposed the same regulatory text with a request for public comment on alternative approaches to certain regulatory provisions under consideration by the regulators. These proposed rules have not been finalized.

The FRB will review, as part of the regular, risk-focused examination process, the incentive compensation arrangements of banking organizations, such as us, that are not "large, complex banking organizations." These reviews will be tailored to each organization based on the scope and complexity of the organization's activities and the prevalence of incentive compensation arrangements. The findings of the supervisory initiatives will be included in reports of examination. Deficiencies will be incorporated into the organization's supervisory ratings, which can affect the organization's ability to make acquisitions and take other actions. Enforcement actions may be taken against a banking organization if its incentive compensation arrangements or related risk management control or governance processes pose a risk to the organization's safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies. The scope and content of federal bank regulatory agencies' policies on executive compensation are continuing to develop and are likely to continue evolving in the future.

In October 2023, the NYSE adopted a rule as required by the SEC's 2022 rulemaking that requires listed companies to adopt policies mandating the recovery or "clawback" of excess incentive-based compensation earned by a current or former executive officer during the three fiscal years preceding a required accounting restatement, including to correct an error that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. The excess compensation would be based on the amount the executive officer would have received had the incentive-based compensation been determined using the restated financials. We timely adopted an executive compensation clawback policy in order to comply with this regulation and the listing standards of the NYSE, and a copy of the policy is filed as an exhibit to this Annual Report.

Investment Advisers Act

Until December 31, 2025, FNBIA operated as an investment adviser under the Investment Advisers Act and as such was supervised by the SEC and subject to various legal and regulatory obligations (e.g., record keeping, operational and marketing requirements, disclosure requirements, etc.). FNBIA ceased operations and deregistered as an investment adviser effective December 31, 2025. Although we no longer have a subsidiary that is registered as an investment adviser with the SEC, violations of the Investment Advisers Act by FNB or our subsidiaries (including past violations by FNBIA), could result in investigations, sanctions, fines, disgorgement and reputational damage.

Standard of Care

Pursuant to the Dodd-Frank Act, the SEC adopted a package of rule-makings and interpretations related to the provision of advice by broker-dealers and investment advisers, including Regulation Best Interest and Form CRS. Among other things, Regulation Best Interest requires a broker-dealer to act in the best interest of a retail client when making a recommendation to that client of any securities transaction or investment strategy involving securities. Form CRS requires that broker-dealers and investment advisers provide retail investors with a brief summary document containing simple, easy-to-understand information about the nature of the relationship between the parties. Our implementation of these regulations resulted in the review and modification of certain of our policies and procedures and associated supervisory and compliance controls, as well as the implementation of additional client disclosures, which included us providing related education and training to financial advisors. Various states have also proposed, or adopted, laws and regulations seeking to impose new standards of conduct on broker-dealers that may differ from the SEC's regulations, which may lead to additional implementation costs.

In April 2024, the Department of Labor (DOL) issued a final rule significantly expanding the definition of "investment advice fiduciary" under ERISA, as well as amendments to certain prohibited transaction class exemptions (PTEs). Two federal district courts separately issued nationwide stays of the effective date of the final rule and PTE amendments pending consideration of the merits, which the DOL has since declined to appeal. In September 2025, the DOL announced it would be revisiting the definition of "investment fiduciary" with the objective of issuing a new rule in 2026. As of the date of this filing, the DOL has not published a proposed new rule. We will continue to monitor developments in this regard, as well as other related regulatory and legislative matters, including regarding environmental, social and governance matters and alternative assets investing under ERISA, and evaluate any potential impacts to our business.

Insurance Agencies

Certain FNB subsidiaries are subject to licensing requirements and extensive regulation under the laws of the Commonwealth of Pennsylvania and the various states in which they conduct insurance agency business. Insurance activities are subject to regulation by the states in which such business is transacted. These laws and regulations are primarily for the protection of policyholders. In all jurisdictions, the applicable laws and regulations are subject to amendment or interpretation by regulatory authorities. Generally, those authorities are vested with relatively broad discretion to grant, renew and revoke licenses and approvals and to implement regulations. Licenses may be denied or revoked for various reasons, including for regulatory violations or upon conviction for certain crimes. Possible sanctions that may be imposed for violation of regulations include the suspension of individual employees, limitations on engaging in a particular business for a specified period of time, revocation of licenses, censures and fines.

Penn-Ohio is subject to examination by the Arizona Department of Insurance. Representatives of the Arizona Department of Insurance periodically determine whether Penn-Ohio has maintained required reserves, established adequate deposits under a reinsurance agreement and complied with reporting requirements under the applicable Arizona statutes.

Heightened Standards for Risk Management Governance

The OCC's Heightened Standards establish guidelines for the governance and risk management practices of OCC-regulated institutions with average total consolidated assets of $50 billion or greater. These Heightened Standards require covered banks to establish and adhere to a written risk management governance framework in order to manage and control their risk-taking activities, provide standards for covered banks' boards of directors to oversee the risk governance framework, and describe the appropriate risk management roles and responsibilities of front line units, independent risk management, and internal audit functions. FNBPA currently has total consolidated assets of $50 billion and has made substantial progress implementing the necessary enhancements to strengthen risk management and governance practices required for compliance to Heightened Standards. The remaining work will be completed in 2026, with focus on maturing risk management framework execution, continuous process improvement, and optimization through the deployment of technology capabilities. Establishing this risk management framework entailed additional costs for OCC-regulated institutions preparing to comply with the Heightened Standards Guidelines. On December 23, 2025, the OCC issued a proposal for comment in the Federal Register to amend the Heightened Standards requirements to increase the average total consolidated assets threshold for applying the guidelines from $50 billion to $700 billion.

Monetary Policy

The operations of FNB and our subsidiaries are affected not only by general economic conditions, but also by the policies of various regulatory authorities and the current U.S. administration. In particular, the FRB regulates monetary policy and interest rates in order to influence general economic conditions. These policies have a significant influence on overall growth and distribution of loans, investments and deposits and affect interest rates charged on loans or paid for deposits. FRB monetary policies have had a significant effect on the operating results of all financial institutions in the past and may continue to do so in the future.

In view of changing conditions in the national economy and in money markets, as well as the effect of credit policies by monetary and fiscal authorities, including the FRB, it is difficult to predict the impact of possible future changes in interest rates, deposit levels and loan demand, or their effect on our business and earnings or on the financial condition of our various customers (see discussion under Risk Factors - caption "*We could be adversely affected by changes in the law, especially changes in the regulation of the banking industry.*")

Available Information

We make available through our website at www.fnbcorporation.com, free of charge, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K (and amendments to any of the foregoing) as soon as reasonably practicable after such reports are filed with or furnished to the SEC. Information on our website is not incorporated by reference into this document and should not be considered part of this Report. Our common stock is traded on the NYSE under the symbol "FNB".

ITEM 1A.   RISK FACTORS

We are subject to numerous risks, many of which are inherent to our business. For information about how our risk oversight and management process operates, see Item 7 of this Report, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Risk Management." The following discussion highlights certain material risks that, based on the information currently known to us, could affect us and our business, financial condition, results of operations and cash flows. You should carefully consider each of the following risks and all the other information set forth in this Report. If any of the following risks and uncertainties develop into actual events or if the circumstances described in the risks and uncertainties occur or continue to occur, these events or circumstances could have a material adverse effect on our business, financial condition, results of operations, cash flows, competitive position or reputation, including by materially increasing expenses or decreasing revenues, which could result in material losses or a decrease in earnings. These events could also have a negative effect on the trading price of our securities.

In addition, the risks and uncertainties we face involve certain factors that are subject to change, and are not limited to those described below. This discussion is intended to highlight risks that we believe are important factors to consider when evaluating our business and an investment in our securities. Additional risks and uncertainties not presently known or that we currently believe to be immaterial may also adversely affect our business.

1. Credit Risk

Our results of operations are significantly affected by the ability of our borrowers to repay their loans.

Lending money is an essential part of the banking business. However, for various reasons, borrowers do not always repay their loans. The risk of non-payment is affected by credit risks of a particular borrower, changes in economic conditions that impact certain geographic markets or industries, fluctuations in interest rates on adjustable-rate loans, the duration of the loan, and in the case of a collateralized loan, uncertainties as to the future value of the collateral.

Generally, commercial loans and leases present a greater risk of non-payment by a borrower than other types of loans. They typically involve larger loan balances and are particularly sensitive to economic conditions. The borrower's ability to repay usually depends on the successful operation of its business and income stream. Some of our commercial borrowers have multiple loans outstanding with us, which means that an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss. In the case of commercial and industrial loans, collateral often consists of accounts receivable, inventory, property and equipment, which may not yield substantial recovery of principal losses incurred, and is susceptible to deterioration, declining valuations, or other losses in advance of liquidation of such collateral. Consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be affected by adverse personal circumstances. Furthermore, the application of various federal and state laws may limit the amount that can be recovered on these loans. For additional information, see Item 7 of this Report, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Lending Activity."

Our mortgage banking profitability could be significantly reduced if we are not able to originate and resell a high volume of mortgage loans.

Mortgage banking is generally considered a volatile source of income because it depends largely on the volume of loans we originate and sell in the secondary market. If our originations of mortgage loans decrease, resulting in fewer loans that are available to be sold to investors, this would result in a decrease in mortgage revenues and a corresponding decrease in non-interest income.

- Mortgage loan production levels are sensitive to changes in economic conditions and activity, strengths or weaknesses in the housing market, changes in FRB monetary policies, interest rate fluctuations and the availability of an active secondary market or originations that could shift to adjustable-rate products which may be held in the portfolio. Generally, any sustained period of decreased economic activity or higher interest rates could reduce demand for mortgage loans and refinancings, while, conversely, any sustained period of increased economic activity and decreasing interest rates could increase the demand for mortgage loans and loan repayments. In addition, our results of operations are affected by the amount of non-interest expense associated with mortgage banking activities, such as salaries, commissions and employee benefits, occupancy, equipment and data processing expense and other operating costs. During periods of reduced loan demand, our results of operations may be adversely affected to the extent that we are unable to reduce expenses commensurate with the decline in loan originations.

- Future changes to our eligibility to participate in the programs offered by the GSE and other secondary purchasers, or the loan criteria of the GSE and other secondary purchasers could also result in a lower volume of corresponding loan originations and sales.

- The estimates of revenues produced by the models we use to assess the impact of interest rates on mortgage-related revenues are dependent on estimates and assumptions of future loan demand, prepayment speeds and other factors which may differ from actual subsequent experience.

Our financial condition and results of operations could be adversely affected if we must further increase our provision for credit losses or if our ACL is not sufficient to absorb actual losses.

There is no precise method of predicting loan losses. Our ACL may not be sufficient to absorb actual loan losses that we experience. Excess loan losses could have a material adverse effect on our financial condition and results of operations.

The level of the ACL incorporates the judgment and estimates of our management regarding the amount and timing of future cash flows, current fair value of the underlying collateral and other qualitative risk factors that may affect our loan portfolio. Determination of the allowance is inherently subjective and is based on factors that are susceptible to significant change. Continuing deterioration in economic conditions affecting borrowers, new information regarding existing loans, suspected fraud, identification of additional problem loans and other factors, both within and outside of our control, may require an increase in the ACL. In addition, bank regulatory agencies periodically review our ACL and may require an increase in the provision for credit losses or the recognition of additional loan charge-offs, based on judgments different from those of our management. In addition, if charge-offs in future periods exceed the ACL, we will need additional provisions to increase the ACL. Any increases in the ACL will result in a decrease in net income and capital and may have a material adverse effect on our financial condition and results of operations. For additional discussion relating to this matter, refer to Item 7 of this Report, "Management's Discussion and Analysis of Financial Condition and Results of Operations - Allowance for Credit Losses."

2. Market Risk

Our business and financial performance is impacted significantly by market interest rates and changes in those rates. The monetary, tax and other policies of governmental agencies, including the UST and the FRB, have a direct impact on interest rates and overall financial market performance over which we have no control and which may not be able to be predicted with reasonable accuracy.

As a result of the high percentage of our assets and liabilities that are in the form of interest-bearing or interest-related instruments, changes in interest rates, in the shape of the yield curve or in spreads between different market interest rates can have a material effect on our business, profitability and the value of our financial assets and liabilities. Such scenarios may include the following:

- changes in interest rates or interest rate spreads can affect the difference between the interest earned on assets and the interest paid on liabilities, which impacts FNBPA's overall net interest income and profitability;

- such changes can affect the ability of borrowers to meet obligations under variable or adjustable-rate loans and other debt instruments and can, in turn, affect our loss rates on those assets;

- such changes may decrease the demand for interest rate-based products or services, including bank loans and deposit products and the subordinated notes offered by our subsidiary, FNB Financial Services, LP;

- such changes can affect our ability to hedge various forms of market and interest rate risks and may decrease the profitability or increase the risk associated with such hedges; and

- movements in interest rates affect mortgage repayment speeds and could result in impairments of mortgage servicing assets or otherwise affect the profitability of such assets.

The monetary, tax and other policies of the U.S. Government and its agencies also have a significant impact on interest rates and overall financial market performance. The FRB regulates the national supply of bank credit and certain interest rates through the implementation of certain monetary policies and actions. The timing, extent, and frequency of interest rate changes is uncertain.

Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and investments and the amount of interest we pay on deposits and borrowings, but such changes could also affect (i) our ability to originate loans and obtain deposits; (ii) the fair value of our financial assets and liabilities; and (iii) the average duration of our mortgage portfolio and other interest-earning assets. If the interest rates paid on deposits and other borrowings decrease at a slower rate than the interest rates received on loans and other investments, or vice versa, our net interest income, and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings. A reduction in interest rates could result in unanticipated or adverse changes in depositor behavior, which could negatively affect our broader asset and liability management strategy. Interest rate risk may also result from timing differences in the maturity and re-pricing characteristics of assets and liabilities, changes in the shape of the yield curve, hedging activity and the potential exercise of explicit or embedded options.

Our interest rate risk modeling techniques and assumptions may not fully predict or capture the impact of actual or future interest rate changes on our balance sheet. Any substantial, unexpected, or prolonged change in market interest rates, or if the assumptions used for our models are substantially different than actual events, could result in material adverse effects on our financial condition and results of operations, and any related economic downturn, especially domestically and in the regions in which we operate, may adversely affect our asset quality, deposit levels, loan demand and results of operations.

Changes in interest rates could reduce the value of our AFS securities holdings which would increase our accumulated other comprehensive loss and thereby negatively impact shareholders' equity.

We maintain an investment portfolio consisting of various high-quality liquid fixed-income securities. The nature of fixed-income securities is such that changes in market interest rates impact the value of these assets. Increases or decreases in market interest rates are expected to further increase or decrease our AOCI (loss) and thereby decrease or increase shareholders' equity.

Further, the FRB and the OCC may consider increases in AOCI when evaluating our regulatory capital position, although current capital regulations permit AOCI to be excluded from capital for institutions of our size.

3. Liquidity Risk

Liquidity risk could impair our ability to fund operations and meet our obligations as they become due.

Our ability to implement our business strategy will depend on our liquidity and ability to obtain funding for loan originations, working capital and other general purposes. Liquidity is needed to fund various obligations, including credit commitments to borrowers, mortgage and other loan originations, withdrawals by depositors, repayment of borrowings, dividends to shareholders, operating expenses and capital expenditures. Liquidity risk is the potential that we will be unable to meet our obligations as they come due, capitalize on growth opportunities as they arise, or pay regular dividends on our common stock because of illiquid assets or an inability to obtain satisfactory funding. Our preferred sources for funding are deposits and customer repurchase agreements, which are low cost and stable sources of funding for us. We compete with commercial banks, savings banks and credit unions, as well as numerous non-depository competitors for deposits and customer repurchase agreements. If a significant portion of our deposits were to be withdrawn within a short period of time or if we are unable to attract and maintain sufficient levels of deposits and customer repurchase agreements to fund our loan growth and liquidity objectives, we may be subject to paying higher funding costs by raising interest rates that are paid on deposits and customer repurchase agreements or cause us to source funds from third-party providers which may be higher cost funding, impacting our net interest margin and overall profitability. Additionally, our ability to attract depositors during a time of actual or perceived distress or instability in the marketplace may be limited. Because our AFS investment securities lose value when interest rates rise, after-tax proceeds resulting from the sale of such assets may be diminished during periods when interest rates are elevated. However, the sale of all or a material portion of our securities portfolio to increase liquidity in the face of withdrawals would cause the realization of significant losses that would, in turn, reduce our regulatory capital position.

The proportion of our deposit account balances that exceed FDIC insurance limits may expose FNBPA to enhanced liquidity risk in times of financial distress.

Bank failures can result from the sudden withdrawal of high volumes of deposits that exceed FDIC insured limits. As a result, many large depositors across the industry have withdrawn deposits in excess of applicable deposit insurance limits and deposited these funds in larger financial institutions they deem less likely to be affected by this condition. In many instances, this has resulted in depositors moving these funds into money market mutual funds or other similar securities accounts in an effort to diversify the risk of potential bank failure(s).

Uninsured deposits historically have been viewed by the FDIC as less stable than insured deposits. The federal banking agencies, including the FDIC and OCC, issued an interagency policy statement in July 2023, noting that banks should maintain actionable contingency funding plans that take into account a range of possible stress scenarios, assess the stability of their funding and maintain a broad range of funding sources, ensure that collateral is available for borrowing, and review and revise contingency funding plans periodically and more frequently as market conditions and strategic initiatives change.

If a significant portion of our deposits were to be withdrawn within a short period of time such that additional sources of funding would be required to meet withdrawal demands, we may be unable to obtain funding at favorable terms, which may have an adverse effect on our net interest margin. Moreover, obtaining adequate funding to meet our deposit obligations may be more challenging during periods of elevated prevailing interest rates. Our ability to attract depositors during a time of actual or perceived distress or instability in the marketplace may be limited. Further, interest rates paid for borrowings generally exceed the interest rates paid on deposits. This spread may be exacerbated by higher prevailing interest rates. In addition, because our AFS investment securities lose value when interest rates rise, after-tax proceeds resulting from the sale of such assets may be diminished during periods when interest rates are elevated. Under such circumstances, we may be required to access funding from sources such as the FRB's discount window in order to manage our liquidity risk.

We are dependent on dividends from our subsidiaries to meet our financial obligations and pay dividends to shareholders.

We are a holding company and conduct almost all our operations through our subsidiaries. We do not have any significant assets other than cash and the stock of our subsidiaries. Accordingly, we depend on dividends from our subsidiaries, in particular FNBPA, to meet our financial obligations and to pay dividends to shareholders. Our right to participate in any distribution of earnings or assets of our subsidiaries is subject to the prior claims of creditors of such subsidiaries. Under federal law, the amount of dividends that a national bank, such as FNBPA, may pay in a calendar year is generally limited to the amount of our net income for the current year combined with our retained net income for the two preceding years. Likewise, our state incorporated entities are subject to state laws governing dividend practices and payments.

Regulatory authorities may restrict our ability to pay dividends on, and make repurchases of, our common stock.

Dividends on our common stock will be payable only if, when and as authorized and declared by our Board of Directors; however, our ability to pay dividends and make stock repurchases may be limited due to banking laws and regulations and limitations imposed by our banking regulators (including the OCC limiting dividends from FNBPA). In certain circumstances, we will not be able to make a capital distribution unless the FRB approves such distribution, including if the dividend could not be fully funded by our net income over the last four quarters (net of dividends paid), our prospective rate of earnings retention appears inconsistent with our capital needs, asset quality, and overall financial condition, or we will not be able to continue meeting the minimum required capital ratios. As a bank holding company, we also are required to consult with the FRB before increasing dividends or redeeming or repurchasing capital instruments. Additionally, the FRB could prohibit or limit our payment of dividends if it determines that payment of the dividend would constitute an unsafe or unsound practice. There can be no assurance that we will declare and pay any dividends or repurchase any shares of our common stock in the future.

We have outstanding securities senior to common stock which could limit our ability to pay dividends on our common stock.

We have outstanding TPS that are senior to our common stock and could adversely affect our ability to declare or pay dividends or distributions on our common stock. The terms of the TPS prohibit us from declaring or paying dividends or making distributions on our junior capital stock, including the common stock, or purchasing, acquiring, or making a liquidation payment on any junior capital stock, if: (1) an event of default has occurred and is continuing under the junior subordinated debentures underlying the TPS, (2) we are in default with respect to a guarantee payment under the guarantee of the related TPS, or (3) we have given notice of our election to defer interest payments, but the related deferral period has not yet commenced or a deferral period is continuing. If we experience a material deterioration in our financial condition, liquidity, capital, results of operations or risk profile, our regulators may not permit us to make future payments on our TPS, which would also prevent us from paying any dividends on our common stock.

Our growth may require us to raise additional capital in the future, but that capital may not be available when it is needed.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations (see Item 1 of this Report, "Business – Government Supervision and Regulation"). As a financial holding company, we seek to maintain capital sufficient to meet the "well-capitalized" standard set by regulators. While we anticipate that our current capital resources will satisfy our capital requirements for the foreseeable future, we may in the future need to raise additional capital to support current operations or continued growth.

The availability of additional capital or financing will depend on a variety of factors, many of which are outside of our control, including market conditions, credit availability, our credit ratings and credit capacity, marketability of our capital stock, and the possibility that lenders and investors could develop a negative perception of our long- or short-term financial prospects if we incur large credit losses or if the level of business activity decreases due to economic conditions. As such, we may be forced to delay raising capital, issue shorter-term securities than desired or bear an unattractive cost of capital, which could decrease profitability, significantly reduce financial flexibility and adversely affect our ability to grow organically or through acquisitions. In addition, if we decide to raise additional equity capital, it could be dilutive to our existing shareholders.

4. Reputation Risk

Our key assets include our brand and reputation and our business may be affected by how we are perceived by the public.

Our brand and our reputation are our key assets. Our ability to attract and retain banking, insurance, wealth management and corporate clients and employees is highly dependent upon external perceptions of our culture, level of service, security, trustworthiness, business practices and financial condition. Negative perceptions or publicity regarding these matters could damage our reputation among existing customers and corporate clients and employees, which could make it difficult for us to attract new clients and employees and retain existing ones. Adverse developments with respect to our financial services activities, the financial services industry or sociopolitical events and circumstances may also, by association, negatively impact our reputation, or result in greater regulatory or legislative scrutiny or litigation against us. Although we monitor developments for areas of potential risk to our reputation and brand, negative perceptions or publicity could materially and adversely affect our revenues and profitability.

Increasing, complex, evolving and conflicting federal government policies, regulatory, stakeholder, and other third-party expectations on sustainability, human capital and social governance (Corporate Responsibility) practices could adversely affect our reputation, expose us to government investigations and enforcement actions, litigation and our access to capital and the market price of our securities.

We are subject to a variety of risks arising from various Corporate Responsibility matters, which include, among other things, environmental sustainability, human capital and human resource practices, and human rights. Risks arising from such matters may adversely affect, among other things, our reputation and the market price of our securities.

While we engage in various initiatives to help manage our sustainability and governance profile and respond to stakeholder expectations, which continue to evolve, such initiatives can be costly and may not have the desired effect. Moreover, stakeholder expectations are not uniform, and advocates with varying expectations on Corporate Responsibility matters have increasingly resulted in a range of activism to promote their positions.

On January 20, 2025, the U.S. administration issued an Executive Order requiring all federal agencies to terminate any policies, programs, mandates, guidance, regulations, and other actions and orders establishing DEI-based preferences, and to enforce federal civil rights laws to combat such preferences, mandates, policies, programs and activities of entities operating in the private sector. Further, the Executive Order directs federal agencies to take appropriate action to discourage private sector DEI-based initiatives. While the enforceability of the Executive Order and the steps that various federal agencies may take in response to it are uncertain at this time, the Executive Order signals a material shift in federal DEI policy that reasonably can be expected to have implications for the private sector, including the banking industry. In this regard, any scrutiny by federal government authorities of our human capital and strategic businesses practices, or those of the banking sector generally, may have a material adverse effect on us. Please refer to Item 1 – "Business – Human Capital."

Navigating varying expectations of federal government policymakers and our various stakeholders expose us to potential inherent costs, and any failure to successfully navigate such expectations may expose us to negative publicity, shareholder activism, and litigation or other engagement from stakeholders who have differing viewpoints, as well as the potential for civil investigations and enforcement by federal governmental authorities. We could be required to incur significant costs responding to any such activity and our relationships and reputation with our existing and prospective customers and third parties with which we do business could be affected as well. This could have an adverse effect on our ability to attract and retain customers and employees and could have a negative impact on the market price for our securities. Certain of our customers, suppliers, or other stakeholders are also subject to such expectations and risks, which may result in additional or augmented risks to us.

5. Operational Risk

Our failure to continue to recruit and retain qualified banking professionals could adversely affect our ability to compete successfully and affect our profitability.

Our continued success and future growth depend heavily on our ability to attract and retain highly skilled and motivated banking professionals. We compete against many institutions with greater financial resources both within our industry and in other industries to attract these qualified individuals. Our failure to recruit and retain adequate talent could reduce our ability to compete successfully and adversely affect our business and profitability.

The financial soundness of other financial institutions may adversely affect FNB, FNBPA and other affiliates.

Financial institutions are interrelated as a result of trading, clearing, counterparty and other relationships. FNB, FNBPA and our affiliates are exposed to many different industries and counterparties and they routinely execute transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks and other institutional clients. Many of these types of transactions expose FNB, FNBPA and our affiliates to credit risk in the event of default of the counterparty or client. In addition, FNBPA and our affiliates' credit risks may be exacerbated when the collateral held by us cannot be realized or is liquidated at prices that are not sufficient to recover the full amount of the loan or derivative exposure that we are due.

Changes and instability in economic conditions and financial markets, including a contraction of economic activity, could adversely impact our business, results of operations and financial condition.

Our financial performance depends, to a certain extent, upon global, domestic and local economic and political conditions, as well as governmental monetary policies. Conditions such as changes in interest rates, money supply, levels of employment and other factors beyond our control may have a negative impact on economic activity. Any contraction of economic activity, including an economic downturn or recession or an inflationary environment, may adversely affect our asset quality, deposit levels and loan demand and, therefore, our earnings. In particular, interest rates are highly sensitive to many factors that are beyond our control, including global, domestic and local economic conditions and the policies of various governmental and regulatory agencies and, specifically, the FRB. New appointments to the FRB, or increased political pressures on the FRB, could impact monetary policy, which will directly impact our liquidity, results of operations, financial condition and capital position.

Adverse economic developments, specifically including inflation-related impacts, may have a negative effect on the ability of our borrowers to make timely repayments of their loans or to finance future home purchases. Credit performance over the medium-and long-term is susceptible to economic and market forces and therefore forecasts remain uncertain, with some degree of instability in the CRE markets expected in the coming quarters as loans are refinanced in markets with higher vacancy rates under current economic conditions. Instability and uncertainty in the commercial and residential real estate markets, as well as in the broader commercial and retail credit markets, could have a material adverse effect on our financial condition and results of operations.

Macroeconomic and geopolitical challenges and uncertainties affecting the stability of regions and countries around the globe could have a negative impact on our business, financial condition and results of operations. Existing and future geopolitical instability and related activities, such as U.S. and foreign tariff policies could adversely affect our businesses, financial condition and results of operations.

Our business could be adversely affected by difficult economic conditions in the regions in which we operate.

We operate in seven states and the District of Columbia. Most of our customers are individuals and small- and medium-sized businesses that are dependent upon their regional economies. The economic conditions in these local markets may be different from, and in some instances worse than, economic conditions in the U.S. as a whole. Challenging macroeconomic, recessionary and employment conditions in the market areas we serve could result in the following consequences, among others, any of which could have a material adverse effect on our business, financial condition and results of operations: demand for our loans, deposits and services may decline; loan delinquencies, problem assets, foreclosures and charge-offs may increase; weak economic conditions could limit the demand for loans by creditworthy borrowers, limiting our capacity to leverage our retail deposits and maintain our net interest income; collateral for our loans may decline in value; and the amount of our low-cost or non-interest-bearing deposits may decrease.

Global trade policies, including changing tariffs and the imposition of new or increased tariffs and related uncertainty thereof, could have a material adverse effect on our business, results of operations or financial condition.

There continues to be significant uncertainty about the future relationship between the U.S. and other countries, including with respect to trade policies, treaties, government regulations, sanctions, tariffs, and application thereof. For example, in April 2025, the U.S. government began imposing "reciprocal" tariffs intended to address trade deficits and inconsistent economic treatment of importation between the U.S. and other countries. In response, China, among others, has announced retaliatory tariffs against certain imports from the U.S., among other measures. Although we are continuing to evaluate the impact of these evolving developments, we cannot provide any assurance about the ultimate outcome or impact of these developments or other changes in trade policies, including the imposition or application of new or increased tariffs between the U.S. and other countries. Furthermore, changes to trade policies, retaliatory measures, or prolonged uncertainty in trade relationships could increase the cost of, and reduce demand for, our products and services, or customers' ability to service debt, which would adversely impact our business. In addition, political tensions as a result of trade policies could reduce trade volume, investment and other economic activities between major international economies, resulting in a material adverse effect on global economic conditions and the stability of global financial markets, which could adversely affect our business, results of operations and financial condition.

The banking and financial services industry continually encounters technological change, especially in the systems that are used to deliver products to, and execute transactions on behalf of, customers. If we fail to continue to invest in technological improvements as they become appropriate or necessary, our ability to compete effectively could be severely impaired.

The banking and financial services industry continually undergoes technological changes, with frequent introductions of new technology-driven products and services, including recent and rapid developments in AI. The effective use of technology increases efficiency and enables financial institutions to better compete for and serve customers and reduce costs. Our future success will depend, in part, on our ability to conveniently address customer needs by using secure technology to provide products and services that will satisfy customer demands, as well as create additional efficiencies in our operations. Many of our larger competitors have greater resources to invest in technological improvements, and we may not effectively implement new technology-driven products and services or do so as quickly as our competitors. Failure to successfully keep pace with technological change affecting the banking and financial services industry could negatively affect our revenue and profitability.

In addition, transactions utilizing digital assets, including cryptocurrencies, stablecoins and other similar assets, have increased over the course of the last several years. Certain characteristics of digital asset transactions, including their speed and anonymity are appealing to certain consumers notwithstanding the various risks posed by such transactions. Accordingly, digital asset service providers - which, at present are not subject to the same extensive regulation as banking organizations and other financial institutions - have become active competitors for our customers' banking business. The process of eliminating banks as intermediaries, known as "disintermediation," could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. On July 18, 2025, the Guiding and Establishing National Innovation for U.S. Stablecoins Act, or the "GENIUS Act," was signed into U.S. law, establishing a federal licensing and supervisory framework for payment stablecoins and their issuers. Compliance with these requirements involves maintaining adequate asset reserves, extensive reporting obligations, independent audits, and increased supervisory oversight. The GENIUS Act may accelerate and increase the competition that non-traditional financial institutions pose to banks' payment services, but may also create opportunities for banks to hold stablecoin reserve assets, custody stablecoins, or issue stablecoins. Any potential involvement in issuing or supporting payment stablecoins could expose us to regulatory compliance risks, increased operational costs, and evolving legal uncertainties.

Extensive use of models, AI and generative AI technologies presents operational, regulatory and reputational risks.

We rely heavily on a broad range of quantitative models, advanced analytics, AI, and generative AI technologies across multiple areas of our operations, including credit decisioning, fraud detection, risk monitoring, customer engagement, productivity enhancement and internal operational processes. In addition, we are making strategic investments in AI initiatives, including generative AI, to, among other things, recommend relevant content across our products, enhance our advertising tools, develop new products, streamline and customize the customer experience and develop new features for existing markets. The development and use of AI presents potential risks and challenges to our business and may require significant additional investments in infrastructure, personnel and trainings. There can be no assurance that the usage of AI will enhance our products or services or be beneficial to our business or customers, including our efficiency or profitability. As these technologies become more integrated into our business model, our dependence on the accuracy, quality and completeness of underlying data and on the soundness of model design, governance, assumptions and controls continues to increase. Generative AI systems, in particular, may sometimes produce inaccurate, incomplete, biased or misleading outputs, or results that are difficult to interpret, explain or reproduce. Errors, limitations or failures involving models or AI tools could adversely affect decision-making, risk identification, customer interactions, operational performance or the accuracy of financial, regulatory or risk reporting. Further, we may rely on AI models developed by third parties, and, to that extent, would be dependent in part on the manner in which those third parties develop and train their models, including risks arising from the inclusion of any unauthorized material in the training data for their models and the effectiveness of the steps these third parties have taken to limit the risks associated with the output of their models, matters over which we may have limited visibility.

The expanded use of AI and generative AI also introduces heightened risks related to privacy, cybersecurity, data usage, intellectual property, consumer protection and fair lending, as well as potential exposure to evolving federal and state regulatory frameworks, litigation or other legal liability. Regulators are increasingly focused on AI transparency, model explainability, bias mitigation and governance standards, and new rules or supervisory expectations may require additional investment, modification of our systems or changes to how we apply these technologies. We may incur operational, compliance or legal risk if AI-enabled tools behave in unintended ways or if our governance, monitoring and validation practices do not keep pace with technological developments. Additionally, if we fail to keep pace with AI advancements, or if competitors are able to deploy AI more effectively, our competitive position may be harmed. Any failure to appropriately manage risks associated with our extensive use of models, AI and generative AI could result in regulatory criticism, operational disruption, reputational harm or adverse effects on our business, financial condition or results of operations.

An interruption in or breach in security of our information systems, or other cybersecurity risks, could result in a loss of customer business, increased compliance and remediation costs, civil litigation or governmental regulatory action, and have an adverse effect on our results of operations, financial condition and cash flows.

As part of our business, we collect, process and retain sensitive and confidential client and customer information in both paper and electronic form and rely heavily on communications and information systems for these functions. This information includes non-public, personally-identifiable information that is protected under applicable federal and state laws and regulations. Additionally, certain of these data processing functions are not handled by us directly, but are outsourced to third-party providers. We have experienced cyber-attacks in the past, none of which have had a material impact on our business or operations, and expect to continue to be the target of cyber-attacks. Our current facilities and systems, as well as those of our third-party service providers, may be vulnerable to security breaches, acts of vandalism and other physical security threats, computer viruses or compromises, ransomware attacks, social engineering attacks, misplaced or lost data, programming and/or human errors or other similar events, any of which could be enhanced or facilitated by AI. While we have policies, procedures and practices designed to prevent or limit the effect of the failure, interruption, or security breach of our communications and information systems, we cannot ensure that any such failures, interruptions, or security breaches will not occur or, if they do occur, that they will be adequately addressed. Any security breach involving the misappropriation, loss or other unauthorized disclosure of our confidential business, employee or customer information, whether originating with us, our vendors or retail businesses, could severely damage our reputation, expose us to the risks of civil litigation and liability, require the payment of regulatory fines or penalties or undertaking of costly remediation efforts with respect to third parties affected by a security breach, disrupt our operations, and have a material adverse effect on our business, financial condition and results of operations.

The cost of our day-to-day cybersecurity monitoring and protection systems and controls may increase over time. We may also need to expend substantial resources to comply with the data security breach notification requirements adopted by banking regulators and the states, which have varying levels of individual, consumer, regulatory or law enforcement notification and remediation requirements in certain circumstances in the event of a security breach.

Cybersecurity risks continue to grow and, as a result, the cyber-resilience of banking organizations is of increased importance to federal and state banking agencies and other regulators. New or revised laws and regulations may significantly impact our current and planned privacy, data protection and information security-related practices, the collection, use, sharing, retention and safeguarding of consumer and employee information, and current or planned business activities. Compliance with current, proposed, or future privacy, data protection and information security laws to which we are subject could result in higher compliance and technology costs and could restrict our ability to provide certain products and services, which could materially and adversely affect our profitability.

As technology advances, the ability and speed to initiate transactions and access data has also become more widely distributed among mobile devices, personal computers, automated teller machines, remote deposit capture sites and similar access points, some of which are not controlled or secured by us. It is possible that we could have exposure to liability and suffer losses as a result of a security breach or cyber-attack that occurred through systems that are not controlled by us. Although we maintain specific "cyber" insurance coverage, the amount or form of coverage may not be adequate in any particular case. As cyber threats continue to evolve and increase, we may be required to spend significant additional resources to continue to modify or enhance our protective and preventative measures or to investigate and remediate any information security vulnerabilities.

Our day-to-day operations rely heavily on the proper functioning of products, information systems and services provided by third-party vendors.

We rely on certain external vendors to provide products, information systems and services necessary, including our core processing system, to maintain our day-to-day operations. These third parties provide key components of our business operations such as data processing, recording and monitoring transactions, online banking interfaces and services, Internet connections and network access. Any complications caused by these third parties, including those resulting from disruptions in communication services provided by a vendor, failure of a vendor to handle current or higher volumes, cyber-attacks and security breaches at a vendor (including zero-day attacks associated with vulnerabilities in third-party software that were not previously known), failure of a vendor to comply with applicable laws and regulations or to conform to our internal controls and risk management procedures, and failure of a vendor to provide services for any reason or poor performance of services, could adversely affect our ability to deliver products and services to our customers and otherwise conduct our business.

There may be risks resulting from the extensive use of models in our business.

We rely on quantitative models to measure risks and to estimate certain financial values. Models may be used in such processes as determining the pricing of various products, developing presentations made to market analysts and others, creating loans and extending credit, measuring interest rate and other market risks, predicting losses, assessing capital adequacy, developing strategic planning initiatives, capital stress testing and calculating regulatory capital levels, as well as to estimate the value of financial instruments and balance sheet items. Poorly designed or implemented models present the risk that our business decisions based on information incorporating models will be adversely affected due to the inadequacy of such information. For example, operational errors in the development or implementation of models, use of models beyond the scope of the assumptions and limitations for the models to work appropriately, or reliance on biased or erroneous outputs generated by AI could lead to errors that can adversely affect managerial decisions and business judgments. Also, information we provide to the public or to our regulators based on poorly designed or implemented models could be inaccurate or misleading. Certain decisions that regulators make, including those related to capital distributions and dividends to our shareholders, could be adversely affected due to the regulator's perception that the quality of the models used to generate our relevant information is insufficient.

Our asset valuations may include methodologies, estimations and assumptions that are subject to differing interpretations which, along with market factors such as volatility in one or more markets or industries, could result in changes to asset valuations that may materially adversely affect our results of operations or financial condition.

We must use estimates, assumptions and judgments when assets are measured and reported at fair value. Assets carried at fair value inherently result in a higher degree of financial statement volatility. Because the assets are carried at fair value, a decline in their value may cause us to incur losses even if the assets in question present minimal risk. Fair values and information used to record valuation adjustments for certain assets and liabilities are based on quoted market prices and/or other observable inputs provided by independent third-party resources, when available. When such third-party information is not available, we estimate fair value primarily by using cash flow and other financial modeling techniques utilizing assumptions such as credit quality, liquidity, interest rates and other relevant inputs. Changes in underlying factors or assumptions in any of the areas underlying these estimates could materially impact our future financial condition and results of operations.

Hurricanes, tornadoes, excessive rainfall, droughts or other adverse weather events, and public health emergencies could negatively affect the local economies in the markets of our footprint, or disrupt our operations in those markets, which could have an adverse effect on our business or results of operations.

The economy of the markets in our footprint is affected, from time to time, by adverse weather events and other disruptions, including as a result of public health issues. We cannot predict whether, or to what extent, damage caused by future weather conditions or other disruptions will affect our operations, customers or the economies in our markets. Weather events could cause a disruption in our day-to-day business activities in branches within our markets, a decline in loan originations, destruction or decline in the value of properties securing our loans, or an increase in the risks of delinquencies, foreclosures, and loan losses. Even if a weather event does not cause any physical damage in our markets, it could affect the market value of property within our footprint.

We grow our business in part by acquiring other banks and financial services businesses from time to time. Acquisitions present a number of risks and uncertainties related both to the acquisition transactions themselves and to the integration of the acquired businesses with us after closing.

Acquisitions of other banks and financial services companies or of financial assets and deposits and other liabilities present risks and uncertainties to us in addition to those presented by the nature of the business acquired, which may materially and adversely affect our results of operations. Our ability to analyze the risks presented by prospective acquisitions, as well as our ability to prepare in advance of closing for integration, may be limited to the extent that we cannot gather necessary or desirable information with respect to the business we are acquiring. We may also make certain assumptions related to an acquisition that may prove to be inaccurate that limit the anticipated benefits (such as cost savings from synergies or strategic gains or be able to offer enhanced product sets) or make the acquisition more expensive or take longer to complete and integrate than anticipated. Prior to closing an acquisition, prospective acquisition targets are also subject to their own risks that we cannot manage or control.

Our ability to complete an acquisition may be dependent on regulatory agencies with responsibilities for reviewing or approving the transaction, which could delay, restrictively condition or result in denial of an acquisition, or otherwise limit the benefits of the acquisition. Changes in regulatory rules or standards or the application of those rules or standards, or future regulatory initiatives designed to mitigate risk or promote competition may also limit our ability to complete an acquisition (see discussion in Part I, Business under Government Supervision and Regulation, *Expansion and Acquisitions)*. Further, once an acquisition is completed, it may be difficult for us to integrate the acquired business with our operations and we may not see the anticipated benefits of any such acquisition.

6. Legal and Compliance Risk

We could be adversely affected by changes in the law, especially changes in the regulation of the banking industry.

We operate in a highly regulated environment and our businesses are subject to supervision, regulation, enforcement and prosecution by numerous governmental agencies, including at the federal and state levels. Regulations are generally intended to provide protection for depositors, borrowers and other customers, as well as the stability of the financial services industry, rather than for investors in our securities. We are subject to changes in federal and state law, regulations, governmental policies, agency supervisory and enforcement policies and priorities, and tax laws and accounting principles. Changes in regulations or the regulatory environment could adversely affect the banking and financial services industry as a whole and could limit our growth and returns to investors by restricting such activities as the payment of dividends and stock repurchases, balance sheet growth, investments, loans and interest rates, assessments of fees, such as overdraft and interchange fees, the provision of securities, insurance, brokerage or trust services, mergers with or acquisitions of other institutions or branches, the types of deposit and non-deposit activities in which our subsidiaries may engage, and offering of new products and services.

Under regulatory capital adequacy guidelines and other regulatory requirements, FNB and FNBPA must meet guidelines subject to qualitative judgments by regulators about components, risk weightings and other factors. On July 27, 2023, the federal banking agencies, including the OCC, issued a proposed rule to implement the final components of the Basel III Capital Rules. Among other things, the proposed rule would substantially change the existing calculation of risk-weighted assets and require banking organizations to use revised models for such calculations. While the proposed rule would not apply to FNB or FNBPA directly based upon our current asset size, many of the principles included in this proposed rulemaking could result in increased supervisory expectations and closer regulatory scrutiny for institutions that experience substantial growth. The federal banking agencies are likely to substantially revise and re-propose this rule, which may result in changes to capital and liquidity requirements that are currently applicable to us. Changes to present capital and liquidity requirements could restrict our activities and require us to maintain additional capital. Compliance with heightened capital standards may reduce our ability to generate or originate revenue-producing assets and thereby restrict revenue generation from banking and non-banking operations. If we fail to meet these minimum capital guidelines and other regulatory requirements, our financial condition would be materially and adversely affected.

In response to several large bank failures in the spring of 2023, the federal banking agencies have engaged in rulemaking that could increase compliance costs should we grow in excess of $50 billion in average total assets, including the FDIC adopting resolution planning requirements for IDIs with $50 billion or more in average total assets. While the FDIC has intended that it intends to revisit these requirements in 2026 and does not intend to impose these requirements on IDIs that become subject to them before a rule is finalized, it is uncertain how and to what extent the revisions to the FDIC's rules would mitigate potential adverse impacts to FNBPA should its average total assets exceed $50 billion over four consecutive quarters.

We are subject to supervision and examination by U.S. government authorities and may become subject to investigations, enforcement actions, fines, and other adverse effects.

Our business operations are subject to extensive supervision, examination and regulation by a number of U.S. federal and state regulatory authorities, including the FRB, OCC and FDIC. These authorities have broad powers to conduct examinations of our operations, enforce compliance with applicable laws and impose enforcement actions, fines and other actions for violations. Recently, the federal banking agencies have signaled a desire to remove excessive regulatory, supervisory and examination burdens, while prioritizing efforts to focus supervision on material financial risks. On October 7, 2025, the OCC, together with the FDIC, issued a notice of proposed rulemaking to codify the elimination of reputation risk from their supervisory programs, which would, among other things, prohibit the OCC from criticizing or taking adverse action against an institution on the basis of reputation risk, and to prohibit politicized debanking. In addition, the OCC, together with the FDIC issued a notice of proposed rulemaking that would define the term "unsafe or unsound practice" for purposes of section 8 of the Federal Deposit Insurance Act and revise the supervisory framework for the issuance of matters requiring attention and other supervisory communications. On November 18, 2025, the FRB issued a Statement of Supervisory Operating Principles intended to focus FRB examiners on material financial risks threatening the safety and soundness of banks, reduce duplication between exams from different supervisors, and streamline the remediation of issues cited by supervisors. Changes resulting from these new supervisory practices may create opportunities for us or for our competitors to streamline compliance programs to focus on meeting the agencies' more targeted expectations. However, shifts in supervisory priorities and practices, whether in the short-term or long-term, could expose us to regulatory compliance risks, increased operational costs, and evolving legal uncertainties.

Fiscal challenges facing the U.S. government could negatively impact financial markets which in turn could have an adverse effect on our financial position or results of operations.

A U.S. government debt default, threatened or wide-spread perception of a potential debt default, or downgrade of the sovereign credit ratings of the U.S. by credit rating agencies, could have an adverse impact on financial markets, interest rates and economic conditions in the U.S. and worldwide, which could have an adverse effect on our financial position or results of operations.

Federal budget deficit concerns and the potential for political conflict over legislation to fund U.S. government operations and raise the U.S. government's debt limit may increase the possibility of a default by the U.S. government on its debt obligations, related credit-rating downgrades, or an economic recession in the U.S. Many of our investment securities are issued by the U.S. government and government agencies and sponsored enterprises. As a result of uncertain domestic political conditions, including potential future federal government shutdowns, possible reductions in federal government spending, and the possibility of the federal government defaulting on its obligations for a period of time, investments in financial instruments issued or guaranteed by the federal government pose liquidity risks. A further downgrade, or a downgrade by other rating agencies, as well as sovereign debt issues facing the governments of other countries, could have a material adverse impact on financial markets and economic conditions in the U.S. and worldwide, which could adversely impact us.

In addition to affecting the price and liquidity of U.S. government securities, a government default or threat of default could disrupt the market for or affect the pricing of repurchase agreements in U.S. government securities (Repos), a type of secured financing transaction used by many financial institutions, including FNBPA, to manage short-term funding needs, invest short-term cash balances and manage inventories of government securities. Overnight rates on Repo transactions are used by the FRB to calculate SOFR. A disruption in the Repo markets could affect interest rates paid on SOFR-benchmarked loans and payments on swaps and other financial contracts that use SOFR as a benchmark rate.

A debt default or further downgrades to the U.S. government's sovereign credit rating or its perceived creditworthiness could also adversely affect the ability of the U.S. government to support the financial stability of Fannie Mae, Freddie Mac and the FHLBs, with which we do business, obtains financing, engages with for sales of mortgages, and in whose securities we invest.

Our financial condition and results of operations may be adversely affected by changes in accounting policies, standards and interpretations.

The FASB, regulatory agencies and other bodies that establish accounting standards periodically change the financial accounting and reporting standards governing the preparation of our financial statements. Additionally, those bodies that establish and interpret the accounting standards (such as the FASB, SEC and banking regulators) may change prior interpretations or positions on how these standards should be applied. Changes resulting from these new standards may result in materially different financial results and may require that we change how we process, analyze and report financial information and that we change financial reporting controls.

Certain provisions of our Articles of Incorporation and By-laws and Pennsylvania law may discourage takeovers.

Our Articles of Incorporation and By-laws contain certain anti-takeover provisions that may discourage or may make more difficult or expensive a tender offer, change in control or takeover attempt that is opposed by our Board of Directors. In particular, consistent with Pennsylvania law, our Articles of Incorporation and By-laws:

- require shareholders to give us advance notice to nominate candidates for election to our Board of Directors or to solicit proxies in support of such candidates, or to make shareholder proposals at a shareholders' meeting;

- permit our Board of Directors to issue, without approval of our common shareholders unless otherwise required by law, preferred stock with such terms as our Board of Directors may determine;

- provide that a special meeting may only be called by shareholders holding not less than 25% of all votes entitled to be cast on each issue at the proposed special meeting; and

- require the vote of the holders of at least 75% of our voting shares for shareholder amendments to our By-laws.

In the case of a proposed business combination with a shareholder owning more than 10% of the voting shares of FNB (an "interested shareholder"), the vote of the holders of at least two-thirds of the voting shares not owned by such shareholder is required to approve the business combination. A majority of FNB's disinterested directors have exclusive authority to determine whether a shareholder is an interested shareholder, the extent of such shareholder's beneficial ownership, whether any shareholder is an affiliate or associate of an interested shareholder, and whether any securities to be issued in the transaction exceed applicable fair market value thresholds.

The aforementioned voting requirement does not apply if any one of several conditions is satisfied:

- a majority of FNB's disinterested directors approve the transaction;

- FNB has had fewer than 300 shareholders of record during the prior three years;

- the interested shareholder has beneficially owned at least 80% of FNB's outstanding voting shares for at least five years; or

- the interested shareholder beneficially owns at least 90% of the outstanding voting shares (excluding shares acquired directly from FNB without the approval of a majority of the disinterested directors).

The voting requirement is also inapplicable where the affiliated transaction satisfies specified "fair price" and procedural protections, including payment of consideration meeting minimum value standards, use of cash or matching consideration previously paid by the interested shareholder, maintenance of regular dividend practices, restrictions on additional acquisitions of voting share by the interested shareholder, the distribution of a proxy or information statement at least 25 days prior to consummation of the transaction unless otherwise approved by a majority of the disinterested directors, and affiliated transactions wherein the interested shareholder became an interested shareholder inadvertently.

These provisions of our Articles of Incorporation and By-laws and of Pennsylvania law could discourage potential acquisition proposals and could delay or prevent a change in control, even though the holders of a majority of our stock may consider such proposals desirable. Such provisions could also make it more difficult for third parties to remove and replace members of our Board of Directors. Moreover, these provisions could diminish the opportunities for shareholders to participate in certain tender offers, including tender offers at prices above the then-current market price of our common stock, and may also inhibit increases in the trading price of our common stock that could result from takeover attempts.

We have experienced and may experience future increases in our FDIC insurance assessments due to the bank failures that affect the FDIC's insurance fund.

The losses incurred by the DIF in connection with the resolution of large bank failures are required by law to be recovered through one or more special assessments on depository institutions and, potentially, their holding companies if the FDIC determines such action to be appropriate and the Secretary of the UST concurs with the FDIC's determination. For example, special assessments were imposed in connection with the failures of SIVB and SBNY. FNBPA recognized and expensed an initial special assessment of $29.9 million and $5.2 million in 2023 and 2024, respectively. On December 16, 2025, the FDIC indicated that the special assessment would be fully recovered in the eighth assessment quarter and issued an interim final rule amending the special assessment to reduce the special assessment rate for the eighth and final collection quarter, resulting in a $5.6 million reduction to the FDIC special assessment for FNBPA in 2025. Any additional increase in our assessment fees could have a materially adverse effect on our results of operations and financial condition.

Adverse changes to our credit ratings could limit our access to funding and increase our borrowing costs.

Credit ratings are subject to ongoing review by rating agencies, which consider a number of factors, including our financial strength, performance, prospects and operations as well as factors not under our control. Other factors that influence our credit ratings include changes to the rating agencies' methodologies for our industry or certain security types; the rating agencies' assessment of the general operating environment for financial services companies; our relative positions in the markets in which we compete; our various risk exposures and risk management policies and activities; pending litigation and other contingencies; our reputation; our liquidity position, diversity of funding sources and funding costs; the current and expected level and volatility of our earnings; our capital position and capital management practices; our corporate governance; current or future regulatory and legislative initiatives; and the agencies' views on whether the U.S. government would provide meaningful support to FNB or its subsidiaries in a crisis. Rating agencies could make adjustments to our credit ratings at any time, and there can be no assurance that they will maintain our ratings at current levels or that downgrades will not occur.

Any downgrade in our credit ratings could potentially adversely affect the cost and other terms upon which we are able to borrow or obtain funding, increase our cost of capital and/or limit our access to capital markets. Credit rating downgrades or negative watch warnings could negatively impact our reputation with lenders, investors and other third parties, which could also impair our ability to compete in certain markets or engage in certain transactions. In particular, holders of deposits which exceed FDIC insurance limits may perceive such a downgrade or warning negatively and withdraw all or a portion of such deposits. While certain aspects of a credit rating downgrade are quantifiable, the impact that such a downgrade would have on our liquidity, business and results of operations in future periods is inherently uncertain and would depend on a number of interrelated factors, including, among other things, the magnitude of the downgrade, the rating relative to peers, the rating assigned by the relevant agency pre-downgrade, individual client behavior and future mitigating actions we might take.

We are subject to the CRA and fair lending laws, and failure to comply with these laws could lead to material penalties.

The CRA, ECOA, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. The CRA requires the OCC, in connection with its examination of a national bank, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution. All institutions insured by the FDIC must publicly disclose their rating. Our efforts to maintain a "Satisfactory" or better rating may increase our costs.

The fair lending laws prohibit discrimination in the provision of banking services on the basis of prohibited factors including, among others, race, color, national origin, gender, and religion. The enforcement of these laws has been an increasing focus for the CFPB and other regulators.

Under the fair lending laws, we may be liable if our policies result in a disparate treatment of or have a disparate impact on a protected class of applicants or borrowers and may also be subject to investigation by the DOJ. A successful challenge to our performance under the CRA or fair lending laws and regulations could result in a wide variety of sanctions, including the required payment of damages and civil money penalties, injunctive relief, imposition of restrictions on mergers and acquisitions activity and restrictions on expansion activity. Private parties may also have the ability to challenge our performance under fair lending laws in private class action litigation.

The consent orders entered into by FNBPA with the DOJ and the North Carolina State Department of Justice will cause us to incur additional compliance costs, may harm our reputation and may restrict our ability to engage in certain business activities and transactions, and our failure to comply with the terms of such consent orders may subject us to further enforcement actions.

On February 5, 2024, FNBPA announced its entry into consent orders (together, the "Consent Orders") with the DOJ and the North Carolina State Department of Justice. The Consent Orders resolve allegations that, from 2017 to 2021, FNBPA- (including as a successor in interest to Yadkin Bank, which FNBPA acquired in 2017) committed violations of the Fair Housing Act and the ECOA (Regulation B), as well as the North Carolina Unfair and Deceptive Practices Act, within the Charlotte, North Carolina, and Winston-Salem, North Carolina assessment areas. The Consent Orders were approved by the U.S. District Court for the Middle District of North Carolina on February 13, 2024.

We are committed to full compliance with the Consent Orders; however, achieving such compliance will require attention from our management, and will cause us to bear costs to implement their terms. Actions taken to achieve compliance with the Consent Orders may affect our business or financial performance, and may require us to reallocate resources away from existing operations or to alter our business practices, operations, products and services, and risk management practices. Our failure to comply with the requirements of the Consent Orders could cause us to incur additional significant compliance costs or subject us to additional enforcement action, and any deficiencies in our compliance practices, as well as the terms of the Consent Orders, could result in additional inquiries, investigations or enforcement actions. Further, the existence of the Consent Orders may adversely affect our reputation in the communities we serve and among third parties with which we conduct business. In addition, the existence of the Consent Orders may adversely impact our CRA rating.

Under the regulatory framework governing proposed business combinations, an institution's compliance with the fair lending laws, whether the institution is subject to an open or pending enforcement action, and the institution's CRA rating are significant factors for the federal banking agencies in determining whether a proposed transaction is consistent with safe and sound banking principles. The Consent Orders will be in effect for a minimum of five years, which term could be longer depending upon the extent and timing of the requisite loan subsidies that will be paid by FNBPA to qualified applicants. Accordingly, our ability to pursue strategic growth initiatives involving combinations with other banking organizations may be limited. In view of the OCC's reinstatement of the streamlined bank merger application and expedited review process, it is anticipated that future qualified bank acquisition transactions may be approved in a more expeditious and timely manner.

Our financial condition and results of operations may be adversely affected by changes in federal, state or local tax rules and regulations, or interpretations.

We are subject to legislative tax rate changes that could increase our effective tax rates. Depending on enactment dates, these law changes may be retroactive to previous periods which could negatively affect our current and future financial performance.

Our future effective tax rates could be affected by additional changes in the federal tax rates and in tax rates in jurisdictions where our income is earned, by changes in or our interpretation of tax rules and regulations in the jurisdictions in which we do business, by unexpected negative changes in business and market conditions that could reduce certain tax benefits, or by changes in the valuation of our DTAs and DTLs. Changes in statutory tax rates or DTAs and DTLs may adversely affect our profitability and results of operations in future periods.

Significant changes to the size, structure, powers and operations of the federal government may cause economic disruptions that could adversely impact our business, results of operations and financial condition.

The current U.S. administration has commenced efforts to implement significant changes to the size and scope of the federal government and reform its operations to achieve stated goals that include reducing the federal budget deficit and national debt, improving the efficiency of government operations, and promoting innovation and economic growth. To date, these efforts have been carried out through a mix of executive actions aimed at eliminating or modifying federal agency and federal program funding, reducing the size of the federal workforce, reducing or altering the scope of activities conducted by, and possibly eliminating, various federal agencies and bureaus, and encouraging the use of AI and other advanced technologies within the public and private sectors. These changes may have varied effects on the economy that are difficult to predict. For instance, the delivery of government services and the distribution of federal program funds and benefits may be disrupted or, in some cases, eliminated as a result of funding cuts or recasting of federal agency mandates. Further, a substantial reduction of the federal workforce or a prolonged federal government shutdown could adversely affect regional and local economies, both directly and indirectly, particularly in geographies with significant concentrations of federal employees and contractors. It is possible that such comprehensive changes to the federal government or federal government shutdowns may be materially adverse to the regional and local economies where we conduct business and to our customers, which could be materially adverse to our business, financial condition and results of operations.

7. Strategic Risk

If we are not able to continue our historical levels of growth, we may not be able to maintain our historical revenue trends.

To achieve our past levels of growth, we have focused on both organic growth and acquisitions. We may not be able to sustain our historical rate of growth or may not be able to grow at all. More specifically, we may not be able to obtain the financing necessary to fund additional growth. Various factors, such as economic conditions, regulatory and other governmental concerns and competition, may impede or prohibit the opening of new retail branches or optimizing our existing branch network. If we are not able to continue our historical levels of growth, we may not be able to maintain our historical revenue trends.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

NONE.

ITEM 1C.   CYBERSECURITY

Our Information Security Department uses the National Institute of Standards and Technology framework for improving critical infrastructure by measuring and evaluating the effectiveness of information and cybersecurity controls. We have various processes for risk assessment, vulnerability management, threat management, independent penetration testing, security architecture, access management, network security management, security event monitoring and security awareness.

The Information Security Department reports to the Chief Information Security Officer (CISO) and then directly to the Chief Risk Officer, to ensure the coordinated and consistent implementation of risk management initiatives and strategies on a day-to-day basis. An Information Technology (IT) and Information Security Risk Assessment is conducted to identify further opportunities for improvement and are presented to Enterprise Risk Management and the Board Risk Committee. The Board Risk Committee is primarily responsible for overseeing risk management, including risks associated with cybersecurity and potential threats thereto. In addition, the Chief Risk Officer regularly reports to our Risk Management Council, which is comprised of our senior leadership, ensuring direct involvement by our management in assessing and managing cybersecurity risk. See "Risk Management" in section of MD&A for an overview of our risk management framework.

We believe our management has the appropriate expertise, background and depth of experience to manage risks arising from cybersecurity threats including applicable knowledge gained through industry experience, education, ongoing internal and external training and regular discussions with consultants and peers with applicable knowledge and expertise. See the following details of certain cybersecurity personnel.

The CISO has served FNB since 2016, and has a career over 25 years in information technology, enterprise risk and information security controls. The CISO is a Certified Information Systems Security Professional (CISSP), has a Bachelor's degree in Criminal Justice with a minor in Computer Science and is supported by several managers including the following:

- Director of Information Technology Risk and Compliance - CISSP with over 20 years of Information Technology, Data Center and Security Engineering experience.

- Manager of Cyber Security - CISSP with over 20 years of Information Technology and Systems Engineering experience.

- Manager of Security Architecture - CISSP with over 20 years of experience in Information Technology networking, network security and security engineering.

- Manager of Security Access Management - A+, Network+ and Server+ certifications with over 20 years experience in Information Technology and Systems Administration.

The CISO chairs an Information Security Committee made up of other risk professionals, Information Technology and line of business leaders to maintain an understanding and balance between security and business functionality.

A summary of our processes involved in evaluating the effectiveness of information and cybersecurity controls is below.

Risk Assessment Process. On an annual basis, a risk assessment and maturity analysis is performed for the FNB environment based on various frameworks such as CRI 2.0. FFIEC, CIS and NIST CSF. The risk assessment takes into consideration a combination of risks related to the identification, prevention, detection, response, and recovery from cyber events. The risk assessment considers the inherent risk and controls implemented in the FNB environment and measures the residual risk to ensure it is within the FNB risk tolerance.

Vulnerability Management Process. Regular internal and external vulnerability scanning is conducted at varying intervals to proactively identify configuration weaknesses, missing patches and other vulnerabilities in the FNB information systems environment. Identified vulnerabilities are classified and scored based on their Common Vulnerability Scoring System, known exploitation or malware impacting the vulnerability, and the age of the vulnerability in the environment. We prioritize the patching and remediation of critical and severe vulnerabilities. We also evaluate the effectiveness of our Security Awareness Program, including results from simulated phishing exercises, to measure user susceptibility and identify areas requiring enhanced training and control focus.

Threat Management Process. In addition to regular and routine vulnerability scanning, we rely on various threat intelligence feeds for the identification and awareness of potential threats that could impact the FNB environment. With the assistance of third-party vendors, threats are integrated into our monitoring solutions, email filtering, web-browsing controls, malware detection, and perimeter firewalls to proactively prevent, detect and deter threats with the capability to impact the FNB environment.

Independent Penetration Testing. On an annual basis, we engage with an independent third-party provider to perform various penetration tests of the environment. The penetration tests review our customer-facing applications, our response to social engineering activities, overall external attack surface and internal vulnerabilities. Penetration test issues are prioritized by risk level and subject to ongoing tracking and escalation to ensure that remediation efforts are completed effectively and verified before closure.

Security Architecture. To ensure the secure configuration, design, and implementation of our internally hosted and third-party hosted systems, security architecture reviews are conducted. Architecture reviews involve asking a structured set of questions and collecting the required documentation for any proposed system changes or new implementations. The responses and materials are then reviewed collaboratively with internal IT teams and relevant third-party vendors to confirm that the design aligns with policy requirements, follows strong security practices and implements appropriate access controls.

Access Management. Utilizing a least privilege, need-to-know access methodology, access is controlled through a centralized user access management function responsible for the provisioning, transfer and deprovisioning of users' access. Access management also performs routine reviews of application and systems access to ensure access remains appropriate. For third-party hosted environments, access management works with security architecture to ensure single sign-on controls are employed or additional factors are utilized to prevent unauthorized access to these environments.

Network Security Management. The security of the FNB network infrastructure is maintained via:

- internal and perimeter firewalls with intrusion detection,
- the use of some network segmentation to isolate access to certain applications and systems,
- VLANs or virtual local area networks,
- email filtering to identify spam, malware, and phishing messages in received email messages,
- malware detection,
- data loss prevention controls to prevent the theft, or mass exfiltration of data,
- Virtual Private Networks to control remote access to our network,
- intrusion detection capabilities,
- network access controls to prevent unauthorized assets from connecting to the network, and
- web filtering.

Security Event Monitoring. A centralized security monitoring team is responsible for the response to alerts generated from a consolidated log collection system. Log collection occurs from various assets and hosted environments. The monitoring tool is third-party provided SIEM, and enables threat identification, detects suspicious activity in the environment using the MITRE Att&ck® framework, performs user behavior analytics, and endpoint detection and response. Alerts are investigated to ascertain whether a cyber incident is occurring or not.

Security Awareness. Annual security training is conducted for all employees, and routine phishing tests are administered routinely. We also post articles regarding common cybersecurity schemes on our intranet for our employees' awareness.

We have a Third-Party Risk Management department that established policies and procedures to follow when utilizing third-party vendors and ensures that key risk components are mitigated based on our standards. Third-party vendors are thoroughly vetted, approved and inventoried before partnership begins.

To date, we have not experienced cybersecurity incidents that have materially affected our business strategy, results of operations or financial condition. For additional information regarding cybersecurity threats, see Item 1 of this Report, "Business – Cybersecurity" and Item 1A of this Report, "Risk Factors—5. Operational Risk—An interruption in or breach in security of our information systems, or other cybersecurity risks, could result in a loss of customer business, increased compliance and remediation costs, civil litigation or governmental regulatory action, and have an adverse effect on our results of operations, financial condition and cash flows."

ITEM 2.   PROPERTIES

Our principal offices and the FNBPA's headquarters are located at 626 Washington Place, Pittsburgh, Pennsylvania, which we own with a noncontrolling interest as a limited partner. As of December 31, 2025, we operated approximately 355 bank branch offices located throughout Pennsylvania, Ohio, South Carolina, North Carolina, Virginia, West Virginia, Maryland and Washington DC. We do not own or lease any single physical property that we consider to be materially important to our financial condition or results from operations. Our retail branches, ATMs, ITMs, eStore, loan and mortgage production offices and administrative offices remain important to our ability to deliver financial services to a large portion of our clients. For many years, we have consolidated, relocated or opened branch locations in response to changing utilization patterns, community needs and regulatory considerations. We expect that long-term trend to continue. We consider our properties to be suitable and adequate for operating our banking business. Notes 8 and 10 to our Consolidated Financial Statements include additional information regarding investments in premises and equipment and leased properties.

Following is a table that shows the branches/retail offices, by state, and the branches/retail offices owned and leased for the Community Banking segment:

December 31, 2025	Community Banking
Pennsylvania	185
Ohio	28
Maryland	30
West Virginia	2
North Carolina	95
South Carolina	7
Washington, D.C.	1
Virginia	7
Total number of branches/retail offices	355
Total branches/retail offices owned	186
Total branches/retail offices leased	169

ITEM 3.   LEGAL PROCEEDINGS

The information required by this item is set forth in Note 16, "Commitments, Credit Risk and Contingencies" under the heading "Other Legal and Regulatory Proceedings" in the Notes to Consolidated Financial Statements, contained in Part II, in Item 8 of this Report, is incorporated herein by reference.

ITEM 4.   MINE SAFETY DISCLOSURES

Not Applicable.

PART II.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Stock. Our common stock is listed on the NYSE under the symbol "FNB." As of January 31, 2026, there were 13,171 holders of record of our common stock.

Dividends. Our Board declared cash dividends totaling $0.48 per share on our common stock in both 2025 and 2024. Holders of our common stock are entitled to receive cash dividends when declared by our Board of Directors out of legally available funds. The Board of Directors presently intends to continue the policy of paying quarterly cash dividends, however, there can be no assurance as to the timing or amount of future dividends. The payment of dividends is a decision of our Board based upon then-existing circumstances, including our rate of growth, profitability, our future earnings, existing and anticipated capital requirements, financial condition, regulatory constraints and such other factors as the Board determines relevant.

Share Repurchases. The following table provides information regarding FNB's purchases of our common stock as defined by Rule 10b-18(a)(3) of the Exchange Act during the quarter ended December 31, 2025.
.

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of shares that may yet be purchased under the plans or programs
October 1 - October 31, 2025	250,000	$ 15.39	250,000	$ 99,831,318
November 1 - November 30, 2025	400,000	$ 15.60	400,000	$ 93,588,118
December 1 - December 31, 2025	450,000	$ 17.19	450,000	$ 85,848,443
Total	1,100,000	$ 16.20	1,100,000	

STOCK PERFORMANCE GRAPH

Comparison of Total Return on F.N.B. Corporation's Common Stock with Certain Averages

The following five-year performance graph compares the cumulative total shareholder return (assuming reinvestment of dividends) on our common stock (♦), the S&P MidCap 400 Index (■), KBW NASDAQ Regional Banking Index (▲) and Russell 1000 Index (●). This stock performance graph assumes $100 was invested on December 31, 2020, and the cumulative return is measured as of each subsequent fiscal year end.

F.N.B. Corporation Five-Year Stock Performance
Total Return, Including Stock and Cash Dividends



Source: S & P Global Market Intelligence

ITEM 6.   [RESERVED]

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) represents an overview of and highlights material changes to our financial condition and consolidated results of operations. This MD&A should be read in conjunction with the Consolidated Financial Statements and Notes presented in Item 8 of this Report. Results of operations for the periods included in this review are not necessarily indicative of results to be obtained during any future period.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are those that do not relate to historical facts and that are based on current assumptions, beliefs, estimates, expectations and projections, many of which, by their nature, are inherently uncertain and beyond our control. Forward-looking statements may relate to various matters, including our financial condition, results of operations, plans, objectives, future performance, business or industry, and usually can be identified by the use of forward-looking words, such as "anticipates," "assumes," "believes," "can," "continues," "could," "enable," "estimates," "expects," "forecasts," "goal," "intends," "likely," "may," "might," "objective," "plans," "positioned," "potential," "projects," "remains," "should," "target," "trend," "will," "would," or similar words or expressions or variations thereof, and the negative thereof, but these terms are not the exclusive means of identifying such statements. You should not place undue reliance on forward-looking statements, as they are subject to risks and uncertainties, including, but not limited to, those described below. When considering these forward-looking statements, you should keep in mind these risks and uncertainties, as well as any cautionary statements we may make.

There are various important factors that could cause future results to differ materially from historical performance and any forward-looking statements. Factors that might cause such differences, include, but are not limited to:

- the credit risk associated with the substantial amount of commercial loans and leases in our loan portfolio;

- the volatility of the mortgage banking business;

- changes in market interest rates, U.S. federal government shutdowns and the unpredictability of monetary, tax and other policies of government agencies, including tariffs or the imposition of new tariffs, trade wars, barriers or restrictions, or threats of such actions;

- the impact of changes in interest rates on the value of our investment securities portfolios;

- changes in our ability to obtain liquidity as and when needed to fund our obligations as they come due, including as a result of adverse changes to our credit ratings;

- the risk associated with uninsured deposit account balances;

- regulatory limits on our ability to receive dividends from our subsidiaries and pay dividends to our shareholders;

- our ability to recruit and retain qualified banking professionals;

- the financial soundness of other financial institutions and the impact of volatility in the banking sector on us;

- changes and instability in economic conditions and financial markets, in the regions in which we operate or otherwise, including a contraction of economic activity, economic downturn or uncertainty and international conflict;

- our ability to continue to invest in technological improvements as they become appropriate or necessary;

- any interruption in or breach in security of our information systems, or other cybersecurity risks;

- risks associated with reliance on third-party vendors and AI;

- risks associated with the use of models, estimations and assumptions in our business;

- the effects of adverse weather events and public health emergencies;

- the risks associated with acquiring other banks and financial services businesses, including integration into our existing operations;

- the extensive federal and state regulations, supervision and examination governing almost every aspect of our operations, and potential expenses associated with complying with such regulations;

- our ability to comply with the consent orders entered into by FNBPA with the DOJ and the North Carolina State Department of Justice, and related costs and potential reputational harm;

- changes in federal, state or local tax rules and regulations or interpretations, or accounting policies, standards and interpretations;

- the effects of climate change and related legislative and regulatory initiatives; and

- any reputation, credit, interest rate, market, operational, litigation, legal, liquidity, regulatory and compliance risk resulting from developments related to any of the risks discussed above.

We caution that the risks identified here are not exhaustive of the types of risks that may adversely impact us and actual results may differ materially from those expressed or implied as a result of these risks and uncertainties, including, but not limited to, the risk factors and other uncertainties described under Item 1A. Risk Factors and elsewhere in this Report.

You should treat forward-looking statements as speaking only as of the date they are made and based only on information then actually known to us. We do not undertake, and specifically disclaim any obligation, to update or revise any forward-looking statements to reflect the occurrence of events or circumstances after the date of such statements except as required by law.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Our Consolidated Financial Statements are prepared in accordance with GAAP. Application of these principles requires management to make estimates, assumptions and judgments that affect the amounts reported in the Consolidated Financial Statements and accompanying Notes. These estimates, assumptions and judgments are based on information available as of the date of the Consolidated Financial Statements; accordingly, as this information changes, the Consolidated Financial Statements could reflect different estimates, assumptions and judgments. Certain policies inherently are based to a greater extent on estimates, assumptions and judgments of management and, as such, have a greater possibility of producing results that could be materially different than originally reported.

The most significant accounting policies followed by FNB are presented in Note 1, "Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements, which is included in Item 8 of this Report. These policies, along with the disclosures presented in the Notes to Consolidated Financial Statements, provide information on how we value significant assets and liabilities in the Consolidated Financial Statements, how we determine those values and how we record transactions in the Consolidated Financial Statements.

Management views critical accounting policies to be those which are highly dependent on subjective or complex judgments, estimates and assumptions, and where changes in those estimates and assumptions could have a significant impact on the Consolidated Financial Statements. Management currently views the determination of the ACL, fair value of financial instruments, goodwill and other intangible assets, and income taxes and DTAs to be critical accounting policies.

Allowance for Credit Losses

The ACL is a valuation account that is deducted from the amortized cost basis of loans and leases resulting in the net amount expected to be collected. We charge off loans against the ACL in accordance with our policies or if a loss-confirming event occurs. Expected recoveries do not exceed the aggregate of the amounts previously charged-off and expected to be charged-off. The model used to calculate the ACL is dependent on the portfolio composition and credit quality, as well as historical experience, current conditions and forecasts of economic conditions and interest rates. Specifically, the following considerations are incorporated into the ACL calculation: a third-party macroeconomic forecast scenario; a 24-month R&S forecast period for macroeconomic factors with a reversion to the historical mean on a straight-line basis over a 12-month period; and the historical through-the-cycle default mean calculated using an expanded period to include a prior recessionary period. Adjustments are made to the calculation of expected losses to address differences in current loan-specific risk characteristics such as differences in lending policies and procedures, underwriting standards, experience and depth of relevant personnel, the quality of our credit review function, concentrations of credit, external factors such as the regulatory, legal and technological environments; competition; and events such as natural disasters and other relevant factors. Such factors are used to adjust the quantitative output based on historical probabilities of default and severity of loss so that they reflect management's expectation of future conditions based on a R&S forecast. To the extent the lives of the loans in the portfolio extend beyond the period for which a R&S forecast can be made, the model reverts over 12 months on a straight-line basis back to the historical rates of default and severity of loss over the remaining life of the loans.

Determining the appropriateness of the ACL is complex and requires significant management judgment about the effect of matters that are inherently uncertain. Due to those significant management judgments and the factors included in the calculation, significant changes to the ACL level could occur in future periods.

The Provision for Credit Losses section in the Results of Operations includes a discussion of the factors affecting changes in the ACL during the current period. See Note 1, "Summary of Significant Accounting Policies," Note 5, "Loans and Leases" and Note 6, "Allowance for Credit Losses on Loans and Leases" in the Notes to Consolidated Financial Statements for further information on the ACL.

Fair Value of Financial Instruments

We use fair value measurements to record fair value adjustments to certain financial assets and liabilities and determine fair value disclosures. Additionally, from time to time we may be required to record at fair value other assets on a non-recurring basis, such as loans held for sale, certain impaired loans, MSRs, OREO and certain other assets. The accounting guidance for fair value measurements includes a three-level hierarchy for disclosure of assets and liabilities recorded at fair value based on whether the inputs to the valuation methodology used for measurement are observable or unobservable. Judgment is required to determine which level of the three-level hierarchy certain assets or liabilities measured at fair value are classified.

Fair value represents the price that would be received to sell a financial asset or paid to transfer a financial liability in an orderly transaction between market participants at the measurement date. We use significant and complex estimates, assumptions and judgments when certain assets and liabilities are required to be recorded at or adjusted to fair value. Where available, fair value and information used to record valuation adjustments for certain assets or liabilities is based on either quoted market prices or are provided by independent third-party sources, including appraisers and valuation specialists. When such third-party information is not available, we may estimate fair value by using cash flow and other financial modeling techniques. Our assumptions about what a market participant would use in pricing an asset or liability is developed based on the best information available at the time of measurement. These estimates are inherently subjective and can result in significant changes in the fair value estimates especially given fluctuations in interest rates over the life of the asset or liability. Assets and liabilities carried at fair value inherently result in a higher degree of financial statement volatility.

See Note 1, "Summary of Significant Accounting Policies" and Note 25, "Fair Value Measurements" in the Notes to Consolidated Financial Statements for further discussion of accounting for financial instruments.

Goodwill and Other Intangible Assets

As a result of acquisitions, we have recorded goodwill and other identifiable intangible assets on our Consolidated Balance Sheets. Goodwill represents the cost of acquired companies in excess of the fair value of net assets, including identifiable intangible assets, at the acquisition date. Our recorded goodwill relates to value inherent in our Community Banking, Wealth Management and Insurance segments.

The value of goodwill and other identifiable intangibles is dependent upon our ability to provide high quality, cost-effective services in the face of competition. As such, these values are supported ultimately by revenue that is driven by the volume of business transacted. A decline in earnings as a result of a lack of growth or our inability to deliver cost-effective services over sustained periods can lead to impairment in value, which could result in additional expense and adversely impact earnings in future periods.

Goodwill and other intangibles are subject to impairment testing at the reporting unit level, which must be conducted at least annually. We perform annual impairment testing during the fourth quarter, or more frequently if impairment indicators exist. We also continue to monitor other intangibles for impairment and to evaluate carrying amounts, as necessary.

In connection with the preparation of the year-end 2025 financial statements, we completed our annual goodwill impairment test as of October 1, 2025. No impairment was identified in any of our reporting units. We also performed a qualitative analysis through year-end and concluded that it was not more-likely-than-not that the fair value of one or more of our reporting units was below its respective carrying amount, and therefore no triggering event has occurred, as of December 31, 2025.

Inputs and assumptions used in estimating fair value included projected future cash flows, discount rates reflecting the risk inherent in future cash flows, long-term growth rates, anticipated cost savings and an evaluation of market comparables and recent transactions. Goodwill assessments are highly sensitive to economic projections and the related assumptions and estimates used by management. In the event of a prolonged economic downturn or deterioration in the economic outlook, interim quantitative assessments of our goodwill balance could be required in future periods. Any impairment charge would not directly affect our regulatory capital ratios, tangible common equity, tangible book value per share or liquidity position.

See Note 1, "Summary of Significant Accounting Policies" and Note 9, "Goodwill and Other Intangible Assets" in the Notes to Consolidated Financial Statements for further discussion of accounting for goodwill and other intangible assets.

Income Taxes and Deferred Tax Assets

We are subject to the income tax laws of federal, state and other taxing jurisdictions where we conduct business. The laws are complex and subject to different interpretations by the taxpayer and various taxing authorities. In determining the provision for income taxes, management must make judgments and estimates about the application of these inherently complex tax statutes, related regulations and case law. In the process of preparing our tax returns, management attempts to make reasonable interpretations of the tax laws. These interpretations are subject to challenge by the taxing authorities or based on management's ongoing assessment of the facts and evolving case law.

We determine deferred income taxes using the balance sheet method. Under this method, the net DTA or DTL is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and recognizes the effect of enacted changes in tax rates and laws in the period in which they occur. That effect would be included in income in the reporting period that includes the enactment date of the change. See the Results of Operations, Income Taxes section later in this MD&A for further tax-related discussion.

On a quarterly basis, management assesses the reasonableness of our effective tax rate based on management's current best estimate of pretax earnings and the applicable taxes for the full year. DTAs and DTLs are assessed on an annual basis, or sooner, if business events or circumstances warrant. DTAs represent amounts available to reduce income taxes payable on taxable income in future years. Such assets arise because of temporary differences between the financial reporting and tax bases of assets and liabilities, and from operating loss and tax credit carryforwards. We evaluate the recoverability of these future tax deductions and credits by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies.

We establish a valuation allowance when it is more likely than not that we will not be able to realize a benefit from our DTAs, or when future deductibility is uncertain. Periodically, the valuation allowance is reviewed and adjusted based on management's assessments of realizable DTAs.

See Note 1, "Summary of Significant Accounting Policies" and Note 19, "Income Taxes" in the Notes to Consolidated Financial Statements for further discussion of accounting for income taxes.

Recent Accounting Pronouncements and Developments

Note 2, "New Accounting Standards" in the Notes to Consolidated Financial Statements, which is included in Item 8 of this Report, discusses new accounting pronouncements adopted by us in 2025 and the expected impact of accounting pronouncements recently issued but not yet required to be adopted.

USE OF NON-GAAP FINANCIAL MEASURES AND KEY PERFORMANCE INDICATORS

To supplement our Consolidated Financial Statements presented in accordance with GAAP, we use certain non-GAAP financial measures, such as operating net income available to common shareholders, operating earnings per diluted common share, return on average tangible common equity, return on average tangible assets, tangible book value per common share, the ratio of tangible common equity to tangible assets, operating non-interest income, operating non-interest expense, efficiency ratio and net interest margin (FTE) to provide information useful to investors in understanding our operating performance and trends, and to facilitate comparisons with the performance of our peers. Management uses these measures internally to assess and better understand our underlying business performance and trends related to core business activities. The non-GAAP financial measures and key performance indicators we use may differ from the non-GAAP financial measures and key performance indicators other financial institutions use to assess their performance and trends.

These non-GAAP financial measures should be viewed as supplemental in nature, and not as a substitute for, or superior to, our reported results prepared in accordance with GAAP. Reconciliations of non-GAAP operating measures to the most directly comparable GAAP financial measures are included later in this Report under the heading "Reconciliations of Non-GAAP Financial Measures and Key Performance Indicators to GAAP".

Management believes certain items (e.g., merger expenses, FDIC special assessment and realized loss on investment securities restructuring) are not organic to running our operations and facilities. These items are considered significant items impacting earnings as they are deemed to be outside of ordinary banking activities. These costs are specific to each individual transaction and may vary significantly based on the size and complexity of the transaction.

To facilitate peer comparisons of net interest margin and efficiency ratio, we use net interest income on a taxable-equivalent basis in calculating net interest margin by increasing the interest income earned on tax-exempt assets (loans and investments) to make it fully equivalent to interest income earned on taxable investments (this adjustment is not permitted under GAAP). Taxable-equivalent amounts for 2025, 2024 and 2023 were calculated using a federal statutory income tax rate of 21%.

OVERVIEW

FNB, headquartered in Pittsburgh, Pennsylvania, is a diversified financial services company operating in seven states and the District of Columbia. Our market coverage spans several major metropolitan areas including: Pittsburgh, Pennsylvania; Baltimore, Maryland; Cleveland, Ohio; Washington, D.C.; Charlotte, Raleigh, Durham and the Piedmont Triad (Winston-Salem, Greensboro and High Point) in North Carolina; and Charleston, South Carolina. As of December 31, 2025, we had 355 branches throughout Pennsylvania, Ohio, Maryland, West Virginia, North Carolina, South Carolina, Washington D.C. and Virginia. We provide a full range of commercial banking, consumer banking, insurance and wealth management solutions through our subsidiary network which is led by our largest affiliate, FNBPA. Commercial banking solutions include corporate banking, small business banking, investment real estate financing, government banking, business credit, capital markets and equipment financing. Consumer banking products and services include deposit products, mortgage lending, consumer lending and a complete suite of mobile and online banking services. Wealth management services include asset management, private banking and insurance.

FINANCIAL SUMMARY

For 2025, net income available to common shareholders was $565.4 million, or $1.56 per diluted common share. Comparatively, net income available to common shareholders for 2024 totaled $459.3 million, or $1.27 per diluted common share. On an operating basis, 2025 earnings per diluted common share (non-GAAP) was $1.59, excluding $0.03 per diluted common share (non-GAAP) of significant items impacting earnings. Operating earnings per diluted common share (non-GAAP) for 2024 was $1.39, excluding $0.12 per diluted common share of significant items impacting earnings.

We achieved multiple records for the full year of 2025, including total revenue of $1.8 billion, operating net income available to common shareholders (non-GAAP) of $577 million and operating earnings per diluted common share (non-GAAP) of $1.59 and all-time revenue highs for seven of our fee-based businesses. Our strong profitability and capital generation resulted in tangible book value per share (non-GAAP) of $11.87, a 13% increase from December 31, 2024. Additionally, total assets crossed $50 billion at the end of 2025. Throughout 2025, we remained focused on positioning the balance sheet for continued future success including managing loan concentrations and improving the loan-to-deposit ratio to 89.7%. Our investments in technology, AI and data analytics are driving automation, efficiency, and the flexibility to continue reinvesting in revenue-generating businesses and an enhanced omnichannel customer experience, all while delivering positive operating leverage. Our financial results reflect disciplined execution of our strategy: diversifying revenue, allocating capital wisely, maintaining a resilient, well-underwritten loan portfolio, and strengthening our role as our clients' primary bank through continued eStore and digital innovation.

Income Statement Highlights (2025 compared to 2024)

- Total revenue of $1.8 billion, an increase of $168.2 million, or 10.5%, and a new record level.

- Net interest income was $1.4 billion, up $115.3 million, or 9.0%, reflecting growth in average earning assets and lower interest-bearing deposit and borrowing costs, partially offset by lower yields on earning assets.

- Net interest margin (FTE) (non-GAAP) increased 10 basis points to 3.19% from 3.09%. The cost of funds decreased 23 basis points to 2.22% with the cost of interest-bearing deposits decreasing 31 basis points to 2.65%, short-term borrowings decreasing 71 basis points and long-term debt decreasing 19 basis points. These decreases more than offset the yield reduction on earning assets (non-GAAP) by 13 basis points to 5.29%. The FOMC lowered the target federal funds rate by 75 basis points during 2025.

- The provision for credit losses totaled $86.0 million, compared to $79.8 million, with the increase primarily due to loan growth and net charge-off activity.

- Non-interest income totaled a record $369.3 million, increasing $52.9 million, or 16.7%, compared to $316.4 million. On an operating basis (non-GAAP), non-interest income increased $18.9 million, or 5.4%, when excluding the $34.0 million realized loss (pre-tax) on an investment securities restructuring in 2024. The strong performance in 2025 was due to the continued successful execution of our diversified fee-based business initiatives with the largest increases in wealth management, capital markets income and other non-interest income.

- Non-interest expense was $1.0 billion, compared to $961.3 million. Excluding significant items, operating non-interest expense (non-GAAP) increased $53.1 million, or 5.6%. Salaries and employee benefits increased $26.2 million, or 5.2%, due to normal annual merit increases, higher production-related commissions given the strong non-interest income activity, strategic hiring associated with our focus to grow market share and continued investments in our risk management infrastructure. Outside services increased $11.1 million, or 11.5%, due to higher volume-related technology and third-party costs. Occupancy and equipment increased $8.8 million, or 5.0%, primarily from technology-related investments and higher occupancy costs. Significant items of $14.4 million (pre-tax) reflected a $20.0 million contribution to the FNB Foundation, demonstrating a continued commitment and strong support of the communities we serve, and a reduction in our FDIC special assessment of $5.6 million (pre-tax).

- Earnings per diluted common share was $1.56, compared to $1.27, an increase of 22.8%. Operating earnings per diluted common share (non-GAAP) was $1.59, compared to $1.39, an increase of 14.4%.

- The efficiency ratio (non-GAAP) remained at a favorable level of 54.8%, compared to 55.6%.

- We recognized investment tax credits of $37.2 million as a benefit to income taxes in the fourth quarter of 2025 from a renewable energy project financing transaction which is a core element of our Equipment Finance business strategy. A related non-credit valuation impairment of $4.4 million (pre-tax) was recognized on the financing receivable in other non-interest expense. Comparatively in the prior year, we recognized investment tax credits of $28.4 million as a benefit to income taxes from a renewable energy project financing transaction. A related non-credit valuation impairment of $10.4 million (pre-tax) was recognized on the financing receivable in other non-interest expense in 2024.

- Income tax expense increased $13.6 million, or 15.0%. The effective tax rate was 15.5%, compared to 16.3%.

Balance Sheet Highlights (2025 compared to 2024, unless otherwise indicated)

- Total assets were $50.2 billion, compared to $48.6 billion, an increase of $1.6 billion, or 3.3%, primarily from organic growth in loans of $838.3 million and increased investment securities of $398.3 million.

- Period-end total loans and leases increased $838.3 million, or 2.5%. Consumer loans increased $1.1 billion, or 8.4%, partially offset by the transfer of approximately $200 million of performing residential mortgage loans to held for sale in December 2025. Commercial loans and leases decreased $239.2 million, or 1.1%, due to higher loan balance attrition from secondary market activity. Our overall loan growth was driven by the continued success of our strategy to grow high-quality loans and deepen customer relationships across our diverse geographic footprint.

- Period-end total deposits increased $1.7 billion, or 4.5%, driven by an increase of $1.7 billion in interest-bearing demand deposits and $153.0 million in non-interest-bearing demand deposits more than offsetting the decline of $191.8 million in time deposits and $39.8 million in savings deposits. The mix of non-interest-bearing demand deposits to total deposits equaled 26% at December 31, 2025 and December 31, 2024.

- The ratio of loans to deposits improved to 89.7%, compared to 91.5% at December 31, 2024.

- Total borrowings decreased $350.1 million due to various long-term debt maturities and redemptions in addition to deposit growth to cover our funding needs. During 2025, $350.0 million in senior debt issued in August 2022 matured, $25.0 million in other subordinated debt was redeemed and $100.0 million in other subordinated debt issued in October 2015 matured.

- The ratio of non-performing loans plus OREO to total loans and leases plus OREO decreased 17 basis points to 0.31% and total delinquency decreased 12 basis points to 0.71%. Overall, asset quality metrics continue to remain at solid levels, reflecting continued proactive management of the loan portfolio. Net charge-offs totaled $70.5 million, or 0.20% of total average loans, compared to $62.7 million, or 0.19%.

- The ACL on loans and leases totaled $439 million at December 31, 2025, compared to $423 million with the increase reflecting net loan growth. The ratio of the ACL to total loans and leases was stable at 1.26%, compared to 1.25% at December 31, 2024.

- The dividend payout ratio for 2025 was 30.8%, compared to 38.0%.

- Book value per common share of $18.92 increased 8.0%, and tangible book value per common share (non-GAAP) of $11.87 increased $1.38, or 13.2%. AOCI reduced the tangible book value per common share (non-GAAP) by $0.18 as of December 31, 2025, compared to $0.47 at the end of 2024, primarily due to the impact of unrealized losses on AFS securities.

- The CET1 capital ratio was a record of 11.36% at December 31, 2025, benefiting from increased retained earnings growth, compared to 10.58% at December 31, 2024.

- During 2025, we repurchased $50 million, or 3.3 million shares, of our common stock at a weighted average share price of $14.92 while maintaining capital above stated operating levels and supporting loan growth.

TABLE 1

Year-to-Date Results Summary		2025		2024
Reported results				
Net income available to common shareholders (millions)	$	**565.4**	$	459.3
Earnings per diluted common share		**1.56**		1.27
Book value per common share		**18.92**		17.52
Operating results (non-GAAP)				
Operating net income available to common shareholders (millions)	$	**576.7**	$	505.2
Operating earnings per diluted common share		**1.59**		1.39
Average diluted common shares outstanding (thousands)		**361,954**		362,638
Significant items impacting earnings [1] **(millions)**				
Preferred dividend equivalent at redemption	$	**—**	$	(4.0)
FNB Foundation contribution (pre-tax)		**(20.0)**		—
FNB Foundation contribution (after-tax)		**(15.8)**		—
Branch consolidation costs (pre-tax)		**—**		(1.2)
Branch consolidation costs (after-tax)		**—**		(0.9)
FDIC assessment (pre-tax)		**5.6**		(5.2)
FDIC assessment (after-tax)		**4.5**		(4.1)
Realized loss on investment securities restructuring (pre-tax)		**—**		(34.0)
Realized loss on investment securities restructuring (after-tax)		**—**		(26.8)
Software impairment (pre-tax)		**—**		(3.7)
Software impairment (after-tax)		**—**		(2.9)
Loss related to indirect auto loan sales (pre-tax)		**—**		(9.0)
Loss related to indirect auto loan sales (after-tax)		**—**		(7.1)
Total significant items (after-tax)	$	**(11.3)**	$	(45.8)
Capital measures				
CET1 capital ratio		**11.36 %**		10.58 %
Tangible common equity to tangible assets (non-GAAP)		**8.89**		8.18
Tangible book value per common share (non-GAAP)	$	**11.87**	$	10.49

(1) Favorable (unfavorable) impact on earnings

RESULTS OF OPERATIONS

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Net income available to common shareholders was $565.4 million or $1.56 per diluted common share, compared to net income available to common shareholders of $459.3 million or $1.27 per diluted common share. Operating net income available to common shareholders (non-GAAP) was $576.7 million, or $1.59 per diluted common share (non-GAAP), compared to $505.2 million, or $1.39 per diluted common share (non-GAAP). The results for 2025 included record net interest income of $1.4 billion, a 9.0% increase, record non-interest income of $369.3 million, provision for credit losses of $86.0 million with stable asset quality, and non-interest expense of $995.4 million on an operating basis (non-GAAP). During 2025, significant items impacting earnings of $11.3 million (see Table 1) were recognized. In comparison, the 2024 results included net interest income of $1.3 billion, provision for credit losses of $79.8 million, non-interest income of $350.4 million on an operating basis (non-GAAP) and operating non-interest expense (non-GAAP) of $942.3 million. During 2024, significant items impacting earnings of $45.8 million (see Table 1) were recognized.

The major categories of the Consolidated Statements of Income and their respective impact to the increase (decrease) in net income are presented in the following table:

TABLE 2

(dollars in thousands, except per share data)	Year Ended December 31 2025	2024	$ Change	% Change
Net interest income	$ 1,395,755	$ 1,280,443	$ 115,312	9.0 %
Provision for credit losses	85,951	79,776	6,175	7.7
Non-interest income	369,292	316,395	52,897	16.7
Non-interest expense	1,009,740	961,339	48,401	5.0
Income taxes	103,969	90,391	13,578	15.0
Net income	565,387	465,332	100,055	21.5
Less: Preferred stock dividends [1]	—	6,005	(6,005)	(100.0)
Net income available to common shareholders	$ 565,387	$ 459,327	$ 106,060	23.1 %
Earnings per common share – Basic	$ 1.57	$ 1.27	$ 0.30	23.6 %
Earnings per common share – Diluted	1.56	1.27	0.29	22.8
Cash dividends per common share	0.48	0.48	—	—

(1) In 2024, we redeemed all our 7.25% Fixed Rate / Floating Rate Non-Cumulative Perpetual Preferred Stock. The preferred stock is no longer outstanding and dividends will no longer accrue on such securities.

The following table presents selected financial ratios and other relevant data used to analyze our performance:

TABLE 3

Year Ended December 31	2025	2024
Return on average equity	8.66 %	7.59 %
Return on average tangible common equity [1]	14.42	13.21
Return on average assets	1.15	0.99
Return on average tangible assets [1]	1.24	1.08
Equity to assets	13.46	12.96
Average equity to average assets	13.27	13.10
Tangible common equity to tangible assets [1]	8.89	8.18
CET1 capital ratio	11.36	10.58
Dividend payout ratio	30.83	38.03
Book value per common share	$ 18.92	$ 17.52
Tangible book value per common share [1]	11.87	10.49

(1) Non-GAAP

The following table provides information regarding the average balances and yields earned on interest-earning assets (non-GAAP) and the average balances and rates paid on interest-bearing liabilities:

TABLE 4

(dollars in thousands)	Year Ended December 31								
	2025			2024			2023		
	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate
Assets									
Interest-bearing deposits with banks	$ 1,738,835	$ 69,958	4.02 %	$ 1,016,253	$ 42,894	4.22 %	$ 1,053,176	$ 40,860	3.88 %
Taxable investment securities [1]	6,586,431	231,135	3.51	6,189,126	194,815	3.15	6,099,052	148,374	2.43
Tax-exempt investment securities [1] [2]	1,004,803	35,007	3.48	1,027,913	35,453	3.45	1,052,416	36,476	3.46
Loans held for sale	272,587	19,790	7.26	213,210	16,469	7.72	131,985	9,496	7.19
Loans and leases [2] [3]	34,590,865	1,981,957	5.73	33,320,176	1,974,205	5.92	31,372,574	1,749,786	5.58
Total interest-earning assets [2]	44,193,521	2,337,847	5.29	41,766,678	2,263,836	5.42	39,709,203	1,984,992	5.00
Cash and due from banks	398,313			400,194			435,271		
Allowance for credit losses	(437,404)			(419,291)			(409,342)		
Premises and equipment	554,540			493,820			456,844		
Other assets	4,514,166			4,571,166			4,417,627		
Total assets	$ 49,223,136			$ 46,812,567			$ 44,609,603		
Liabilities									
Deposits:									
Interest-bearing demand	$ 17,337,972	439,467	2.53	$ 15,204,358	416,860	2.74	$ 14,296,571	283,914	1.99
Savings	3,129,059	29,943	0.96	3,314,905	39,926	1.20	3,766,920	37,338	0.99
Certificates and other time	7,344,944	267,655	3.64	6,929,342	297,183	4.29	5,176,674	173,680	3.36
Total interest-bearing deposits	27,811,975	737,065	2.65	25,448,605	753,969	2.96	23,240,165	494,932	2.13
Short-term borrowings	1,651,597	67,891	4.09	2,057,597	99,055	4.80	2,075,751	77,883	3.75
Long-term borrowings	2,502,234	124,829	4.99	2,292,523	118,683	5.18	1,685,554	83,332	4.94
Total interest-bearing liabilities	31,965,806	929,785	2.91	29,798,725	971,707	3.26	27,001,470	656,147	2.43
Non-interest-bearing demand deposits	9,847,253			9,897,298			10,900,280		
Total deposits and borrowings	41,813,059		2.22	39,696,023		2.45	37,901,750		1.73
Other liabilities	878,912			984,198			856,771		
Total liabilities	42,691,971			40,680,221			38,758,521		
Shareholders' equity	6,531,165			6,132,346			5,851,082		
Total liabilities and shareholders' equity	$ 49,223,136			$ 46,812,567			$ 44,609,603		
Net interest-earning assets	$ 12,227,715			$ 11,967,953			$ 12,707,733		
Net interest income (FTE) [2]		1,408,062			1,292,129			1,328,845	
Tax-equivalent adjustment		(12,307)			(11,686)			(12,341)	
Net interest income		$1,395,755			$1,280,443			$1,316,504	
Net interest spread			2.38 %			2.16 %			2.57 %
Net interest margin [2]			3.19 %			3.09 %			3.35 %

(1) The average balances and yields earned on investment securities are based on historical cost.

(2) The interest income amounts are reflected on an FTE basis (non-GAAP), which adjusts for the tax benefit of income on certain tax-exempt loans and investments using the federal statutory tax rate of 21%. The yield on earning assets and the net interest margin are presented on an FTE basis (non-GAAP). We believe this measure to be the preferred industry measurement of net interest income and provides relevant comparison between taxable and non-taxable amounts.

(3) Average loans and leases consist of average total loans, including non-accrual loans, less average unearned income.

Net Interest Income

Net interest income on an FTE basis (non-GAAP) totaled $1.4 billion, increasing $115.9 million, or 9.0%, reflecting growth in earning assets and a lower cost of funds, partially offset by lower yields on earning assets. Average earning assets grew $2.4 billion, or 5.8%, primarily driven by growth in loans, investment securities and interest-bearing deposits with banks. Additionally, we reinvested the proceeds of the AFS securities sold in November 2024 as part of our balance sheet repositioning with an average yield of 1.41% into securities yielding 4.78% with a similar duration and convexity profile. Total cost of funds decreased 23 basis points to 2.22%, with a 31 basis point decrease in interest-bearing deposit costs to 2.65% and a 42 basis point decrease in total borrowing costs. The yield on earning assets (non-GAAP) decreased 13 basis points to 5.29%, driven by a 19 basis point decline in yields on loans to 5.73%, partially offset by a 32 basis point increase in yields on investment securities to 3.51%, which benefited from the previously mentioned balance sheet restructuring actions. The net interest margin (FTE) (non-GAAP) increased 10 basis points to 3.19%. The FOMC lowered the target federal funds rate by 75 basis points during 2025 and by 100 basis points during 2024.

The following table provides certain information regarding changes in net interest income on an FTE basis (non-GAAP) attributable to changes in the average volumes and yields earned on interest-earning assets and the average volume and rates paid for interest-bearing liabilities for the periods indicated:

TABLE 5

	2025 vs 2024			2024 vs 2023		
(in thousands)	Volume	Rate	Net	Volume	Rate	Net
Interest Income [1]						
Interest-bearing deposits with banks	$ 29,085	$ (2,021)	$ 27,064	$ (1,447)	$ 3,481	$ 2,034
Investment securities [2]	14,637	21,237	35,874	1,461	43,957	45,418
Loans held for sale	4,466	(1,146)	3,320	5,723	1,250	6,973
Loans and leases [2]	61,930	(54,178)	7,752	112,573	111,846	224,419
Total interest income [2]	110,118	(36,108)	74,010	118,310	160,534	278,844
Interest Expense [1]						
Deposits:						
Interest-bearing demand	73,832	(51,225)	22,607	40,699	92,247	132,946
Savings	(3,493)	(6,491)	(9,984)	604	1,984	2,588
Certificates and other time	14,802	(44,331)	(29,529)	65,812	57,691	123,503
Short-term borrowings	(19,612)	(11,552)	(31,164)	2,999	18,173	21,172
Long-term borrowings	10,348	(4,202)	6,146	30,657	4,694	35,351
Total interest expense	75,877	(117,801)	(41,924)	140,771	174,789	315,560
Net change [2]	$ 34,241	$ 81,693	$ 115,934	$ (22,461)	$ (14,255)	$ (36,716)

(1)   The amount of change not solely due to rate or volume changes was allocated between the change due to rate and the change due to volume based on the net size of the rate and volume changes.

(2)   Interest income amounts are reflected on an FTE basis (non-GAAP) which adjusts for the tax benefit of income on certain tax-exempt loans and investments using the federal statutory tax rate of 21%. We believe this measure to be the preferred industry measurement of net interest income and provides relevant comparison between taxable and non-taxable amounts.

Interest income on an FTE basis (non-GAAP) of $2.3 billion, increased $74.0 million, or 3.3%, resulting from growth in average earning assets of $2.4 billion. The yield on average earning assets (non-GAAP) decreased 13 basis points to 5.29%, driven by a 19 basis point decline in yields on loans to 5.73%, partially offset by a 32 basis point increase in yields on investment securities to 3.51% benefiting from balance sheet repositioning actions in 2024.

Interest expense of $929.8 million decreased $41.9 million primarily due to a 23 basis point reduction in the cost of funds, partially offset by growth in average interest-bearing deposits. Average total deposits increased $2.3 billion, or 6.5%, reflecting robust organic growth in new and existing customer relationships. The decrease in total cost of funds is comprised of a 42 basis point decrease in total borrowing costs to 4.64% and a 31 basis point decrease in interest-bearing deposit costs to 2.65%.

Provision for Credit Losses

Provision for credit losses is determined based on management's estimates of the appropriate level of ACL needed to absorb expected life-of-loan losses in the loan and lease portfolio, after giving consideration to charge-offs and recoveries for the period. The following table presents information regarding the provision for credit losses expense and net charge-offs for the years 2023 through 2025:

TABLE 6

(dollars in thousands)	2025	2024	2025 vs 2024 $ Change	2025 vs 2024 % Change	2023	2024 vs 2023 $ Change	2024 vs 2023 % Change
Provision for credit losses on loans and leases	$ 87,181	$ 79,904	$ 7,277	9 %	$ 71,607	$ 8,297	12 %
Provision for unfunded loan commitments	(1,272)	(98)	(1,174)	(1,198)	99	(197)	(199)
Total provision for credit losses on loans and leases	85,909	79,806	6,103	8	71,706	8,100	11
Provision for investment securities	42	(30)	72	(240)	48	(78)	(163)
Total provision for credit losses	$ 85,951	$ 79,776	$ 6,175	8 %	$ 71,754	$ 8,022	11 %
Net loan charge-offs	$ 70,451	$ 62,660	$ 7,791	12 %	$ 67,755	$ (5,095)	(8)%
Net loan charge-offs / total average loans and leases	0.20 %	0.19 %			0.22 %		

Provision for credit losses of $86.0 million during 2025 increased $6.2 million from 2024. The provision for credit losses in 2025 and 2024 was primarily due to loan growth and charge-off activity. Our non-performing loan coverage position remains strong at 418%. For 2025, net charge-offs were $70.5 million, or 0.20% of total average loans, compared to 2024 net charge-offs of $62.7 million, or 0.19% of total average loans. The ACL was $439.5 million as of December 31, 2025, an increase of $16.7 million from December 31, 2024, with the ratio of the ACL to total loans and leases increasing 1 basis point to 1.26%. For additional information relating to the allowance and provision for credit losses, refer to the Allowance for Credit Losses on Loans and Leases section of this MD&A.

Non-Interest Income

The breakdown of non-interest income for the years 2023 through 2025 is presented in the following table:

TABLE 7

(dollars in thousands)	2025	2024	2025 vs 2024 $ Change	2025 vs 2024 % Change	2023	2024 vs 2023 $ Change	2024 vs 2023 % Change
Service charges	$ 92,489	$ 90,996	$ 1,493	1.6 %	$ 81,892	$ 9,104	11.1 %
Interchange and card transaction fees	52,393	51,539	854	1.7	52,752	(1,213)	(2.3)
Trust services	47,849	45,576	2,273	5.0	42,490	3,086	7.3
Insurance commissions and fees	20,173	22,370	(2,197)	(9.8)	23,104	(734)	(3.2)
Securities commissions and fees	35,699	31,005	4,694	15.1	27,734	3,271	11.8
Capital markets income	26,629	24,239	2,390	9.9	27,103	(2,864)	(10.6)
Mortgage banking operations	28,111	27,380	731	2.7	20,692	6,688	32.3
Dividends on non-marketable equity securities	23,521	25,046	(1,525)	(6.1)	21,262	3,784	17.8
Bank owned life insurance	18,660	16,741	1,919	11.5	11,945	4,796	40.2
Net securities gains (losses)	58	(34,011)	34,069	n/m	(67,432)	33,421	49.6
Other	23,710	15,514	8,196	52.8	12,790	2,724	21.3
Total non-interest income	$ 369,292	$ 316,395	$ 52,897	16.7 %	$ 254,332	$ 62,063	24.4 %

n/m - not meaningful

Total non-interest income for 2025 was a record level and increased $52.9 million, or 16.7%. Excluding significant items totaling $34.0 million in 2024, operating non-interest income (non-GAAP) increased $18.9 million, or 5.4%. The variances in significant individual non-interest income line items between 2025 and 2024 are explained in the following paragraphs.

Service charges increased $1.5 million, or 1.6%, with strong treasury management activity and higher consumer transaction volumes.

Wealth management revenues increased $7.0 million, or 9.1%, as securities commissions and fees and trust services income increased 15.1% and 5.0%, respectively, through continued strong contributions across the geographic footprint. Additionally, the market value of assets under administration increased $0.7 billion, or 4.7%, to $14.9 billion at December 31, 2025.

Insurance commissions and fees decreased $2.2 million, or 9.8%, primarily due to lower contingent fees during 2025.

Capital markets income increased $2.4 million, or 9.9%, driven by debt capital markets and international banking income, as well as contributions from customer swap activity, syndications, public finance and advisory services.

Mortgage banking operations income increased $0.7 million, or 2.7%, driven by improved gain on sale from strong production volumes partially offset by a net MSR fair value recovery of $2.7 million in the fourth quarter of 2024. During 2025, we sold $1.5 billion of originated residential mortgage loans, an increase of 9.5% compared to $1.4 billion for 2024.

Dividends on non-marketable equity securities decreased $1.5 million, or 6.1%, related to a decrease in average FHLB stock tied to lower FHLB borrowings slightly offset by a higher average rate.

BOLI increased $1.9 million, or 11.5%, reflecting higher life insurance claims.

Net securities losses decreased $34.1 million in 2025 due to sales of AFS securities totaling $231.4 million in the fourth quarter of 2024 as part of balance sheet restructuring activities. These realized losses were significant items impacting earnings.

Other non-interest income increased $8.2 million, or 52.8%, primarily due to a $5.4 million recovery on an other asset previously written off as part of the 2017 Yadkin Financial Corporation acquisition as well as gains on the disposition of leased equipment.

The following table presents non-interest income excluding significant items impacting earnings:

TABLE 8

(dollars in thousands)	2025	2024	$ Change	% Change
Total non-interest income, as reported	$ 369,292	$ 316,395	$ 52,897	16.7 %
Significant items:				
Realized loss on investment securities restructuring	—	33,980	(33,980)	
Total non-interest income, excluding significant items [1]	$ 369,292	$ 350,375	$ 18,917	5.4 %

(1) Non-GAAP

Non-Interest Expense

The breakdown of non-interest expense for the years 2023 through 2025 is presented in the following table:

TABLE 9

(dollars in thousands)	2025	2024	2025 vs 2024 $ Change	2025 vs 2024 % Change	2023	2024 vs 2023 $ Change	2024 vs 2023 % Change
Salaries and employee benefits	$ 530,326	$ 504,101	$ 26,225	5.2 %	$ 461,677	$ 42,424	9.2 %
Net occupancy	78,047	79,057	(1,010)	(1.3)	70,802	8,255	11.7
Equipment	107,410	97,607	9,803	10.0	90,818	6,789	7.5
Outside services	107,276	96,173	11,103	11.5	83,885	12,288	14.6
Marketing	20,404	20,884	(480)	(2.3)	17,316	3,568	20.6
FDIC insurance	28,341	41,460	(13,119)	(31.6)	60,815	(19,355)	(31.8)
Bank shares tax	13,292	13,596	(304)	(2.2)	13,609	(13)	(0.1)
Other	124,644	108,461	16,183	14.9	116,514	(8,053)	(6.9)
Total non-interest expense	**$1,009,740**	$ 961,339	$ 48,401	5.0 %	$ 915,436	$ 45,903	5.0 %

Total non-interest expense increased $48.4 million, or 5.0%. Excluding significant items totaling $14.4 million in 2025 and $19.1 million in 2024, operating non-interest expense (non-GAAP) increased $53.1 million, or 5.6%. The variances in significant individual non-interest expense items between 2025 and 2024 are explained in the following paragraphs.

Salaries and employee benefits increased $26.2 million, or 5.2%, primarily related to normal annual merit increases, higher production-related commissions, strategic hiring associated with our focus to grow market share and continued investments in our risk management infrastructure. Our total full-time equivalent employees were 4,205 and 4,192 at December 31, 2025 and 2024, respectively.

Net occupancy and equipment expense increased $8.8 million, or 5.0%, primarily from continued technology-related investments and increased occupancy expenses including de novo branch expansion.

Outside services increased $11.1 million, or 11.5%, with higher volume-related technology and third-party costs.

FDIC insurance expense decreased $13.1 million, or 31.6%, primarily due to the FDIC's updated estimate of its special assessment to replenish the FDIC's Deposit Insurance Fund associated with protecting uninsured depositors following the failed banks in early 2023. The updated estimate resulted in a $5.6 million reduction to the FDIC special assessment in 2025 compared to additional expense of $5.2 million in 2024.

Other non-interest expense was $124.6 million and $108.5 million for 2025 and 2024, respectively. The increase was primarily due to the $20.0 million FNB Foundation contribution, the impact of Community Uplift, a mortgage down payment assistance program that was enhanced and expanded in conjunction with our previously announced settlement agreement with the DOJ in 2025 and a $9.0 million loss on the indirect auto loan sales in 2024. Also included were financing receivable non-credit impairments from renewable energy investment tax credit transactions of $4.4 million (pre-tax) and $10.4 million (pre-tax) in 2025 and 2024, respectively.

The following table presents non-interest expense excluding significant items impacting earnings:

TABLE 10

(dollars in thousands)	2025	2024	$ Change	% Change
Total non-interest expense, as reported	$ 1,009,740	$ 961,339	$ 48,401	5.0 %
Significant items:				
FNB Foundation contribution	(20,000)	—	(20,000)	
Branch consolidation costs	—	(1,194)	1,194	
FDIC special assessment	5,647	(5,212)	10,859	
Software impairment	—	(3,690)	3,690	
Loss related to indirect auto loan sales	—	(8,969)	8,969	
Total non-interest expense, excluding significant items [1]	$ 995,387	$ 942,274	$ 53,113	5.6 %

(1) Non-GAAP

Income Taxes

The following table presents information regarding income tax expense and certain tax rates:

TABLE 11

Year ended December 31	2025	2024	2023
(dollars in thousands)			
Income tax expense	$ 103,969	$ 90,391	$ 98,795
Effective tax rate	15.5 %	16.3 %	16.9 %
Statutory federal tax rate	21.0	21.0	21.0

Our income tax expense for 2025 increased $13.6 million, or 15.0%, from 2024. This increase is primarily attributable to higher pre-tax earnings, partially offset by investment tax credits recognized as part of renewable energy project financing transactions. The effective tax rate was 15.5% for 2025, compared to 16.3% for 2024, primarily due to higher levels of investment tax credits in 2025. Effective tax rates are lower than the 21% federal statutory rate due to the tax benefits resulting from tax credits, tax-exempt income on investments and loans and income from BOLI.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Refer to the MD&A in our 2024 Annual Report on Form 10-K filed with the SEC on February 27, 2025 for a comparison of 2024 to 2023.

FINANCIAL CONDITION

The following table presents our condensed Consolidated Balance Sheets:

TABLE 12

December 31		2025		2024		$ Change	% Change
(dollars in millions)							
Assets							
Cash and cash equivalents	$	2,498	$	2,419	$	79	3.3 %
Investment securities		7,844		7,445		399	5.4
Loans held for sale		515		218		297	136.2
Loans and leases, net		34,338		33,516		822	2.5
Goodwill and other intangibles		2,516		2,529		(13)	(0.5)
Other assets		2,518		2,498		20	0.8
Total Assets	$	50,229	$	48,625	$	1,604	3.3 %
Liabilities and Shareholders' Equity							
Deposits	$	38,759	$	37,107	$	1,652	4.5 %
Borrowings		3,918		4,268		(350)	(8.2)
Other liabilities		793		948		(155)	(16.4)
Total Liabilities		43,470		42,323		1,147	2.7
Shareholders' Equity		6,759		6,302		457	7.3
Total Liabilities and Shareholders' Equity	$	50,229	$	48,625	$	1,604	3.3 %

The increase in both assets and liabilities is primarily due to solid organic loan growth in the current macroeconomic environment and robust deposit growth.

The increase in earning assets was primarily driven by a $0.8 billion, or 2.5%, increase in loans and leases, an increase of $109 million in interest-bearing deposits with banks and an increase in investment securities of $398 million. Consumer loans increased $1.1 billion, or 8.4%, with a $0.9 billion increase in residential mortgages largely due to the continued successful execution in key markets and our long-standing strategy of serving the purchase market. Indirect installment loans increased $28 million, or 3.8%, reflecting the auto loan sales that closed in the first and third quarters of 2024, partially offset by new organic growth in the portfolio. Commercial loans declined $240 million, or 1.1%, primarily in the commercial leases and commercial and industrial loans categories.

The growth in interest-bearing demand deposits of $1.7 billion and non-interest-bearing demand deposits of $153 million more than offset the decline in time deposits of $192 million and savings deposits of $40 million. The funding mix has remained stable with non-interest-bearing demand deposits comprising 26% of total deposits at both December 31, 2025 and December 31, 2024. Short-term borrowings increased $761 million, or 60.6% and long-term borrowings decreased $1.1 billion, or 36.9%, primarily reflecting the maturity of $350 million in senior notes in August 2025 and a decrease in FHLB borrowings given our organic deposit growth.

Lending Activity

The loan and lease portfolio consists principally of loans and leases to individuals and small- and medium-sized businesses within our primary markets in seven states and the District of Columbia. Our market coverage spans several major metropolitan areas including: Pittsburgh, Pennsylvania; Baltimore, Maryland; Cleveland, Ohio; Washington, D.C.; Charlotte, Raleigh, Durham and the Piedmont Triad (Winston-Salem, Greensboro and High Point) in North Carolina; and Charleston, South Carolina. Loans held for sale increased $297 million, or 136.2%, from December 31, 2024, primarily from the transfer of approximately $200 million of performing residential mortgage loans to held for sale in anticipation of a loan sale expected to close in the first quarter of 2026 as part of balance sheet management actions.

Following is a summary of loans and leases:

TABLE 13

December 31	2025	2024	$ Change	% Change
(dollars in millions)				
Commercial real estate	$ 12,274	$ 12,705	$ (431)	(3.4)%
Commercial and industrial	7,718	7,550	168	2.2
Commercial leases	791	765	26	3.4
Other	141	144	(3)	(2.1)
Total commercial loans and leases	20,924	21,164	(240)	(1.1)
Direct installment	2,678	2,676	2	0.1
Residential mortgages	8,882	7,986	896	11.2
Indirect installment	767	739	28	3.8
Consumer lines of credit	1,526	1,374	152	11.1
Total consumer loans	13,853	12,775	1,078	8.4
Total loans and leases	$ 34,777	$ 33,939	$ 838	2.5 %

Total loans and leases increased $0.8 billion, or 2.5%, to $34.8 billion at December 31, 2025, compared to $33.9 billion at December 31, 2024, reflecting an increase in consumer loans of $1.1 billion, or 8.4%, while commercial loans and leases decreased slightly by $239.2 million or 1.1% due to higher loan balance attrition from secondary market activity. Our organic loan growth in 2025 was driven by the continued success of our strategy to grow high-quality loans and deepen customer relationships across our diverse geographic footprint.

As of December 31, 2025, 30.9% of the commercial real estate loans were owner-occupied, while the remaining 69.1% were non-owner-occupied, compared to 29.0% and 71.0%, respectively, as of December 31, 2024. As of December 31, 2025 and 2024, we had commercial construction loans of $2.3 billion and $2.4 billion, respectively, representing 6.5% and 7.2% of total loans and leases, respectively. We strategically decreased our commercial real estate concentration organically over the past two years. Our commercial real estate portfolio included $8.5 billion of non-owner occupied loans, of which 18.0% represented office loans. Our top 25 non-owner occupied commercial real estate loans averaged approximately $23 million per exposure with the office component primarily made up of mid-sized offices located outside of central business districts and 42% of the office portfolio averaging less than $5 million per exposure. Additionally, as of December 31, 2025 and 2024, we had residential construction loans of $287.8 million and $277.0 million, respectively, representing 0.8% for both periods of total loans and leases.

Commercial and industrial loans are loans to businesses that are not secured by real estate where the borrower's leverage and cash flows from operations are the primary default risk drivers. The growth in the commercial and industrial loans category was led by activity in the Cleveland, Pittsburgh and North Carolina markets, while the growth in residential mortgages reflected growth in adjustable-rate mortgages and jumbo mortgages retained on the balance sheet and the continued success of our Physicians First mortgage program, which is a digital program that provides a bundled suite of specialized products to meet the personal and professional needs of physicians, dentists, veterinarians and other healthcare professionals.

Within our primary lending footprint, certain industries are more predominant given the geographic location of these lending markets. We strive to maintain a diverse commercial loan portfolio by avoiding undue concentrations or exposures to any particular sector, and we actively monitor our commercial loan portfolio to ensure that our industry mix is consistent with our risk appetite and within targeted thresholds. Several factors are taken into consideration when determining these thresholds, including recent economic and market trends. As of December 31, 2025 and 2024, there were no concentrations of loans relating to any industry in excess of 10% of total loans.

Additional information relating to originated loans and loans acquired in business combinations is provided in Note 5, "Loans and Leases" in the Notes to Consolidated Financial Statements, which is included in Item 8 of this Report.

Following is a summary of the maturity distribution of loan categories with fixed and floating interest rates as of December 31, 2025:

TABLE 14

(in millions)	Within 1 Year

Following is a summary of non-performing loans and leases, by class, OREO and non-performing assets:

TABLE 15

December 31	2025		2024		$ Change		% Change
(dollars in millions)							
Commercial real estate	$	45	$	88	$	(43)	(48.9)%
Commercial and industrial		35		51		(16)	(31.4)
Commercial leases		3		3		—	—
Other		2		2		—	—
Total commercial loans and leases		85		144		(59)	(41.0)
Direct installment		4		2		2	100.0
Residential mortgages		12		7		5	71.4
Indirect installment		1		2		(1)	(50.0)
Consumer lines of credit		3		4		(1)	(25.0)
Total consumer loans		20		15		5	33.3
Total non-performing loans and leases		105		159		(54)	(34.0)
Other real estate owned		3		3		—	—
Total non-performing assets	$	108	$	162	$	(54)	(33.3)%
Non-performing loans / total loans and leases		0.30 %		0.47 %			
Non-performing loans plus OREO / total loans and leases plus OREO		0.31		0.48			
Non-performing assets / total assets		0.22		0.33			

Following is a summary of loans and leases 90 days or more past due on which interest accruals continue:

TABLE 16

December 31	2025		2024	
(dollars in millions)				
Total loans and leases 90 days or more past due	$	13	$	14
As a percentage of total loans and leases		0.04 %		0.04 %

Following is a table showing the amounts of contractual interest income and actual interest income related to non-performing loans:

TABLE 17

December 31	2025		2024		2023	
(in millions)						
Gross interest income:						
Per contractual terms	$	20	$	24	$	14
Recorded during the year		—		—		—

Loan Modifications

During the period, there are loans whose contractual terms have been modified in a manner that grants a concession to a borrower experiencing financial difficulties. These modifications result from loss mitigation activities and could include a term extension, interest rate reduction, principal forgiveness, and other actions intended to minimize the economic loss and to avoid foreclosure or repossession of collateral.

For additional information relating to loan modifications, see Note 5, "Loans and Leases" in the Notes to Consolidated Financial Statements, which is included in Item 8 of this Report.

Allowance for Credit Losses on Loans and Leases

The CECL model takes into consideration the expected credit losses over the life of the loan at the time the loan is originated. The model used to calculate the ACL is dependent on the portfolio composition and credit quality, as well as historical experience, current conditions and forecasts of economic conditions and interest rates. Specifically, the following considerations are incorporated into the ACL calculation:

- a third-party macroeconomic forecast scenario;

- a 24-month R&S forecast period for macroeconomic factors with a reversion to the historical mean on a straight-line basis over a 12-month period; and

- the historical through-the-cycle default mean calculated using an expanded period to include a prior recessionary period.

At December 31, 2025 and 2024, we utilized a third-party consensus macroeconomic forecast reflecting the current and projected macroeconomic environment. For our ACL calculation at December 31, 2025, the macroeconomic variables that we utilized included, but were not limited to: (i) the purchase only Housing Price Index, which increases 4.3% over our R&S forecast period, (ii) a Commercial Real Estate Price Index, which decreases 0.5% over our R&S forecast period, (iii) S&P Volatility, which decreases 2.2% in 2026 and 7.9% in 2027 and (iv) personal and business bankruptcies, which increase steadily over the R&S forecast period but average below the historical through-the-cycle period. While we have not changed our ACL modeling methodology, we continually assess our key macroeconomic variables and their correlation to our historical and expected portfolio performance. During the quarter ended September 30, 2025, we changed certain macroeconomic variables used for ACL modeling purposes as we believe the new variables better correlate to our historical performance over the economic cycles. Macroeconomic variables that we utilized for our ACL calculation as of December 31, 2024 included, but were not limited to: (i) the purchase only Housing Price Index, which increases 7.4% over our R&S forecast period, (ii) a Commercial Real Estate Price Index, which increases 3.9% over our R&S forecast period, (iii) S&P Volatility, which increases 34.9% in 2025 and 2.5% in 2026 and (iv) personal and business bankruptcies, which increase steadily over the R&S forecast period but average below the historical through the cycle period.

Following is a summary of certain data related to the ACL and loans and leases:

TABLE 18

Year Ended December 31	Net Loan Charge-Offs (Recoveries) 2025	Net Loan Charge-Offs (Recoveries) 2024	Net Loan Charge-Offs to Average Loans 2025	Net Loan Charge-Offs to Average Loans 2024	ACL at 2025
(dollars in millions)					
Commercial real estate	$ 28.7	$ 36.1	0.08 %	0.11 %	$ 175.9
Commercial and industrial	29.8	11.6	0.09	0.04	98.9
Commercial leases	0.2	0.2	—	—	26.2
Other commercial	3.7	2.8	0.01	0.01	4.4
Direct installment	0.2	0.7	—	—	25.7
Residential mortgages	1.9	1.4	—	—	92.4
Indirect installment	5.4	9.2	0.02	0.03	9.0
Consumer lines of credit	0.6	0.7	—	—	7.0
Total net loan charge-offs on loans and leases; net loan charge-offs/average loans	$ 70.5	$ 62.7	0.20 %	0.19 %	$ 439.5
Allowance for credit losses/total loans and leases			1.26 %	1.25 %	
Allowance for credit losses/non-performing loans			417.66 %	264.98 %	

The ACL on loans and leases of $439.5 million at December 31, 2025 increased $16.7 million, or 4.0%, from December 31, 2024. Our ending ACL coverage ratio was 1.26% December 31, 2025 compared to 1.25% at December 31, 2024. Total provision for credit losses during 2025 was $86.0 million, compared to $79.8 million for the same period in 2024. The year-over-year increase was driven primarily by loan growth and net charge-offs. Net charge-offs were $70.5 million, or 0.20%, of total average loans, compared to $62.7 million, or 0.19%, in 2024. The ACL as a percentage of non-performing loans for the total portfolio increased from 265% as of December 31, 2024 to 418% as of December 31, 2025.

Following is a summary of changes in the AULC by portfolio segment:

TABLE 19

Year Ended December 31		2025		2024		2023
(in millions)						
Balance at beginning of period	$	21.4	$	21.5	$	21.4
Provision for unfunded loan commitments and letters of credit:						
Commercial portfolio		(1.1)		0.1		0.3
Consumer portfolio		(0.2)		(0.2)		(0.2)
Balance at end of period	$	20.1	$	21.4	$	21.5

Following is a summary of the allocation of the ACL and the percentage of loans in each category to total loans:

TABLE 20

December 31		2025		2024	
		Allowance	% of Loans	Allowance	% of Loans
(dollars in millions)					
Commercial real estate	$	176	35 %	$ 167	38 %
Commercial and industrial		99	22	86	22
Commercial leases		26	2	23	2
Other		4	1	4	—
Commercial loans and leases		305	60	280	62
Direct installment		26	8	29	8
Residential mortgages		92	26	96	24
Indirect installment		9	2	10	2
Consumer lines of credit		7	4	9	4
Consumer loans		134	40	143	38
Total	$	440	100 %	$ 423	100 %

Investment Activity

Investment activities serve to generate net interest income while supporting interest rate sensitivity and liquidity positions. Securities purchased with the intent and ability to hold until maturity are categorized as securities HTM and carried at amortized cost. All other securities are categorized as securities AFS and are recorded at fair value. AFS debt securities in unrealized loss positions are evaluated for impairment related to credit loss at least quarterly. Management has determined that no credit loss exists on securities AFS. Securities, like loans, are subject to interest rate and credit risk. In addition, by their nature, securities classified as AFS are also subject to fair value risks that could negatively affect the level of liquidity available to us and shareholders' equity. A change in the value of securities HTM could also negatively affect the level of shareholders' equity if there was a decline in the underlying creditworthiness of the issuers. A CECL methodology is applied to securities HTM. As of December 31, 2025, securities HTM had a CECL ACL of $0.29 million.

As of December 31, 2025, debt securities classified as AFS and HTM totaled $3.7 billion and $4.1 billion, respectively. During 2025, debt securities AFS increased by $259.9 million and debt securities HTM increased by $138.4 million from December 31, 2024. As of December 31, 2025, AFS securities comprised 48% of the total securities portfolio and HTM securities comprised 52% of the total securities portfolio. As of December 31, 2025 and 2024, we did not hold any trading securities.

The following table indicates the respective contractual maturities and weighted-average yields of debt securities HTM, shown at amortized cost, as of December 31, 2025:

TABLE 21

(dollars in millions)	Amount	Weighted Average Yield
Obligations of U.S. Treasury:		
Maturing after one year but within five years	$ —	5.25 %
Obligations of U.S. government agencies:		
Maturing after five years but within ten years	—	6.27
States of the U.S. and political subdivisions:		
Maturing within one year	4	3.01
Maturing after one year but within five years	99	2.86
Maturing after five years but within ten years	236	3.62
Maturing after ten years	643	3.67
Other debt securities:		
Maturing after one year but within five years	1	8.53
Maturing after five years but within ten years	23	5.70
Residential MBS:		
Agency MBS	784	2.15
Agency CMO	612	1.86
Commercial MBS	1,715	4.25
Total	$ 4,117	3.34 %

The weighted average yields for tax-exempt debt securities are computed on an FTE basis using the federal statutory tax rate of 21.0%.

The amortized cost of AFS and HTM securities are summarized in the following table:

TABLE 22

December 31		2025		2024		$ Change		% Change
(dollars in millions)								
Securities Available for Sale:								
U.S. Treasury	$	**354**	$	274	$	80		29.2 %
U.S. government agencies		**35**		53		(18)		(34.0)
U.S. GSE		**266**		302		(36)		(11.9)
Residential MBS:								
Agency MBS		**801**		714		87		12.2
Agency CMO		**662**		796		(134)		(16.8)
Commercial MBS		**1,595**		1,420		175		12.3
States of the U.S. and political subdivisions		**20**		24		(4)		(16.7)
Other debt securities		**50**		37		13		35.1
Total debt securities available for sale	$	**3,783**	$	3,620	$	163		4.5 %
Debt Securities Held to Maturity:								
U.S. Treasury	$	**—**	$	1	$	(1)		(100.0)%
U.S. GSE		**—**		29		(29)		(100.0)
Residential MBS:								
Agency MBS		**784**		901		(117)		(13.0)
Agency CMO		**612**		714		(102)		(14.3)
Commercial MBS		**1,715**		1,326		389		29.3
States of the U.S. and political subdivisions		**982**		992		(10)		(1.0)
Other debt securities		**24**		16		8		50.0
Total debt securities held to maturity	$	**4,117**	$	3,979	$	138		3.5 %

n/m - not meaningful

In November 2024, we completed the sale of $231.4 million of AFS investment securities, which resulted in a realized loss (pre-tax) of $34.0 million in the fourth quarter of 2024. We reinvested proceeds from the sale of those investment securities with an average yield of 1.41% into investment securities yielding 4.78% with a similar duration and convexity profile.

For additional information relating to investment activity, see Note 3, "Investment Securities" in the Notes to Consolidated Financial Statements, which is included in Item 8 of this Report.

Deposits

Our primary source of funds is deposits. Our diversified and granular deposit base is comprised of business, consumer and municipal customers who we serve within our footprint.

Following is a summary of deposits:

TABLE 23

December 31		2025		2024		$ Change	% Change
(dollars in millions)							
Non-interest-bearing demand	$	9,914	$	9,761	$	153	1.6 %
Interest-bearing demand		18,399		16,668		1,731	10.4
Savings		3,138		3,178		(40)	(1.3)
Certificates and other time deposits		7,308		7,500		(192)	(2.6)
Total deposits	$	**38,759**	$	37,107	$	1,652	4.5 %

Total deposits increased $1.7 billion, or 4.5%, from December 31, 2024, primarily due to organic growth in new and existing customer relationships. We ended 2025 with approximately 77% of all deposits insured by the FDIC or collateralized. The mix of non-interest-bearing demand deposits to total deposits equaled 26% at both December 31, 2025 and December 31, 2024.

Following is a summary of estimated insured and uninsured time deposits in excess of the FDIC insurance limit by remaining maturity at December 31, 2025:

TABLE 24

(in millions)		Insured		Uninsured		Total
Three months or less	$	2,543	$	512	$	3,055
Three to six months		2,190		323		2,513
Six to twelve months		1,050		305		1,355
Over twelve months		315		70		385
Total	$	6,098	$	1,210	$	7,308

Short-Term Borrowings

Borrowings with original maturities of one year or less are classified as short-term. Short-term borrowings, made up of customer repurchase agreements (also referred to as securities sold under repurchase agreements), FHLB advances and subordinated notes, increased to $2.0 billion at December 31, 2025 from $1.3 billion at December 31, 2024, primarily due to a $470.0 million increase in short-term FHLB borrowings.

For additional information relating to deposits and short-term borrowings, see Note 12, "Deposits" and Note 13, "Short-Term Borrowings" in the Notes to Consolidated Financial Statements, which is included in Item 8 of this Report.

Capital Resources

Our capital position depends, in part, on the access to, and cost of, funding for new business initiatives, the ability to engage in expanded business activities, the ability to pay dividends and the level and nature of regulatory oversight.

The assessment of capital adequacy depends on a number of factors such as expected organic growth in the Consolidated Balance Sheet, asset quality, liquidity, earnings performance and sustainability, changing competitive conditions, regulatory changes or actions and economic forces. We seek to maintain a strong capital base to support our growth and expansion activities, to provide stability to current operations and to promote public confidence.

Pursuant to and in compliance with applicable SEC laws, rules and regulations, we may, from time to time, issue and sell in one or more offerings any combination of common stock, preferred stock, debt securities, depositary shares, warrants, stock purchase contracts or units. On December 11, 2024, we completed a registered debt offering in which we issued $500 million aggregate principal amount of 5.722% fixed rate / floating rate senior notes due in 2030. The net proceeds of the debt offering after deducting underwriting discounts and commissions and offering costs were $496.7 million. These proceeds were used for general corporate purposes, which included investments at the holding company level, capital to support the growth of FNBPA and refinancing of outstanding indebtedness. On August 25, 2025, $350 million in senior debt that was issued in August 2022 matured.

Since inception of our $300 million stock purchase program, we repurchased $214.2 million, or 17.7 million shares, at a weighted average share price of $12.09, with $85.8 million remaining for repurchase under this program. During 2025, we repurchased 3.3 million shares at a weighted average share price of $14.92 for $49.9 million. Any repurchases will be made from time to time on the open market at prevailing market prices or in privately negotiated transactions. The purchases will be funded from available working capital. There is no guarantee as to the exact number of shares that will be repurchased and we may discontinue purchases at any time. The Inflation Reduction Act of 2022 requires a 1% excise tax on stock repurchases.

In 2024, we redeemed all our 7.25% Fixed Rate / Floating Rate Non-Cumulative Perpetual Preferred Stock in the amount of $111 million. The preferred stock is no longer outstanding and dividends will no longer accrue on such securities.

Capital management is a continuous process with capital plans and stress testing for FNB and FNBPA updated at least annually. These capital plans include assessing the adequacy of expected capital levels assuming various scenarios by projecting capital needs for a forecast period of two to three years beyond the current year. Both FNB and FNBPA are subject to various regulatory capital requirements administered by federal banking agencies. For additional information, see Note 22, "Regulatory Matters" in the Notes to Consolidated Financial Statements, which is included in Item 8 of this Report. From time to time, we issue shares initially acquired by us as treasury stock under our various benefit plans. We may issue additional preferred or common stock to maintain our well-capitalized status.

CONTRACTUAL OBLIGATIONS, COMMITMENTS AND OFF-BALANCE SHEET ARRANGEMENTS

The following table sets forth contractual obligations of principal that represent required and potential cash outflows as of December 31, 2025:

TABLE 25

(in millions)		Total
Deposits without a stated maturity	$	31,451
Certificates and other time deposits		7,308
Operating leases		294
Long-term borrowings		1,901
Total	$	40,954

The following table sets forth the amount of commitments to extend credit and standby letters of credit as of December 31, 2025:

TABLE 26

(in millions)		Total
Commitments to extend credit	$	14,806
Standby letters of credit		263
Total	$	15,069

Commitments to extend credit and standby letters of credit do not necessarily represent future cash requirements because while the borrower has the ability to draw upon these commitments at any time, these commitments often expire without being drawn upon. Additionally, we can terminate a significant portion of these commitments at our discretion. For additional information relating to commitments to extend credit and standby letters of credit, see Note 16, "Commitments, Credit Risk and Contingencies" in the Notes to Consolidated Financial Statements, which is included in Item 8 of this Report.

LIQUIDITY

Our primary liquidity management goal is to satisfy the cash flow requirements of customers and the operating cash needs of FNB with cost-effective funding. Our Board of Directors has established an Asset/Liability Management Policy to guide management in achieving and maintaining earnings performance consistent with long-term goals, while maintaining acceptable levels of interest rate risk, a "well-capitalized" Balance Sheet and appropriate levels of liquidity. Our Board of Directors has also established Liquidity and Contingency Funding Policies to guide management in addressing the ability to identify, measure, monitor and control both normal and stressed liquidity conditions. These policies designate our ALCO as the body responsible for meeting these objectives. The ALCO, which is comprised of members of executive management, reviews liquidity on a continuous basis and approves significant changes in strategies that affect Balance Sheet or cash flow positions. Liquidity is centrally managed daily by our Treasury Department.

Parent Company Liquidity

The parent company's funding requirements primarily consist of shareholder dividends, debt service, income taxes, operating expenses, funding of non-bank subsidiaries, and stock repurchases. The parent company's funding sources primarily consist of dividends and interest received from FNBPA and other direct subsidiaries, net taxes collected from subsidiaries included in the consolidated tax returns, fees for services provided to subsidiaries and the issuance of debt instruments. The dividends received from FNBPA and other direct subsidiaries may be impacted by the parent's or its subsidiaries' capital and liquidity needs, statutory laws and regulations, corporate policies, contractual restrictions, profitability and other factors. In addition, through one of our subsidiaries, we regularly issue subordinated notes, which are guaranteed by FNB.

Management utilizes various strategies to ensure sufficient cash on hand is available to meet the parent company's funding needs. Significant funding source for the parent company include dividends from subsidiaries, other operating income and access to the capital markets. During the fourth quarter of 2024, we successfully completed an offering of fixed to floating rate senior notes maturing in December 2030 for $496.7 million in net proceeds. The issuance was met with strong investor interest and was priced with a coupon of 5.722%, a spread of 165 basis points above the yield of a comparable term Treasury Note. This issuance contributed to the parent company cash position of $803.4 million at December 31, 2024. During the second quarter of 2025, we redeemed $25.0 million in other subordinated debt assumed from our previous acquisition of UB Bancorp that was set to reprice at a higher interest rate. During the third quarter of 2025, $350.0 million in senior debt that was issued in August 2022 matured. On October 1, 2025 $100.0 million of subordinated debt that was issued in 2015 matured. Further, we repurchased $49.9 million, or 3.3 million shares, of FNB stock at an average cost of $14.92. The parent company's cash position at December 31, 2025 was $288.4 million. We have historically been opportunistic when accessing the capital markets, and we expect to continue with that strategy.

Two metrics that are used to gauge the adequacy of the parent company's cash position are the LCR and MCH. The LCR is defined as the sum of cash on hand plus projected cash inflows over the next 12 months divided by projected cash outflows over the next 12 months. The MCH is defined as the number of months of corporate expenses and dividends that can be covered by the existing cash on hand. The LCR and MCH ratios and Parent company cash on hand are presented in the following table:

TABLE 27

December 31	2025	2024	Internal Limit
Liquidity coverage ratio	**2.3 times**	1.5 times	> 1 time
Months of cash on hand	**14.0 months**	13.7 months	> 12 months
Parent company cash on hand (millions)	$ **288.4**	$ 803.4	n/a

The LCR at December 31, 2025 improved because the 2024 ratio includes the previously mentioned $475.0 million of debt that matured or was redeemed in 2025 which are considered cash outflows for the ratio calculations. In 2026, there are no scheduled debt maturities, a positive for the ratio. Similarly, the MCH increased from December 31, 2024. Management has concluded that our cash levels remain appropriate given the current market environment.

Bank Liquidity

Bank-level liquidity sources from assets include payments from loans and investments, as well as the ability to securitize, pledge or sell loans, investment securities and other assets. Liquidity sources from liabilities are generated primarily through the banking offices of FNBPA in the form of deposits and customer repurchase agreements. FNBPA also has access to reliable and cost-effective wholesale sources of liquidity. Short- and long-term funds are available for use to help fund normal business operations, and unused credit availability can be utilized to serve as contingency funding if faced with a liquidity crisis.

Over time, our liquidity position has been positively impacted by FNBPA's ability to generate growth in relationship-based deposit accounts. Organic growth in low-cost transaction deposits has been complemented by management's continued strategy of deposit gathering efforts focused on attracting new customer relationships across our geographic footprint and deepening relationships with existing customers, in part through internal lead generation efforts leveraging our data analytics capabilities. These successful strategies resulted in total deposit growth of $1.7 billion, or 4.5%, compared to December 31, 2024, with interest-bearing demand deposits and non-interest-bearing demand deposits increasing $1.7 billion and $153.0 million, respectively. Savings account balances and time deposits declined $39.8 million and $191.8 million, respectively, at December 31, 2025, compared to December 31, 2024. The mix of non-interest-bearing demand deposits to total deposits remained stable with both the prior quarter and prior year at 26%. Our loan to deposit ratio stood at 89.7% at December 31, 2025, compared to 91.5% at December 31, 2024.

At December 31, 2025, approximately 77% of our deposits were insured by the FDIC or collateralized, consistent with December 31, 2024 levels. Our cash balances held at the FRB were $2.1 billion at December 31, 2025 and $2.0 billion at December 31, 2024. Management will continue to evaluate appropriate levels of liquidity based on expected loan and deposit growth, other balance sheet activity and the current market environment.

The following table presents certain information relating to FNBPA's credit availability and salable unpledged investment securities:

TABLE 28

December 31	2025	2024
(dollars in millions)		
Unused wholesale credit availability	$ 18,345	$ 16,056
Unused wholesale credit availability as a % of FNBPA assets	36.7 %	33.2 %
Salable unpledged government and agency securities	$ 1,183	$ 927
Salable unpledged government and agency securities as a % of FNBPA assets	2.4 %	1.9 %
Cash and salable unpledged government and agency securities as a % of FNBPA assets	6.5 %	6.0 %
Uninsured Deposit Coverage Ratio	139.1 %	124.1 %

Our bank-level liquidity position remains strong. Our contingency funding policy and periodic liquidity stress testing of multiple stress scenarios is particularly valuable as we successfully manage our liquidity. A portion of our available borrowing capacity includes capacity at the FRB's Discount Window. Through various actions, management increased availability from this source by $1.4 billion. We have no borrowings under this facility. Additional sources of unused wholesale credit availability for FNBPA include the ability to borrow from the FHLB, correspondent bank lines, and access to other funding channels. In addition to credit availability, FNBPA also has excess cash and salable unpledged government and agency securities that could be utilized to meet funding needs. At December 31, 2025, FNBPA has $3.3 billion of cash and salable unpledged government and agency securities representing 6.5% of total assets, compared to $2.9 billion and 6.0% at December 31, 2024. This compares to a policy minimum of 3.0%. The Uninsured Deposit Coverage Ratio is designed to determine the amount of funding sources available to cover uninsured deposit outflows. This ratio has improved from December 31, 2024 due to various actions undertaken by management, including expanding borrowing capacity at the FHLB and FRB.

Another metric for measuring liquidity risk is the liquidity gap analysis. The following liquidity gap analysis as of December 31, 2025 compares the difference between our cash flows from existing earning assets and interest-bearing liabilities over future time intervals. Management calculates this ratio at least quarterly and it is reviewed regularly by ALCO. Management monitors the size of the liquidity gaps so that sources and uses of funds are reasonably matched in the normal course of business and in relation to implied forward rate expectations. A reasonably matched position lays a better foundation for dealing with additional funding needs during a potential liquidity crisis. A positive gap position means that more assets are expected to mature over the next 12 months than liabilities. The allocation of non-maturity deposits and customer repurchase agreements to the twelve-month categories is based on the estimated lives of each product.

TABLE 29

(dollars in millions)	Within 1 Month		2-3 Months		4-6 Months		7-12 Months		Total 1 Year	
Assets										
Loans	$	1,165	$	1,874	$	1,952	$	3,706	$	8,697
Investments		2,202		222		299		629		3,352
		3,367		2,096		2,251		4,335		12,049
Liabilities										
Non-maturity deposits		342		684		1,025		2,051		4,102
Time deposits		963		2,093		2,515		1,359		6,930
Borrowings		1,370		12		19		731		2,132
		2,675		2,789		3,559		4,141		13,164
Period Gap (Assets - Liabilities)	$	692	$	(693)	$	(1,308)	$	194	$	(1,115)
Cumulative Gap	$	692	$	(1)	$	(1,309)	$	(1,115)		
Cumulative Gap to Total Assets		1.4 %		— %		(2.6)%		(2.2)%		

The twelve-month cumulative gap to total assets ratio was (2.2)% as of December 31, 2025, compared to (5.0)% as of December 31, 2024. The improvement in the twelve-month cumulative gap to total assets was primarily related to higher prepayment estimates, increased investment securities maturities and increased loans held for sale. ALCO regularly monitors various liquidity ratios, stress scenarios of our liquidity position and assumptions considering market disruptions, lending demand, deposit behavior, and funding availability. The stress scenarios forecast that adequate funding will be available even under severe conditions. Management believes we have sufficient liquidity available to meet our normal operating and contingency funding cash needs for the next twelve months and thereafter for the foreseeable future.

MARKET RISK

Market risk refers to potential losses arising predominately from changes in interest rates, foreign exchange rates, equity prices and commodity prices. Interest rate risk is comprised of repricing risk, basis risk, yield curve risk and options risk. We are primarily exposed to interest rate risk inherent in our lending and deposit-taking activities as a financial intermediary. To succeed in this capacity, we offer an extensive variety of financial products to meet the diverse needs of our customers. These products sometimes contribute to interest rate risk for us when product groups possess different cash flow characteristics. For example, depositors may want short-term deposits, while borrowers may desire long-term loans.

Changes in market interest rates may result in changes in the fair value of our financial instruments, cash flows and net interest income. Subject to its ongoing oversight, the Board of Directors has given ALCO the responsibility for market risk management, which involves devising policy guidelines, risk measures and limits, and managing the amount of interest rate risk and its effect on net interest income and capital. We use derivative financial instruments, among other strategies, for interest rate risk management purposes.

We use an asset/liability model to measure our interest rate risk. Interest rate risk measures we utilize include earnings simulation, EVE and gap analysis. Gap analysis and EVE are static measures that do not incorporate assumptions regarding future business. Gap analysis, while a helpful diagnostic tool, displays cash flows for only a single rate environment. EVE's long-term horizon helps identify changes in optionality and longer-term positions. However, EVE's liquidation perspective does not translate into the earnings-based measures that are the focus of managing and valuing a going concern. Net interest income simulations explicitly measure the exposure to earnings from changes in market rates of interest. In these simulations, our current financial position is combined with assumptions regarding future business activities to calculate net interest income under various hypothetical rate scenarios. The ALCO regularly reviews earnings simulations over multiple years under various interest rate scenarios. Reviewing these various measures provides us with a comprehensive view of our interest rate risk profile, which provides the basis for balance sheet management strategies.

The following repricing gap analysis as of December 31, 2025 compares the difference between the amount of interest-earning assets and interest-bearing liabilities subject to repricing. The allocation of non-maturity deposits and customer repurchase agreements to the one-month maturity category below is based on the estimated sensitivity of each product to changes in market rates. For example, if a product's rate is estimated to increase by 50% as much as the market rates, then 50% of the account balance was placed in this category.

TABLE 30

(dollars in millions)	Within 1 Month		2-3 Months		4-6 Months		7-12 Months		Total 1 Year	
Assets										
Loans	$	15,599	$	1,404	$	976	$	1,797	$	19,776
Investments		2,238		225		331		674		3,468
		17,837		1,629		1,307		2,471		23,244
Liabilities										
Non-maturity deposits		11,233		—		—		—		11,233
Time deposits		1,047		2,092		2,512		1,354		7,005
Borrowings		1,450		427		11		416		2,304
		13,730		2,519		2,523		1,770		20,542
Off-balance sheet		(1,650)		—		400		—		(1,250)
Period Gap (Assets - Liabilities + Off-balance sheet)	$	2,457	$	(890)	$	(816)	$	701	$	1,452
Cumulative Gap	$	2,457	$	1,567	$	751	$	1,452		
Cumulative Gap to Earning Assets		5.4 %		3.5 %		1.7 %		3.2 %		

Management utilizes the repricing gap analysis as a diagnostic tool in managing net interest income and EVE risk measures. Repricing gap analysis, while useful, has some limitations in measuring interest rate risk. The positive cumulative gap positions indicate that we have a greater amount of repricing earning assets than repricing interest-bearing liabilities over the subsequent twelve months, thereby creating our current asset sensitive position. As a result of management's strategies to reduce its asset sensitive position, the twelve-month cumulative repricing gap to total assets was 3.2% as of December 31, 2025, down from 4.5% at December 31, 2024. Specific pricing actions included an emphasis on originating shorter-term time deposits and borrowings so more interest-bearing liabilities will mature in less than 12 months, hence reducing the repricing gap differential.

In addition to the repricing gap analysis above, we model rate scenarios which move all rates gradually over twelve months (Rate Ramps). We also model rate scenarios which move all rates in an immediate and parallel fashion (Rate Shocks) and model scenarios that gradually change the shape of the yield curve. Using a static Balance Sheet structure and utilizing net interest income simulations, the following table presents an analysis of the potential sensitivity of our net interest income to changes in interest rates using Rate Ramps and Rate Shocks and the sensitivity of EVE using Rate Shocks. The variance percentages represent the change between the net interest income and EVE calculated under the particular rate scenario compared to the net interest income and EVE that was calculated assuming market rates as of December 31, 2025. The calculated results do not reflect management's potential actions.

TABLE 31

December 31,	2025	2024	ALCO Limits
Net interest income change over 12 months (Rate Ramps):			
+ 200 basis points	**1.6 %**	3.0 %	(10.0)%
+ 100 basis points	**0.8**	1.5	(10.0)
– 100 basis points	**(0.9)**	(1.5)	(10.0)
– 200 basis points	**(1.9)**	(3.1)	(10.0)
Net interest income change over 12 months (Rate Shocks):			
+ 200 basis points	**2.5**	3.9	(10.0)
+ 100 basis points	**1.4**	2.0	(10.0)
- 100 basis points	**(1.8)**	(2.2)	(10.0)
- 200 basis points	**(4.2)**	(4.6)	(10.0)
Economic value of equity (Rate Shocks):			
+ 300 basis points	**5.6**	4.5	(25.0)
+ 200 basis points	**4.2**	3.3	(15.0)
+ 100 basis points	**2.7**	1.9	(10.0)
– 100 basis points	**(3.9)**	(3.2)	(10.0)
– 200 basis points	**(9.5)**	(6.9)	(15.0)

There are multiple factors that influence our interest rate risk position and impact on net interest income, including external factors such as the shape of the yield curve, the competitive landscape and expectations regarding future interest rates, as well as internal factors regarding product offerings, product mix and pricing and re-pricing of loans and deposits. Our current interest rate risk position is slightly asset sensitive. A key driver of this position resulted from the origination of consumer and commercial loans with short-term repricing characteristics, some of which have been swapped to a fixed rate. Total variable and adjustable-rate loans were 63.4% and 62.9% of total net loans and leases at December 31, 2025 and December 31, 2024, respectively. Forty-six percent of our net loans and leases reprice within the next three months and are indexed to short-term SOFR, Prime and other indices. Furthermore, we regularly sell long-term fixed-rate residential mortgages in the secondary market.

Management continues to be proactive in managing our interest rate risk (IRR) position with the intention to maintain exposures near the current neutral levels. During 2025, management adjusted the IRR position by purchasing investment securities with an average duration of 4.1 years, originating adjustable-rate mortgage loans with longer-duration fixed-rate reset periods, strategically meeting our customers' preferences for deposit products with shorter-term time deposits and maintaining borrowings with variable rates and varying maturities. As a result, the net interest income percentage change over 12 months shown above in both the up and down rate ramp scenarios is, as intended, closer to neutral when compared to December 31, 2024.

We also utilize derivatives to manage the IRR position. These positions are used to protect the fair value of assets and liabilities by converting the contractual interest rate on a specified amount (i.e., notional amounts) to another interest rate index or to hedge the variability in cash flows attributable to the contractually specified interest rate by converting the variable rate index into a fixed rate. The volume, maturity and mix of derivative positions change periodically as we adjust our broader interest rate risk management objectives, and the balance sheet positions to be hedged.

Derivative financial instruments are also offered to enable commercial customers to meet their financing and investing objectives and for their risk management purposes. We typically enter into offsetting third-party contracts with reputable counterparties with substantially matching terms to economically hedge the exposure related to these derivatives. At December 31, 2025, the commercial customer-related interest rate swaps totaled $6.1 billion (notional), up from $5.9 billion (notional) at December 31, 2024. For additional information regarding interest rate swaps, see Note 15, "Derivative Instruments and Hedging Activities" in the Notes to Consolidated Financial Statements in this Report.

We recognize that all asset/liability models have some inherent shortcomings. Asset/liability models require certain assumptions to be made, such as prepayment rates on interest-earning assets and repricing impact on non-maturity deposits, which may differ from actual experience. These business assumptions are based upon our experience, business plans, economic and market trends and available industry data. While management believes that its methodology for developing such assumptions is reasonable, there can be no assurance that modeled results will be achieved. Furthermore, the metrics are based upon the static Balance Sheet structure as of the valuation date and do not reflect planned growth or management actions that could be taken.

CREDIT RATINGS

Our credit ratings affect the cost and availability of short- and long-term funding and collateral requirements for certain derivative instruments.

Credit ratings are subject to ongoing review by rating agencies, which consider a number of factors, including our financial strength, performance, prospects and operations as well as other factors not under our control. Other factors that influence our credit ratings include changes to the rating agencies' methodologies for our industry or certain security types; the rating agencies' assessment of the general operating environment for financial services companies; our relative positions in the markets in which we compete; our various risk exposures and risk management policies and activities; pending litigation and other contingencies; our reputation; our liquidity position, diversity of funding sources and funding costs; the current and expected level and volatility of our earnings; our capital position and capital management practices; our corporate governance; current or future regulatory and legislative initiatives; and the agencies' views on whether the U.S. government would provide meaningful support to us or our subsidiaries in a crisis.

Credit rating downgrades or negative watch warnings could negatively impact our reputation with lenders, investors and other third parties, which could also impair our ability to compete in certain markets or engage in certain transactions.

The following table presents the credit ratings for FNB and FNBPA as of December 31, 2025:

TABLE 32

	Moody's	Standard & Poor's	Kroll
F.N.B. Corporation			
Issuer credit rating	Baa2	BBB-	A-
Senior debt	Baa2	BBB-	A-
Subordinated debt	Baa2	n/a	BBB+
First National Bank of Pennsylvania			
Baseline credit assessment	Baa1	n/a	n/a
Issuer credit rating	Baa1	BBB	A
Senior debt	n/a	n/a	A
Subordinated debt	n/a	n/a	A-
Bank deposits	A2/P-1	n/a	A
Short-term borrowings	n/a	A-2	K1
Outlook for F.N.B. Corporation and First National Bank of Pennsylvania	Negative *	Stable	Stable

n/a - not applicable

* Moody's affirmed its ratings and changed the outlook from negative to stable on February 12, 2026.

RISK MANAGEMENT

As a financial institution, we take on a certain amount of risk in every business decision, transaction and activity. Accordingly, we have designed an ERM Framework and risk management practices to identify, assess, monitor and report the material risks known throughout the organization in pursuit of our business strategies. Our Board of Directors and senior management have identified six major categories of risk: credit risk, market risk, liquidity risk, operational risk, compliance risk and strategic risk. Reputation risk is considered across all six major risk categories as a consequential risk. In its oversight role of our risk management function, the Board of Directors focuses on the strategies, analyses and conclusions of management relating to identifying, understanding and managing risks to optimize total shareholder value, while balancing prudent business and safety and soundness considerations to safeguard our reputation.

We support our risk management processes and business oversight through a three lines model and a governance structure at the Board of Directors and management levels.

The three lines model consists of:

- First Line - consists of our businesses and enterprise support areas that engage in risk-taking activities and are principally responsible for owning and managing the day-to-day operational activities in accordance with the risk frameworks.

- Second Line - consists of the Risk Management Department responsible for developing risk frameworks and identifying, assessing, overseeing and controlling enterprise aggregate risks independent from the First Line.

- Third Line - consists of the Internal Audit Department, responsible for developing and executing a risk-based audit plan to provide assurance on the compliance and effectiveness of controls and risk management practices throughout the organization independent from the First and Second Lines.

Our Board of Directors is responsible for the oversight of management on behalf of our shareholders. The Board of Directors has assistance in carrying out its duties and may delegate authority through the following standing Board Committees:

- *Audit Committee* - provides oversight of our internal and external audit processes. In addition, monitors the integrity of the Consolidated Financial Statements, internal controls over financial reporting, qualifications and independence of our audit function.

- *Nominating and Corporate Governance Committee* - responsible for selecting and recommending nominees for election to the FNB and FNBPA Boards of Directors.

- *Compensation Committee* - reviews performance and compensation of senior management and reviews and implements compensation and benefit matters having corporate-wide significance.

- *Executive Committee* - joint session of the FNB and FNBPA Board of Directors to cover special matters, as deemed necessary, in between regularly scheduled board meetings.

- *Risk Committee* - provides oversight and approves the ERM Framework including the review and approval of risk management policies and practices to identify, assess, monitor and report material risks.

- *Credit Risk, Fair Lending and CRA Committee* - responsible for providing oversight of credit and lending risk management strategies and objectives of FNB and FNBPA, providing oversight of FNBPA's CRA program, policy and practices, and performing reviews of fair lending strategies, analysis and results to assist with its credit oversight responsibilities.

The Board Risk Committee serves as the primary point of contact between our Board of Directors and the Risk Management Council (RMC), which is the senior management level committee responsible for identifying, assessing, monitoring and reporting on material enterprise-wide risks. The Risk Committee and RMC are supported by other risk management committees, including Credit Risk Committees, the Operational Risk Committee, the Compliance Risk Committee and the ALCO.

Risk appetite is an integral element of our ERM Framework and of our business and capital planning processes through our Board Risk Committee and RMC. We use our risk appetite processes to promote appropriate alignment of risk, capital and performance tactics, while also considering risk appetite constraints from both financial and non-financial risks. The Board of Directors adopted an enterprise risk appetite that defines acceptable risk limits under which we seek to operate in pursuit of optimizing returns. As such, we monitor a series of Key Risk Indicators for various business lines and operations units to measure performance alignment with our stated risk appetite. Our top-down risk appetite process serves as a limit for undue risk-taking for bottom-up planning from our various business functions. Our Board Risk Committee, in collaboration with our RMC, approves our risk appetite on an annual basis, or more frequently, as needed to reflect changes in the risk, regulatory, economic and strategic plan environments, with the goal of ensuring that our strategic plans and business operations remain consistent with our risk appetite given the current economic and regulatory environments, as well as shareholders' expectations.

Our ERM Framework provides the standards by which we will identify, assess, control, monitor and report on material risks across the organization. Reports relating to our risk appetite and strategic plans, and our ongoing monitoring thereof, and our aggregate risk profile, are regularly presented to our various management level risk oversight committees and periodically reported up through our Board Risk Committee.

We continue to assess our risk management practices on an ongoing basis and are making investments as necessary to position ourselves for continued growth through sound risk management practices.

The Board of Directors believes that our enterprise-wide risk management process is effective and enables the Board of Directors to:

- assess the quality of the information they receive;

- understand the businesses, investments and financial, accounting, legal, regulatory and strategic considerations, and the material risks that FNB faces;

- oversee and assess how senior management evaluates material risk; and

- assess appropriately the quality of our enterprise-wide risk management processes.

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES AND KEY PERFORMANCE INDICATORS TO GAAP

Reconciliations of non-GAAP operating measures and key performance indicators discussed in this Report to the most directly comparable GAAP financial measures are included in the following tables.

TABLE 33

Operating net income available to common shareholders

Year Ended December 31	2025	2024	2023
(in thousands)			
Net income available to common shareholders	$ 565,387	$ 459,327	$ 476,810
Preferred dividend at redemption	—	3,995	—
FNB Foundation contribution	20,000	—	—
Tax benefit of FNB Foundation contribution	(4,200)	—	—
Merger-related expense	—	—	2,215
Tax benefit of merger-related expense	—	—	(465)
Branch consolidation costs	—	1,194	—
Tax benefit of branch consolidation costs	—	(251)	—
FDIC special assessment	(5,647)	5,212	29,938
Tax expense (benefit) of FDIC special assessment	1,186	(1,095)	(6,287)
Realized loss on investment securities restructuring	—	33,980	67,354
Tax benefit of realized loss on investment securities restructuring	—	(7,136)	(14,144)
Software impairment	—	3,690	—
Tax benefit of software impairment	—	(775)	—
Loss related to indirect auto loan sales	—	8,969	16,687
Tax benefit of loss related to indirect auto loan sales	—	(1,883)	(3,504)
Operating net income available to common shareholders (non-GAAP)	$ 576,726	$ 505,227	$ 568,604

The table above shows how operating net income available to common shareholders (non-GAAP) is derived from amounts reported in our financial statements. We believe certain charges such as those presented above are not organic costs to run our operations and facilities. These costs are specific to each individual transaction and may vary significantly based on the size and complexity of the transaction.

TABLE 34

Operating earnings per diluted common share

Year Ended December 31	2025	2024	2023
Earnings per diluted common share	$ 1.56	$ 1.27	$ 1.31
Preferred dividend at redemption	—	0.01	—
FNB Foundation contribution	0.06	—	—
Tax benefit of FNB Foundation contribution	(0.01)	—	—
Merger-related expense	—	—	0.01
Tax benefit of merger-related expense	—	—	—
Branch consolidation costs	—	—	—
Tax benefit of branch consolidation costs	—	—	—
FDIC special assessment	(0.02)	0.01	0.08
Tax expense (benefit) of FDIC special assessment	—	—	(0.02)
Realized loss on investment securities restructuring	—	0.09	0.19
Tax benefit of realized loss on investment securities restructuring	—	(0.02)	(0.04)
Software impairment	—	0.01	—
Tax benefit of software impairment	—	—	—
Loss related to indirect auto loan sales	—	0.02	0.05
Tax benefit of loss related to indirect auto loan sales	—	(0.01)	(0.01)
Operating earnings per diluted common share (non-GAAP)	$ 1.59	$ 1.39	$ 1.57

TABLE 35

Return on average tangible common equity

Year Ended December 31	2025	2024	2023
(dollars in thousands)			
Net income available to common shareholders	$ 565,387	$ 459,327	$ 476,810
Amortization of intangibles, net of tax	12,514	13,821	15,892
Tangible net income available to common shareholders (non-GAAP)	$ 577,901	$ 473,148	$ 492,702
Average total shareholders' equity	$ 6,531,165	$ 6,132,346	$ 5,851,082
Less: Average preferred shareholders' equity	—	(13,141)	(106,882)
Less: Average intangible assets [1]	(2,523,191)	(2,537,778)	(2,556,119)
Average tangible common equity (non-GAAP)	$ 4,007,974	$ 3,581,427	$ 3,188,081
Return on average tangible common equity (non-GAAP)	14.42 %	13.21 %	15.45 %

(1) Excludes loan servicing rights.

TABLE 36

Return on average tangible assets

Year Ended December 31	2025	2024	2023
(dollars in thousands)			
Net income	$ 565,387	$ 465,332	$ 484,851
Amortization of intangibles, net of tax	12,514	13,821	15,892
Tangible net income (non-GAAP)	$ 577,901	$ 479,153	$ 500,743
Average total assets	$ 49,223,136	$ 46,812,567	$ 44,609,603
Less: Average intangible assets [1]	(2,523,191)	(2,537,778)	(2,556,119)
Average tangible assets (non-GAAP)	$ 46,699,945	$ 44,274,789	$ 42,053,484
Return on average tangible assets (non-GAAP)	1.24 %	1.08 %	1.19 %

(1) Excludes loan servicing rights.

TABLE 37

Tangible book value per common share

December 31	2025	2024
(dollars in thousands, except per share data)		
Total shareholders' equity	$ 6,758,572	$ 6,301,650
Less: Intangible assets [1]	(2,516,082)	(2,529,558)
Tangible common equity (non-GAAP)	$ 4,242,490	$ 3,772,092
Ending common shares outstanding	357,303,315	359,615,657
Tangible book value per common share (non-GAAP)	$ 11.87	$ 10.49

(1) Excludes loan servicing rights.

TABLE 38

Tangible common equity to tangible assets

December 31	2025	2024
(dollars in thousands)		
Total shareholders' equity	$ 6,758,572	$ 6,301,650
Less: Intangible assets [1]	(2,516,082)	(2,529,558)
Tangible common equity (non-GAAP)	$ 4,242,490	$ 3,772,092
Total assets	$ 50,229,013	$ 48,624,985
Less: Intangible assets [1]	(2,516,082)	(2,529,558)
Tangible assets (non-GAAP)	$ 47,712,931	$ 46,095,427
Tangible common equity to tangible assets (non-GAAP)	8.89 %	8.18 %

(1) Excludes loan servicing rights.

TABLE 39

Operating non-interest income

Year Ended December 31	2025	2024	2023
(in thousands)			
Non-interest income	$ 369,292	$ 316,395	$ 254,332
Realized loss on investment securities restructuring	—	33,980	67,354
Operating non-interest income (non-GAAP)	$ 369,292	$ 350,375	$ 321,686

TABLE 40

Operating non-interest expense

Year Ended December 31		2025		2024		2023
(in thousands)						
Non-interest expense	$	1,009,740	$	961,339	$	915,436
FNB Foundation contribution		(20,000)		—		—
Branch consolidation costs		—		(1,194)		—
Merger-related		—		—		(2,215)
FDIC special assessment		5,647		(5,212)		(29,938)
Software impairment		—		(3,690)		—
Loss related to indirect auto loan sales		—		(8,969)		(16,687)
Operating non-interest expense (non-GAAP)	$	995,387	$	942,274	$	866,596

TABLE 41

Efficiency ratio

Year Ended December 31		2025		2024		2023
(dollars in thousands)						
Non-interest expense	$	1,009,740	$	961,339	$	915,436
Less: Amortization of intangibles		(15,841)		(17,495)		(20,116)
Less: OREO expense		(1,334)		(996)		(1,515)
Less: FNB Foundation contribution		(20,000)		—		—
Less: Merger-related expense		—		—		(2,215)
Less: Branch consolidation costs		—		(1,194)		—
Add (Less): FDIC special assessment		5,647		(5,212)		(29,938)
Less: Software impairment		—		(3,690)		—
Less: Loss related to indirect auto loan sales		—		(8,969)		(16,687)
Less: Tax credit-related project impairment		(4,442)		(10,397)		—
Adjusted non-interest expense	$	973,770	$	913,386	$	844,965
Net interest income	$	1,395,755	$	1,280,443	$	1,316,504
Taxable equivalent adjustment		12,307		11,686		12,341
Non-interest income		369,292		316,395		254,332
Less: Net securities (gains) losses		(58)		34,011		67,432
Adjusted net interest income (FTE) + non-interest income	$	1,777,296	$	1,642,535	$	1,650,609
Efficiency ratio (FTE) (non-GAAP)		54.79 %		55.61 %		51.19 %

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information called for by this item is provided in the Market Risk section of MD&A, which is included in Item 7 of this Report, and is incorporated herein by reference.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Management on F.N.B. Corporation's Internal Control Over Financial Reporting

February 24, 2026

F.N.B. Corporation's internal control over financial reporting is a process effected by the Board of Directors, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with U.S. generally accepted accounting principles. An entity's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and the Board of Directors; and (3) provide reasonable assurance regarding prevention, or timely detection of unauthorized acquisition, use, or disposition of the entity's assets that could have a material effect on the financial statements.

Management is responsible for establishing and maintaining effective internal control over financial reporting. Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025 based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework* (2013 framework). Based on that assessment, management concluded that, as of December 31, 2025, our internal control over financial reporting is effective based on the criteria established in *Internal Control – Integrated Framework* (2013 framework). Ernst & Young LLP, independent registered public accounting firm, has audited our internal control over financial reporting as stated in their Report of Independent Registered Public Accounting Firm.

F.N.B. Corporation

/s/ Vincent J. Delie, Jr.
_____

By: Vincent J. Delie, Jr.

Chairman, President and Chief Executive Officer

/s/ Vincent J. Calabrese, Jr.
_____

By: Vincent J. Calabrese, Jr.

Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of F.N.B. Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of F.N.B. Corporation and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 24, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosures to which it relates.

Allowance for Credit Losses (ACL)

Description of the Matter   At December 31, 2025, the Company's net loan and lease portfolio was $34.3 billion including an associated ACL of $439 million. As discussed in Note 1 to the consolidated financial statements, the ACL is based on management's evaluation of the current estimate of lifetime credit losses at the balance sheet date. Management makes the estimate using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts under the Current Estimated Credit Losses (CECL) methodology. The ACL is composed of three components including quantitative reserves, including the impact of management's reasonable and supportable forecast of economic conditions; asset specific reserves; and qualitative reserves. The qualitative reserves are intended to address the risks not captured in the quantitative reserves and include the following factors, among others: model imprecision and forecast uncertainty, concentration risk, the impact of changes in the regulatory, legal, competitive and technological environments, the effects of recent events such as natural disasters and the impact of internal processes used to underwrite, service and monitor borrowers.

The qualitative reserves are necessary for management to capture risks not addressed by the quantitative models or reflected in the data used by the quantitative models. In many cases, qualitative factors are intended to capture the Company's expert credit judgment and as such are especially challenging to audit.

How We Addressed the Matter in Our Audit   We evaluated the design and tested the operating effectiveness of the Company's controls over the ACL process, which include, among others, management's review and approval controls designed to assess the need for and level of qualitative reserves included in the estimate of the ACL.

To test the qualitative reserves in the context of the overall allowance for credit losses, we evaluated the appropriateness of management's methodology, we assessed the basis for the qualitative reserves and we determined whether the risks captured in the qualitative reserves were consistent with the requirements of the CECL model. With the help of our specialists, we evaluated the conceptual soundness of the models used to develop the allowance for credit losses, including the appropriateness of the framework used to develop the qualitative reserves. Regarding the measurement of the qualitative reserves, we evaluated the consistency of management's application of their framework, considered the existence of new or contrary information and assessed the support for certain adjustments, considering the relevance and reliability of the internal and external data used to inform those adjustments. We evaluated the overall ACL, inclusive of the qualitative reserves, and whether the amount appropriately reflects a reasonable estimate of lifetime losses by comparing the overall ACL to historical losses, peer data and other relevant information.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1993.

Pittsburgh, Pennsylvania
February 24, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of F.N.B. Corporation

Opinion on Internal Control Over Financial Reporting

We have audited F.N.B. Corporation and subsidiaries' internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, F.N.B. Corporation and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated February 24, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on F.N.B. Corporation's Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania
February 24, 2026

F.N.B. CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(Dollars in millions, except share and per share data)

	December 31 2025	December 31 2024
Assets		
Cash and due from banks	$ 387	$ 416
Interest-bearing deposits with banks	2,111	2,003
Cash and Cash Equivalents	2,498	2,419
Debt securities available for sale (amortized cost of **$3,783** and $3,620; allowance for credit losses of **$0** and $0)	3,727	3,466
Debt securities held to maturity (fair value of **$3,941** and $3,644; allowance for credit losses of **$0** and $0)	4,117	3,979
Loans held for sale (includes **$514** and $214 measured at fair value [1])	515	218
Loans and leases, net of unearned income of **$87** and $106 (includes **$85** and $53 measured at fair value [1])	34,777	33,939
Allowance for credit losses on loans and leases	(439)	(423)
Net Loans and Leases	34,338	33,516
Premises and equipment, net	568	536
Goodwill	2,480	2,478
Core deposit and other intangible assets, net	36	51
Bank owned life insurance	667	660
Other assets	1,283	1,302
Total Assets	$ 50,229	$ 48,625
Liabilities		
Deposits:		
Non-interest-bearing demand	$ 9,914	$ 9,761
Interest-bearing demand	18,399	16,668
Savings	3,138	3,178
Certificates and other time deposits	7,308	7,500
Total Deposits	38,759	37,107
Short-term borrowings	2,017	1,256
Long-term borrowings	1,901	3,012
Other liabilities	793	948
Total Liabilities	43,470	42,323
Shareholders' Equity		
Common stock - $0.01 par value		
Authorized – 500,000,000 shares		
Issued – **375,030,534** and 375,018,433 shares	4	4
Additional paid-in capital	4,695	4,695
Retained earnings	2,343	1,952
Accumulated other comprehensive loss	(63)	(169)
Treasury stock – **17,727,219** and 15,402,776 shares at cost	(220)	(180)
Total Shareholders' Equity	6,759	6,302
Total Liabilities and Shareholders' Equity	$ 50,229	$ 48,625

(1) Amount represents loans for which we have elected the fair value option. See Note 25.

See accompanying Notes to Consolidated Financial Statements

F.N.B. CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Dollars in millions, except per share data)

	Year Ended December 31		
	2025	**2024**	**2023**
Interest Income			
Loans and leases, including fees	$ 1,996	$ 1,985	$ 1,754
Investment Securities:			
Taxable	232	196	150
Tax-exempt	28	28	28
Other	70	43	41
Total Interest Income	2,326	2,252	1,973
Interest Expense			
Deposits	737	754	495
Short-term borrowings	68	99	78
Long-term borrowings	125	119	83
Total Interest Expense	930	972	656
Net Interest Income	1,396	1,280	1,317
Provision for credit losses	86	80	72
Net Interest Income After Provision for Credit Losses	1,310	1,200	1,245
Non-Interest Income			
Service charges	92	91	82
Interchange and card transaction fees	52	52	52
Trust services	48	46	43
Insurance commissions and fees	20	22	23
Securities commissions and fees	36	31	28
Capital markets income	27	24	27
Mortgage banking operations	28	27	21
Dividends on non-marketable equity securities	24	25	21
Bank owned life insurance	18	17	12
Net securities gains (losses)	—	(34)	(67)
Other	24	15	12
Total Non-Interest Income	369	316	254
Non-Interest Expense			
Salaries and employee benefits	530	504	462
Net occupancy	78	79	70
Equipment	108	98	91
Outside services	108	96	84
Marketing	20	21	17
FDIC insurance	28	41	61
Bank shares tax	13	14	14
Other	125	108	116
Total Non-Interest Expense	1,010	961	915
Income Before Income Taxes	669	555	584
Income taxes	104	90	99
Net Income	565	465	485
Preferred stock dividends	—	6	8
Net Income Available to Common Shareholders	$ 565	$ 459	$ 477
Earnings per Common Share			
Basic	$ 1.57	$ 1.27	$ 1.32
Diluted	$ 1.56	$ 1.27	$ 1.31

See accompanying Notes to Consolidated Financial Statements

F.N.B. CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In millions)

	Year Ended December 31					
	2025		**2024**		**2023**	
Net income	$	**565**	$	465	$	485
Other comprehensive income (loss):						
Debt securities available for sale:						
Unrealized gains (losses) arising during the period, net of tax expense (benefit) of **$21,** $4 and $16		**76**		14		57
Reclassification adjustment for (gains) losses included in net income, net of tax expense (benefit) of **$0,** $(7) and $(15)		—		27		52
Derivative instruments:						
Unrealized gains (losses) arising during the period, net of tax expense (benefit) of **$3,** $(4) and $(2)		**10**		(14)		(8)
Reclassification adjustment for gains (losses) included in net income, net of tax expense (benefit) of **$4,** $9 and $5		**15**		32		19
Pension and postretirement benefit obligations:						
Unrealized gains (losses) arising during the period, net of tax expense (benefit) of **$(1),** $(2) and $(1)		**5**		7		2
Other Comprehensive Income (Loss)		**106**		66		122
Comprehensive Income (Loss)	$	**671**	$	531	$	607

See accompanying Notes to Consolidated Financial Statements

F.N.B. CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Dollars in millions, except per share data)

	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance at January 1, 2023	$ 107	$ 4	$ 4,696	$ 1,370	$ (357)	$ (167)	$ 5,653
Comprehensive income (loss)				485	122		607
Dividends declared:							
Preferred stock: $72.52/share				(8)			(8)
Common stock: $0.48/share				(174)			(174)
Issuance of common stock		—	(22)	(4)		16	(10)
Repurchase of common stock						(36)	(36)
Restricted stock compensation			18				18
Balance at December 31, 2023	107	4	4,692	1,669	(235)	(187)	6,050
Comprehensive income (loss)				465	66		531
Dividends declared:							
Preferred stock: $18.13/share				(2)			(2)
Common stock: $0.48/share				(175)			(175)
Redemption of preferred stock	(107)			(4)			(111)
Issuance of common stock		—	(14)	—		10	(4)
Repurchase of common stock						(3)	(3)
Restricted stock compensation			17				17
Adoption of new accounting standards				(1)			(1)
Balance at December 31, 2024	—	4	4,695	1,952	(169)	(180)	6,302
Comprehensive income (loss)				**565**	**106**		**671**
Dividends declared on common stock - $0.48/share				**(174)**			**(174)**
Issuance of common stock		**—**	**(17)**	**—**		**10**	**(7)**
Repurchase of common stock						**(50)**	**(50)**
Restricted stock compensation			**17**				**17**
Balance at December 31, 2025	**$ —**	**$ 4**	**$ 4,695**	**$ 2,343**	**$ (63)**	**$ (220)**	**$ 6,759**

See accompanying Notes to Consolidated Financial Statements

79

F.N.B. CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Year Ended December 31		
	2025	**2024**	**2023**
Operating Activities			
Net income	$ 565	$ 465	$ 485
Adjustments to reconcile net income to net cash flows provided by (used in) operating activities:			
Depreciation, amortization and accretion	77	67	78
Provision for credit losses	86	80	72
Deferred tax expense (benefit)	46	45	(6)
Net securities (gains) losses	—	34	67
Loans originated for sale	(1,644)	(1,455)	(1,114)
Loans sold	1,561	1,391	1,071
Net (gains) losses on sale of loans	(18)	(18)	(5)
Net change in:			
Interest receivable	1	(4)	(34)
Interest payable	(14)	(5)	38
Bank owned life insurance, excluding purchases	(7)	—	(7)
Other, net	(171)	42	(222)
Net cash flows provided by (used in) operating activities	482	642	423
Investing Activities			
Net change in loans and leases, excluding sales and transfers	(1,104)	(2,113)	(2,442)
Debt securities available for sale:			
Purchases	(931)	(1,280)	(1,008)
Sales	—	231	581
Maturities/payments	774	860	517
Debt securities held to maturity:			
Purchases	(541)	(419)	(190)
Maturities/payments	413	358	369
Increase in premises and equipment	(106)	(139)	(88)
Net proceeds from sales of portfolio loans	10	799	—
Other	(2)	—	—
Net cash flows provided by (used in) investing activities	(1,487)	(1,703)	(2,261)
Financing Activities			
Net change in:			
Demand (non-interest-bearing and interest-bearing) and savings accounts	1,844	1,112	(2,662)
Time deposits	(194)	1,282	2,600
Short-term borrowings	761	(1,249)	1,134
Proceeds from issuance of long-term borrowings	638	1,379	1,230
Repayment of long-term borrowings	(1,751)	(341)	(352)
Redemption of preferred stock	—	(111)	—
Repurchases of common stock	(50)	(3)	(36)
Cash dividends paid:			
Preferred stock	—	(2)	(8)
Common stock	(174)	(175)	(174)
Other, net	10	12	8
Net cash flows provided by (used in) financing activities	1,084	1,904	1,740
Net Increase (Decrease) in Cash and Cash Equivalents	79	843	(98)
Cash and cash equivalents at beginning of year	2,419	1,576	1,674
Cash and Cash Equivalents at End of Year	$ 2,498	$ 2,419	$ 1,576

See accompanying Notes to Consolidated Financial Statements

F.N.B. CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The terms "FNB," "the Corporation," "we," "us" and "our" throughout this Report mean F.N.B. Corporation and our consolidated subsidiaries, unless the context indicates that we refer only to the parent company, F.N.B. Corporation. When we refer to "FNBPA" in this Report, we mean our bank subsidiary, First National Bank of Pennsylvania, and its subsidiaries.

NATURE OF OPERATIONS

F.N.B. Corporation, headquartered in Pittsburgh, Pennsylvania, is a diversified financial services company operating in seven states and the District of Columbia. Our market coverage spans several major metropolitan areas including: Pittsburgh, Pennsylvania; Baltimore, Maryland; Cleveland, Ohio; Washington, D.C.; Charlotte, Raleigh, Durham and the Piedmont Triad (Winston-Salem, Greensboro and High Point) in North Carolina; and Charleston, South Carolina. As of December 31, 2025, we had 355 branches throughout Pennsylvania, Ohio, Maryland, West Virginia, North Carolina, South Carolina, Washington D.C. and Virginia.

We provide a full range of commercial banking, consumer banking, and wealth management solutions through our subsidiary network which is led by our largest affiliate, FNBPA, founded in 1864. Commercial banking solutions include corporate banking, small business banking, investment real estate financing, government banking, business credit, capital markets and equipment financing. Consumer banking provides a full line of consumer banking products and services including deposit products, mortgage lending, consumer lending and a complete suite of mobile and online banking services. Wealth management services include asset management, private banking and insurance.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our accompanying Consolidated Financial Statements and these Notes to Consolidated Financial Statements include subsidiaries in which we have a controlling financial interest. We own and operate FNBPA, FNTC, First National Investment Services Company, LLC, FNIA, Bank Capital Services, LLC, F.N.B. Capital Corporation, LLC and FNB America Securities LLC, and include results for each of these entities in the accompanying Consolidated Financial Statements.

Companies in which we hold a controlling financial interest, or are a VIE, in which we have the power to direct the activities of an entity that most significantly impact the entity's economic performance and have an obligation to absorb losses or the right to receive benefits which could potentially be significant to the VIE, are consolidated. For a voting interest entity, a controlling financial interest is generally where we hold more than 50% of the outstanding voting shares. VIEs in which we do not hold the power to direct the activities of the entity that most significantly impact the entity's economic performance and an obligation to absorb losses or the right to receive benefits which could potentially be significant to the VIE are not consolidated. Investments in companies that are not consolidated are accounted for using the equity method when we have the ability to exert significant influence. Investments in private investment partnerships that are accounted for under the equity method or the cost method are included in other assets and our proportional interest in the equity investments' earnings are included in other non-interest income. Investment interests accounted for under the cost and equity methods are periodically evaluated for impairment.

The accompanying Consolidated Financial Statements include all adjustments that are necessary, in the opinion of management, to fairly reflect our financial position and results of operations in accordance with GAAP. All significant intercompany balances and transactions have been eliminated. Certain prior period amounts have been reclassified to the current period presentation. Such reclassifications had no impact on our net income and shareholders' equity. Events occurring subsequent to December 31, 2025 have been evaluated for potential recognition or disclosure in the Consolidated Financial Statements through the date of the filing of the Consolidated Financial Statements with the SEC.

Use of Estimates

Our accounting and reporting policies conform with GAAP. The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying Notes to Consolidated Financial Statements. Actual results could materially differ from those estimates. Material estimates that are particularly susceptible to significant changes include the ACL, fair value of financial instruments, goodwill and other intangible assets, and income taxes and DTAs.

Adoption of New Accounting Standards

Improvements to Income Tax Disclosures. Effective January 1, 2025, we adopted the provisions of ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* (the Update or ASU), which provided increased income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This ASU has been applied prospectively starting January 1, 2025. The adoption is limited to disclosure enhancements and did not result in a material impact to our Consolidated Financial Statements.

Purchased Loans. In November 2025, FASB issued ASU 2025-08, Financial Instruments – Credit Losses (Topic 326): Purchased Loans (the Update or ASU), to improve the decision usefulness of the financial reporting for acquired financial assets, enhancing comparability and consistency by adopting one approach. This ASU introduces the concepts of Purchased Seasoned Loans (PSL) and expands the application of the gross-up approach previously limited to PCD assets. An entity applying this approach would add the allowance for credit losses at the date of acquisition to the purchase price. Following our prospective adoption no later than January 1, 2027 of ASU 2025-08, this accounting would apply to a majority of future acquired loans, and we are assessing this ASU for adoption. Upon adoption, we do not expect this Update to have a material impact on our Consolidated Financial Statements.

Business Combinations

Business combinations are accounted for by applying the acquisition method. Under the acquisition method, identifiable assets acquired and liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date are measured at their fair values as of that date, and are recognized separately from goodwill. Results of operations of the acquired entities are included in the Consolidated Statements of Income from the date of acquisition.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash items in transit and amounts due from the FRB and other depository institutions (including interest-bearing deposits).

Debt Securities

Debt securities can be classified as trading, HTM or AFS securities. As of December 31, 2025 and 2024, we did not hold any trading debt securities. Interest income on debt securities includes amortization of purchase premiums or accretion of discounts. Premiums and discounts on debt securities are generally amortized on the level-yield method without anticipating prepayments, except for MBS where prepayments are anticipated. Premiums on callable debt securities are amortized to their earliest call date. A debt security is placed on non-accrual when principal or interest becomes greater than 90 days delinquent. Interest accrued but not received for a security placed on non-accrual is reversed against interest income. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

HTM debt securities are securities that management has the positive intent and ability to hold until their maturity. Such securities are carried at amortized cost. For certain HTM securities we have an expectation of zero expected credit losses. Based on a long history with no credit losses, high credit ratings, guarantees, and/or implied risk-free characteristics, we expect the non-payment risk associated with our UST, Fannie Mae, Freddie Mac, FHLB, Ginnie Mae and SBA securities to be zero, and accordingly, have no ACL on those securities. We believe that these qualitative factors are indicators that historical credit loss information should be nominally impacted, if at all, by current conditions and R&S forecasts. As such, we believe that without a change in these indicators, we may continue to assume zero credit losses on securities concluded to exhibit those factors. We also have a portfolio of HTM debt securities where we do not expect credit losses to be zero. This portfolio consists of high-grade municipal securities. To calculate the expected credit losses on these securities we group securities by major security type, rating and maturity and apply respective cumulative default rates from a third-party data provider. The baseline credit loss estimate is adjusted using a qualitative approach to account for potential variability in probabilities of default data for current conditions and R&S forecasts. Where available, expected credit losses take into consideration any enhancement a security has such as insurance, a guarantee or state aid.

Debt securities that are not classified as trading or HTM are classified as AFS and are carried at fair value. AFS debt securities in unrealized loss positions are evaluated for impairment related to credit losses at least quarterly. Impairment may result from credit deterioration of the issuer or collateral underlying the security. In performing an assessment of whether any decline in fair value is due to a credit loss, all relevant information is considered at the individual security level.

For AFS debt securities in an unrealized loss position, we first determine whether we have the intent to sell, or it is more likely than not that we will be required to sell, the security before recovery of its amortized cost basis. If the criteria for intent or requirement to sell is met, the security's amortized cost is written down to fair value and the write down is charged against the ACL with any incremental impairment reported in earnings in the Provision for Credit Losses line on the Consolidated Statements of Income. For AFS debt securities that do not meet the criteria for intent or requirement to sell, we evaluate whether the decline in fair value has resulted from credit losses or other factors. We first qualitatively evaluate each security to assess whether a potential credit loss exists. If as a result of this qualitative analysis we expect to get all of our principal back, then we conclude that the present value of expected cash flows equals or exceeds its amortized cost and no credit loss exists. If it was determined that a potential credit loss exists, we compare the present value of cash flows expected to be collected with our amortized cost basis. The credit loss is recorded through the ACL and limited to the amount the fair value is less than the amortized cost basis. We have made an accounting policy election for each major security type of AFS debt securities to adjust the effective interest rate used to discount expected cash flows to consider the timing of expected cash flows resulting from expected prepayments. Impairment for noncredit-related factors is recorded in OCI, net of income taxes.

Changes in the ACL are recorded as a provision for credit loss expense. Losses are charged against the ACL when an AFS debt security is not collectible or when we believe the criteria regarding the intent or requirement to sell is met.

Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase are accounted for as collateralized financing transactions and are recorded at the amounts at which the securities were sold plus accrued interest. Securities, generally U.S. government and federal agency securities, pledged as collateral under these financing arrangements cannot be sold or repledged by the secured party. The fair value of collateral either received from or provided to a third party is continually monitored and additional collateral is obtained or is requested to be returned to us as deemed appropriate.

Derivative Instruments and Hedging Activities

From time to time, we may enter into derivative transactions principally to protect against the risk of adverse price or interest rate movements on the value of certain assets and liabilities and on future cash flows. Foreign exchange derivatives are entered into to accommodate the needs of customers. All derivative instruments are carried at fair value on the Consolidated Balance Sheets as either an asset or liability. Accounting for the changes in fair value of a derivative is dependent upon whether it has been designated in a formal, qualifying hedging relationship. For derivatives in qualifying hedging relationships, we formally document all relationships between hedging instruments and hedged items, as well as our risk management objective and strategy for undertaking each hedge transaction. Cash flows from hedging activities are classified in the same category as the items hedged.

Changes in fair value of a derivative instrument that has been designated and qualifies as a cash flow hedge, including any ineffectiveness, are recorded in AOCI, net of tax. Amounts are reclassified from AOCI to the Consolidated Statements of Income in the same line item used to present the earnings effect of the hedged item in the period or periods in which the hedged transaction affects earnings.

At the hedge's inception, a formal assessment is performed to determine whether changes in the fair values or cash flows of the derivative instruments have been highly effective in offsetting changes in fair values or cash flows of the hedged items and whether they are expected to be highly effective in the future. At each reporting period thereafter, a statistical regression or qualitative analysis is performed to evaluate hedge effectiveness. If it is determined a derivative instrument has not been or will not continue to be highly effective as a hedge, hedge accounting is discontinued.

We also enter into interest rate swap agreements to meet the interest rate risk management needs of qualifying commercial loan customers. These agreements provide the customer the ability to convert from variable to fixed interest rates. We then enter into positions with a derivative counterparty in order to offset our exposure on the fixed components of the customer agreements. The credit risk associated with derivatives executed with customers is essentially the same as that involved in extending loans and is subject to normal credit policies and monitoring. We seek to minimize counterparty credit risk by entering into transactions with only high-quality institutions and using collateral agreements and other contract provisions. These arrangements meet the definition of derivatives, but are not designated as qualifying hedging relationships. The interest rate swap agreement with the loan customer and with the counterparty are reported at fair value in other assets and other liabilities on the Consolidated Balance Sheets with any changes in fair value recognized in current period earnings.

Loans Held for Sale and Loan Commitments

Certain of our residential mortgage loans are originated or purchased for sale in the secondary mortgage loan market. We make an automatic election to account for all originated or purchased residential mortgage loans held for sale under the FVO. The FVO election is intended to better reflect the underlying economics and better facilitate the economic hedging of the loans. The FVO is applied on an instrument-by-instrument basis and is an irrevocable election. Additionally, with the election of the FVO, fees and costs associated with the origination and acquisition of residential mortgage loans held for sale are expensed as incurred, rather than deferred. Changes in fair value under the FVO are recorded in mortgage banking operations non-interest income on the Consolidated Statements of Income. Fair value is determined on the basis of rates obtained in the respective secondary market for the type of loan held for sale. Gain or loss on the sale of loans is recorded in mortgage banking operations non-interest income. Interest income on loans held for sale is recorded in interest income.

We routinely issue IRLCs for residential mortgage loans that we intend to sell. These IRLCs are considered derivatives. We also enter into loan sale commitments to sell these loans when funded to mitigate the risk that the market value of residential mortgage loans may decline between the time the rate commitment is issued to the customer and the time we sell the loan. These loan sale commitments are also derivatives. Both types of derivatives are recorded at fair value on the Consolidated Balance Sheets with changes in fair value recorded in mortgage banking operations non-interest income.

We also originate loans guaranteed by the SBA for the purchase of businesses, business startups, business expansion, equipment and working capital. All SBA loans are underwritten and documented as prescribed by the SBA. SBA loans originated with the intention to sell on the secondary market are classified as held for sale and carried at the lower of cost or fair value. At the time of the sale, we allocate the carrying value of the entire loan between the guaranteed portion sold and the unguaranteed portion retained based on their relative fair value which results in a discount recorded on the retained portion of the loan. The guaranteed portion is typically sold at a premium and the gain is recognized in other income for any net premium received in excess of the relative fair value of the portion of the loan transferred. The net carrying value of the retained portion of the loans is included in the appropriate commercial loan classification for disclosure purposes.

Loans

Loans we intend to hold for the foreseeable future or until maturity or payoff are reported at amortized cost, net of the ACL. Amortized cost primarily consists of the principal balances outstanding, deferred origination fees or costs and premiums or discounts on purchased loans. Interest income on loans is computed over the term of the loans using the effective interest method. Loan origination fees or costs, premiums or discounts are deferred and amortized over the term of the loan or loan commitment period as an adjustment to the related loan yield.

Non-performing Loans

We place loans on non-accrual status and discontinue interest accruals on loans generally when principal or interest is due and has remained unpaid for a certain number of days, unless the loan is both well secured and in the process of collection. Commercial loans and leases are placed on non-accrual at 90 days, installment loans are placed on non-accrual at 120 days and residential mortgages and consumer lines of credit are generally placed on non-accrual at 180 days, though we may place a loan on non-accrual prior to these past due thresholds as warranted. When a loan is placed on non-accrual status, all unpaid accrued interest is reversed against interest income and the amortization of deferred fees and costs is suspended. Non-accrual loans may not be restored to accrual status until all delinquent principal and interest have been paid and the ultimate ability to collect the remaining principal and interest is reasonably assured. Loans are charged-off against the ACL and recoveries of amounts previously charged-off are credited to the ACL when realized.

Allowance for Credit Losses on Loans and Leases

We estimate the ACL on loans and leases using relevant available information, from internal and external sources, relating to past events, current conditions, and R&S forecasts under the CECL methodology. The ACL is measured on a collective (pool) basis when similar risk characteristics exist. Our portfolio segmentation is characterized by similarities in initial measurement, risk attributes, and the manner in which we monitor and assess credit risk and is comprised of commercial real estate, commercial and industrial, commercial leases, commercial other, direct installment, residential mortgages, indirect installment and consumer lines of credit.

The ACL on loans and leases represents our current estimate of lifetime credit losses in our loan portfolio at the balance sheet date. In determining the ACL, we estimate expected future losses for the loan's entire contractual term adjusted for expected prepayments when appropriate. The contractual term excludes expected extensions, renewals, and modifications. The ACL is the sum of three components: quantitative (formulaic or pooled) reserves; asset specific / individual loan reserves; and qualitative (judgmental) reserves.

Quantitative Component

We use a non-discounted cash flow factor-based approach to estimate expected credit losses that include component probability of default (PD)/LGD/exposure at default (EAD) models as well as less complex estimation methods for smaller loan portfolios.

- PD: This component model is used to estimate the likelihood that a borrower will cease making payments as agreed. The major contributors to this are the borrower credit attributes and macro-economic trends.

- LGD: This component model is used to estimate the loss on a loan once a loan is in default.

- EAD: Estimates the loan balance at the time the borrower stops making payments. For all term loans, an amortization based formulaic approach is used for account level EAD estimates. We calculate EAD using a portfolio specific method in each of our revolving product portfolios.

Asset Specific / Individual Component

Loans that do not share risk characteristics are generally evaluated on an individual basis. Loans evaluated individually are not included in the collective evaluation. We have elected to apply the practical expedient to measure expected credit losses of a collateral dependent asset using the fair value of the collateral, less any costs to sell.

Individual reserves are determined as follows:

- For commercial loans in default which are greater than or equal to $1.0 million, individual reserves are determined based on an analysis of the present value of the loan's expected future cash flows, the loan's observable market value, or the fair value of the collateral less costs to sell.

- For commercial and consumer loans in default which are below $1.0 million, an established LGD percentage is multiplied by the loan balance and the results are aggregated for purposes of measuring specific reserve impairment.

Qualitative Component

The ACL also includes identified qualitative factors related to distinctive risk factors, changes in current economic conditions that may not be reflected in quantitatively derived results, and other relevant factors to ensure the ACL reflects our best estimate of CECL.

While our reserve methodologies strive to reflect all relevant risk factors, there continues to be uncertainty associated with, but not limited to, potential imprecision in the estimation process due to the inherent time lag of obtaining information and normal variations between estimates and actual outcomes. We may adjust reserves to reflect such risks. The ACL also includes factors that may not be directly measured in the determination of individual or collective reserves. Such qualitative factors may include:

- Lending policies and procedures, including changes in policies and underwriting standards and practices for collections, write-offs, and recoveries;

- The experience, ability, and depth of lending, investment, collection, and other relevant personnel;

- The quality of the institution's credit review function;

- Concentrations of credit or changes in the level of such concentration;

- The effect of other external factors such as the regulatory, legal and technological environments; competition; and events such as natural disasters and other relevant factors; and

- Forecast uncertainty and imprecision.

Liability for Credit Losses on Unfunded Lending-Related Commitments

The AULC is management's estimate of credit losses inherent in our unfunded loan commitments, such as commercial and industrial revolving loan facilities, commercial real estate construction projects and home equity lines of credit, and is included in other liabilities on the Consolidated Balance Sheets. The AULC is estimated over the contractual period in which we are exposed to credit risk for obligations which are not unconditionally cancellable by us. The AULC is adjusted through provision for credit losses. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated useful life. Consistent with our estimation process on our loan and lease portfolio, we use a non-discounted cash flow factor-based approach to estimate expected credit losses that include component PD/LGD/EAD models as well as less complex estimation methods for smaller portfolios.

Purchased Credit Deteriorated Loans and Leases

We have purchased loans and leases, some of which have experienced more than insignificant credit deterioration since origination and have established criteria to assess whether a purchased financial asset, or group of assets, should be accounted for as PCD on the acquisition date. The selection of which criteria to apply, or the addition of new criteria, to a specific acquisition will be based on the facts and circumstances at the time of review, as well as the availability of information supplied by the acquiree. Generally, more-than-insignificant deterioration in credit quality since origination would include risk ratings of special mention or below, inconsistency of loan payments, non-accrual status at the time of acquisition, or loans modified in a TDM, in bankruptcy or for regulatory purposes.

PCD loans are recorded at the amount paid. The initial ACL is determined using the same methodology as other loans held for investment on a collective basis and is allocated to individual loans. The sum of the loan's purchase price and the ACL becomes the initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a noncredit discount or premium, which is amortized or accreted into interest income over the life of the loan. Subsequent changes to the ACL are recorded through the provision for credit losses.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the asset's estimated useful life. Leasehold improvements are expensed over the lesser of the asset's estimated useful life or the term of the lease including renewal periods when reasonably assured. Useful lives are dependent upon the nature and condition of the asset and range from 3 to 39 years. Maintenance and repairs are charged to expense as incurred, while major improvements are capitalized and amortized to expense over the identified useful life. Premises and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Cloud Computing Arrangements

We evaluate fees paid for cloud computing arrangements to determine if those arrangements include the purchase of or license to use software that should be accounted for separately as internal-use software. If a contract includes the purchase or license to use software that should be accounted for separately as internal-use software, the contract is amortized over the software's identified useful life in amortization of intangibles. For contracts that do not include a software license, the contract is accounted for as a service contract with fees paid recorded in other non-interest expense.

Other Real Estate Owned

OREO is comprised principally of commercial and residential real estate properties obtained in partial or total satisfaction of loan obligations. OREO acquired in settlement of indebtedness is included in other assets initially at fair value of the asset less estimated selling costs. Subsequent to acquisition, OREO is accounted for at the lower of amortized cost or fair value less estimated selling costs. Changes to the value subsequent to transfer are recorded in non-interest expense along with direct operating expenses. Gains or losses not previously recognized resulting from sales of OREO are recognized in non-interest income on the date of sale.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired. Other intangible assets represent purchased assets that lack physical substance but can be distinguished from goodwill because of contractual or other legal rights. Intangible assets that have finite lives, such as core deposit intangibles, customer relationship intangibles and renewal lists, are amortized over their estimated useful lives and subject to periodic impairment testing. Core deposit intangibles are primarily amortized over 10 years using accelerated methods. Customer renewal lists are amortized over their estimated useful lives which range from two to 13 years.

Goodwill and other intangibles are subject to impairment testing at the reporting unit level, which must be conducted at least annually. We perform impairment testing during the fourth quarter of each year, or more frequently if impairment indicators exist. We also continue to monitor other intangibles for impairment and to evaluate carrying amounts, as necessary.

Quarterly, we perform a goodwill impairment assessment. We first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. Qualitative factors include, among other things, macroeconomic conditions, industry and market considerations, financial performance of the respective reporting unit and other relevant entity- and reporting-unit specific considerations. If we conclude it is more likely than not that the fair value of a reporting unit is less than its carrying value, a quantitative assessment is performed. If the quantitative assessment results in the fair value of the reporting unit exceeding its carrying value, goodwill of the reporting unit is considered not impaired; however, if the carrying value of the reporting unit exceeds its fair value, an impairment charge is recorded for the excess, limited to the amount of goodwill assigned to a reporting unit.

Determining the fair value of a reporting unit under the goodwill impairment test is judgmental and often involves the use of significant estimates and assumptions. Similarly, estimates and assumptions are used in determining the fair value of other intangible assets. Estimates of fair value are primarily determined using discounted cash flows, market comparisons and recent transactions. These approaches use significant estimates and assumptions including projected future cash flows, discount rates reflecting the market rate of return, projected growth rates and determination and evaluation of appropriate market comparables.

Loan Servicing Rights

We have one primary class of servicing rights, residential mortgage loan servicing. We recognize the right to service residential mortgage loans for others as an asset whether we purchase the servicing rights or as a result from a sale of loans that we originated or purchased when the servicing is contractually separated from the underlying loan and retained by us.

We initially record servicing rights at fair value in other assets on the Consolidated Balance Sheets. Subsequently, servicing rights are measured at the lower of cost or fair value. Servicing rights are amortized in proportion to, and over the period of, estimated net servicing income in mortgage banking operations non-interest income for residential mortgage loans. The amount and timing of estimated future net cash flows are updated based on actual results and updated projections.

MSRs are separated into pools based on common risk characteristics of the underlying loans and evaluated for impairment at least quarterly. Impairment, if any, is recognized when carrying value exceeds the fair value as determined by calculating the present value of expected net future cash flows. If impairment exists at the pool level for residential mortgage loans, the servicing right is written down through a valuation allowance and is charged against mortgage banking operations non-interest income.

Bank Owned Life Insurance

We have purchased life insurance policies on certain current and former directors, officers and employees for which the Corporation is the owner and beneficiary. These policies are recorded in the Consolidated Balance Sheets at their cash surrender value, or the amount that could be realized by surrendering the policies. Tax-exempt income from death benefits and changes in the net cash surrender value are recorded in BOLI non-interest income.

Low Income Housing Tax Credit Partnerships

We invest in various affordable housing projects that qualify for LIHTCs. The net investments are recorded in other assets on the Consolidated Balance Sheets. These investments generate a return through the realization of federal tax credits. We use the proportional amortization method to account for a majority of our investments in these entities.

Effective January 1, 2024, we adopted the provision of ASU 2023-02, *Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method*, which permits reporting entities to make an accounting policy election to account for tax equity investments using the proportional amortization method if certain conditions are met. The election is to be made on a tax-credit-program-by-tax-credit-program basis and should be applied consistently to all investments within an elected tax credit program. Upon the adoption of ASU 2023-02, we elected to apply the proportional amortization method of accounting to our qualifying historic and new market tax credit investments. The proportional amortization method recognizes the amortized cost of the investment as a component of income tax expense on the Consolidated Statements of Income and as a component of operating activities within other assets and other liabilities on the Consolidated Statements of Cash Flows. We historically applied proportional amortization to the majority of our LIHTC investments. LIHTCs that do not meet the requirements of the proportional amortization method are recognized using the equity method. See Note 11, "Variable Interest Entities" for additional information.

Leases

We determine if an arrangement is, or contains, a lease at inception of the contract. As a lessee, we consider a contract to be, or contain, a lease if the contract conveys the right to control the use of an identified asset in exchange for consideration. We recognize in our Consolidated Balance Sheets the obligation to make lease payments and a right-of-use asset representing our right to use the underlying asset for the lease term. For an operating lease, the right-of-use asset and lease liability are included in other assets and other liabilities, respectively. Finance leases are included in premises and equipment, and other liabilities. We do not record leases with an initial term of 12 months or less on the Consolidated Balance Sheets, instead we recognize lease expense for these leases on a straight-line basis over the lease term.

Right-of-use assets and liabilities are initially measured at the present value of lease payments over the lease term, discounted using the interest rate implicit in the lease at the commencement date. Right-of-use assets are adjusted for any lease payments made prior to lease commencement, lease incentives, and accrued rent. If the rate implicit in the lease cannot be readily determined, we discount the lease using our incremental borrowing rate which is derived by reference to FNB's secured borrowing rate. Our leases may include options to extend or terminate the lease. When it is reasonably certain that we will exercise such an option, the lease term includes those periods. Lease expense for operating leases is recognized on a straight-line basis over the lease term. Lease expense for finance leases is recognized using the effective interest method. Certain of our lease agreements include variable rental payments based on a percentage of transactions and others include variable rental payments that periodically adjust to rates and charges stated in the agreements. Variable costs, such as maintenance expenses, property taxes, property insurance, transaction-based lease payments and index-based rate increases, are expensed as incurred. Right-of-use assets are reviewed for impairment when events or circumstances indicate that the carrying amount may not be recoverable. For operating leases, if deemed impaired, the right-of-use asset is written down and the remaining balance is subsequently amortized on a straight-line basis. We have real estate lease agreements with lease and non-lease components, which are generally accounted for as a single lease component.

As a lessor, when a lease meets certain criteria indicating that we effectively have transferred control of the underlying asset to the customer, the lease is classified as a sales-type lease. When a lease does not meet the criteria for a sales-type lease but meets the criteria of a direct financing lease, the lease is classified as a direct financing lease. When none of the required criteria for sales-type lease or direct-financing lease are met, the lease is classified as an operating lease.

Both sales-type leases and direct financing leases are recognized as a net investment in the lease on the Consolidated Balance Sheets. The net investment comprises the lease receivable including any residual value of the underlying asset that is guaranteed by the customer or any other third party unrelated to us and the unguaranteed residual value of the underlying asset. Operating lease income is recognized over the lease term on a straight-line basis. We do not evaluate whether sales taxes and similar taxes imposed by a governmental authority on lease transactions and collected by us are our primary obligation as owner of the underlying leased asset and exclude from lease income all taxes collected.

Revenue from Contracts with Customers

We earn certain revenues from contracts with customers. These revenues are recognized when control of the promised services is transferred to the customers in an amount that reflects the consideration we expect to be entitled to in an exchange for those services.

In determining the appropriate revenue recognition for our contracts with customers, we consider whether the contract has commercial substance and is approved by both parties with identifiable contractual rights, payment terms, and the collectability of consideration is probable. Generally, we satisfy our performance obligations upon the completion of services at the amount to which we have the right to invoice or charge under contracts with an original expected duration of one year or less. We apply this guidance on a portfolio basis to contracts with similar characteristics and for which we believe the results would not differ materially from applying this guidance to individual contracts.

Our services provided under contracts with customers are transferred at the point in time when the services are rendered. Generally, we do not defer incremental direct costs to obtain contracts with customers that would be amortized in one year or less under the practical expedient. These costs are recognized as expense, primarily salary and benefit expense, in the period incurred.

Deposit Services. We recognize revenue on deposit services based on published fees for services provided. Demand and savings deposit customers have the right to cancel their depository arrangements and withdraw their deposited funds at any time without prior notice. When services involve deposited funds that can be retrieved by customers without penalties, we consider the service contract term to be day-to-day, where each day represents the renewal of the contract. The contract does not extend beyond the services performed and revenue is recognized at the end of the contract term (daily) as the performance obligation is satisfied.

No deposit services fees exist for long-term deposit products beyond early withdrawal penalties, which are earned on these products at the time of early termination.

Revenues from deposit services fees are reduced where we have a history of waived or reduced fees by customer request or due to a customer service issue, by historical experience, or another acceptable method in the same period as the related revenues. Revenues from deposit services are reported in the Consolidated Statements of Income as service charges and in the Community Banking segment as non-interest income.

Wealth Management Services. Wealth advisory and trust services are provided on a month-to-month basis and invoiced as services are rendered. Fees are based on a fixed amount, or a scale based on the level of services provided or assets under administration. The customer has the right to terminate their services agreement at any time. We determine the value of services performed based on the fee schedule in effect at the time the services are performed. Revenues from wealth advisory and trust services are reported in the Consolidated Statements of Income as trust services and securities commissions and fees, and in the Wealth segment as non-interest income.

Insurance Services. Insurance services include full-service insurance brokerage services offering numerous lines of commercial and personal insurance through major carriers to businesses and individuals within our geographic markets. We recognize revenue on insurance contracts in effect based on contractually specified commission payments on premiums that are paid by the customer to the insurance carrier. Contracts are cancellable at any time, and we have no performance obligation to the customers beyond the time the insurance is placed into effect. Revenues from insurance services are reported in the Consolidated Statements of Income as insurance commissions and fees, and in the Insurance segment in the Business Segments footnote as non-interest income.

Other Services. Other services primarily consist of fees generated from various ancillary revenue streams including capital markets revenue and miscellaneous consumer fees. A large portion of capital markets revenue consists of swap fee income, and this income is recognized during the period of swap execution. Revenues from other services are recognized when, or as, the performance obligation is satisfied and are reported in the Consolidated Statements of Income as non-interest income.

Income Taxes

We file a consolidated federal income tax return. The provision for federal and state income taxes is based on income reported on the Consolidated Financial Statements, rather than the amounts reported on the respective income tax returns. DTAs and DTLs are computed using tax rates expected to apply to taxable income in the years in which those assets and liabilities are expected to be realized. The effect on DTAs and DTLs resulting from a change in tax rates is recognized as income or expense in the period that the change in tax rates is enacted.

We make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments are applied in the calculation of certain tax credits and in the calculation of the deferred income tax expense or benefit associated with certain DTAs and DTLs. Significant changes to these estimates may result in an increase or decrease to our tax provision in a subsequent period. We recognize interest and/or penalties related to income tax matters in income tax expense.

We assess the likelihood that we will be able to recover our DTAs. If recovery is not likely, we will increase our valuation allowance against the DTAs that are unlikely to be recovered by recording a provision for income taxes. We believe that we will ultimately recover the DTAs recorded on our Consolidated Balance Sheets.

We periodically review the tax positions we take on our tax return and apply a more likely than not recognition threshold for all tax positions that are uncertain. The amount recognized in the Consolidated Financial Statements is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the more likely than not test, no tax benefit is recorded.

Marketing Costs

Marketing costs are generally expensed as incurred.

Per Share Amounts

Earnings per common share is computed using net income available to common shareholders, which is net income adjusted for preferred stock dividends.

Basic earnings per common share is calculated by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding, net of unvested shares of restricted stock.

Diluted earnings per common share is calculated by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding, adjusted for the dilutive effect of potential common shares issuable for stock options and restricted shares, as calculated using the treasury stock method. Adjustments to net income available to common shareholders and the weighted average number of shares of common stock outstanding are made only when such adjustments dilute earnings per common share. The assumed proceeds from applying the treasury stock method when computing diluted earnings per share excludes the amount of excess tax benefits that would have been recognized in accumulated paid-in capital.

Retirement Plans

We sponsor retirement plans for our employees. The calculation of the obligations and related expenses under these plans requires use of actuarial valuation methods and assumptions. The plans utilize assumptions and methods including reflecting trust assets at their fair value for the qualified pension plans and recognizing the overfunded and underfunded status of the plans on our Consolidated Balance Sheets. Gains and losses, prior service costs and credits are recognized in AOCI, net of tax, until they are amortized, or immediately upon curtailment.

Stock-Based Compensation

Our stock-based compensation awards require the measurement and recognition of compensation expense, based on estimated fair values, for all stock-based awards, including stock options and restricted stock units, made to employees and stock awards made to directors. Generally, these restricted stock unit awards to employees vest over a three-year service period and the stock awards made to non-employee directors vest over a one-year period.

We are required to estimate the fair value of stock-based awards on the date of grant. For time-based awards, the value of the award is recognized as expense in our Consolidated Statements of Income over the shorter of requisite service periods or the period through the date that the employee first becomes eligible to retire.

We granted restricted stock unit awards with multiple conditions, both performance and market conditions. These awards are accounted for by considering the market condition in the grant date fair value and recognizing compensation expense over the service period based on the grant date fair value and the probability that the performance condition will be met. We account for forfeitures as they occur.

NOTE 2.   NEW ACCOUNTING STANDARDS

The following table summarizes accounting pronouncements issued by the FASB that we recently adopted or will be adopting in the future.

TABLE 2.1

Standard	Description	Financial Statements Impact
Income Statement		
ASU 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures: Clarifying the Effective Date *ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures: Disaggregation of Income Statement Expenses*	This Update requires public business entities to disclose, on an annual and interim basis, disaggregated information about certain income statement line items in a tabular format in the notes to the financial statements. Specifically, entities must disaggregate any relevant expense caption that includes one or more of the following natural expense categories: (1) purchases of inventory, (2) employee compensation, (3) depreciation, (4) intangible asset amortization, (5) depreciation, depletion, and amortization recognized as part of oil- and gas-producing activities (DD&A). Additionally, this Update also requires entities to disclose selling expense on both an annual and interim basis. This Update does not change the requirements for the presentation of expenses on the face of the income statement.	This Update is to be applied prospectively for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption and retrospective application are permitted. We are currently evaluating the effect this Update will have on related disclosures and our processes, systems, and controls related to the disclosures.
Software		
ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software: Targeted Improvements to the Accounting for Internal-Use Software	This Update removes the prescriptive stage-based model previously used for capitalization. Capitalization is instead required to begin when management authorizes funding, and the project is likely to be completed and used as intended using the probable-to-complete threshold. Additionally, this Update consolidates guidance applying the new software development principles to website development.	This Update is to be applied using either a prospective, modified transition, or retrospective approach and will be effective as of January 1, 2028. Early adoption of this Update is permitted. The adoption of this Update is not expected to have a material impact on our Consolidated Financial Statements.

Standard	Description	Financial Statements Impact
Credit Losses		
ASU 2025-08, Financial Instruments—Credit Losses: Purchased Loans	This Update introduces Purchased Seasoned Loans, extending the gross-up approach previously limited to purchased credit-deteriorated assets. An entity applying this approach would add the allowance for credit losses at the date of acquisition to the purchase price to determine the initial amortized cost basis.	This Update is to be applied prospectively for annual periods beginning January 1, 2027. Early adoption of this Update is permitted. The adoption of this Update is not expected to have a material impact on our Consolidated Financial Statements.
Hedging		
ASU 2025-09, Derivatives and Hedging: Hedge Accounting Improvements	This Update expands the hedged risks able to be aggregated in a cash flow hedge based on similar risk exposure, rather than shared risk exposure. Additionally, this Update allows an entity to select an alternative interest rate index or tenor without automatically dedesignating the hedge on forecasted interest payments of choose-your-rate debt instruments. This Update also expands the types of variable price components that can be designated as the hedged risk in a cash flow hedge of a forecasted purchase or sale of a nonfinancial asset.	This Update is to be applied prospectively for annual periods beginning January 1, 2027. Early adoption of this Update is permitted. The adoption of this Update is not expected to have a material impact on our Consolidated Financial Statements.

NOTE 3.   INVESTMENT SECURITIES

The amortized cost and fair value of AFS debt securities are presented in the table below. There was no ACL associated with the AFS portfolio at December 31, 2025 and December 31, 2024. Accrued interest receivable on AFS debt securities totaled $16.2 million and $14.3 million at December 31, 2025 and 2024, respectively, and is excluded from the estimate of credit losses and assessed separately in other assets in the Consolidated Balance Sheets. Accordingly, we have excluded accrued interest receivable from both the fair value and amortized cost basis of AFS debt securities.

TABLE 3.1

(in millions)	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value	
Debt Securities AFS:								
December 31, 2025								
U.S. Treasury	$	354	$	2	$	—	$	356
U.S. government agencies		35		—		—		35
U.S. GSE		266		—		—		266
Residential MBS:								
Agency MBS		801		7		(8)		800
Agency CMO		662		—		(61)		601
Agency commercial MBS		1,595		19		(15)		1,599
States of the U.S. and political subdivisions (municipals)		20		—		(1)		19
Other debt securities		50		1		—		51
Total debt securities AFS	$	3,783	$	29	$	(85)	$	3,727

(in millions)	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value	
Debt Securities AFS:								
December 31, 2024								
U.S. Treasury	$	274	$	1	$	(1)	$	274
U.S. government agencies		53		—		—		53
U.S. GSE		302		—		(2)		300
Residential MBS:								
Agency MBS		714		—		(20)		694
Agency CMO		796		—		(98)		698
Agency commercial MBS		1,420		3		(35)		1,388
States of the U.S. and political subdivisions (municipals)		24		—		(2)		22
Other debt securities		37		—		—		37
Total debt securities AFS	$	3,620	$	4	$	(158)	$	3,466

The amortized cost and fair value of HTM debt securities are presented in the following table. The ACL for the HTM portfolio was $0.29 million and $0.25 million at December 31, 2025 and 2024, respectively. Accrued interest receivable on HTM debt securities totaled $15.7 million and $14.6 million at December 31, 2025 and 2024, respectively, and is excluded from the estimate of credit losses and assessed separately in other assets in the Consolidated Balance Sheets. Accordingly, we have excluded accrued interest receivable from both the fair value and amortized cost basis of HTM debt securities.

TABLE 3.2

(in millions)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Debt Securities HTM:				
December 31, 2025				
Residential MBS:				
Agency MBS	$ 784	$ 2	$ (55)	$ 731
Agency CMO	612	—	(62)	550
Agency commercial MBS	1,715	18	(19)	1,714
States of the U.S. and political subdivisions (municipals)	982	1	(60)	923
Other debt securities	24	—	(1)	23
Total debt securities HTM	$ 4,117	$ 21	$ (197)	$ 3,941

(in millions)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Debt Securities HTM:				
December 31, 2024				
U.S. Treasury	$ 1	$ —	$ —	$ 1
U.S. GSE	29	—	—	29
Residential MBS:				
Agency MBS	901	1	(96)	806
Agency CMO	714	—	(95)	619
Agency commercial MBS	1,326	2	(44)	1,284
States of the U.S. and political subdivisions (municipals)	992	—	(103)	889
Other debt securities	16	—	—	16
Total debt securities HTM	$ 3,979	$ 3	$ (338)	$ 3,644

Net unrealized losses on the AFS and HTM portfolios are primarily due to the increase in market interest rates since the time of purchase with 86.3% of these securities backed or sponsored by the U.S. government as of December 31, 2025. There were no significant gross gains or losses realized on investment securities during 2025. During 2024, we sold $231.4 million of AFS securities resulting in a realized loss of $34.0 million as part of a proactive balance sheet management strategy. We reinvested the proceeds of these AFS securities sold with an average yield of 1.41% into securities yielding 4.78% with a similar duration and convexity profile. During 2023, we sold $648.7 million of AFS securities resulting in a realized loss of $67.4 million as part of a proactive balance sheet management strategy. We reinvested the proceeds of these AFS securities sold with an average yield of 1.08% into securities with yields approximately 350 basis points higher and a similar duration and convexity profile.

As of December 31, 2025, the amortized cost and fair value of debt securities, by contractual maturities, were as follows:

TABLE 3.3

(in millions)	Available for Sale		Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 180	$ 181	$ 4	$ 4
Due after one year but within five years	432	433	100	97
Due after five years but within ten years	95	96	259	249
Due after ten years	18	17	643	596
	725	727	1,006	946
Residential MBS:				
Agency MBS	801	800	784	731
Agency CMO	662	601	612	550
Agency commercial MBS	1,595	1,599	1,715	1,714
Total debt securities	$ 3,783	$ 3,727	$ 4,117	$ 3,941

Actual maturities may differ from contractual terms because security issuers may have the right to call or prepay obligations with or without penalties. Periodic principal payments are received on residential MBS based on the payment patterns of the underlying collateral.

Following is information relating to investment securities pledged:

TABLE 3.4

December 31	2025	2024
(dollars in millions)		
Securities pledged (carrying value):		
To secure public deposits, trust deposits and for other purposes as required by law	**$ 6,445**	$ 6,271
As collateral for short-term borrowings	**140**	182
Securities pledged as a percent of total securities	**84.0 %**	86.7 %

Following are summaries of the fair values of AFS debt securities in an unrealized loss position for which an ACL has not been recorded, segregated by security type and length of time in a continuous loss position:

TABLE 3.5

(dollars in millions)	Less than 12 Months			12 Months or More			Total		
	#	Fair Value	Unrealized Losses	#	Fair Value	Unrealized Losses	#	Fair Value	Unrealized Losses
Debt Securities AFS									
December 31, 2025									
U.S. government agencies	5	$ 8	$ —	12	$ 20	$ —	17	$ 28	$ —
U.S. GSE	2	65	—	3	51	—	5	116	—
Residential MBS:									
Agency MBS	1	46	—	90	251	(8)	91	297	(8)
Agency CMO	—	—	—	64	601	(61)	64	601	(61)
Agency commercial MBS	4	132	(1)	22	371	(14)	26	503	(15)
States of the U.S. and political subdivisions (municipals)	—	—	—	9	19	(1)	9	19	(1)
Other debt securities	—	—	—	3	9	—	3	9	—
Total	12	$ 251	$ (1)	203	$ 1,322	$ (84)	215	$ 1,573	$ (85)

(dollars in millions)	Less than 12 Months			12 Months or More			Total		
	#	Fair Value	Unrealized Losses	#	Fair Value	Unrealized Losses	#	Fair Value	Unrealized Losses
Debt Securities AFS									
December 31, 2024									
U.S. Treasury	3	$ 74	$ (1)	2	$ 75	$ —	5	$ 149	$ (1)
U.S. government agencies	6	11	—	12	25	—	18	36	—
U.S. GSE	2	75	—	7	126	(2)	9	201	(2)
Residential MBS:									
Agency MBS	9	235	(1)	92	355	(19)	101	590	(20)
Agency CMO	—	—	—	66	698	(98)	66	698	(98)
Agency commercial MBS	23	709	(8)	20	359	(27)	43	1,068	(35)
States of the U.S. and political subdivisions (municipals)	—	—	—	10	22	(2)	10	22	(2)
Other debt securities	—	—	—	4	10	—	4	10	—
Total	43	$ 1,104	$ (10)	213	$ 1,670	$ (148)	256	$ 2,774	$ (158)

We evaluated the AFS debt securities that were in an unrealized loss position at December 31, 2025. Based on the credit ratings and/or implied government guarantee for these securities, we concluded the loss position is temporary and caused by significant movements of interest rates and does not reflect any expected credit losses. We do not intend to sell these AFS debt securities and it is not more likely than not that we will be required to sell these securities before the recovery of their amortized cost basis.

Credit Quality Indicators

We use credit ratings and the most recent financial information to help evaluate the credit quality of our credit-related AFS and HTM securities portfolios. Management reviews the credit profile of each issuer on an annual basis, and more frequently as needed. Based on the nature of the issuers and current conditions, we have determined that investment securities backed by the UST, Fannie Mae, Freddie Mac, FHLB, Ginnie Mae, and the SBA have zero expected credit loss.

Our municipal bond portfolio with a carrying amount of $1.0 billion as of December 31, 2025 is highly rated with an average rating of AA and 97% of the portfolio is rated A or better. All of the investment securities in the municipal portfolio are general obligation bonds. Geographically, municipal bonds generally support our primary footprint as 59% of the securities are from municipalities located in the primary states within which we conduct business. The average holding size of the securities in the municipal bond portfolio is $2.5 million.

The ACL on the HTM municipal bond portfolio is calculated on each bond using:

- The bond's underlying credit rating, time to maturity and exposure amount;

- Credit enhancements that improve the bond's credit rating (e.g., insurance); and

- *Moody's U.S. Municipal Bond Default and Recovery Rates, 1970-2024.*

By using these components, we derive the expected credit loss on the HTM general obligation municipal bond portfolio. We further refine the expected credit loss by factoring in economic forecast data using our Commercial and Industrial Non-Manufacturing loan portfolio forecast adjustment as derived through our assessment of the loan portfolio as a proxy for our municipal bond portfolio.

Our corporate bond portfolio, with a carrying amount of $74.0 million as of December 31, 2025 consists of debentures of banks and bank holding companies. The average holding size of the securities in the corporate bond portfolio is $3.9 million.

The ACL on the HTM corporate bond portfolio is calculated using:

- The bond's credit rating, time to maturity and exposure amount;

- *Moody's Annual Default Study, 02/28/2025;* and

- The most recent financial statements.

By using these components, we derive the expected credit loss on the HTM corporate bond portfolio. We further refine the expected credit loss by factoring in economic forecast data using our bank-wide loan portfolio forecast adjustment as derived through our assessment of FNBPA's loan portfolio as a proxy for our corporate bond portfolio.

For the years ending December 31, 2025 and 2024, we had no significant provision expense and no charge-offs or recoveries for the investment securities portfolio. The ACL on the HTM portfolio was $0.29 million, consisting of $0.06 million relating to the municipal bond portfolio and $0.23 million relating to other debt securities, as of December 31, 2025, and $0.07 million relating to the municipal bond portfolio and $0.18 million relating to other debt securities as of December 31, 2024. The AFS securities portfolios did not have an ACL at December 31, 2025 or 2024. At December 31, 2025 and 2024, there were no investment securities that were past due or on non-accrual at either date.

NOTE 4.   OTHER SECURITIES

Following is a summary of non-marketable equity securities:

TABLE 4.1

December 31		2025		2024
(in millions)				
Federal Home Loan Bank stock	$	190	$	187
Federal Reserve Bank stock		142		142
Other non-marketable equity securities		1		1
Total non-marketable equity securities	$	333	$	330

We are a member of the FHLB of Pittsburgh and the FRB of Cleveland. Both institutions require members to purchase and hold a specified minimum level of stock based upon their membership, level of borrowings, collateral balances or participation in other programs. The FHLB and FRB stock is restricted in that they can only be sold back to the respective institutions. These non-marketable equity securities are included in other assets on the Consolidated Balance Sheets. The investments are carried at cost and evaluated for impairment periodically based on the ultimate recoverability of the par value. We determined there was no impairment at December 31, 2025 and 2024.

NOTE 5.   LOANS AND LEASES

Accrued interest receivable on loans and leases, which totaled $124.1 million at December 31, 2025 and $128.4 million at December 31, 2024, is excluded from the estimate of credit losses and assessed separately in other assets in the Consolidated Balance Sheets for both periods and is not included in the following tables.

Loans and Leases by Portfolio Segment

Following is a summary of total loans and leases, net of unearned income:

TABLE 5.1

December 31	2025	2024
(in millions)		
Commercial real estate	$ 12,274	$ 12,705
Commercial and industrial	7,718	7,550
Commercial leases	791	765
Other	141	144
Total commercial loans and leases	20,924	21,164
Direct installment	2,678	2,676
Residential mortgages	8,882	7,986
Indirect installment	767	739
Consumer lines of credit	1,526	1,374
Total consumer loans	13,853	12,775
Total loans and leases, net of unearned income	$ 34,777	$ 33,939

The remaining accretable discount included in the amortized cost of acquired loans was $21.2 million and $31.6 million at December 31, 2025 and 2024, respectively.

The loans and leases portfolio categories are comprised of the following types of loans, where in each case the LGD is dependent on the nature and value of the respective collateral:

- Commercial real estate includes both owner-occupied and non-owner-occupied loans, including construction loans, secured by commercial properties where operational cash flows on owner-occupied properties, including rents paid by stand-alone business customers, or rents received by our borrowers from their tenant(s) on both a property and global basis are the primary default risk drivers;

- Commercial and industrial includes loans to businesses that are not secured by real estate where the borrower's leverage and cash flows from operations are the primary default risk drivers;

- Commercial leases consist of leases for new or used equipment where the borrower's cash flow from operations is the primary default risk driver;

- Other is comprised primarily of credit cards and mezzanine loans where the borrower's cash flow from operations is the primary default risk driver;

- Direct installment is comprised of fixed-rate, closed-end consumer loans for personal, family or household use, such as home equity loans and automobile loans where the primary default risk driver is the borrower's employment status and income;

- Residential mortgages consist of conventional and jumbo mortgage loans, including construction loans, for 1-4 family properties where the primary default risk driver is the borrower's employment status and income;

- Indirect installment is comprised of loans originated by approved third parties and underwritten by us, primarily automobile loans where the primary default risk driver is the borrower's employment status and income; and

- Consumer lines of credit include home equity lines of credit and consumer lines of credit that are either unsecured or secured by collateral other than home equity where the primary default risk driver is the borrower's employment status and income.

The loans and leases portfolio consists principally of loans to individuals and small- and medium-sized businesses within our primary market in seven states and the District of Columbia. Our primary market coverage spans several major metropolitan areas including: Pittsburgh, Pennsylvania; Baltimore, Maryland; Cleveland, Ohio; Washington, D.C.; Charlotte, Raleigh, Durham and the Piedmont Triad (Winston-Salem, Greensboro and High Point) in North Carolina; and Charleston, South Carolina.

The following table shows occupancy information relating to commercial real estate loans:

TABLE 5.2

December 31	2025	2024
Commercial real estate:		
Percent owner-occupied	**30.9 %**	29.0 %
Percent non-owner-occupied	**69.1**	71.0

We have extended credit to certain directors and executive officers and their related interests. These related-party loans were made in the ordinary course of business under normal credit terms and do not involve more than a normal risk of collection.

Following is a summary of the activity for these related-party loans during 2025:

TABLE 5.3

(in millions)	
Balance at beginning of period	$ 6
New loans	4
Repayments	(2)
Other	(1)
Balance at end of period	$ 7

Credit Quality

We monitor the credit quality of our loan portfolio using several performance measures based on payment activity and borrower performance. We use an internal risk rating assigned to a commercial loan or lease at origination, summarized below.

TABLE 5.4

Rating Category	Definition
Pass	in general, the condition of the borrower and the performance of the loan is satisfactory or better
Special Mention	in general, the condition of the borrower has deteriorated, requiring an increased level of monitoring
Substandard	in general, the condition of the borrower has significantly deteriorated and the performance of the loan could further deteriorate if deficiencies are not corrected
Doubtful	in general, the condition of the borrower has significantly deteriorated and the collection in full of both principal and interest is highly questionable or improbable

The use of these internally assigned credit quality categories within the commercial loan and lease portfolio permits our use of transition matrices to establish a basis which is then impacted by quantitative inputs from our econometric model forecasts over the R&S period. Our internal credit risk grading system is based on past experiences with similarly graded loans and leases and conforms to regulatory categories. In general, loan and lease risk ratings within each category are reviewed on an ongoing basis according to our policy for each class of loans and leases. Each quarter, we analyze the resulting ratings, as well as other external statistics and factors such as delinquency, to track the migration performance of the commercial loan and lease portfolio. Loans and leases within the Pass credit category or that migrate toward the Pass credit category generally have a lower risk of loss compared to loans and leases that migrate toward the Substandard or Doubtful credit categories. Accordingly, we apply higher risk factors to Substandard and Doubtful credit categories.

The following table summarizes the designated loan rating category by loan class including term loans on an amortized cost basis by origination year and year-to-date gross charge-offs by originating year:

TABLE 5.5

(in millions)	2025	2024	2023	2022	2021	Prior	Revolving Loans Amortized Cost Basis	Total
December 31, 2025								
COMMERCIAL								
Commercial Real Estate:								
Risk Rating:								
Pass	$ 1,438	$ 1,336	$ 1,654	$ 1,587	$ 1,686	$ 3,637	$ 195	$ 11,533
Special Mention	5	17	18	135	94	147	6	422
Substandard	1	11	10	59	37	195	6	319
Total commercial real estate	1,444	1,364	1,682	1,781	1,817	3,979	207	12,274
Commercial real estate gross charge-offs	—	—	0.4	5.4	3.9	20.3	—	30.0
Commercial and Industrial:								
Risk Rating:								
Pass	1,799	1,011	787	616	360	835	1,835	7,243
Special Mention	35	11	12	5	3	72	148	286
Substandard	2	14	45	11	7	22	88	189
Total commercial and industrial	1,836	1,036	844	632	370	929	2,071	7,718
Commercial and industrial gross charge-offs	0.1	1.5	1.0	3.5	7.0	24.8	—	37.9
Commercial Leases:								
Risk Rating:								
Pass	262	222	140	73	41	37	—	775
Special Mention	1	3	1	—	1	3	—	9
Substandard	—	—	4	1	2	—	—	7
Total commercial leases	263	225	145	74	44	40	—	791
Commercial leases gross charge-offs	—	—	—	—	—	0.2	—	0.2
Other Commercial:								
Risk Rating:								
Pass	9	—	58	—	—	4	70	141
Total other commercial	9	—	58	—	—	4	70	141
Other commercial gross charge-offs	—	—	—	—	—	4.7	—	4.7
Total commercial loans and leases	3,552	2,625	2,729	2,487	2,231	4,952	2,348	20,924

(in millions)	2025	2024	2023	2022	2021	Prior	Revolving Loans Amortized Cost Basis	Total
December 31, 2025								
CONSUMER								
Direct Installment:								
Current	446	273	218	535	592	601	—	2,665
Past due	—	1	1	3	2	6	—	13
Total direct installment	446	274	219	538	594	607	—	2,678
Direct installment gross charge-offs	0.1	0.2	0.2	0.2	—	0.2	—	0.9
Residential Mortgages:								
Current	1,741	1,464	1,245	1,468	1,317	1,579	—	8,814
Past due	6	11	11	7	5	28	—	68
Total residential mortgages	1,747	1,475	1,256	1,475	1,322	1,607	—	8,882
Residential mortgages gross charge-offs	0.1	0.3	0.5	0.1	0.1	1.3	—	2.4
Indirect Installment:								
Current	311	272	16	41	69	43	—	752
Past due	1	3	2	4	4	1	—	15
Total indirect installment	312	275	18	45	73	44	—	767
Indirect installment gross charge-offs	0.4	1.0	0.9	2.5	2.0	0.8	—	7.6
Consumer Lines of Credit:								
Current	4	6	19	39	12	139	1,295	1,514
Past due	—	—	1	1	—	8	2	12
Total consumer lines of credit	4	6	20	40	12	147	1,297	1,526
Consumer lines of credit gross charge-offs	—	—	0.1	0.1	—	0.8	—	1.0
Total consumer loans	2,509	2,030	1,513	2,098	2,001	2,405	1,297	13,853
Total loans and leases	$ 6,061	$ 4,655	$ 4,242	$ 4,585	$ 4,232	$ 7,357	$ 3,645	$ 34,777
Total charge-offs	$ 0.7	$ 3.0	$ 3.1	$ 11.8	$ 13.0	$ 53.1	$ —	$ 84.7

(in millions)	2024	2023	2022	2021	2020	Prior	Revolving Loans Amortized Cost Basis	Total
December 31, 2024								
COMMERCIAL								
Commercial Real Estate:								
Risk Rating:								
Pass	$ 1,405	$ 1,661	$ 2,025	$ 1,984	$ 1,200	$ 3,235	$ 197	$ 11,707
Special Mention	1	10	177	52	107	181	37	565
Substandard	2	16	119	43	55	195	3	433
Total commercial real estate	1,408	1,687	2,321	2,079	1,362	3,611	237	12,705
Commercial real estate gross charge-offs	—	0.8	1.0	15.0	10.5	11.3	—	38.6
Commercial and Industrial:								
Risk Rating:								
Pass	1,241	1,079	1,074	647	461	669	1,861	7,032
Special Mention	6	20	57	74	12	63	41	273
Substandard	4	50	11	33	8	59	80	245
Total commercial and industrial	1,251	1,149	1,142	754	481	791	1,982	7,550
Commercial and industrial gross charge-offs	0.1	3.9	1.5	1.8	6.0	7.6	—	20.9
Commercial Leases:								
Risk Rating:								
Pass	331	184	106	60	26	39	—	746
Special Mention	—	1	—	—	—	1	—	2
Substandard	—	6	2	4	5	—	—	17
Total commercial leases	331	191	108	64	31	40	—	765
Commercial leases gross charge-offs	—	—	—	—	—	0.3	—	0.3
Other Commercial:								
Risk Rating:								
Pass	12	62	—	—	—	5	65	144
Total other commercial	12	62	—	—	—	5	65	144
Other commercial gross charge-offs	—	—	—	—	—	4.2	—	4.2
Total commercial loans and leases	3,002	3,089	3,571	2,897	1,874	4,447	2,284	21,164

(in millions)	2024	2023	2022	2021	2020	Prior	Revolving Loans Amortized Cost Basis	Total
December 31, 2024								
CONSUMER								
Direct Installment:								
Current	346	277	621	683	341	396	—	2,664
Past due	—	1	3	1	1	6	—	12
Total direct installment	346	278	624	684	342	402	—	2,676
Direct installment gross charge-offs	—	0.2	0.3	0.2	—	1.1	—	1.8
Residential Mortgages:								
Current	1,663	1,478	1,598	1,417	728	1,048	—	7,932
Past due	2	15	6	5	1	25	—	54
Total residential mortgages	1,665	1,493	1,604	1,422	729	1,073	—	7,986
Residential mortgages gross charge-offs	0.1	0.6	0.3	0.2	—	1.4	—	2.6
Indirect Installment:								
Current	396	24	67	142	49	42	—	720
Past due	1	3	6	6	2	1	—	19
Total indirect installment	397	27	73	148	51	43	—	739
Indirect installment gross charge-offs	0.2	1.8	4.5	3.2	0.5	1.6	—	11.8
Consumer Lines of Credit:								
Current	8	29	51	13	1	117	1,141	1,360
Past due	—	—	1	1	—	10	2	14
Total consumer lines of credit	8	29	52	14	1	127	1,143	1,374
Consumer lines of credit gross charge-offs	—	0.1	0.1	0.1	—	1.3	—	1.6
Total consumer loans	2,416	1,827	2,353	2,268	1,123	1,645	1,143	12,775
Total loans and leases	$ 5,418	$ 4,916	$ 5,924	$ 5,165	$ 2,997	$ 6,092	$ 3,427	$ 33,939
Total charge-offs	$ 0.4	$ 7.4	$ 7.7	$ 20.5	$ 17.0	$ 28.8	$ —	$ 81.8

We use delinquency transition matrices within the consumer and other loan classes to establish the basis for the R&S forecast portion of the credit risk. Each month, management analyzes payment and volume activity, Fair Isaac Corporation (FICO) scores and Debt-to-Income (DTI) scores and other external factors such as unemployment, to determine how consumer loans are performing.

Non-Performing and Past Due

The following table provides an analysis of the aging of loans by class.

TABLE 5.6

(in millions)	30-89 Days Past Due	≥ 90 Days Past Due and Still Accruing	Non-Accrual	Total Past Due	Current	Total Loans and Leases	Non-accrual with No ACL
December 31, 2025							
Commercial real estate	$ 10	$ —	$ 45	$ 55	$ 12,219	$ 12,274	$ 18
Commercial and industrial	10	—	35	45	7,673	7,718	15
Commercial leases	—	—	3	3	788	791	—
Other	34	1	2	37	104	141	—
Total commercial loans and leases	54	1	85	140	20,784	20,924	33
Direct installment	8	1	4	13	2,665	2,678	—
Residential mortgages	47	9	12	68	8,814	8,882	1
Indirect installment	14	—	1	15	752	767	—
Consumer lines of credit	7	2	3	12	1,514	1,526	—
Total consumer loans	76	12	20	108	13,745	13,853	1
Total loans and leases	$ 130	$ 13	$ 105	$ 248	$ 34,529	$ 34,777	$ 34

(in millions)	30-89 Days Past Due	> 90 Days Past Due and Still Accruing	Non-Accrual	Total Past Due	Current	Total Loans and Leases	Non-accrual with No ACL
December 31, 2024							
Commercial real estate	$ 26	$ —	$ 88	$ 114	$ 12,591	$ 12,705	$ 24
Commercial and industrial	10	—	52	62	7,488	7,550	19
Commercial leases	1	—	2	3	762	765	—
Other	1	—	2	3	141	144	—
Total commercial loans and leases	38	—	144	182	20,982	21,164	43
Direct installment	8	2	2	12	2,664	2,676	—
Residential mortgages	38	9	7	54	7,932	7,986	—
Indirect installment	16	1	2	19	720	739	—
Consumer lines of credit	8	2	4	14	1,360	1,374	—
Total consumer loans	70	14	15	99	12,676	12,775	—
Total loans and leases	$ 108	$ 14	$ 159	$ 281	$ 33,658	$ 33,939	$ 43

Following is a summary of non-performing assets:

TABLE 5.7

December 31		2025		2024
(dollars in millions)				
Non-accrual loans	$	105	$	159
Total non-performing loans and leases		105		159
Other real estate owned		3		3
Total non-performing assets	$	108	$	162
Asset quality ratios:				
Non-performing loans and leases / total loans and leases		0.30 %		0.47 %
Non-performing assets plus 90 days or more past due / total loans and leases plus OREO		0.35		0.52

The carrying value of residential-secured consumer OREO held as a result of obtaining physical possession upon completion of a foreclosure or through completion of a deed in lieu of foreclosure amounted to $1.1 million at December 31, 2025 and $1.2 million at December 31, 2024. The recorded investment of residential-secured consumer OREO for which formal foreclosure proceedings are in process at December 31, 2025 and 2024 totaled $16.9 million and $10.6 million, respectively.

Approximately $172.8 million of commercial loans are collateral dependent at December 31, 2025. Repayment is expected to be substantially made through the operation or sale of the collateral on the loan. These loans are primarily secured by business assets or commercial real estate.

Loan Modifications

During the period, there are loans whose contractual terms have been modified in a manner that grants a concession to a borrower experiencing financial difficulties. These modifications typically result from loss mitigation activities and could include a term extension, interest rate reduction, principal forgiveness and other actions intended to minimize the economic loss and to avoid foreclosure or repossession of collateral. Accrued interest receivable on loan modifications totaled $0.1 million and $0.2 million at December 31, 2025 and December 31, 2024, respectively, and is excluded from the amortized cost of loan modifications in the tables that follow.

The following table shows the amortized cost basis at the end of the reporting period of the loans modified during the period to borrowers experiencing financial difficulty, disaggregated by class of financing receivable, type of concession granted and the financial effect of the modifications made to borrowers experiencing financial difficulty:

TABLE 5.8

(dollars in millions)	Amortized Cost Basis	% of Total Class of Financing Receivable	Financial Effect
Twelve Months Ended December 31, 2025			
Term Extension			
Commercial real estate	$ 2.3	0.02 %	The modified loans had an average increase in term of 6 months, extending the maturity date.
Commercial and industrial	1.2	0.02	The modified loans had an average increase in term of 21 months, extending the maturity date.
Direct installment	2.7	0.10	The modified loans had an average increase in term of 77 months, extending the maturity date.
Residential mortgages	6.0	0.07	The modified loans had an average increase in term of 37 months, extending the maturity date.
Consumer lines of credit	0.7	0.05	The modified loans had an average increase in term of 169 months, extending the maturity date.
Total	12.9		
Term Extension and Rate Reduction			
Residential mortgages	3.2	0.04	The term was extended, with weighted average yield reductions of 32 basis points to 475 basis points with extensions up to 28 years.
Total	3.2		
Other			
Commercial real estate	1.5	0.01	The majority resulted in a 3 to 6 month deferral on principal payments.
Commercial and industrial	0.7	0.01	The majority resulted in a 3-month deferral on principal payments
Total	2.2		
Total Outstanding Modified	$ 18.3		

(dollars in millions)	Amortized Cost Basis	% of Total Class of Financing Receivable	Financial Effect
Twelve Months Ended December 31, 2024			
Term Extension			
Commercial real estate	$ 0.3	— %	The modified loans had an average increase in term of 7 months, extending the maturity date.
Commercial and industrial	0.1	—	Modifications were made with no material financial effect.
Direct installment	1.5	0.06	The modified loans had an average increase in term of 65 months, extending the maturity date.
Residential mortgages	7.3	0.09	The modified loans had an average increase in term of 70 months, extending the maturity date.
Consumer lines of credit	1.3	0.09	The modified loans had an average increase in term of 221 months, extending the maturity date.
Total	10.5		
Rate Reduction			
Residential mortgages	0.1	—	Modifications were made with no material financial effect.
Total	0.1		
Term Extension and Rate Reduction			
Commercial real estate	17.6	0.14	The terms were extended, with a weighted average yield reduction of 190 basis points.
Commercial and industrial	15.5	0.21	The modified loans had an average increase in term of 6 months, at a reduced rate.
Residential mortgages	1.3	0.02	Modifications were made with no material financial effect.
Consumer lines of credit	0.2	0.01	Modifications were made with no material financial effect.
Total	34.6		
Balloon Payment			
Commercial real estate	0.7	0.01	Modifications were made with no material financial effect.
Consumer lines of credit	0.2	0.03	Modifications were made with no material financial effect.
Total	0.9		
Other			
Commercial real estate	2.0	0.02	3 to 12 month payment deferrals with no income being earned on these loans.
Commercial and industrial	5.2	0.07	Temporarily lowered monthly payments, 3 to 9 month payment deferral or temporary interest only payments while borrowers were in work-out.
Total	7.2		
Total Outstanding Modified	$ 53.3		

(dollars in millions)	Amortized Cost Basis	% of Total Class of Financing Receivable	Financial Effect
Twelve Months Ended December 31, 2023			
Term Extension			
Commercial real estate	$ 21.5	0.17 %	The modified loans had an average increase in term of 15 months, extending the maturity date.
Commercial and industrial	20.6	0.28	The modified loans had an average increase in term of 34 months, extending the maturity date.
Direct installment	1.7	0.06	The modified loans had an average increase in term of 90 months, extending the maturity date.
Residential mortgages	3.8	0.06	The modified loans had an average increase in term of 91 months, extending the maturity date.
Consumer lines of credit	0.5	0.04	The repayment on the loans modified was extended, lowering the monthly repayment.
Total	48.1		
Term Extension and Rate Reduction			
Commercial and industrial	0.1	—	The term was extended, with a weighted average yield reduction of 462 basis points.
Direct installment	0.4	0.01	The modified loans had an average increase in term of 319 months, extending the maturity date.
Residential mortgages	0.8	0.01	The term was extended, with a weighted average yield reduction of 267 basis points.
Consumer lines of credit	0.7	0.05	The term was extended, with a weighted average yield reduction of 266 basis points.
Total	2.0		
Other			
Commercial real estate	8.3	0.07	The modified loans had an average increase in term of 6 months, extending the maturity date.
Direct installment	0.1	—	Multiple modifications were made with no material financial effect.
Residential mortgages	0.1	—	Multiple modifications were made with no material financial effect.
Consumer lines of credit	0.6	0.05	Primarily changed to a payment schedule with a fixed rate reduction of 508 basis points.
Total	9.1		
Total Outstanding Modified	$ 59.2		

Some loan modifications may not ultimately result in the full collection of principal and interest, as modified, and may result in potential incremental losses which are factored into the ACL. There were no additional funds committed to borrowers whose loans were modified during 2025 and 2024.

Commercial loans over $1.0 million whose terms have been modified may be placed on non-accrual, individually analyzed and measured based on the fair value of the underlying collateral. Our ACL includes specific reserves for commercial loans modified. There were no specific reserves for commercial loans modified at December 31, 2025 compared to $8.1 million at December 31, 2024, and pooled reserves for individual loans of $0.6 million and $1.8 million for those same periods, respectively, based on loan segment LGD. Upon default, the amount of the recorded investment of the modified loan balance in excess of the fair value of the collateral, less estimated selling costs, is generally considered a confirmed loss and is charged-off against the ACL.

All other classes of loans whose terms have been modified are pooled and measured based on the loan segment LGD. Our ACL included pooled reserves for these classes of loans of $1.3 million and $3.4 million as of December 31, 2025 and 2024, respectively. Upon default of an individual loan, our charge-off policy is followed for that class of loan.

Following is a summary of loans modified in a manner that grants a concession to a borrower experiencing financial difficulties, by class, for which there was a payment default, excluding loans that have been paid off and/or sold. Default occurs when a loan is 90 days or more past due or in non-accrual and is within 12 months of restructuring.

TABLE 5.9

Amortized cost basis of modified financing receivables that subsequently defaulted:

(in millions)	Term Extension		Term Extension and Rate Reduction		Balloon Payment		Other		Total Outstanding Modified	
Twelve Months Ended December 31, 2025										
Commercial real estate	$	1.1	$	—	$	—	$	2.0	$	3.1
Commercial and industrial		0.9		—		—		1.3		2.2
Total commercial loans and leases		2.0		—		—		3.3		5.3
Direct installment		0.3		—		—		—		0.3
Residential mortgages		1.9		0.6		—		—		2.5
Total consumer loans		2.2		0.6		—		—		2.8
Total	$	4.2	$	0.6	$	—	$	3.3	$	8.1

(in millions)	Term Extension		Term Extension and Rate Reduction		Balloon Payment		Other		Total Outstanding Modified	
Twelve Months Ended December 31, 2024										
Commercial real estate	$	0.3	$	—	$	0.7	$	5.9	$	6.9
Commercial and industrial		18.4		15.5		—		5.5		39.4
Total commercial loans and leases		18.7		15.5		0.7		11.4		46.3
Direct installment		0.7		—		—		—		0.7
Residential mortgages		4.7		0.4		—		—		5.1
Total consumer loans		5.4		0.4		—		—		5.8
Total	$	24.1	$	15.9	$	0.7	$	11.4	$	52.1

(in millions)	Term Extension		Term Extension and Rate Reduction		Balloon Payment		Other		Total Outstanding Modified	
Twelve Months Ended December 31, 2023										
Commercial real estate	$	0.4	$	—	$	—	$	5.2	$	5.6
Commercial and industrial		21.5		0.3		—		—		21.8
Total commercial loans and leases		21.9		0.3		—		5.2		27.4
Direct installment		0.1		—		—		—		0.1
Residential mortgages		0.3		0.3		—		—		0.6
Consumer lines of credit		0.1		—		—		—		0.1
Total consumer loans		0.5		0.3		—		—		0.8
Total	$	22.4	$	0.6	$	—	$	5.2	$	28.2

We closely monitor the performance of the loans that are modified to borrowers experiencing financial difficulty to understand the effectiveness of our modification efforts. The following table depicts the performance of loans that have been modified in the last 12 months:

TABLE 5.10

Payment status - amortization cost basis:

(in millions)		Current		30-89 Days Past Due		90+ Days Past Due
December 31, 2025						
Commercial real estate	$	3.6	$	—	$	0.2
Commercial and industrial		1.4		0.5		—
Total commercial loans and leases		5.0		0.5		0.2
Direct installment		1.9		0.6		0.2
Residential mortgages		5.2		3.0		1.0
Consumer lines of credit		0.6		0.1		—
Total consumer loans		7.7		3.7		1.2
Total	$	12.7	$	4.2	$	1.4

(in millions)		Current		30-89 Days Past Due		90+ Days Past Due
December 31, 2024						
Commercial real estate	$	20.5	$	—	$	—
Commercial and industrial		20.8		—		—
Total commercial loans and leases		41.3		—		—
Direct installment		1.2		0.3		—
Residential mortgages		5.5		1.8		1.5
Consumer lines of credit		1.4		0.3		—
Total consumer loans		8.1		2.4		1.5
Total	$	49.4	$	2.4	$	1.5

NOTE 6.   ALLOWANCE FOR CREDIT LOSSES ON LOANS AND LEASES

The ACL is maintained for credit losses expected in the existing loan and lease portfolio and is presented as a reserve against loans and leases on the Consolidated Balance Sheets. Loan and lease losses are charged off against the ACL, with recoveries of amounts previously charged off credited to the ACL. Provisions for credit losses are charged to operations based on management's periodic evaluation of the appropriate level of the ACL.

Following is a summary of changes in the ACL, by loan and lease class:

TABLE 6.1

(in millions)	Balance at Beginning of Year	Charge-Offs	Recoveries	Net Charge-Offs	Provision for Credit Losses	Balance at End of Year
Year Ended December 31, 2025						
Commercial real estate	$ 166.9	$ (30.0)	$ 1.3	$ (28.7)	$ 37.7	$ 175.9
Commercial and industrial	85.6	(37.9)	8.1	(29.8)	43.1	98.9
Commercial leases	22.9	(0.2)	—	(0.2)	3.5	26.2
Other	4.3	(4.7)	1.0	(3.7)	3.8	4.4
Total commercial loans and leases	279.7	(72.8)	10.4	(62.4)	88.1	305.4
Direct installment	29.1	(0.9)	0.7	(0.2)	(3.2)	25.7
Residential mortgages	95.9	(2.4)	0.5	(1.9)	(1.6)	92.4
Indirect installment	9.5	(7.6)	2.2	(5.4)	4.9	9.0
Consumer lines of credit	8.6	(1.0)	0.4	(0.6)	(1.0)	7.0
Total consumer loans	143.1	(11.9)	3.8	(8.1)	(0.9)	134.1
Total allowance for credit losses on loans and leases	422.8	(84.7)	14.2	(70.5)	87.2	439.5
Allowance for unfunded loan commitments	21.4	—	—	—	(1.3)	20.1
Total allowance for credit losses on loans and leases and allowance for unfunded loan commitments	$ 444.2	$ (84.7)	$ 14.2	$ (70.5)	$ 85.9	$ 459.6

(in millions)	Balance at Beginning of Year	Charge-Offs	Recoveries	Net Charge-Offs	Provision for Credit Losses	Balance at End of Year
Year Ended December 31, 2024						
Commercial real estate	$ 166.6	$ (38.6)	$ 2.5	$ (36.1)	$ 36.4	$ 166.9
Commercial and industrial	87.8	(20.9)	9.3	(11.6)	9.4	85.6
Commercial leases	21.2	(0.3)	0.1	(0.2)	1.9	22.9
Other	3.7	(4.2)	1.4	(2.8)	3.4	4.3
Total commercial loans and leases	279.3	(64.0)	13.3	(50.7)	51.1	279.7
Direct installment	33.8	(1.8)	1.1	(0.7)	(4.0)	29.1
Residential mortgages	70.5	(2.6)	1.2	(1.4)	26.8	95.9
Indirect installment	12.8	(11.8)	2.6	(9.2)	5.9	9.5
Consumer lines of credit	9.2	(1.6)	0.9	(0.7)	0.1	8.6
Total consumer loans	126.3	(17.8)	5.8	(12.0)	28.8	143.1
Total allowance for credit losses on loans and leases	405.6	(81.8)	19.1	(62.7)	79.9	422.8
Allowance for unfunded loan commitments	21.5	—	—	—	(0.1)	21.4
Total allowance for credit losses on loans and leases and allowance for unfunded loan commitments	$ 427.1	$ (81.8)	$ 19.1	$ (62.7)	$ 79.8	$ 444.2

(in millions)	Balance at Beginning of Period	Charge-Offs	Recoveries	Net Charge-Offs	Provision for Credit Losses	Balance at End of Period
Year Ended December 31, 2023						
Commercial real estate	$ 162.1	$ (12.4)	$ 4.4	$ (8.0)	$ 12.5	$ 166.6
Commercial and industrial	102.1	(51.2)	3.8	(47.4)	33.1	87.8
Commercial leases	13.5	—	—	—	7.7	21.2
Other	4.0	(4.5)	1.0	(3.5)	3.2	3.7
Total commercial loans and leases	281.7	(68.1)	9.2	(58.9)	56.5	279.3
Direct installment	35.9	(0.6)	0.6	—	(2.1)	33.8
Residential mortgages	55.5	(0.7)	0.5	(0.2)	15.2	70.5
Indirect installment	17.3	(10.7)	2.3	(8.4)	3.9	12.8
Consumer lines of credit	11.3	(1.0)	0.8	(0.2)	(1.9)	9.2
Total consumer loans	120.0	(13.0)	4.2	(8.8)	15.1	126.3
Total allowance for credit losses on loans and leases	401.7	(81.1)	13.4	(67.7)	71.6	405.6
Allowance for unfunded loan commitments	21.4	—	—	—	0.1	21.5
Total allowance for credit losses on loans and leases and allowance for unfunded loan commitments	$ 423.1	$ (81.1)	$ 13.4	$ (67.7)	$ 71.7	$ 427.1

Following is a summary of changes in the AULC by portfolio segment:

TABLE 6.2

Year Ended December 31	2025	2024	2023
(in millions)			
Balance at beginning of period	$ **21.4**	$ 21.5	$ 21.4
Provision for unfunded loan commitments and letters of credit:			
Commercial portfolio	**(1.1)**	0.1	0.3
Consumer portfolio	**(0.2)**	(0.2)	(0.2)
Balance at end of period	$ **20.1**	$ 21.4	$ 21.5

The model used to calculate the ACL is dependent on the portfolio composition and credit quality, as well as historical experience, current conditions and forecasts of economic conditions and interest rates. Specifically, the following considerations are incorporated into the ACL calculation:

- a third-party macroeconomic forecast scenario;

- a 24-month R&S forecast period for macroeconomic factors with a reversion to the historical mean on a straight-line basis over a 12-month period; and

- the historical through-the-cycle mean was calculated using an expanded period to include a prior recessionary period.

At December 31, 2025 and 2024, we utilized a third-party consensus macroeconomic forecast reflecting the current and projected macroeconomic environment. For our ACL calculation at December 31, 2025, the macroeconomic variables that we utilized included, but were not limited to: (i) the purchase only Housing Price Index, which increases 4.3% over our R&S forecast period, (ii) a Commercial Real Estate Price Index, which decreases 0.5% over our R&S forecast period, (iii) S&P Volatility, which decreases 2.2% in 2026 and 7.9% in 2027 and (iv) personal and business bankruptcies, which increase steadily over the R&S forecast period but average below the historical through the cycle period. While we have not changed our ACL modeling methodology, we continually assess our key macroeconomic variables and their correlation to our historical and expected portfolio performance. During the quarter ended September 30, 2025, we changed certain macroeconomic variables used for ACL modeling purposes as we believe the new variables better correlate to our historical performance over the economic cycles. Macroeconomic variables that we utilized for our ACL calculation as of December 31, 2024 included, but were not limited to: (i) the purchase only Housing Price Index, which increases 7.4% over our R&S forecast period, (ii) a Commercial Real Estate Price Index, which increases 3.9% over our R&S forecast period, (iii) S&P Volatility, which increases

34.9% in 2025 and 2.5% in 2026 and (iv) personal and business bankruptcies, which increase steadily over the R&S forecast period but average below the historical through the cycle period.

The ACL on loans and leases of $439.5 million at December 31, 2025 increased $16.7 million, or 4.0%, from December 31, 2024. Our ending ACL coverage ratio was 1.26% at December 31, 2025 and 1.25% at December 31, 2024. Total provision for credit losses for the year ended December 31, 2025 was $86.0 million, compared to $79.8 million in 2024. Net charge-offs were $70.5 million during 2025, compared to $62.7 million during 2024.

NOTE 7. LOAN SERVICING

Mortgage Loan Servicing

We retain the servicing rights on certain mortgage loans sold. The unpaid principal balance of mortgage loans serviced for others is listed below:

TABLE 7.1

December 31	2025	2024
(in millions)		
Mortgage loans sold with servicing retained	$ 7,062	$ 6,429

The following table summarizes activity relating to mortgage loans sold with servicing retained:

TABLE 7.2

Year Ended December 31	2025	2024	2023
(in millions)			
Mortgage loans sold with servicing retained	$ 1,382	$ 1,280	$ 980
Pre-tax net gains (losses) resulting from above loan sales [1]	22	21	3
Mortgage servicing fees [1]	17	15	14

(1) Recorded in mortgage banking operations on the Consolidated Statements of Income.

Following is a summary of activity relating to MSRs:

TABLE 7.3

Year Ended December 31	2025	2024	2023
(in millions)			
Balance at beginning of period	$ 70.5	$ 59.5	$ 52.8
Additions	14.5	16.6	11.3
Payoffs and curtailments	(5.2)	(3.4)	(2.2)
Impairment (charge) / recovery	—	0.1	(0.2)
Amortization / other	(6.3)	(2.3)	(2.2)
Balance at end of period	$ 73.5	$ 70.5	$ 59.5
Fair value, beginning of period	$ 86.3	$ 71.8	$ 68.6
Fair value, end of period	88.2	86.3	71.8

There was a $0.1 million valuation allowance for MSRs at December 31, 2025 and December 31, 2024.

The fair value of MSRs is highly sensitive to changes in assumptions and is determined by estimating the present value of the asset's future cash flows utilizing market-based prepayment rates, discount rates and other assumptions validated through comparison to trade information, industry surveys and the use of independent third-party valuations. Changes in prepayment speed assumptions have the most significant impact on the fair value of MSRs. Generally, as interest rates decline, mortgage loan prepayments accelerate due to increased refinance activity, which results in a decrease in the fair value of MSRs and as interest rates increase, mortgage loan prepayments decline, which results in an increase in the fair value of MSRs. Measurement of fair value is limited to the conditions existing and the assumptions utilized as of a particular point in time, and those assumptions may not be appropriate if they are applied at a different point in time.

Following is a summary of the sensitivity of the fair value of MSRs to changes in key assumptions:

TABLE 7.4

December 31	2025	2024
(dollars in millions)		
Weighted average life (months)	**89**	96
Constant prepayment rate (annualized)	**8.6 %**	7.6 %
Discount rate	**10.1 %**	10.3 %
Effect on fair value due to change in interest rates:		
+2.00%	$ **13**	$ 6
+1.00%	**10**	5
+0.50%	**7**	3
+0.25%	**4**	2
-0.25%	**(4)**	(2)
-0.50%	**(8)**	(5)
-1.00%	**(14)**	(11)
-2.00%	**(24)**	(20)
-3.00%	**(42)**	(34)

The sensitivity calculations above are hypothetical and should not be considered to be predictive of future performance. Changes in fair value based on adverse changes in assumptions generally cannot be extrapolated because the relationship of the changes in assumptions to fair value may not be linear. Also, in this table, the effects of an adverse variation in a particular assumption on the fair value of MSRs is calculated without changing any other assumptions, while in reality, changes in one factor may result in changing another, which may magnify or contract the effect of the change.

NOTE 8.   PREMISES AND EQUIPMENT

Following is a summary of premises and equipment:

TABLE 8.1

December 31	2025	2024
(in millions)		
Land	$ **71**	$ 66
Premises	**363**	343
Equipment	**582**	510
Finance leases	**39**	44
	1,055	963
Accumulated depreciation	**(487)**	(427)
Total premises and equipment, net	$ **568**	$ 536

Depreciation expense for premises and equipment is presented in the following table:

TABLE 8.2

December 31		2025		2024		2023
(in millions)						
Depreciation expense for premises and equipment	$	74	$	64	$	59

NOTE 9. GOODWILL AND OTHER INTANGIBLE ASSETS

The following table shows a rollforward of goodwill by line of business:

TABLE 9.1

(in millions)		Community Banking		Wealth Manage- ment		Insurance		Other		Total
Balance at January 1, 2024	$	2,446	$	8	$	23	$	—	$	2,477
Goodwill additions		—		—		1		—		1
Balance at December 31, 2024		2,446		8		24		—		2,478
Goodwill additions		—		—		—		2		2
Balance at December 31, 2025	$	2,446	$	8	$	24	$	2	$	2,480

There were no material changes to goodwill during 2025 and 2024.

The following table shows a summary of core deposit intangibles and customer renewal lists:

TABLE 9.2

(in millions)		Core Deposit Intangibles		Customer Renewal Lists		Total
December 31, 2025						
Gross carrying amount	$	258	$	19	$	277
Accumulated amortization		(224)		(17)		(241)
Net carrying amount	$	34	$	2	$	36
December 31, 2024						
Gross carrying amount	$	258	$	18	$	276
Accumulated amortization		(209)		(16)		(225)
Net carrying amount	$	49	$	2	$	51

Core deposit intangibles are being amortized primarily over 10 years using accelerated methods. Customer renewal lists are being amortized over their estimated useful lives, which range from two to 13 years.

The following table summarizes amortization expense recognized:

TABLE 9.3

December 31		2025		2024		2023
(in millions)						
Amortization expense	$	16	$	18	$	20

Following is a summary of the expected amortization expense on finite-lived intangible assets, assuming no new additions, for each of the five years following December 31, 2025:

TABLE 9.4

(in millions)		
2026	$	12
2027		8
2028		6
2029		4
2030		3
Total	$	33

Goodwill and other intangible assets are tested annually for impairment, and more frequently if events or changes in circumstances indicate the carrying value may not be recoverable. We completed this test in 2025 and 2024 and determined that our goodwill and other intangible assets are not impaired.

NOTE 10.   LEASES

We have operating leases primarily for certain branches, office space, land, and office equipment. We have finance leases for certain branches. Our operating leases expire at various dates through the year 2046 and generally include one or more options to renew. Our finance leases expire at various dates through the year 2051 and generally include one or more options to renew. The exercise of lease renewal options is at our sole discretion. As of December 31, 2025, we had operating lease right-of-use assets and operating lease liabilities of $195.2 million and $236.3 million, respectively, including $70.6 million in operating right-of-use assets and $101.2 million in operating lease liabilities with a related party. As of December 31, 2025, we had finance lease right-of-use assets and finance lease liabilities of $32.4 million and $35.5 million, respectively.

Our operating lease agreements do not contain any material residual value guarantees or material restrictive covenants. As of December 31, 2025, we have certain operating lease agreements, primarily for administrative office space, that are expected to commence in 2026 with lease terms of up to 20 years. At commencement, it is expected that these leases will add approximately $5.8 million in right-of-use assets and $5.8 million in other liabilities. In late 2024, the majority of FNB's Pittsburgh-based employees moved into the new headquarters building, consolidating several offices, subsidiaries and support departments under one roof to create opportunities for continued efficiency, collaboration and productivity enhancements. The related party operating lease is accounted for in a manner consistent with all other leases on the basis of the legally enforceable terms and conditions of the lease and the related party represents a VIE for which we are not the primary beneficiary.

The components of lease expense were as follows:

TABLE 10.1

	Twelve Months Ended December 31,					
(in millions)	**2025**		**2024**		**2023**	
Operating lease cost	$	**40**	$	41	$	34
Short-term lease cost		**1**		1		—
Variable lease cost		**6**		5		5
Finance lease cost		**4**		3		3
Total lease cost	$	**51**	$	50	$	42

Other information related to leases is as follows:

TABLE 10.2

(dollars in millions)	Twelve Months Ended December 31,			
	2025		2024	
Cash paid for amounts included in the measurement of lease liabilities:				
Operating cash flows from operating leases	**$**	**38**	$	34
Operating cash flows from finance leases	**$**	**1**	$	1
Right-of-use assets obtained in exchange for lease obligations:				
Operating leases	**$**	**19**	$	27
Finance leases	**$**	**—**	$	10
Weighted average remaining lease term (years):				
Operating leases		**10**		11
Finance leases		**17**		18
Weighted average discount rate:				
Operating leases		**4.0 %**		3.9 %
Finance leases		**3.6 %**		3.5 %

Future cash flows of lease liabilities are as follows:

TABLE 10.3

(in millions)	Operating Leases		Finance Leases		Total Leases	
December 31, 2025						
0 - 12 months	$	36	$	2	$	38
13 - 24 months		33		3		36
25 - 36 months		29		3		32
37 - 48 months		27		3		30
49 - 60 months		25		3		28
Later years		144		34		178
Total lease payments		294		48		342
Less: imputed interest		(58)		(12)		(70)
Present value of lease liabilities	$	236	$	36	$	272

As a lessor we offer commercial leasing services to customers in need of new or used equipment primarily within our market areas of Pennsylvania, Ohio, Maryland, North Carolina, South Carolina and West Virginia. Additional information relating to commercial leasing is provided in Note 5, "Loans and Leases" in the Notes to Consolidated Financial Statements.

NOTE 11.   VARIABLE INTEREST ENTITIES

We evaluate our interest in certain entities to determine if these entities meet the definition of a VIE and whether we are the primary beneficiary and required to consolidate the entity based on the variable interest we held both at inception and when there is a change in circumstances that requires a reconsideration.

Unconsolidated VIEs

The following table provides a summary of the assets and liabilities included in our Consolidated Financial Statements, as well as the maximum exposure to losses, associated with our interests related to VIEs for which we hold an interest, but are not the primary beneficiary. Additionally, we have an operating lease with a related party and a maximum exposure to loss of approximately $71 million and FNBPA made a construction loan to the same related party. For further information about this unconsolidated VIE, please see Note 10, "Leases."

TABLE 11.1

(in millions)	Total Assets		Total Liabilities		Maximum Exposure to Loss	
December 31, 2025						
Trust preferred securities [1]	$	3	$	74	$	—
Tax credit partnerships		174		66		174
Other investments		38		—		38
Total	$	215	$	140	$	212
December 31, 2024						
Trust preferred securities [1]	$	3	$	73	$	—
Tax credit partnerships		164		68		164
Other investments		34		—		34
Total	$	201	$	141	$	198

(1) Represents our investment in unconsolidated subsidiaries.

Trust-Preferred Securities

We have certain wholly-owned trusts whose assets, liabilities, equity, income and expenses are not included within our Consolidated Financial Statements. These trusts have been formed for the sole purpose of issuing TPS, from which the proceeds are then invested in our junior subordinated debentures, which are reflected in our Consolidated Balance Sheets as junior subordinated debt. The TPS are the obligations of the trusts, and as such, are not consolidated within our Consolidated Financial Statements. For additional information relating to our TPS, see Note 14, "Long-Term Borrowings" in the Notes to Consolidated Financial Statements.

Each issue of the junior subordinated debentures has an interest rate equal to the corresponding TPS distribution rate. We have the right to defer payment of interest on the debentures at any time, or from time-to-time for a period not exceeding five years provided that no extension period may extend beyond the stated maturity of the related debentures. During any such extension period, distributions to the TPS will also be deferred and our ability to pay dividends on our common stock will be restricted. Periodic cash payments and payments upon liquidation or redemption with respect to TPS are guaranteed by us to the extent of funds held by the trusts. The guarantee ranks subordinate and junior in right of payment to all our indebtedness to the same extent as the junior subordinated debt. The guarantee does not place a limitation on the amount of additional indebtedness that may be incurred by us.

Affordable Housing, Historic and New Market Tax Credit Partnerships

We make equity investments as a limited partner in various partnerships of affordable housing (LIHTC), historic tax credit (HTC) and new market tax credit (NMTC) programs pursuant to Sections 42, 47 and 45d of the Internal Revenue Code, respectively. The purpose of many of these investments is to support initiatives associated with the CRA while earning a satisfactory return. The activities of the LIHTC partnerships include the development and operation of multi-family housing that is leased to qualifying residential tenants. HTC partnerships allow us to make investments in projects that involve the rehabilitation of historic structures, often combining our investments with bank financing. NMTC partnerships are designed to channel investments into distressed communities, fostering community development and stimulating economic growth. These tax credit partnerships are generally located in communities where we have a banking presence and meet the definition of a VIE; however, we are not the primary beneficiary of the entities, as the general partner or managing member has both the power to direct the activities that most significantly impact the economic performance of the entities and the obligation to absorb losses beyond our own equity investment.

We apply the proportional amortization method of accounting for our investments in LIHTC, HTC and NMTC partnerships. We record our investment in tax credit partnerships as a component of other assets.

The following table presents the balances of our LIHTC, HTC and NMTC investments and related unfunded commitments:

TABLE 11.2

December 31		2025		2024
(in millions)				
Tax credit investments included in other assets	$	108	$	96
Unfunded tax credit investments		66		68

The following table summarizes the impact of these tax credit investments on the provision for income taxes in our Consolidated Statements of Income:

TABLE 11.3

		Year Ended December 31				
(in millions)		2025		2024		2023
Provision for income taxes:						
Amortization of tax credit investments under proportional method	$	23	$	21	$	15
Tax credits from tax credit investments		(25)		(21)		(16)
Other tax benefits related to tax credit investments		(4)		(3)		(2)
Total impact on provision for income taxes	$	(6)	$	(3)	$	(3)

Other Investments

Other investments we also consider to be unconsolidated VIEs include investments in Small Business Investment Companies and other equity method investments.

NOTE 12.   DEPOSITS

Following is a summary of deposits:

TABLE 12.1

December 31		2025		2024
(in millions)				
Non-interest-bearing demand	$	9,914	$	9,761
Interest-bearing demand		18,399		16,668
Savings		3,138		3,178
Certificates and other time deposits:				
Less than $100,000		3,580		3,434
$100,000 through $250,000		1,956		2,054
Greater than $250,000		1,772		2,012
Total certificates and other time deposits		7,308		7,500
Total deposits	$	38,759	$	37,107

Following is a summary of the scheduled maturities of certificates and other time deposits for the years following December 31, 2025:

TABLE 12.2

(in millions)		
2026	$	6,922
2027		259
2028		54
2029		35
2030		36
Later years		2
Total	$	7,308

NOTE 13.   SHORT-TERM BORROWINGS

Following is a summary of short-term borrowings:

TABLE 13.1

December 31	2025		2024	
(in millions)				
Securities sold under repurchase agreements	$	131	$	165
Federal Home Loan Bank advances		1,055		585
Federal funds purchased		705		370
Subordinated notes		126		136
Total short-term borrowings	$	2,017	$	1,256

Borrowings with original maturities of one year or less are classified as short-term. Securities sold under repurchase agreements are comprised of customer repurchase agreements, which are sweep accounts with next-day maturities utilized by larger commercial customers to earn interest on their funds. Securities are pledged to these customers in an amount at least equal to the outstanding balance. Of the total short-term FHLB advances, $530.0 million, or 50.2%, had overnight maturities as of December 31, 2025, compared to $335.0 million, or 57.3%, as of December 31, 2024. At December 31, 2025 and 2024, none of the short-term FHLB advances were swapped to fixed rates. Federal funds purchased are overnight funds borrowed from other financial institutions. Subordinated notes are unsecured and subordinated to our other indebtedness. The short-term subordinated notes mature within one year.

The following represents weighted average interest rates on short-term borrowings:

TABLE 13.2

December 31	2025	2024	2023
Year-to-date average	4.09 %	4.80 %	3.75 %
Period-end	3.59	4.11	5.17

NOTE 14.   LONG-TERM BORROWINGS

Following is a summary of long-term borrowings:

TABLE 14.1

December 31		2025		2024
(in millions)				
Federal Home Loan Bank advances	$	1,100	$	1,750
Senior notes		498		847
Subordinated notes		86		74
Junior subordinated debt		74		73
Other subordinated debt		143		268
Total long-term borrowings	$	**1,901**	$	3,012

Scheduled annual maturities for the long-term borrowings for the years following December 31, 2025 are as follows:

TABLE 14.2

(in millions)		
2026	$	320
2027		620
2028		228
2029		126
2030		500
Later years		107
Total	$	1,901

Federal Home Loan Bank advances

Our banking affiliate has available credit with the FHLB of $12.0 billion, of which $9.1 billion was available for borrowing as of December 31, 2025. The outstanding FHLB advances (including both short-term and long-term borrowings) are secured by $16.7 billion of loans collateralized by residential mortgages, home equity lines of credit and commercial real estate. The short-term borrowings are scheduled to mature in various amounts periodically through 2026 while the long-term borrowings are scheduled to mature periodically through 2028. Weighted average interest rates paid on long-term FHLB advances held during 2025 and 2024 were 4.27% and 4.74%, respectively.

Subordinated notes

Subordinated notes are unsecured and subordinated to our other indebtedness. The subordinated notes mature in various amounts periodically through the year 2035. At December 31, 2025, all of the subordinated notes are redeemable by the holders prior to maturity at a discount equal to three to 12 months of interest, depending on the term of the note. We may require the holder to give 30 days prior written notice. No sinking fund is required and none has been established to retire the notes. The weighted average interest rates on the subordinated notes are presented in the following table:

TABLE 14.3

December 31	2025	2024	2023
Subordinated notes weighted average interest rate	**4.70 %**	4.50 %	4.10 %

Junior subordinated debt

The junior subordinated debt is comprised of the debt securities issued by FNB, or companies we acquired, in relation to our four unconsolidated subsidiary trusts (collectively, the Trusts), which are unconsolidated VIEs and are included on the Consolidated Balance Sheets in long-term borrowings. One hundred percent of the common equity of each Trust is owned by

FNB. The Trusts were formed for the purpose of issuing FNB-obligated mandatorily redeemable capital securities, or TPS to third-party investors. The proceeds from the sale of TPS and the issuance of common equity by the Trusts were invested in junior subordinated debt securities issued by FNB, which are the sole assets of each Trust. Since third-party investors are the primary beneficiaries, the Trusts are not consolidated in our Financial Statements. The Trusts pay dividends on the TPS at the same rate as the distributions paid by us on the junior subordinated debt held by the Trusts. F.N.B. Statutory Trust II was formed by us, and the other three statutory trusts were assumed through acquisitions. The acquired statutory trusts were adjusted to fair value in conjunction with the various acquisitions.

We record the distributions on the junior subordinated debt issued to the Trusts as interest expense. The TPS are subject to mandatory redemption, in whole or in part, upon repayment of the junior subordinated debt. The TPS are eligible for redemption, at any time, at our discretion. Under capital guidelines, the junior subordinated debt, net of our investments in the Trusts, is included in tier 2 capital. We have entered into agreements which, when taken collectively, fully and unconditionally guarantee the obligations under the TPS subject to the terms of each of the guarantees.

The following table provides information relating to the Trusts as of December 31, 2025:

TABLE 14.4

(dollars in millions)	Trust Preferred Securities		Common Securities		Junior Subordinated Debt		Stated Maturity Date	Interest Rate	Rate Reset Factor
F.N.B. Statutory Trust II	$	22	$	1	$	22	6/15/2036	5.63 %	SOFR + 165 bps
Yadkin Valley Statutory Trust I		25		1		23	12/15/2037	5.30 %	SOFR + 132 bps
FNB Financial Services Capital Trust I		25		1		24	9/30/2035	5.41 %	SOFR + 146 bps
Patapsco Statutory Trust I		5		—		5	12/15/2035	5.46 %	SOFR + 148 bps
Total	$	77	$	3	$	74			

The SOFR rate used for the rate reset factors in the above table is the Benchmark Replacement (three-month CME term SOFR plus a tenor spread adjustment of 26 basis points).

Senior and other subordinated debt

The following table provides information relating to our senior notes and other subordinated debt as of December 31, 2025. The subordinated notes are eligible for treatment as tier 2 capital for regulatory capital purposes.

TABLE 14.5

(dollars in millions)	Aggregate Principal Amount Issued		Net Proceeds [5]		Carrying Value		Stated Maturity Date	Interest Rate
Senior Notes:								
Fixed-To-Floating Rate Senior Notes due December 11, 2030 [1]	$	500	$	497	$	498	12/11/2030	5.722 %
Total senior notes		500		497		498		
Other Subordinated Debt:								
Fixed-To-Floating Rate Subordinated Notes due 2029 [2]		120		118		119	2/14/2029	6.515 %
Fixed-To-Floating Rate Subordinated Notes due December 6, 2028 [3] [4]		25		26		24	12/6/2028	7.019 %
Total other subordinated debt		145		144		143		
Total	$	645	$	641	$	641		

(1) Fixed rate until December 11, 2029, at which time it converts to a floating rate determined by the Compounded SOFR plus 193 basis points.
(2) Floating rate effective February 14, 2024, determined by the Benchmark Replacement (three-month Chicago Mercantile Exchange (CME) term SOFR plus a tenor spread adjustment of 26 basis points) plus 240 basis points.
(3) Floating rate effective December 6, 2023, determined by the Benchmark Replacement (three-month CME term SOFR plus a tenor spread adjustment of 26 basis points) plus 302 basis points.
(4) Assumed from an acquisition and adjusted to fair value at the time of acquisition.
(5) After deducting underwriting discounts and commissions and offering costs. For the debt assumed from acquisitions, this is the fair value of the debt at the time of the acquisition.

Other Credit Availability

Excluding FHLB availability, our banking affiliate has additional unused other wholesale credit availability of $9.1 billion as of December 31, 2025.

Borrowing Activity

During the fourth quarter of 2025, $100.0 million in other subordinated debt that was issued in October 2015 matured. During the third quarter of 2025, $350.0 million in senior debt that was issued in August 2022 matured. During the second quarter of 2025, we redeemed $25.0 million in other subordinated debt assumed from our previous acquisition of UB Bancorp that was set to reprice at a higher interest rate.

During the fourth quarter of 2024, we completed a debt offering in which we issued $500 million aggregate principal amount of 5.722% fixed-rate / floating rate senior notes due in 2030. The net proceeds of the debt offering after deducting underwriting discounts and commissions and offering costs were $496.7 million. We used the net proceeds for general corporate purposes, including repayment of outstanding indebtedness, investments at the holding company level and capital to support the growth of FNBPA.

NOTE 15.   DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

We are exposed to certain risks arising from both our business operations and economic conditions. We principally manage our exposures to a wide variety of business and operational risks through management of our core business activities. We manage economic risks, including interest rate risk, primarily by managing the amount, source, and duration of our assets and liabilities, and through the use of derivative instruments. Derivative instruments are used to reduce the effects that changes in interest rates may have on net income and cash flows. We also use derivative instruments to facilitate transactions on behalf of our customers.

All derivatives are carried on the Consolidated Balance Sheets at fair value and do not take into account the effects of master netting arrangements we have with other financial institutions. Credit risk is included in the determination of the estimated fair value of derivatives. Derivative assets are reported in the Consolidated Balance Sheets in other assets while derivative liabilities are reported in other liabilities. Cash flow activity relating to derivative assets and derivative liabilities is reported in the other, net line in operating activities on the Consolidated Statements of Cash Flows. Changes in fair value are recognized in earnings except for certain changes related to derivative instruments designated as part of a cash flow hedging relationship, which are recognized in other comprehensive income.

The following table presents notional amounts and gross fair values of our derivative assets and derivative liabilities which are not offset in the Consolidated Balance Sheets:

TABLE 15.1

December 31	2025			2024		
	Notional Amount	Fair Value		Notional Amount	Fair Value	
(in millions)		Assets	Liabilities		Assets	Liabilities
Gross Derivatives						
Subject to master netting arrangements:						
Interest rate contracts – designated	$ 1,650	$ 13	$ —	$ 2,400	$ —	$ 6
Interest rate swaps – not designated	6,064	51	51	5,901	96	16
Total subject to master netting arrangements	7,714	64	51	8,301	96	22
Not subject to master netting arrangements:						
Interest rate swaps – not designated	6,064	51	155	5,901	16	287
Interest rate lock commitments – not designated	298	7	—	417	1	4
Forward delivery commitments – not designated	458	—	2	486	4	—
Credit risk contracts – not designated	815	—	—	819	—	—
Total not subject to master netting arrangements	7,635	58	157	7,623	21	291
Total	$ 15,349	$ 122	$ 208	$ 15,924	$ 117	$ 313

Certain derivative exchanges have enacted a rule change which in effect results in the legal characterization of variation margin payments for certain derivative contracts as settlement of the derivatives mark-to-market exposure and not collateral. Accordingly, we have changed our reporting of certain derivatives to record variation margin on trades cleared through these exchanges as settled. The daily settlement of the derivative exposure does not change or reset the contractual terms of the instrument.

Derivatives Designated as Hedging Instruments under GAAP

Interest Rate Contracts. We entered into interest rate derivative agreements to modify the interest rate characteristics of certain commercial loans and certain of our FHLB advances from variable rate to fixed rate in order to reduce the impact of changes in future cash flows due to market interest rate changes. These agreements are designated as cash flow hedges, in the form of interest rate swaps and collars, hedging the exposure to variability in expected future cash flows. The derivative's gain or loss, including any ineffectiveness, is initially reported as a component of OCI and subsequently reclassified into earnings in the same line item associated with the forecasted transaction when the forecasted transaction affects earnings.

The following table shows amounts reclassified from AOCI:

TABLE 15.2

	Amount of Gain (Loss) Recognized in OCI on Derivatives			Location of Gain (Loss) Reclassified from AOCI into Income	Amount of Gain (Loss) Reclassified from AOCI into Income		
	Year Ended December 31,				Year Ended December 31,		
(in millions)	2025	2024	2023		2025	2024	2023
Derivatives in cash flow hedging relationships:							
Interest rate contracts	$ 13	$ (18)	$ (10)	Interest income (expense)	$ (20)	$ (40)	$ (24)

The following table represents gains (losses) recognized in the Consolidated Statements of Income on cash flow hedging relationships:

TABLE 15.3

	Year Ended December 31,					
	2025		**2024**		**2023**	
(in millions)	**Interest Income - Loans and Leases**	**Interest Expense - Short-Term Borrowings**	**Interest Income - Loans and Leases**	**Interest Expense - Short-Term Borrowings**	**Interest Income - Loans and Leases**	**Interest Expense - Short-Term Borrowings**
Total amounts of income and expense line items presented in the Consolidated Statements of Income (the effects of cash flow hedges are included in these line items)	$ **1,996**	$ **68**	$ 1,985	$ 99	$ 1,754	$ 78
The effects of cash flow hedging:						
Gain (loss) on cash flow hedging relationships:						
Interest rate contracts:						
Amount of gain (loss) reclassified from AOCI into net income	**(20)**	**—**	(47)	7	(46)	22

As of December 31, 2025, the maximum length of time over which forecasted interest cash flows are hedged is 4.0 years. In the twelve months that follow December 31, 2025, we expect to reclassify from the amount currently reported in AOCI net derivative gains of $5.6 million ($4.4 million net of tax), in association with interest on the hedged loans. This amount could differ from amounts actually recognized due to changes in interest rates, hedge de-designations, and the addition of other hedges subsequent to December 31, 2025.

There were no components of derivative gains or losses excluded from the assessment of hedge effectiveness related to these cash flow hedges. Also, during the years ended December 31, 2025 and 2024, there were no gains or losses from cash flow hedge derivatives reclassified to earnings because it became probable that the original forecasted transactions would not occur.

Derivatives Not Designated as Hedging Instruments under GAAP

Interest Rate Swaps. We enter into interest rate swap agreements to meet the financing, interest rate and equity risk management needs of qualifying commercial loan customers. These agreements provide the customer the ability to convert from variable to fixed interest rates. The credit risk associated with derivatives executed with customers is essentially the same as that involved in extending loans and is subject to normal credit policies and monitoring. Swap derivative transactions with customers are not subject to enforceable master netting arrangements and are generally secured by rights to non-financial collateral, such as real and personal property.

We enter into positions with a derivative counterparty in order to offset our exposure on the fixed components of the customer interest rate swap agreements. We seek to minimize counterparty credit risk by entering into transactions only with high-quality financial dealer institutions.

Interest rate swap agreements with loan customers and with the offsetting counterparties are reported at fair value in other assets and other liabilities on the Consolidated Balance Sheets with any resulting gain or loss recorded in current period earnings as other income or other expense.

Interest Rate Lock Commitments. IRLCs are an agreement to extend credit to a mortgage loan borrower, or an agreement to purchase a loan from a third-party originator, whereby the interest rate on the loan is set prior to funding. We are bound to fund the loan at a specified rate, regardless of whether interest rates have changed between the commitment date and the loan funding date, subject to the loan approval process. The borrower is not obligated to perform under the commitment. As such, outstanding IRLCs subject us to interest rate risk and related price risk during the period from the commitment to the borrower through the loan funding date, or commitment expiration. The IRLCs generally range between 30 to 360 days. The IRLCs are reported at fair value in other assets and other liabilities on the Consolidated Balance Sheets with any resulting gain or loss recorded in current period earnings as mortgage banking operations non-interest income.

Forward Delivery Commitments. Forward delivery commitments on MBS are used to manage the interest rate and price risk of our IRLCs and mortgage loan held for sale inventory by fixing the forward sale price that will be realized upon sale of the mortgage loans into the secondary market. Historical commitment-to-closing ratios are considered to estimate the quantity of mortgage loans that will fund within the terms of the IRLCs. The forward delivery contracts are reported at fair value in other assets and other liabilities on the Consolidated Balance Sheets with any resulting gain or loss recorded in current period earnings as mortgage banking operations non-interest income.

Credit Risk Contracts. We purchase and sell credit protection under risk participation agreements to share with other counterparties some of the credit exposure related to interest rate derivative contracts or to take on credit exposure to generate revenue. We will make/receive payments under these agreements if a customer defaults on their obligation to perform under certain derivative swap contracts.

Risk participation agreements sold with notional amounts totaling $604 million as of December 31, 2025 have remaining terms ranging from three months to 15 years. Under these agreements, our maximum exposure assuming a customer defaults on their obligation to perform under certain derivative swap contracts with third parties would be $0 at both December 31, 2025 and 2024. The fair values of risk participation agreements purchased and sold were $0.1 million and $0.1 million, respectively, at December 31, 2025 and $0.1 million and $0, respectively, at December 31, 2024.

The following table presents the effect of certain derivative financial instruments on the Consolidated Statements of Income:

TABLE 15.4

		Year Ended December 31,		
(in millions)	Consolidated Statements of Income Location	2025	2024	2023
Interest rate swaps	Non-interest income - other	$ —	$ 1	$ (1)
Mortgage banking contracts	Mortgage banking operations	(5)	7	(3)
Credit risk contracts	Non-interest income - other	—	—	—

Counterparty Credit Risk

We are party to master netting arrangements with most of our swap derivative dealer counterparties. Collateral, usually marketable securities and/or cash, is exchanged between FNB and our counterparties, and is generally subject to thresholds and transfer minimums. For swap transactions that require central clearing, we post cash and securities to our clearing agency. Collateral positions are settled or valued daily, and adjustments to amounts received and pledged by us are made as appropriate to maintain proper collateralization for these transactions.

Certain master netting agreements contain provisions that, if violated, could cause the counterparties to request immediate settlement or demand full collateralization under the derivative instrument. If we had breached our agreements with our derivative counterparties we would be required to settle our obligations under the agreements at the termination value and would be required to pay $0.1 million as of December 31, 2025 and $0.2 million as of December 31, 2024, in excess of amounts previously posted as collateral with the respective counterparty.

The following table presents a reconciliation of the net amounts of derivative assets and derivative liabilities presented in the Consolidated Balance Sheets to the net amounts that would result in the event of offset. Swap derivative transactions with customers are generally secured by rights to non-financial collateral, such as real and personal property, which is not shown in the table below.

TABLE 15.5

(in millions)	Gross Amount Recognized		Gross Amount Offset in the Consolidated Balance Sheets		Net Amount Presented in the Consolidated Balance Sheets		Financial Instruments Available for Offset		Collateral Received/ Pledged		Net Amount	
December 31, 2025												
Derivative Assets												
Subject to master netting arrangement	$	64	$	—	$	64	$	43	$	20	$	1
Not subject to master netting arrangement		51		—		51						
Total	$	115	$	—	$	115						
Derivative Liabilities												
Subject to master netting arrangement	$	51	$	—	$	51	$	43	$	8	$	—
Not subject to master netting arrangement		155		—		155						
Total	$	206	$	—	$	206						
December 31, 2024												
Derivative Assets												
Subject to master netting arrangement	$	96	$	—	$	96	$	16	$	80	$	—
Not subject to master netting arrangement		16		—		16						
Total	$	112	$	—	$	112						
Derivative Liabilities												
Subject to master netting arrangement	$	22	$	—	$	22	$	16	$	6	$	—
Not subject to master netting arrangement		287		—		287						
Total	$	309	$	—	$	309						

NOTE 16.   COMMITMENTS, CREDIT RISK AND CONTINGENCIES

We have commitments to extend credit and standby letters of credit that involve certain elements of credit risk in excess of the amount stated in the Consolidated Balance Sheets. Our exposure to credit loss in the event of non-performance by the customer is represented by the contractual amount of those instruments. The credit risk associated with commitments to extend credit and standby letters of credit is essentially the same as that involved in extending loans and leases to customers and is subject to normal credit policies. Since many of these commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash flow requirements.

Following is a summary of off-balance sheet credit risk information:

TABLE 16.1

December 31		2025		2024
(in millions)				
Commitments to extend credit	$	**14,806**	$	14,283
Standby letters of credit		**263**		271

At December 31, 2025, funding of 83.2% of the commitments to extend credit was dependent on the financial condition of the customer. We have the ability to withdraw such commitments at our discretion. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Based on management's credit evaluation of the customer, collateral may be deemed necessary. Collateral requirements vary and may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by us that may require payment at a future date. The credit risk involved in issuing letters of credit is actively monitored through review of the historical performance of our portfolios.

Our AULC for commitments that are not unconditionally cancellable, which is included in other liabilities on the Consolidated Balance Sheets, was $20.1 million at December 31, 2025 and $21.4 million at December 31, 2024. Additional information relating to the AULC is provided in Note 6, "Allowance for Credit Losses on Loans and Leases" in the Notes to Consolidated Financial Statements.

In addition to the above commitments, subordinated notes issued by FNB Financial Services, LP, a wholly-owned finance subsidiary, are fully and unconditionally guaranteed by FNB. These subordinated notes are included in the summaries of short-term borrowings and long-term borrowings in Notes 13 and 14.

Other Legal and Regulatory Proceedings

In the ordinary course of business, we may assert claims in legal proceedings against another party or parties, and likewise may be named as defendants in, or made parties to, pending and potential legal actions. Also, as regulated entities, we are subject to governmental and regulatory examinations, information-gathering requests, and may be subject to investigations and proceedings (both formal and informal). Such asserted or threatened claims, litigation, investigations, inquiries, regulatory and administrative proceedings typically entail matters that are considered incidental to the normal conduct of business. Claims for significant monetary damages may be asserted in many of these types of legal actions, while claims for disgorgement, reimbursement, restitution, penalties and/or other remedial actions or sanctions may be sought in regulatory matters. In these instances, if we determine that we have meritorious defenses, we will engage in an aggressive defense. However, if management determines, in consultation with counsel, that settlement of a matter is in the best interest of FNB and our shareholders, we may do so. It is inherently difficult to predict the eventual outcomes of such matters given their complexity and the particular facts and circumstances at issue in each of these matters. However, on the basis of our current knowledge and understanding, and advice of counsel, we do not believe that judgments, sanctions, settlement resolutions, regulatory actions, investigations, inquiries, settlements or orders, if any, that have arisen or may arise from these matters (either individually or in the aggregate, after giving effect to applicable reserves and insurance coverage) will have a material adverse effect on our financial position or liquidity, although they could potentially have a material effect on net income in a given period.

In view of the inherent unpredictability of outcomes in litigation and governmental and regulatory matters, particularly where (i) the damages sought are indeterminate, (ii) the proceedings are in the early stages, or (iii) the matters involve novel legal theories or a large number of parties, as a matter of course, there is considerable uncertainty surrounding the timing or ultimate resolution of litigation and governmental and regulatory matters, including a possible eventual loss, financial or other commitments, fine, restitution, penalty, business or adverse reputational impact, if any, associated with each such matter. In accordance with applicable accounting guidance, we establish accruals for litigation and governmental and regulatory matters when those matters proceed to a stage where they present loss contingencies that are both probable and reasonably estimable. In such cases, there may be a possible exposure to loss in excess of any amounts accrued. We will continue to monitor such matters, including ongoing reviews, examinations, and investigations by banking regulatory agencies and other government authorities, for developments that could affect the amount of the accrual, and will adjust the accrual amount as appropriate. If the loss contingency in question is not both probable and reasonably estimable, we do not establish an accrual and the matter will continue to be monitored for any developments that would make the loss contingency both probable and reasonably estimable. We believe that our accruals for legal proceedings are appropriate and, in the aggregate, are not material to our consolidated financial position, although future accruals could have a material effect on net income in a given period.

On February 5, 2024, we announced that Yadkin Bank and its successor by merger, FNBPA, reached a settlement with the DOJ and the State of North Carolina to resolve their fair lending concerns, which FNBPA disputed, related to the assessment of mortgage lending activities during a four-year period in the Winston-Salem and Charlotte, North Carolina markets that began prior to Yadkin's merger with FNBPA in March 2017. The settlement included FNBPA's commitment to provide $11.75 million in subsidies on mortgages and home equity loans originated in the Charlotte and Winston-Salem, North Carolina markets beginning in 2024 continuing until the full amount has been deployed. This subsidy amount is part of our existing, previously announced commitment to underserved communities, including the Winston-Salem and Charlotte markets. Importantly, the settlement was not initiated through a referral by a federal bank regulatory agency or consumer complaint, and included no civil money penalties levied against FNBPA. Effective January 2026, FNBPA had fully deployed the $11.75 million mortgage subsidy in the Charlotte and Winson Salem MBHCTs.

NOTE 17. STOCK INCENTIVE PLANS

Restricted Stock

We issue restricted stock unit awards to key employees under our Incentive Compensation Plan (Plan). We issue time-based awards and performance-based awards under this Plan, both of which are based on a three-year vesting period. The grant-date fair value of the time-based awards is equal to the price of our common stock on the grant date. The fair value of the performance-based awards is based on a Monte-Carlo simulation valuation of our common stock as of the grant date. The assumptions used for this valuation include stock price volatility, risk-free interest rate and dividend yield. We granted 1,423,017 and 1,280,942 restricted stock units during 2025 and 2024, respectively, including 318,260 and 336,588 performance-based restricted stock units during those same periods, respectively. We have shareholder approval under the Plan to issue up to 14,000,000 shares of common stock, As of December 31, 2025, we had 7,545,673 remaining shares available for awards under the Plan.

The unvested restricted stock unit awards are eligible to receive cash dividends or dividend equivalents which are ultimately used to purchase additional shares of stock and are subject to forfeiture if the requisite service period is not completed or the specified performance criteria are not met. These awards are subject to certain accelerated vesting provisions upon retirement, death, disability or in the event of a change in control as defined in the award agreements.

The following table summarizes the activity relating to restricted stock units during the periods indicated:

TABLE 17.1

	2025		2024		2023	
	Units	**Weighted Average Grant Price per Share**	**Units**	**Weighted Average Grant Price per Share**	**Units**	**Weighted Average Grant Price per Share**
Unvested units outstanding at beginning of year	**3,571,311**	**$ 13.38**	3,502,598	$ 12.89	4,821,182	$ 10.30
Granted	**1,423,017**	**14.51**	1,280,942	14.05	1,438,195	12.71
Net adjustment	**319,083**	**—**	379,357	—	191,021	—
Vested	**(1,612,222)**	**13.46**	(1,531,209)	12.75	(2,311,364)	7.03
Forfeited/expired/canceled	**(216,941)**	**13.16**	(60,377)	12.54	(636,436)	8.14
Unvested units outstanding at end of year	**3,484,248**	**13.92**	3,571,311	13.38	3,502,598	12.89

The following table provides certain information related to restricted stock units:

TABLE 17.2

Year Ended December 31		2025		2024		2023
(in millions)						
Stock-based compensation expense	$	17	$	17	$	18
Tax benefit related to stock-based compensation expense		4		4		4
Fair value of units vested		22		20		18

As of December 31, 2025, there was $10.7 million of unrecognized compensation cost related to unvested restricted stock units.

The components of the restricted stock units as of December 31, 2025 are as follows:

TABLE 17.3

(dollars in millions)		Service-Based Units		Performance-Based Units		Total
Unvested restricted stock units		2,514,504		969,744		3,484,248
Unrecognized compensation expense	$	11	$	—	$	11
Intrinsic value	$	43	$	17	$	60
Weighted average remaining life (in years)		1.83		1.96		1.86

NOTE 18.   RETIREMENT PLANS

We sponsor the Retirement Income Plan (RIP), a qualified noncontributory defined benefit pension plan that has been frozen. The RIP covered employees who satisfied minimum age and length of service requirements.

We also sponsor two supplemental non-qualified retirement plans that have been frozen. The ERISA Excess Retirement Plan provides retirement benefits equal to the difference, if any, between the maximum benefit allowable under the Internal Revenue Code and the amount that would be provided under the RIP, if no limits were applied. The Basic Retirement Plan (BRP) is applicable to certain officers whom the Board of Directors designates. Officers participating in the BRP receive a benefit based on a target benefit percentage based on years of service at retirement and a designated tier as determined by the Board of Directors. When a participant retires, the benefit under the BRP is a monthly benefit equal to the participant's aggregate target benefit percentage multiplied by the participant's highest average monthly cash compensation, including bonuses, during five consecutive calendar years within the last ten calendar years of employment before 2009. This monthly benefit is reduced by the monthly benefit the participant receives from the Social Security Administration, the RIP, the ERISA Excess Retirement Plan and the annuity equivalent of the automatic contributions paid to participants under the qualified 401(k) defined contribution plan and the ERISA Excess Lost Match Plan.

The following table provides information relating to the accumulated benefit obligation, change in benefit obligation, change in plan assets, the plans' funded status and the amount included in the Consolidated Balance Sheets for the qualified and non-qualified plans described above (collectively, the Plans):

TABLE 18.1

December 31		2025				2024			
(in millions)		Qualified		Non-Qualified	Total	Qualified		Non-Qualified	Total
Accumulated benefit obligation	$	107	$	13	$ 120	$ 108	$	14	$ 122
Projected benefit obligation at beginning of year	$	108	$	14	$ 122	$ 116	$	15	$ 131
Interest cost		5		1	6	5		1	6
Actuarial loss (gain)		3		1	4	(4)		—	(4)
Benefits paid		(9)		(3)	(12)	(9)		(2)	(11)
Projected benefit obligation at end of year	$	107	$	13	$ 120	$ 108	$	14	$ 122
Fair value of plan assets at beginning of year	$	184	$	—	$ 184	$ 178	$	—	$ 178
Actual return on plan assets		20		—	20	15		—	15
Corporation contribution		—		3	3	—		2	2
Benefits paid		(9)		(3)	(12)	(9)		(2)	(11)
Fair value of plan assets at end of year	$	195	$	—	$ 195	$ 184	$	—	$ 184
Funded status of plans	$	88	$	(13)	$ 75	$ 76	$	(14)	$ 62

The unrecognized actuarial loss, prior service cost and net transition obligation are required to be recognized into earnings over the average remaining participant life due to the freezing of the RIP, which may, on a net basis, reduce future earnings.

Actuarial assumptions used in the determination of the projected benefit obligation in the Plans are as follows:

TABLE 18.2

Assumptions at December 31	2025	2024
Weighted average discount rate	**5.16 %**	5.48 %

The discount rate assumption at December 31, 2025 and 2024 was determined using a yield-curve based approach. A yield curve was produced for a universe containing the majority of U.S.-issued Aa-graded corporate bonds, all of which were non-callable (or callable with make-whole provisions), and after excluding the 10% of the bonds with the highest and lowest yields. The discount rate was developed as the level equivalent rate that would produce the same present value as that using spot rates aligned with the projected benefit payments. The rates of increase in compensation levels only pertains to the non-qualified plan for 2023. There were no participants accruing benefits under this plan, therefore the compensation level assumption was no longer used.

The net periodic pension cost and OCI for the Plans included the following components:

TABLE 18.3

Year Ended December 31	2025		2024		2023	
(in millions)						
Interest cost	$	**6**	$	6	$	7
Expected return on plan assets		**(12)**		(12)		(11)
Actuarial loss amortization		**1**		2		2
Total pension cost (income)		**(5)**		(4)		(2)
Other changes in plan assets and benefit obligations recognized in other comprehensive loss (income):						
Current year actuarial (gain) loss		**(5)**		(8)		(1)
Amortization of actuarial loss		**(1)**		(2)		(2)
Total amount recognized in other comprehensive loss (income)		**(6)**		(10)		(3)
Total amount recognized in net periodic benefit cost (benefit) and other comprehensive loss (income)	$	**(11)**	$	(14)	$	(5)

The plans have an actuarial measurement date of December 31. Actuarial assumptions used in the determination of the net periodic pension cost in the Plans are as follows:

TABLE 18.4

Assumptions for the Year Ended December 31	2025	2024	2023
Weighted average discount rate	**5.48 %**	4.99 %	5.34 %
Expected long-term rate of return on assets	**6.75**	6.75	6.75
Rates of increase in compensation levels	**n/a**	n/a	3.30

The rates of increase in compensation levels only pertains to the non-qualified plan for 2023. At the end of 2025 and 2024, there were no participants accruing benefits under this plan, therefore the compensation level assumption was no longer used. The expected long-term rate of return on plan assets has been established by considering historical and anticipated expected returns on the asset classes invested in by the pension trust and the allocation strategy currently in place among those classes.

The change in plan assets reflects benefits paid from the qualified pension plans of $9.3 million and $9.5 million for 2025 and 2024, respectively. We did not make a contribution to the RIP in 2025, 2024 and 2023. For the non-qualified pension plans, the change in plan assets reflects benefits paid from and contributions made to the plans in the same amount. This amount represents the actual benefit payments paid from general assets of $2.9 million and $1.6 million for 2025 and 2024, respectively.

The following table provides information regarding estimated future cash flows relating to the Plans at December 31, 2025:

TABLE 18.5

(in millions)

Expected employer contributions:	2026	$	—
Expected benefit payments:	2026		11
	2027		11
	2028		11
	2029		11
	2030		10
	2031 – 2035		47

The qualified pension plan contributions are deposited into a trust and the qualified benefit payments are made from trust assets. For the non-qualified plans, the contributions and the benefit payments are the same and reflect expected benefit amounts, which we pay from general assets.

Our subsidiaries participate in a qualified 401(k) defined contribution plan under which employees may contribute a percentage of their salary. Employees are eligible to participate upon their first day of employment. Under this plan, we match 100% of the first 6% that the employee defers. Additionally, we may provide a performance-based company contribution of up to 3% if we exceed annual financial goals. Our contribution expense is presented in the following table:

TABLE 18.6

Year Ended December 31	2025	2024	2023
(in millions)			
401(k) contribution expense	$ 28	$ 21	$ 21

We also sponsor an ERISA Excess Lost Match Plan for certain officers. This plan provides retirement benefits equal to the difference, if any, between the maximum benefit allowable under the Internal Revenue Code and the amount that would have been provided under the qualified 401(k) defined contribution plan, if no limits were applied.

Pension Plan Investment Policy and Strategy

Our investment strategy for the RIP is to diversify plan assets between a wide mix of securities within the equity and debt markets to allow the plan assets the opportunity to meet the expected long-term rate of return requirements, while minimizing short-term volatility. In this regard, the plan has targeted allocations within the equity securities category for domestic large cap, domestic mid cap, domestic small cap, emerging market and international securities. Within the debt securities category, the plan has targeted allocation levels for U.S. Treasury, U.S. agency and domestic investment-grade bonds.

The following table presents asset allocations for our pension plans as of December 31, 2025 and 2024, and the target allocation for 2026, by asset category:

TABLE 18.7

	Target Allocation	Percentage of Plan Assets	
December 31	2026	2025	2024
Asset Category			
Equity securities	45 - 65	61 %	60 %
Debt securities	30 - 50	36	36
Cash equivalents	0 - 10	3	4

At December 31, 2025 and 2024, equity securities included 155,000 and 235,000 shares, respectively, of our common stock, representing 1.4% and 1.9% of total plan assets at December 31, 2025 and 2024, respectively. Dividends received on our common stock held by the Plan were $0.1 million for both 2025 and 2024.

The fair values of our pension plan assets by asset category are as follows:

TABLE 18.8

(in millions)	Level 1	Level 2	Level 3	Total
December 31, 2025				
Asset Class				
Cash	$ 7	$ —	$ —	$ 7
Equity securities:				
F.N.B. Corporation	3	—	—	3
Other large-cap U.S. financial services companies	4	—	—	4
Other large-cap U.S. companies	60	—	—	60
Other equity	1	—	—	1
Mutual fund equity investments:				
U.S. equity index funds:				
U.S. small-cap equity index funds	4	—	—	4
U.S. mid-cap equity index funds	7	—	—	7
Non-U.S. equities growth fund	12	—	—	12
U.S. equity funds:				
U.S. large-cap	6	—	—	6
U.S. mid-cap	11	—	—	11
U.S. small-cap	4	—	—	4
Other	6	—	—	6
Fixed income securities:				
U.S. Treasury bonds	27	—	—	27
U.S. government agencies	—	18	—	18
Fixed income mutual funds:				
U.S. investment-grade fixed income securities	25	—	—	25
Total	$ 177	$ 18	$ —	$ 195

(in millions)	Level 1		Level 2		Level 3		Total	
December 31, 2024								
Asset Class								
Cash	$	8	$	—	$	—	$	8
Equity securities:								
F.N.B. Corporation		3		—		—		3
Other large-cap U.S. financial services companies		3		—		—		3
Other large-cap U.S. companies		58		—		—		58
Other equity		1		—		—		1
Mutual fund equity investments:								
U.S. equity index funds:								
U.S. small-cap equity index funds		4		—		—		4
U.S. mid-cap equity index funds		6		—		—		6
Non-U.S. equities growth fund		15		—		—		15
U.S. equity funds:								
U.S. mid-cap		12		—		—		12
U.S. small-cap		4		—		—		4
Other		4		—		—		4
Fixed income securities:								
U.S. Treasury bonds		18		—		—		18
U.S. government agencies		—		26		—		26
Fixed income mutual funds:								
U.S. investment-grade fixed income securities		22		—		—		22
Total	$	158	$	26	$	—	$	184

The classifications for Level 1, Level 2 and Level 3 are discussed in Note 25, "Fair Value Measurements".

NOTE 19. INCOME TAXES

Income Tax Expense

Federal and state income tax expense consist of the following:

TABLE 19.1

Year Ended December 31	2025		2024		2023	
(in millions)						
Current income taxes:						
Federal taxes	$	48	$	39	$	93
State taxes		10		6		12
Total current income taxes		58		45		105
Deferred income taxes:						
Federal taxes		43		41		(8)
State taxes		3		4		2
Total deferred income taxes		46		45		(6)
Total income taxes	$	104	$	90	$	99

The FASB issued ASU 2023-09, *Income Taxes: Improvements to Income Tax Disclosures,* which requires us to disclose additional categories of information about federal, state and foreign income taxes in the rate reconciliation table, effective for annual periods beginning after December 15, 2024. Additionally, this guidance requires us to provide more details regarding reconciling items in specific categories and provide disaggregation of those categories based on a quantitative threshold equal to 5% or more of the amount determined by multiplying pretax income by the applicable statutory rate.

The following table for the year ended December 31, 2025 is presented using both percentages and reporting currency amounts. The disclosure is presented only for the current year, as the FASB does not require retroactive application or comparative disclosure for prior periods.

TABLE 19.2

Year Ended December 31	2025	
(dollars in millions)	Amount	Percent
Statutory federal tax rate	$ 141	21.0 %
State and local income taxes, net of federal income tax effect	10	1.6
Tax credits:		
Renewable energy investment tax credits	(37)	(5.6)
LIHTC	(21)	(3.2)
Other tax credits	(5)	(0.7)
Non-taxable or non-deductible items:		
Tax-exempt interest	(9)	(1.3)
Cash surrender value on BOLI	(4)	(0.6)
Tax credit cost amortization, net of tax benefits	20	2.9
FDIC premium disallowance	7	1.1
Other non-taxable or non-deductible items	3	0.4
Other	(1)	(0.1)
Total income taxes / effective tax rate	$ 104	15.5 %

The following table provides a reconciliation between the statutory tax rate and the actual effective tax rate:

TABLE 19.3

Year Ended December 31	2024	2023
Statutory federal tax rate	21.0 %	21.0 %
State taxes, net of federal benefit	1.5	1.9
Tax-exempt interest	(1.5)	(1.6)
Cash surrender value on BOLI	(0.6)	(0.5)
Tax credits	(9.0)	(7.3)
Tax credit cost amortization, net of tax benefits	3.2	2.3
FDIC premium disallowance	1.3	1.0
Other items	0.4	0.1
Effective tax rate	16.3 %	16.9 %

The effective tax rates in 2025, 2024 and 2023, respectively, were lower than the 21% statutory federal tax rate primarily due to the tax benefits resulting from investment, historic and new market tax credits, tax-exempt income on investments and loans and income from BOLI. For the years ended December 31, 2025, 2024 and 2023, we recognized net investment tax credits, under Internal Revenue Code (IRC) section 48, of $37.2 million, $28.4 million and $23.7 million, respectively, from renewable energy projects using the flow-through method of accounting for income tax credits.

For 2025, our state income tax expense was primarily attributable to operations in the jurisdictions of Maryland and North Carolina, which together accounted for more than 50.0% of the total state income tax rate impact and related expense for the year.

We have no foreign operations and accordingly have no foreign income tax expense.

Income Taxes Paid

As part of the ASU 2023-09 related income tax disclosure updates, we are required to disclose income taxes paid (net of refunds received), disaggregated by jurisdiction when payments to any individual jurisdiction equal or exceed 5% of total income taxes paid.

In accordance with the transition guidance in ASU 2023-09, we have adopted the new disclosure requirements for the fiscal year ending December 31, 2025. The disclosure is presented only for the current year, as the FASB does not require retroactive application or comparative disclosure for prior periods.

We have elected to include the income taxes paid disclosure within this footnote. We do not pay any foreign income taxes. The amounts disclosed below include only income taxes accounted for under ASC 740 and exclude taxes not based on income, such as the Pennsylvania Bank Shares Tax and the Ohio Financial Institution Tax.

Net income tax refunds totaled $22.6 million for the year ended December 31, 2025 and are disaggregated by jurisdiction as follows:

TABLE 19.4

(in millions)	Amount Paid
Jurisdiction	
Federal	$ (33)
State	
Maryland	4
North Carolina	3
Other	3
Total state	10
Total income taxes paid (refunded)	$ (23)

The Federal amount reflects refunds received in 2025 related to prior year tax filings and a prior acquisition, which exceeded current year federal tax payments.

Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and tax purposes. DTAs and DTLs are measured based on the enacted tax rates that will apply in the years in which the temporary differences are expected to be recovered or paid.

Other

On July 4, 2025, the One Big Beautiful Bill (the Act) was signed into law in the U.S. We are currently evaluating income tax implications of the Act. We do not expect the Act to have a material impact on our Consolidated Financial Statements.

The following table presents the tax effects of significant temporary differences that give rise to federal and state DTAs and DTLs:

TABLE 19.5

December 31	2025	2024
(in millions)		
Deferred tax assets:		
Allowance for credit losses	$ 98	$ 95
Discounts on loans acquired in a business combination	6	8
Net operating loss/tax credit carryforwards	40	44
Deferred compensation	19	17
Securities impairment	2	2
Lease liability	66	68
Net unrealized securities losses	10	39
Other	20	22
Total	261	295
Valuation allowance	(31)	(34)
Total deferred tax assets	230	261
Deferred tax liabilities:		
Loan costs	(16)	(13)
Depreciation	(29)	(16)
Prepaid expenses	(2)	(2)
Amortizable intangibles	(13)	(16)
Pension and other defined benefit plans	(17)	(13)
Equipment financing	(98)	(68)
Mortgage servicing rights	(16)	(16)
Lease ROU asset	(55)	(58)
Other	(1)	(1)
Total deferred tax liabilities	(247)	(203)
Net deferred tax assets (liabilities)	$ (17)	$ 58

We establish a valuation allowance when it is more likely than not that we will not be able to realize the benefit of the DTAs or when future deductibility is uncertain. Periodically, the valuation allowance is reviewed and adjusted based on management's assessment of realizable DTAs. As of December 31, 2025, the valuation allowance of $30.8 million primarily includes unused state net operating loss carryforwards expiring from 2026 to 2045. We anticipate that neither the state net operating loss nor the other net DTAs at certain of our subsidiaries will be utilized and, as such, have recorded a valuation allowance against the DTAs related to these items.

As of December 31, 2025, we had approximately $53.3 million of federal net operating loss and built-in loss carryforwards from acquired companies. The utilization of these tax attributes is subject to annual limitations under Section 382 of the Internal Revenue Code, or a similar state-level statute, which will cause the utilization of these attributes to be deferred over a number of years, not to exceed beyond 2038. We have determined that we will likely have sufficient taxable income in the years during which these tax attributes are available to be utilized and, consequently, have determined that no additional valuation allowance against the recorded DTA is warranted.

Uncertain Tax Positions

We account for uncertainties in income taxes in accordance with ASC 740, *Income Taxes*. At December 31, 2025 and 2024, we have approximately $6.3 million and $5.4 million, respectively, of unrecognized tax benefits related to uncertain tax positions. As of December 31, 2025, $6.7 million of these net tax benefits, including accrued interest, would affect the effective tax rate if recognized. We recognize potential accrued interest and penalties related to unrecognized tax benefits in income tax expense.

To the extent interest is not assessed with respect to uncertain tax positions, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision. A tabular reconciliation of the unrecognized tax benefits is not presented as the impact of changes to uncertain tax positions on our income tax expense was immaterial.

We file numerous income tax returns in the U.S. federal jurisdiction and in several state jurisdictions. We are no longer subject to U.S. federal income tax examinations for years prior to 2022. With limited exception, we are no longer subject to state income tax examinations for years prior to 2022. We do not anticipate a material reduction in the unrecognized tax benefit within the next twelve months from the expiration of statutes of limitations which would result in a reduction in income taxes.

NOTE 20.   OTHER COMPREHENSIVE INCOME (LOSS)

The following table presents changes in AOCI, net of tax, by component:

TABLE 20.1

(in millions)	Unrealized Net Gains (Losses) on Debt Securities Available for Sale		Unrealized Net Gains (Losses) on Derivative Instruments		Unrecognized Pension and Postretirement Obligations		Total	
Year Ended December 31, 2025								
Balance at beginning of period	$	(119)	$	(15)	$	(35)	$	(169)
Other comprehensive income (loss) before reclassifications		76		10		5		91
Amounts reclassified from AOCI		—		15		—		15
Net current period other comprehensive income (loss)		76		25		5		106
Balance at end of period	$	(43)	$	10	$	(30)	$	(63)

The amounts reclassified from AOCI related to debt securities AFS are included in net securities gains (losses) on the Consolidated Statements of Income, while the amounts reclassified from AOCI related to derivative instruments in cash flow hedge programs are generally included in interest income on loans and leases on the Consolidated Statements of Income. The tax (benefit) expense amounts reclassified from AOCI in connection with the debt securities AFS and derivative instruments reclassifications are included in income taxes on the Consolidated Statements of Income.

NOTE 21.   EARNINGS PER COMMON SHARE

The following table sets forth the computation of basic and diluted earnings per common share:

TABLE 21.1

Year Ended December 31	2025		2024		2023	
(dollars in millions, except per share data)						
Net income	$	565	$	465	$	485
Less: Preferred stock dividends		—		6		8
Net income available to common shareholders	$	565	$	459	$	477
Basic weighted average common shares outstanding		360,838,499		361,444,439		360,743,462
Net effect of dilutive stock options and restricted stock		1,115,475		1,193,165		2,154,344
Diluted weighted average common shares outstanding		361,953,974		362,637,604		362,897,806
Earnings per common share:						
Basic	$	1.57	$	1.27	$	1.32
Diluted	$	1.56	$	1.27	$	1.31

There were no anti-dilutive shares for the years ended December 31, 2025, 2024 and 2023.

NOTE 22.   REGULATORY MATTERS

FNB and FNBPA are subject to various regulatory capital requirements administered by the federal banking agencies. Quantitative measures established by regulators to ensure capital adequacy require FNB and FNBPA to maintain minimum amounts and ratios of total, tier 1 and CET1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of leverage ratio (as defined). Failure to meet minimum capital requirements could lead to initiation of certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our Consolidated Financial Statements, dividends and future business and corporate strategies. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, FNB and FNBPA must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. FNB's and FNBPA's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

As of December 31, 2025, the most recent notification from the federal banking agencies categorized FNB and FNBPA as "well-capitalized" under the respective regulatory frameworks. There are no conditions or events since the notification which management believes have changed this categorization.

Following are the capital ratios for FNB and FNBPA:

TABLE 22.1

(dollars in millions)	Actual Amount	Actual Ratio	Well-Capitalized Requirements [1] Amount	Well-Capitalized Requirements [1] Ratio	Minimum Capital Requirements plus Capital Conservation Buffer Amount	Minimum Capital Requirements plus Capital Conservation Buffer Ratio
As of December 31, 2025						
F.N.B. Corporation:						
Total capital	$ 4,971	13.08 %	$ 3,799	10.00 %	$ 3,989	10.50 %
Tier 1 capital	4,317	11.36	2,279	6.00	3,229	8.50
CET1	4,317	11.36	n/a	n/a	2,659	7.00
Leverage	4,317	9.11	n/a	n/a	1,896	4.00
Risk-weighted assets	37,991					
FNBPA:						
Total capital	$ 5,188	13.75 %	$ 3,774	10.00 %	$ 3,963	10.50 %
Tier 1 capital	4,371	11.58	3,019	8.00	3,208	8.50
CET1	4,291	11.37	2,453	6.50	2,642	7.00
Leverage	4,371	9.27	2,357	5.00	1,885	4.00
Risk-weighted assets	37,743					
As of December 31, 2024						
F.N.B. Corporation:						
Total capital	$ 4,635	12.35 %	$ 3,755	10.00 %	$ 3,942	10.50 %
Tier 1 capital	3,971	10.58	2,253	6.00	3,191	8.50
CET1	3,971	10.58	n/a	n/a	2,628	7.00
Leverage	3,971	8.75	n/a	n/a	1,816	4.00
Risk-weighted assets	37,546					
FNBPA:						
Total capital	$ 4,794	12.86 %	$ 3,728	10.00 %	$ 3,914	10.50 %
Tier 1 capital	3,962	10.63	2,982	8.00	3,169	8.50
CET1	3,882	10.41	2,423	6.50	2,610	7.00
Leverage	3,962	8.78	2,257	5.00	1,806	4.00
Risk-weighted assets	37,280					

(1) Reflects the well-capitalized standard under Regulation Y for F.N.B. Corporation and the prompt corrective action framework for FNBPA.

The FRB eliminated the reserve requirement for thousands of depository institutions, although FNBPA still maintains deposits with the FRB for various services such as check clearing. Certain limitations exist under applicable law and regulations by regulatory agencies regarding dividend distributions to a parent by our subsidiaries. As of December 31, 2025, our subsidiaries had $771.3 million of retained earnings available for distribution to us without prior regulatory approval.

Under current FRB regulations, FNBPA is limited in the amount it may lend to non-bank affiliates, including FNB. Such loans must be secured by specified collateral. In addition, any such loans to a non-bank affiliate may not exceed 10% of FNBPA's capital and surplus and the aggregate of loans to all such affiliates may not exceed 20% of FNBPA's capital and surplus. The maximum amount that may be borrowed by FNB affiliates under these provisions was $1.0 billion at December 31, 2025.

NOTE 23.   CASH FLOW INFORMATION

Following is a summary of supplemental cash flow information:

TABLE 23.1

Year Ended December 31	2025	2024	2023
(in millions)			
Interest paid on deposits and other borrowings	$ 942	$ 973	$ 619
Income taxes (refunded) paid	(23)	58	94
Transfers of loans to other real estate owned	2	2	2
Loans transferred to held for sale from portfolio	239	431	355
Loans transferred to portfolio from held for sale	43	20	38

We did not have any restricted cash as of December 31, 2025, 2024 or 2023.

NOTE 24.   BUSINESS SEGMENTS

We operate in three reportable segments: Community Banking, Wealth Management and Insurance.

- The Community Banking segment provides commercial and consumer banking services. Commercial banking solutions include corporate banking, small business banking, investment real estate financing, business credit, capital markets and equipment financing. Consumer banking products and services include deposit products, mortgage lending, consumer lending and a complete suite of mobile and online banking services.

- The Wealth Management segment provides a broad range of personal and corporate fiduciary services including the administration of decedent and trust estates. In addition, it offers various alternative products, including securities brokerage (under a third-party arrangement) and investment advisory services, mutual funds and annuities.

- The Insurance segment includes a full-service insurance brokerage service offering all lines of commercial and personal insurance through major carriers. The Insurance segment also includes a reinsurer.

Our Chief Operating Decision Maker (CODM) is our Chief Executive Officer. The CODM uses net interest income contributions, non-interest income, salary and employee benefits and net income for each segment predominantly in the annual budget and forecasting process. The CODM considers budget-to-actual variances on a quarterly basis for these measures when making decisions about the allocation of operating and capital resources to each segment. The CODM also uses segment income contributions for evaluating pricing strategies and segment operating income to assess the performance of each segment by comparing the results of each segment with one another and in determining the compensation of certain employees.

The following table provides financial information for these segments of FNB. The information provided under the caption "Parent and Other" represents operations not considered to be reportable segments and/or general operating expenses of FNB, and includes the parent company, other non-bank subsidiaries and eliminations and adjustments to reconcile to the Consolidated Financial Statements.

TABLE 24.1

(in millions)	Community Banking		Wealth Management		Insurance		Parent and Other		Consolidated	
At or for the Year Ended December 31, 2025										
Interest income	$	2,320	$	—	$	—	$	6	$	2,326
Interest expense		881		—		—		49		930
Net interest income (loss)		1,439		—		—		(43)		1,396
Provision for credit losses		86		—		—		—		86
Non-interest income:										
Service charges		92		—		—		—		92
Interchange and card transaction fees		52		—		—		—		52
Trust services		—		48		—		—		48
Insurance commissions and fees		—		—		20		—		20
Securities commissions and fees		—		36		—		—		36
Capital markets income		23		—		—		4		27
Mortgage banking operations		28		—		—		—		28
Other		75		—		—		(9)		66
Total non-interest income		270		84		20		(5)		369
Non-interest expense:										
Salaries and employee benefits		470		43		15		2		530
Other		416		12		5		47		480
Total non-interest expense		886		55		20		49		1,010
Income tax expense (benefit)		119		6		—		(21)		104
Net income (loss)	$	618	$	23	$	—	$	(76)	$	565
Total assets	$	49,909	$	48	$	30	$	242	$	50,229
Total loans and leases		34,739		—		—		38		34,777
Total deposits		39,098		—		—		(339)		38,759
Market value of assets under administration - FNTC and FNIS [1]		—		14,885		—		—		14,885

(in millions)	Community Banking		Wealth Manage-ment		Insurance		Parent and Other		Consolidated	
At or for the Year Ended December 31, 2024										
Interest income	$	2,246	$	—	$	—	$	6	$	2,252
Interest expense		941		—		—		31		972
Net interest income (loss)		1,305		—		—		(25)		1,280
Provision for credit losses		79		—		—		1		80
Non-interest income:										
Service charges		91		—		—		—		91
Interchange and card transaction fees		52		—		—		—		52
Trust services		—		46		—		—		46
Insurance commissions and fees		1		—		23		(2)		22
Securities commissions and fees		—		31		—		—		31
Capital markets income		21		—		—		3		24
Mortgage banking operations		27		—		—		—		27
Other		31		—		—		(8)		23
Total non-interest income		223		77		23		(7)		316
Non-interest expense:										
Salaries and employee benefits		445		45		14		—		504
Other		426		9		5		17		457
Total non-interest expense		871		54		19		17		961
Income tax expense (benefit)		97		5		1		(13)		90
Net income (loss)	$	481	$	18	$	3	$	(37)	$	465
Total assets	$	48,295	$	44	$	31	$	255	$	48,625
Total loans and leases		33,895		—		—		44		33,939
Total deposits		37,973		—		—		(866)		37,107
Market value of assets under administration - FNTC, FNBIA and FNIS [1]		—		14,217		—		—		14,217

(in millions)	Community Banking		Wealth Manage-ment		Insurance		Parent and Other		Consolidated	
At or for the Year Ended December 31, 2023										
Interest income	$	1,967	$	—	$	—	$	6	$	1,973
Interest expense		624		—		—		32		656
Net interest income		1,343		—		—		(26)		1,317
Provision for credit losses		72		—		—		—		72
Non-interest income:										
Service charges		82		—		—		—		82
Interchange and card transaction fees		52		—		—		—		52
Trust services		—		43		—		—		43
Insurance commissions and fees		1		—		22		—		23
Securities commissions and fees		—		28		—		—		28
Capital markets income		25		—		—		2		27
Mortgage banking operations		21		—		—		—		21
Other		(15)		—		—		(7)		(22)
Total non-interest income		166		71		22		(5)		254
Non-interest expense:										
Salaries and employee benefits		406		41		14		1		462
Other		430		9		4		10		453
Total non-interest expense		836		50		18		11		915
Income tax expense (benefit)		106		5		1		(13)		99
Net income (loss)	$	495	$	16	$	3	$	(29)	$	485
Total assets	$	45,924	$	40	$	29	$	165	$	46,158
Total loans and leases		32,281		—		—		42		32,323
Total deposits		35,127		—		—		(416)		34,711
Market value of assets under administration - FNTC, FNBIA and FNIS [1]		—		12,853		—		—		12,853

(1) The assets under administration are not held on our Consolidated Balance Sheets.

NOTE 25.   FAIR VALUE MEASUREMENTS

We use fair value measurements to record fair value adjustments to certain financial assets and liabilities and to determine fair value disclosures. Securities AFS, mortgage loans held for sale accounted for under FVO and derivatives are recorded at fair value on a recurring basis. Additionally, from time to time, we may be required to record at fair value other assets on a non-recurring basis, such as certain impaired loans, OREO and certain other assets.

Fair value is defined as an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are not adjusted for transaction costs. Fair value is a market-based measure considered from the perspective of a market participant who holds the asset or owes the liability rather than an entity-specific measure.

In determining fair value, we use various valuation approaches, including market, income and cost approaches. We follow an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability, which are developed based on market data obtained from independent sources. Unobservable inputs reflect our assumptions about the assumptions that market participants would use in pricing an asset or liability, which are developed based on the best information available in the circumstances.

The fair value hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The fair value hierarchy is broken down into three levels based on the reliability of inputs as follows:

TABLE 25.1

Measurement Category	Definition
Level 1	Valuation is based upon unadjusted quoted market prices for identical instruments traded in active markets.
Level 2	Valuation is based upon quoted market prices for similar instruments traded in active markets, quoted market prices for identical or similar instruments traded in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by market data.
Level 3	Valuation is derived from other valuation methodologies including discounted cash flow models and similar techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in determining fair value.

A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Following is a description of the valuation methodologies we use for financial instruments recorded at fair value on either a recurring or non-recurring basis:

Securities Available For Sale

These securities are recorded at fair value on a recurring basis. At December 31, 2025, 100.0% of AFS securities used valuation methodologies involving market-based or market-derived information, collectively Level 1 and Level 2 measurements, to measure fair value.

We closely monitor market conditions involving assets that have become less actively traded. If the fair value measurement is based upon recent observable market activity of such assets or comparable assets (other than forced or distressed transactions) that occur in sufficient volume, and do not require significant adjustment using unobservable inputs, those assets are classified as Level 1 or Level 2; if not, they are classified as Level 3. Making this assessment requires significant judgment.

We use prices from independent pricing services and, to a lesser extent, indicative (non-binding) quotes from independent brokers, to measure the fair value of AFS securities. We validate prices received from pricing services or brokers using a variety of methods, including, but not limited to, comparison to secondary pricing services, corroboration of pricing by reference to other independent market data such as secondary broker quotes and relevant benchmark indices, and review of pricing information by corporate personnel familiar with market liquidity and other market-related conditions.

Derivative Financial Instruments

We determine fair value for derivatives using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects contractual terms of the derivative, including the period to maturity and uses observable market-based inputs, including interest rate curves and implied volatilities.

We incorporate credit valuation adjustments to appropriately reflect both our own non-performance risk and the respective counterparty's non-performance risk in the fair value measurements. In adjusting the fair value of our derivative contracts for the effect of non-performance risk, we consider the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts and guarantees.

Although we have determined that the majority of the inputs used to value our derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with our derivatives and IRLCs utilize Level 3 inputs. Credit valuation estimates of current credit spreads are used to evaluate the likelihood of our default and the default of our counterparties. However, as of December 31, 2025 and 2024, we have assessed the significance of the impact of the credit valuation adjustments on the overall valuation of our non-IRLC derivative positions and have determined that the credit valuation adjustments are not significant to the overall valuation of our derivatives. As a result, we have determined that our derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy. The fair value of IRLCs is based upon the estimated fair value of the underlying mortgage loan, including the expected cash flows related to MSRs and the estimated percentage of IRLCs that will result in a closed mortgage loan, and is classified as Level 3.

Loans Held For Sale

Residential mortgage loans held for sale are carried at fair value under the FVO, an irrevocable election at time of origination. Fair value for residential mortgage loans held for sale, when recorded, is based on independent quoted market prices and is classified as Level 2. Residential mortgage loans held for sale that subsequently are not sold on the secondary market, are carried at fair value under the FVO and classified as Level 3.

SBA loans held for sale are carried at lower of cost or fair value, for which, periodically, it may be necessary to record non-recurring fair value adjustments. Fair value for SBA loans held for sale, when recorded, is based on independent quoted market prices and is classified as Level 2.

Collateral Dependent Loans

For commercial loans in default which are greater than or equal to $1.0 million, individual reserves are determined based on an analysis of the present value of the loan's expected future cash flows, the loan's observable market value, or the fair value of the collateral less costs to sell. For commercial and consumer loans in default which are below $1.0 million, an established LGD percentage is multiplied by the loan balance and the results are aggregated for purposes of measuring specific reserve. Collateral may be real estate and/or business assets including equipment, inventory and accounts receivable.

We determine the fair value of real estate based on appraisals by licensed or certified appraisers. The value of business assets is generally based on amounts reported on the business' financial statements. Management must rely on the financial statements prepared and certified by the borrower or their accountants in determining the value of these business assets on an ongoing basis, which may be subject to significant change over time. Based on the quality of information or statements provided, management may require the use of business asset appraisals and site-inspections to better value these assets. We may discount appraised and reported values based on management's historical knowledge, changes in market conditions from the time of valuation or management's knowledge of the borrower and the borrower's business. Since not all valuation inputs are observable, we classify these non-recurring fair value determinations as Level 2 or Level 3 based on the lowest level of input that is significant to the fair value measurement.

We review and evaluate these loans no less frequently than quarterly for additional write-down based on the same factors identified above.

Other Real Estate Owned

OREO is comprised principally of commercial and residential real estate properties obtained in partial or total satisfaction of loan obligations and these properties are subject to federal regulatory holding period requirements. OREO acquired in settlement of indebtedness is recorded at fair value less costs to sell. Subsequently, these assets are carried at the lower of carrying value or fair value less costs to sell. Accordingly, it may be necessary to record non-recurring fair value adjustments. Fair value is generally based upon appraisals by licensed or certified appraisers and other market information and is classified as Level 3.

Other Assets - Mortgage Servicing Rights and Small Business Administration Servicing Assets

We carry MSRs at the lower of cost or fair value, and therefore, they are subject to fair value measurements on a non-recurring basis. Since sales of MSRs tend to occur in private transactions and the precise terms and conditions of the sales are typically not readily available, there is a limited market to refer to in determining the fair value of MSRs. As such we rely primarily on a discounted cash flow model, incorporating assumptions about loan prepayment rates, discount rates, servicing costs and other economic factors, to estimate the fair value of our MSRs. We utilize a third-party vendor to perform the modeling to estimate the fair value of our MSRs. Since the valuation model uses significant unobservable inputs, we classify MSRs within Level 3.

We retain the servicing rights on SBA-guaranteed loans sold to investors. The standard sale structure under the SBA Secondary Participation Guaranty Agreement provides for us to retain a portion of the cash flow from the interest payment received on the SBA guaranteed portion of the loan, which is commonly known as a servicing spread. We utilize a third-party vendor to perform the modeling to estimate the fair value of our SBA servicing asset. Since the valuation model uses significant unobservable inputs, we classify SBA servicing assets within Level 3.

The following table presents the balances of assets and liabilities measured at fair value on a recurring basis:

TABLE 25.2

(in millions)	Level 1	Level 2	Level 3	Total
December 31, 2025				
Assets Measured at Fair Value				
Debt securities available for sale				
U.S. Treasury	$ 356	$ —	$ —	$ 356
U.S. government agencies	—	35	—	35
U.S. GSE	—	266	—	266
Residential MBS:				
Agency MBS	—	800	—	800
Agency CMO	—	601	—	601
Agency commercial MBS	—	1,599	—	1,599
States of the U.S. and political subdivisions (municipals)	—	19	—	19
Other debt securities	—	51	—	51
Total debt securities available for sale	356	3,371	—	3,727
Loans held for sale	—	514	—	514
Loans receivable	—	—	85	85
Derivative financial instruments				
Trading	—	102	—	102
Not for trading	—	13	7	20
Total derivative financial instruments	—	115	7	122
Total assets measured at fair value on a recurring basis	$ 356	$ 4,000	$ 92	$ 4,448
Liabilities Measured at Fair Value				
Derivative financial instruments				
Trading	$ —	$ 207	$ —	$ 207
Not for trading	—	1	—	1
Total derivative financial instruments	—	208	—	208
Total liabilities measured at fair value on a recurring basis	$ —	$ 208	$ —	$ 208

(in millions)	Level 1	Level 2	Level 3	Total
December 31, 2024				
Assets Measured at Fair Value				
Debt securities available for sale				
U.S. Treasury	$ 274	$ —	$ —	$ 274
U.S. government agencies	—	53	—	53
U.S. GSE	—	300	—	300
Residential MBS:				
Agency MBS	—	694	—	694
Agency CMO	—	698	—	698
Agency commercial MBS	—	1,388	—	1,388
States of the U.S. and political subdivisions (municipals)	—	22	—	22
Other debt securities	—	37	—	37
Total debt securities available for sale	274	3,192	—	3,466
Loans held for sale	—	214	—	214
Loans receivable	—	—	53	53
Derivative financial instruments				
Trading	—	112	—	112
Not for trading	—	4	1	5
Total derivative financial instruments	—	116	1	117
Total assets measured at fair value on a recurring basis	$ 274	$ 3,522	$ 54	$ 3,850
Liabilities Measured at Fair Value				
Derivative financial instruments				
Trading	$ —	$ 303	$ —	$ 303
Not for trading	—	6	4	10
Total derivative financial instruments	—	309	4	313
Total liabilities measured at fair value on a recurring basis	$ —	$ 309	$ 4	$ 313

The following table presents additional information about assets measured at fair value on a recurring basis and for which we have utilized Level 3 inputs to determine fair value:

TABLE 25.3

(in millions)	Loans Receivable		Interest Rate Lock Commitments		Total	
Year Ended December 31, 2025						
Balance at beginning of period	$	53	$	1	$	54
Purchases, issuances, sales and settlements:						
Issuances		—		7		7
Settlements		—		(1)		(1)
Transfers into Level 3		32		—		32
Balance at end of period	$	85	$	7	$	92
Year Ended December 31, 2024						
Balance at beginning of period	$	—	$	5	$	5
Purchases, issuances, sales and settlements:						
Issuances		—		1		1
Settlements		—		(5)		(5)
Transfers into Level 3		53		—		53
Balance at end of period	$	53	$	1	$	54

We review fair value hierarchy classifications on a quarterly basis. Changes in the observability of the valuation attributes may result in reclassification of certain financial assets or liabilities. Such reclassifications are reported as transfers in/out of Level 3 at fair value at the beginning of the period in which the changes occur. See the "Securities Available for Sale" discussion within this footnote for information relating to determining Level 3 fair values. Certain loans receivable were transferred from Level 2 to Level 3 during 2025 and 2024. During 2025, $84.6 million in loans receivable were measured using the FVO at Level 3 on a recurring basis.

From time to time, we measure certain assets at fair value on a non-recurring basis. These adjustments to fair value usually result from the application of the lower of cost or fair value accounting or write-downs of individual assets. Valuation methodologies used to measure these fair value adjustments were previously described. For assets measured at fair value on a non-recurring basis still held at the Balance Sheet date, the following table provides the hierarchy level and the fair value of the related assets or portfolios:

TABLE 25.4

(in millions)	Level 1		Level 2		Level 3		Total	
December 31, 2025								
Collateral dependent loans	$	—	$	—	$	126	$	126
Other assets - MSRs		—		—		2		2
Other assets - SBA servicing asset		—		—		2		2
Other real estate owned		—		—		1		1
December 31, 2024								
Collateral dependent loans	$	—	$	—	$	105	$	105
Other assets - MSRs		—		—		1		1
Other assets - SBA servicing asset		—		—		1		1
Other real estate owned		—		—		2		2

The fair value amounts for collateral dependent loans and OREO in the table above were estimated at a date during the twelve months ended December 31, 2025 and 2024, respectively. Consequently, the fair value information presented is not necessarily as of the period's end. Collateral dependent loans measured or re-measured at fair value on a non-recurring basis during 2025 had a carrying amount of $125.5 million, which includes an allocated ACL of $30.4 million. The ACL includes a provision applicable to the current period fair value measurements of $58.4 million, which was included in provision for credit losses for 2025.

MSRs measured at fair value on a non-recurring basis had a carrying value of $1.9 million, and a valuation allowance of $0.1 million, as of December 31, 2025. The valuation allowance does not have a provision expense in earnings for 2025. SBA servicing assets measured at fair value on a non-recurring basis had a carrying value of $1.7 million. During 2025, the valuation allowance decreased $0.2 million to $0.4 million as of December 31, 2025, down from $0.6 million at December 31, 2024, which is reflected in the year-to-date provision expense.

OREO measured at fair value on a non-recurring basis during 2025 had a carrying amount of $0.9 million which included a valuation allowance of $0.6 million, as of December 31, 2025. The valuation allowance includes a loss of $0.7 million, which was included in earnings for 2025.

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each financial instrument:

Cash and Cash Equivalents, Accrued Interest Receivable and Accrued Interest Payable. For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities. For both securities AFS and securities HTM, fair value equals the quoted market price from an active market, if available, and is classified within Level 1. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities or pricing models, and is classified as Level 2. Where there is limited market activity or significant valuation inputs are unobservable, securities are classified within Level 3. Under current market conditions, assumptions used to determine the fair value of Level 3 securities have greater subjectivity due to the lack of observable market transactions.

Loans and Leases. The fair value of fixed rate loans and leases is estimated by discounting the future cash flows using the current rates at which similar loans and leases would be made to borrowers with similar credit ratings and for the same remaining maturities less an illiquidity discount, as the fair value measurement represents an exit price from a market participants' viewpoint. The fair value of variable and adjustable-rate loans and leases approximates the carrying amount. Due to the significant judgment involved in evaluating credit quality, loans and leases are classified within Level 3 of the fair value hierarchy.

Loan Servicing Rights. For both MSRs and SBA servicing rights, both classified as Level 3 assets, fair value is determined using a discounted cash flow valuation method. These models use significant unobservable inputs including discount rates, prepayment rates and cost to service which have greater subjectivity due to the lack of observable market transactions.

Derivative Assets and Liabilities. See the "Derivative Financial Instruments" discussion included within this footnote.

Deposits. The estimated fair value of demand deposits, savings accounts and certain money market deposits is the carrying amount at the reporting date because of the customers' ability to withdraw funds immediately. While the deposits, given their nature, are not traded on an active market, they are payable on demand and offer floating market-based interest rates. As a result, given the value associated with our base deposits is not permitted to be captured in this estimate of fair value, the fair values presented contain little to no estimation uncertainty and are consistent with other Level 1 instruments. The fair value of fixed-maturity deposits is estimated by discounting future cash flows using rates currently offered for deposits of similar remaining maturities.

Short-Term Borrowings. The carrying amounts for short-term borrowings approximate fair value for amounts that mature in 90 days or less. The fair value of subordinated notes is estimated by discounting future cash flows using rates currently offered.

Long-Term Borrowings. The fair value of long-term borrowings is estimated by discounting future cash flows based on the market prices for the same or similar issues or on the current rates offered to us for debt of the same remaining maturities.

Loan Commitments and Standby Letters of Credit. Estimates of the fair value of these off-balance sheet items were not made because of the short-term nature of these arrangements and the credit standing of the counterparties. Also, unfunded loan commitments relate principally to variable rate commercial loans, typically are non-binding, and fees are not normally assessed on these balances.

Nature of Estimates. Many of the estimates presented herein are based upon the use of highly subjective information and assumptions and, accordingly, the results may not be precise. Management believes that fair value estimates may not be comparable to other financial institutions due to the wide range of permitted valuation techniques and numerous estimates which must be made. Further, because the disclosed fair value amounts were estimated as of the Balance Sheet date, the amounts actually realized or paid upon maturity or settlement of the various financial instruments could be significantly different.

The fair values of our financial instruments are as follows:

TABLE 25.5

(in millions)	Carrying Amount		Fair Value		Fair Value Measurements		
					Level 1	Level 2	Level 3
December 31, 2025							
Financial Assets							
Cash and cash equivalents	$	2,498	$	2,498	$ 2,498	$ —	$ —
Debt securities available for sale		3,727		3,727	356	3,371	—
Debt securities held to maturity		4,117		3,941	—	3,941	—
Net loans and leases, including loans held for sale		34,853		34,320	—	514	33,806
Loan servicing rights		75		90	—	—	90
Derivative assets		122		122	—	115	7
Accrued interest receivable		163		163	163	—	—
Financial Liabilities							
Deposits		38,759		38,736	31,451	7,285	—
Short-term borrowings		2,017		2,018	2,018	—	—
Long-term borrowings		1,901		1,920	—	1,103	817
Derivative liabilities		208		208	—	208	—
Accrued interest payable		50		50	50	—	—
December 31, 2024							
Financial Assets							
Cash and cash equivalents	$	2,419	$	2,419	$ 2,419	$ —	$ —
Debt securities available for sale		3,466		3,466	274	3,192	—
Debt securities held to maturity		3,979		3,644	1	3,643	—
Net loans and leases, including loans held for sale		33,734		32,648	—	214	32,434
Loan servicing rights		72		88	—	—	88
Derivative assets		117		117	—	116	1
Accrued interest receivable		164		164	164	—	—
Financial Liabilities							
Deposits		37,107		37,070	29,607	7,463	—
Short-term borrowings		1,256		1,256	1,256	—	—
Long-term borrowings		3,012		3,004	—	1,748	1,256
Derivative liabilities		313		313	—	309	4
Accrued interest payable		65		65	65	—	—

NOTE 26. PARENT COMPANY FINANCIAL STATEMENTS

The following is condensed financial information of F.N.B. Corporation (parent company only). In this information, the parent company's investments in subsidiaries are stated at cost plus equity in undistributed earnings of subsidiaries since acquisition. This information should be read in conjunction with the Consolidated Financial Statements.

TABLE 26.1

Balance Sheets (in millions)

December 31		2025		2024
Assets				
Cash and cash equivalents	$	288	$	803
Other assets		158		185
Investment in bank subsidiary		6,791		6,272
Investments in and advances to non-bank subsidiaries		592		581
Total Assets	$	7,829	$	7,841
Liabilities				
Other liabilities	$	138	$	142
Advances from affiliates		206		197
Long-term borrowings		720		1,193
Subordinated notes:				
Short-term		5		6
Long-term		1		1
Total Liabilities		1,070		1,539
Shareholders' Equity		6,759		6,302
Total Liabilities and Shareholders' Equity	$	7,829	$	7,841

TABLE 26.2

Statements of Income (in millions)

Year Ended December 31		2025		2024		2023
Income						
Dividend income from subsidiaries:						
Bank	$	227	$	307	$	382
Non-bank		1		2		3
		228		309		385
Interest income		22		23		16
Other income		1		1		1
Total Income		251		333		402
Expenses						
Interest expense		70		53		47
Other expenses		57		29		21
Total Expenses		127		82		68
Income Before Taxes and Equity in Undistributed Income of Subsidiaries		124		251		334
Income tax benefit		23		14		15
		147		265		349
Equity in undistributed income of subsidiaries:						
Bank		414		194		130
Non-bank		4		6		6
Net Income	$	565	$	465	$	485

TABLE 26.3

Statements of Cash Flows (in millions)

Year Ended December 31	2025	2024	2023
Operating Activities			
Net income	$ 565	$ 465	$ 485
Adjustments to reconcile net income to net cash flows from operating activities:			
Undistributed earnings from subsidiaries	(418)	(200)	(136)
Other, net	28	(6)	(4)
Net cash flows provided by (used in) operating activities	175	259	345
Investing Activities			
Net increase in advances to subsidiaries	—	—	(75)
Payment for further investment in subsidiaries	(6)	(3)	(9)
Increase in premises and equipment	(5)	(47)	(8)
Net cash flows provided by (used in) investing activities	(11)	(50)	(92)
Financing Activities			
Net decrease in advance from affiliate	9	—	—
Net decrease in short-term borrowings	(1)	—	—
Decrease in long-term debt	(475)	—	(331)
Increase in long-term debt	2	499	2
Redemption of preferred stock	—	(111)	—
Other, net	(40)	8	(29)
Cash dividends paid:			
Preferred stock	—	(2)	(8)
Common stock	(174)	(175)	(174)
Net cash flows provided by (used in) financing activities	(679)	219	(540)
Net Increase (Decrease) in Cash and Cash Equivalents	(515)	428	(287)
Cash and cash equivalents at beginning of year	803	375	662
Cash and Cash Equivalents at End of Year	$ 288	$ 803	$ 375
Cash paid during the year for:			
Interest	$ 72	$ 54	$ 48

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

NONE.

ITEM 9A.   CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES. Under the supervision and with the participation of FNB's management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of our disclosure controls and procedures (as such term is defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Report. Based upon such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of such period, FNB's disclosure controls and procedures were effective.

INTERNAL CONTROL OVER FINANCIAL REPORTING. Information required by this item is set forth in "Report of Management on F.N.B. Corporation's Internal Control Over Financial Reporting" and "Report of Independent Registered Public Accounting Firm" in Item 8 of this Report.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING. No changes were made to our internal control over financial reporting (as such term is defined in Exchange Act Rule 13a-15(f)) during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B.   OTHER INFORMATION

During the three months ended December 31, 2025, no director or officer of FNB adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

NONE.

PART III

ITEM 10.   DIRECTORS, EXECUTIVES OFFICERS AND CORPORATE GOVERNANCE

Certain information regarding executive officers is included under the caption "Information About Our Executive Officers" in the "Business" section of this Report.

The other information required by this item will be set forth in the following sections of our definitive proxy statement to be filed with the SEC in connection with our 2026 annual meeting of shareholders (the "2026 Proxy Statement"), which will be filed with the SEC pursuant to Regulation 14A within 120 days after the end of our fiscal year ended December 31, 2025, and this information is incorporated herein by reference.

- *Proposal 1. Election of Our Board of Directors*
- *Corporate Governance*
- *Executive Officers*
- *Security Ownership of Certain Beneficial Owners—Delinquent Section 16(a) Reports (if applicable)*

Insider Trading Policy

We have an Insider Trading Policy, which governs, among other things, the purchase, sale and/or disposition of our securities by directors, officers and employees, as well as by the Corporation itself. We believe this policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and applicable listing standards. A copy of the F.N.B. Corporation Insider Trading Policy is incorporated by reference in Exhibit 19.1 of this Annual Report on Form 10-K.

ITEM 11.   EXECUTIVE COMPENSATION

Information regarding our executive compensation will be set forth in the following sections of the 2026 Proxy Statement and this information is incorporated herein by reference.

- *Compensation Committee Interlocks and Insider Participation*
- *Compensation Discussion and Analysis*
- *Compensation Committee Report*

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information concerning security ownership of certain beneficial owners and management not otherwise included herein will be set forth in the 2026 Proxy Statement under the heading "Security Ownership of Certain Beneficial Owners", and such information is incorporated herein by reference.

The following table provides information related to equity compensation plans as of December 31, 2025:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Stock Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Stock Options, Warrants and Rights	Number of Securities Remaining for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	3,484,248 (1)	n/a	7,545,673 (2)

(1)   Restricted common stock awards subject to forfeiture. The shares of restricted stock vest over periods ranging from three to five years from the award date.

(2)   Represents shares of common stock registered with the SEC which are eligible for issuance pursuant to restricted stock awards granted under various plans.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information regarding certain relationships and related transactions will be set forth in the following sections of the 2026 Proxy Statement, and such information is incorporated herein by reference:

- *Corporate Governance—Related Persons Transactions*
- *Corporate Governance—Director Independence*

ITEM 14.   PRINCIPAL ACCOUNTING FEES AND SERVICES

Our independent registered public accounting firm is Ernst and Young LLP, located in Pittsburgh, PA and their Public Company Accounting Oversight Board (United States) firm identification number is 42.

Information regarding principal accountant fees and services will be set forth in the 2026 Proxy Statement under the heading "Audit and Non-Audit Fees", and such information is incorporated herein by reference.

PART IV

ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)   FINANCIAL STATEMENTS

The Consolidated Financial Statements of F.N.B. Corporation and subsidiaries required in response to this item are incorporated by reference to Item 8 of this Report.

(b)   **EXHIBITS**

The following exhibits are filed or incorporated by reference as part of this report:

Exhibit Number	Description
2.1.	Agreement and Plan of Merger, dated as of May 31, 2022, between F.N.B. Corporation and UB Bancorp (Incorporated by reference to Exhibit 2.1. of FNB's Current Report on Form 8-K filed on June 1, 2022).
3.1.	Articles of Incorporation of F.N.B. Corporation, effective as of August 30, 2016 (Incorporated by reference to Exhibit 3.1. of FNB's Current Report on Form 8-K12B filed on August 30, 2016).
3.2.	Bylaws of F.N.B. Corporation, effective as of February 21, 2024 (Incorporated by reference to Exhibit 3.2. of FNB's Annual Report on Form 10-K for the fiscal year ended December 31, 2023).
4.1.	Description of the Registrants securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (Incorporated by reference to Exhibit 4.8. of FNB's Annual Report on Form 10-K for the fiscal year ended December 31, 2019).
4.2.	There are no instruments with respect to long-term debt of FNB and its subsidiaries that involve securities authorized under the instrument in an amount exceeding 10 percent of the total assets of FNB and its subsidiaries on a consolidated basis. FNB agrees to provide the SEC with a copy of instruments defining the rights of holders of long-term debt of FNB and its subsidiaries upon request.
10.1. (P)	Basic Retirement Plan (formerly the Supplemental Executive Retirement Plan) of F.N.B. Corporation effective January 1, 1992 (Incorporated by reference to Exhibit 10.9. of FNB's Annual Report on Form 10-K for the fiscal year ended December 31, 1993 (File No. 000-08144)). *
10.2.	F.N.B. Corporation 2022 Incentive Compensation Plan amended and restated March 11, 2024 (Incorporated by reference to Annex D of FNB's 2024 Proxy Statement filed on March 29, 2024). *
10.3.	Form of Indemnification Agreement for directors (Incorporated by reference to Exhibit 10.1. of FNB's Current Report on Form 8-K filed on September 23, 2008). *
10.4.	Form of Indemnification Agreement for officers (Incorporated by reference to Exhibit 10.2. of FNB's Current Report on Form 8-K filed on September 23, 2008). *
10.5.	Employment Agreement between F.N.B. Corporation, First National Bank of Pennsylvania and Vincent J. Delie, Jr. (Incorporated by reference to Exhibit 10.1. of FNB's Current Report on Form 8-K filed on December 21, 2010). *
10.6.	Employment Agreement between F.N.B. Corporation and Vincent J. Calabrese (Incorporated by reference to Exhibit 10.1. of FNB's Current Report on Form 8-K filed on February 26, 2013). *
10.7A.	Form of Combined Performance-Based Restricted Stock Unit Award and Performance Unit Award Agreement (ROATCE) (Incorporated by reference to Exhibit 10.14A. of FNB's Annual Report on Form 10-K for the fiscal year ended December 31, 2024). *
10.7B.	Form of Combined Performance-Based Restricted Stock Unit and Performance Unit Award Agreement (ICG Growth) (Incorporated by reference to Exhibit 10.14B. of FNB's Annual Report on Form 10-K for the fiscal year ended December 31, 2024). *
10.8A.	Form of Combined Performance-Based Restricted Stock Unit Award and Performance Unit Award Agreement (ROATCE) (Incorporated by reference to Exhibit 10.15A. of FNB's Annual Report on Form 10-K for the fiscal year ended December 31, 2022). *
10.8B.	Form of Combined Performance-Based Restricted Stock Unit and Performance Unit Award Agreement (ICG Growth) (Incorporated by reference to Exhibit 10.15B. of FNB's Annual Report on Form 10-K for the fiscal year ended December 31, 2022). *
10.9.	Form of Time-Based Restricted Stock Unit Award Agreement (Incorporated by reference to Exhibit 10.16. of FNB's Annual Report on Form 10-K for the fiscal year ended December 31, 2022). *
10.10.	F.N.B. Corporation Deferred Compensation Plan (Incorporated by reference to Exhibit 10.1. of FNB's Current Report on Form 8-K filed on April 19, 2022). *
10.11.	Form of director Restricted Stock Unit Agreement (Incorporated by reference to Exhibit 10.2. of FNB's Quarterly report on Form 10-Q for the quarter ended June 30, 2022 filed on August 5, 2022). *
10.12.	Executive Retention Life Insurance Agreement, dated as of November 3, 2022, between Vincent J. Delie, Jr. and FNB Corporation (Incorporated by reference to Exhibit 10.1. of FNB's Quarterly report on Form 10-Q for the quarter ended September 30, 2022 filed on November 4, 2022). *

Exhibit Number	Description
10.13.	Amended and Restated Employment Agreement between First National Bank of Pennsylvania and Gary Guerrieri (Incorporated by reference to Exhibit 10.1. of FNB's Current Report on Form 8-K filed on December 6, 2023). *
19.1.	Insider Trading Policy (Incorporated by reference to Exhibit 19.1. of FNB's Annual Report on Form 10-K for the fiscal year ended December 31, 2024).
21.1.	Subsidiaries of the Registrant (filed herewith).
23.1.	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm (filed herewith).
31.1.	Certification of Chief Executive Officer Pursuant to Sarbanes-Oxley Act Section 302 (filed herewith).
31.2.	Certification of Chief Financial Officer Pursuant to Sarbanes-Oxley Act Section 302 (filed herewith).
32.1.	Certification of Chief Executive Officer Pursuant to Sarbanes-Oxley Act Section 906 (furnished herewith).
32.2.	Certification of Chief Financial Officer Pursuant to Sarbanes-Oxley Act Section 906 (furnished herewith).
97.1.	F.N.B. Corporation Compensation Recoupment (Clawback) Policy (Incorporated by reference to Exhibit 97. of FNB's Annual Report on Form 10-K for the fiscal year ended December 31, 2023).
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the Inline XBRL document).
*	Management contracts and compensatory plans or arrangements.
(P)	Paper filing.

(c)   **SCHEDULES**

No financial statement schedules are being filed because of the absence of conditions under which they are required or because the required information is included in the Consolidated Financial Statements and related notes thereto.

ITEM 16.   **FORM 10-K SUMMARY**

NONE.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

F.N.B. CORPORATION

By   /s/ Vincent J. Delie, Jr.
_____
Vincent J. Delie, Jr.
Chairman, President and Chief Executive Officer

Date   February 24, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Vincent J. Delie, Jr. Vincent J. Delie, Jr.	Chairman, President and Chief Executive Officer (Principal Executive Officer)	February 24, 2026
/s/ Vincent J. Calabrese, Jr. Vincent J. Calabrese, Jr.	Chief Financial Officer (Principal Financial Officer)	February 24, 2026
/s/ James L. Dutey James L. Dutey	Corporate Controller (Principal Accounting Officer)	February 24, 2026
/s/ Pamela A. Bena Pamela A. Bena	Director	February 24, 2026
/s/ William B. Campbell William B. Campbell	Director	February 24, 2026
/s/ James D. Chiafullo James D. Chiafullo	Director	February 24, 2026
/s/ Mary Jo Dively Mary Jo Dively	Director	February 24, 2026
/s/ David J. Malone David J. Malone	Director	February 24, 2026
/s/ Frank C. Mencini Frank C. Mencini	Director	February 24, 2026
/s/ David L. Motley David L. Motley	Director	February 24, 2026
/s/ Heidi A. Nicholas Heidi A. Nicholas	Director	February 24, 2026

/s/ John S. Stanik	Director	February 24, 2026
John S. Stanik		

/s/ William J. Strimbu	Director	February 24, 2026
William J. Strimbu		

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F.N.B. CORPORATION AND FIRST NATIONAL BANK BOARD OF DIRECTORS





Pamela A. Bena
Retired Financial
Executive



William B. Campbell*
Lead Director
Retired Businessman
*Retiring May 2026



James D. Chiafullo
Partner
Steptoe & Johnson, PLLC



Vincent J. Delie, Jr.
Chairman, President & CEO
F.N.B. Corporation



Mary Jo Dively
Vice President &
General Counsel
Carnegie Mellon University



David J. Malone
President & CEO
Gateway Financial
Group, Inc.



Frank C. Mencini
Managing Partner
BGS Consulting



David L. Motley
President & CEO
MCAPS, LLC



Heidi A. Nicholas
Principal
Nicholas Enterprises



John S. Stanik
Retired CEO
Ampco – Pittsburgh
Corporation

William J. Strimbu
President
Nick Strimbu, Inc.

F.N.B. Corporation

Corporate Leadership

Vincent J. Delie, Jr.
Chairman, President & CEO

Vincent J. Calabrese, Jr.
Chief Financial Officer

Gary L. Guerrieri
Chief Credit Officer

D. Bryant Mitchell
Chief Wholesale Banking Officer

Alfred D. Cho
Chief Consumer Banking Officer

James G. Orie
Corporate Secretary
Chief Legal Officer

Thomas M. Whitesel
Chief Risk Officer

Ronda A. Edkins
Chief Audit Executive

Jennifer M. Reel
Chief Communications
and Marketing Officer

F.N.B. Corporation

Corporate Headquarters
FNB Financial Center
626 Washington Place
Pittsburgh, Pennsylvania 15219
Telephone: (888) 981-6000
Website: www.fnbcorporation.com

Transfer Agent and Registrar
Broadridge Corporate Issuer
Solutions, LLC
51 Mercedes Way
Edgewood, New York 11717
Telephone: (844) 877-8750

Stock Listing
The Corporation's common stock is traded on the New York Stock Exchange under the ticker symbol "FNB."





